


ALLIANCEOne


SEC MAIL PROCESSING
RECEIVED
JUL 05 2007
WASH, D.C. 185 SECTION

ALLIANCE ONE INTERNATIONAL, INC.
8001 Aerial Center Parkway
Morrisville, North Carolina 27560

Notice of Annual Meeting of Shareholders
To be Held August 16, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of Alliance One International, Inc. (the "Company"), to be held at the North Raleigh Hilton Hotel, Ballroom G, 3415 Wake Forest Road, Raleigh, North Carolina, on Thursday, August 16, 2007 at 10:00 a.m. to:

(a) elect four directors for a three-year term expiring in 2010, and one director for a one-year term expiring in 2008;

(b) ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2008;

(c) approve the Alliance One International, Inc. 2007 Incentive Plan; and

(d) transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on June 15, 2007 will be entitled to vote at the meeting.

The Company's proxy statement and proxy are enclosed, as is the Annual Report to shareholders for the fiscal year ended March 31, 2007.

By Order of the Board of Directors

Henry C. Babb
Secretary

July 13, 2007

YOUR VOTE IS VERY IMPORTANT TO US. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING.

ALLIANCE ONE INTERNATIONAL, INC.

PROXY STATEMENT

TABLE OF CONTENTS

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FREQUENTLY ASKED QUESTIONS

When and how was Alliance One International, Inc., formed?

On May 13, 2005, we completed the merger (the "Merger") of Standard Commercial Corporation ("Standard Commercial") with and into DIMON Incorporated ("DIMON"). Immediately following the Merger, DIMON changed its name to Alliance One International, Inc. ("Alliance One" or the "Company").

Who is soliciting my proxy?

The Board of Directors is soliciting your proxy for the annual meeting of shareholders to be held on Thursday, August 16, 2007, in order to provide you the opportunity to vote on all matters scheduled to come before the meeting, whether or not you attend the meeting in person.

Who pays for the solicitation of proxies?

Alliance One bears the cost of soliciting proxies, and will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for expenses reasonably incurred by them in sending proxy material to the beneficial owners of stock. The Company may utilize employees to solicit proxies by mail, in person or by telephone. If necessary, the Company may engage the services of a proxy solicitor and would also bear the cost of such firm's services and out-of-pocket expenses.

Who is entitled to vote?

You may vote if you owned shares of Alliance One common stock on June 15, 2007 the date established by the Board for determining shareholders entitled to vote at the annual meeting. On that date there were 88,729,899 shares of common stock outstanding and entitled to vote, with each such share having the right to one vote.

Which shares can be voted?

You may vote all shares owned by you as of the close of business on June 15, 2007. This includes:

- Shares held directly in your name as the shareholder of record.
- Shares of which you are the beneficial owner but not the shareholder of record, such as those held for you through a bank, broker or trustee.

Will my shares be voted if I do not return my proxy card or instruction form?

If you are an Alliance One shareholder whose stock was registered as of the close of business on June 15, 2007, directly in your name with American Stock Transfer & Trust Company ("American Stock Transfer"), our transfer agent, your shares will only be voted if your proxy is signed and returned, or you attend the meeting and vote in person.

If you are an Alliance One shareholder whose stock was held as of the close of business on June 15, 2007, through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority under the New York Stock Exchange ("NYSE") rules to vote shares on behalf of their customers on certain "routine" matters. The election of directors is considered a routine matter for which brokerage firms may vote shares without voting instructions from the customer. The approval of the Alliance One International, Inc. 2007 Incentive Plan is not considered a routine matter. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a broker non-vote.

What does it mean if I receive more than one proxy card or instruction form?

It means that you have multiple accounts with our transfer agent and/or banks or brokers. Please vote all of the shares. For assistance consolidating your accounts to the extent possible, you may contact our transfer agent, American Stock Transfer, at **1-866-627-2656**.

May I vote at the meeting?

If you are a registered shareholder and attend the meeting, you may vote your shares in person. If you hold your shares through a bank or broker and want to vote your shares in person at the meeting, you must contact your bank or broker and obtain a legal proxy. Even if you plan to attend the meeting we encourage you to vote your shares by proxy.

Can I change my vote after returning my proxy card or instruction form?

If you are a registered shareholder you may revoke your proxy at any time before it is voted. A proxy can be changed or revoked by voting in person at the meeting, delivering another later dated proxy, or notifying Alliance One's Secretary in writing that you want to change or revoke your proxy.

If you hold your shares in nominee or "street name" through a bank or broker, you must follow the instructions provided by your bank or broker, or contact your bank or broker regarding the revocation of your proxy. If you have obtained a legal proxy from your bank or broker giving you the right to vote your shares, you may change your vote by attending the meeting and voting in person.

All signed proxies that have not been revoked will be voted at the meeting.

How many votes are needed to hold the meeting?

A quorum is necessary to conduct business at the annual meeting. A quorum is a majority of the issued and outstanding shares of Alliance One common stock as of June 15, 2007, either present in person or represented by proxy at the meeting. Abstentions, withheld votes and shares held by a broker or bank on behalf of their customers that are voted on any matter are counted for purposes of establishing a quorum at the meeting.

If a quorum is not present, the meeting may be adjourned from time to time by the vote of a majority of the shares present without notice other than announcement at the meeting.

What items of business will be conducted at the meeting?

- The election of five members to the Board of Directors; four directors to serve until the 2010 annual meeting and one director to serve until the 2008 annual meeting, or until the election of their respective successors.
- The ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2008.
- The approval of the Alliance One International, Inc. 2007 Incentive Plan.
- Any other business properly brought before the meeting.

How many votes are needed to elect the nominees for director?

The election of each nominee for director requires a plurality of the votes cast by shareholders entitled to vote at the meeting. Because directors are elected by a plurality, abstentions, withheld votes and broker non-votes will have no effect on their election.

How many votes are needed to ratify the selection of Deloitte & Touche LLP as the Company's independent auditors?

The selection of Deloitte & Touche, LLP as the Company's independent auditors will be ratified if the votes cast "For" exceed the votes cast "Against." Abstentions and broker non-votes will not be included in the vote totals for the ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors.

How many votes are needed to approve the Alliance One International, Inc. 2007 Incentive Plan?

The approval of the Alliance One International, Inc. 2007 Incentive Plan requires the affirmative vote of a majority of the shares of Common Stock cast on this proposal; provided that the total votes cast on the proposal represents more than 50% of the number of shares entitled to vote on the proposal. Pursuant to applicable NYSE requirements, abstentions and broker non-votes will be counted as being entitled to vote on the proposal to approve the Alliance One International, Inc. 2007 Incentive Plan. Abstentions will be treated as votes cast on this proposal, but broker non-votes will not be treated as votes case on this proposal. As a result, broker non-votes will have no effect on the proposal to approve the Alliance One International, Inc. 2007 Incentive Plan, provided that the total votes cast on this proposal represents more than 50% of the number of shares entitled to vote on this proposal. Abstentions will have the same effect as a vote against the proposal to approve the Alliance One International, Inc. 2007 Incentive Plan.

What if I do not specify how I want my shares voted?

Unless you specify to the contrary, all of your shares represented by valid proxies will be voted "FOR" the election of all director nominees, "FOR" ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors, "FOR" the approval of the Alliance One International, Inc. 2007 Incentive Plan, and in accordance with the discretion of the proxy holders on any other matter that properly comes before the annual meeting.

What if a nominee for director becomes unavailable for election?

In the event that any nominee becomes unavailable for election, the Board may either reduce the number of directors or choose a substitute nominee. If the Board selects a substitute nominee, shares represented by proxy will be voted for the substitute nominee.

How will proxies be voted on other matters that are properly brought before the meeting?

The Company is not aware of any other business to be presented at the meeting. However, if any other matter is properly brought before the meeting, the proxies received will be voted on those items in accordance with the discretion of the proxy holders.

Will the directors be present at the meeting?

It is Alliance One's policy that directors attend the annual meetings of shareholders and we currently expect all of our directors to be in attendance at the 2007 Annual Meeting.

Will shareholders have an opportunity to ask questions at the meeting?

Yes. Following the business portion of the meeting, Company representatives will be available to answer shareholder questions.

GOVERNANCE OF THE COMPANY

The Board fosters and encourages an environment of strong corporate governance, including disclosure controls and procedures, internal controls, fiscal accountability, high ethical standards and compliance with applicable policies, laws and regulations. Re-examining Company practices and setting new standards is an ongoing process as the area of corporate governance continues to evolve. Therefore, the Board fully expects its governance practices and documents to be reviewed and modified as needed upon the recommendation of the Governance and Nominating Committee.

Shareholder Access to Governance Documents

Website

All of the Company's governance-related documents are available on its website at www.aointl.com. Available documents include the Company's Corporate Governance Guidelines, Code of Business Conduct and charters of the Audit, Executive Compensation, Finance and Governance and Nominating Committees. When changes are made to any of these documents, updated copies are posted on the website as soon as practical thereafter.

Written Request

Copies of the Company's governance documents are also available, free of charge, by written request addressed to: Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, P. O. Box 2009, Morrisville, North Carolina 27560.

Communications to the Board of Directors

Shareholders and interested parties may communicate with the Board of Directors, any committee of the Board, the Lead Independent Director or any individual director as appropriate. Communications must be made in writing to the Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, P. O. Box 2009, Morrisville, North Carolina 27560. The Secretary will determine in his good faith judgment which communications to relay to the applicable directors.

See the paragraphs entitled "*Shareholder Nominations*" and "*Shareholder Proposals*" for guidelines specific to those types of communications with the Board.

Code of Business Conduct

Alliance One has a Code of Business Conduct that clearly defines the Company's expectations for legal and ethical behavior on the part of every Alliance One director, officer, employee and agent. The Code of Business Conduct also governs Alliance One's principal financial officer and principal accounting officer. It is designed to deter wrongdoing and promote honest and ethical business conduct in all aspects of the Company's affairs. Any waiver of the Code of Business Conduct for any director or executive officer would require approval by the Board of Directors and would be disclosed immediately thereafter to shareholders via the Company's website, www.aointl.com.

Corporate Governance Guidelines

The Alliance One Corporate Governance Guidelines, in conjunction with the charters of key Board committees, inform shareholders, employees, customers and other constituents of the Board's principles as a governing body. The Guidelines are reviewed at least annually by the Board.

Determination of Independence of Directors

For a director to be deemed "independent," the Board of Directors of Alliance One must affirmatively determine that the director has no material relationship with Alliance One either directly or as a partner, shareholder or officer of an organization that has a relationship with Alliance One. In making this determination, the Board applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer of Alliance One, is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or Chief Executive Officer will not disqualify a director from being considered independent following such employment.

- A director who receives (or whose immediate family member serving as an executive officer receives) more than $100,000 per year in direct compensation from Alliance One is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation (excluding director and committee fees and pensions or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or Chief Executive Officer will not count toward the $100,000 limitation.

- A director who is affiliated with or employed by (or whose immediate family member is affiliated with or employed by) a present or former internal or external auditor of Alliance One is not independent until three years after the end of either the affiliation or the employment or auditing relationship.

- A director who is employed (or whose immediate family member is employed) as an executive officer of another company where any of Alliance One's present executives serve on that company's compensation committee is not independent until three years after the end of such service or employment relationship.

- A director who is an executive officer or an employee (or whose immediate family member is an executive officer) of a company that makes payments to, or receives payments from, Alliance One for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues is not independent until three years after falling below such threshold.

Governance and Nominating Committee Process

Alliance One's Board of Directors has a Governance and Nominating Committee composed entirely of independent directors and governed by a charter. As stated in the charter, it is the responsibility of the Committee to identify and evaluate potential candidates to serve on the Board. Candidates may be identified through a variety of means, including professional or personal contacts of directors, shareholder recommendations or a third party firm engaged in the recruitment of directors.

Candidates are assessed by the Committee in view of the responsibilities, qualifications and independence requirements set forth in the Corporate Governance Guidelines. Candidate assessment begins with a review of the candidate's background, education, experience and other qualifications. Candidates viewed favorably by the Committee then meet, either individually or collectively, with the Chairman of the Board, the Chairman of the Governance and Nominating Committee and other directors as appropriate, prior to being recommended for election to the Board.

An invitation to join the Board of Directors is extended only after a candidate's qualifications have been reviewed by the Committee, the Committee has formally recommended the candidate to the Board for approval, and the Board has approved the candidate's election by a majority vote. Invitations are extended on behalf of the Board by the Chairman.

The Committee may engage the services of a third party to assist in the recruitment of directors as necessary. To date, the Committee has not engaged the services of such a firm.

Minimum Director Qualifications

In order to qualify for service on the Alliance One Board of Directors, an individual must possess the following characteristics: integrity; the ability to actively participate in and contribute to the deliberations of the Board; the capacity and desire to represent the balanced, best interests of the shareholders; and sufficient time available to devote to the responsibilities of a director. Determination of whether an individual meets these qualifications is made in the business judgment of the Board.

Shareholder Nominations – 2008 Annual Meeting

Any shareholder entitled to vote in the election of directors generally may nominate at a meeting one or more persons for election as a director if written notice of such nomination or nominations is delivered or mailed to the Secretary of the Corporation in accordance with the Company's Bylaws, which state that such notification must include:

- the name, age and address of each proposed nominee;
- the principal occupation of each proposed nominee;
- the nominee's qualifications to serve as a director;
- the name and residence address of the notifying shareholders; and
- the number of shares owned by the notifying shareholder.

To be received in accordance with the Company's Bylaws, nominations for the 2008 Annual Meeting must be received not earlier than June 2, 2008 nor later than June 27, 2008. The Secretary of the Corporation will deliver all such notices to the Governance and Nominating Committee which will consider such candidates. The Governance and Nominating Committee shall thereafter make its recommendation to the Board of Directors, and the Board of Directors shall in turn make its determination with respect to whether such candidate should be nominated for election as a director.

Shareholder Proposals – 2008 Annual Meeting

To be considered for inclusion in the Company's proxy statement for the 2008 Annual Meeting, shareholder proposals must be submitted in writing to the Secretary of the Corporation by March 15, 2008, and must be submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, the laws of the Commonwealth of Virginia and the Bylaws of the Company.

Pursuant to the Bylaws of the Company, in order for any business not included in the proxy statement for the 2008 Annual Meeting to be brought before the Annual Meeting by a shareholder, the proposal must be submitted in writing by May 14, 2008. The notice must include as to each matter the shareholder proposes to bring before the Annual Meeting:

- a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting;

- the name and record address of the shareholder proposing the business;
- the number of shares beneficially owned by the shareholder; and
- any material interest the shareholder has in such business.

BOARD OF DIRECTORS

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board of Directors will consist of thirteen directors, divided into three classes as nearly equal in number as possible. Typically, each class of directors serves for three years and one class is elected at each annual meeting. However, in connection with Mr. Harker's planned retirement from the Board of Directors effective at the conclusion of the 2007 Annual Shareholders' Meeting, and in order to rebalance the membership of the Board among the existing classes of directors, four directors (Messrs. Robert E. Harrison, Albert C. Monk III, B. Clyde Preslar and Norman A. Scher) have been nominated for election at the 2007 annual meeting to serve three-year terms as Class I directors, and one director (Mr. C. Richard Green, Jr.), has been nominated for election at the 2007 annual meeting to serve a one-year term as a Class II director. The Governance and Nominating Committee has recommended to the Board of Directors and the Board of Directors has approved, each of the nominees for election to the Board of Directors. Each nominee is currently a director of Alliance One; and, with the exception of Robert E. Harrison, President and Chief Executive Officer of Alliance One, each nominee has been determined by the Board to be independent from management. All nominees have consented to serve if elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

Director Biographies

The following information is furnished with respect to the Company's directors and nominees:

Class I
Nominees for the Term Expiring in 2010

Robert E. Harrison – *Age 53, Director since 2005*

President and Chief Executive Officer of Alliance One since January 1, 2007. President and Chief Operating Officer of Alliance One from May 13, 2005 to December 31, 2006. President and Chief Executive Officer of Standard Commercial from August 1996, and Chairman of the Board of Directors from August 2003 to May 13, 2005.

Albert C. Monk, III – *Age 67, Director since 1995*

Retired since January 2001. Consultant to DIMON from January 2000 to December 2000. Vice Chairman of the Board of DIMON from March 1999 to December 1999. President of DIMON from April 1995 to February 1999.

B. Clyde Preslar – *Age 53, Director since 2005*

Private consultant since December 1, 2006. Executive Vice President and Chief Financial Officer of Cott Corporation, a manufacturer of beverage products, from August 2005 to December 2006. Vice President and Chief Financial Officer of Lance, Inc., a manufacturer, marketer and distributor of snack food products, from February 2002 to August 2005, and Secretary of Lance from April 1996 to August 2005. Prior thereto, Director of Financial Services with Black & Decker Corporation, a manufacturer of power tools and accessories.

Other directorships: Forward Air Corporation.

Norman A. Scher – *Age 69, Director since 1995*

Vice Chairman of the Board of Tredegar Corporation, a manufacturer of plastic films and aluminum extrusions, since March 2006. President and Chief Executive Officer of Tredegar from September 2001 through February 2006. Executive Vice President and Chief Financial Officer of Tredegar from July 1989 to September 2001.

Other directorships: Tredegar Corporation.

Class II
Nominee for the Term Expiring in 2008

C. Richard Green, Jr. – *Age 63, Director since 2003*

Non-Executive Director of ITC Limited, a company in India engaged in operating hotels, agricultural exports and manufacturing cigarettes and paperboard, since July 1999. Regional Director of British American Tobacco, a multinational tobacco company, from January 1999 to April 2002.

Other directorships: ITC Limited.

Class II
Directors with Terms Expiring in 2008

Brian J. Harker – *Age 57, Director since 1999*

Chairman of Alliance One since January 1, 2007. Chairman and Chief Executive Officer of Alliance One from May 13, 2005 to December 31, 2006. Chairman and Chief Executive Officer of DIMON from March 2003 to May 13, 2005. President and Chief Executive Officer of DIMON from May 1999 to February 2003. Mr. Harker will retire as planned from the Company's Board of Directors at the conclusion of the 2007 Annual Meeting.

Nigel G. Howard – *Age 61, Director since 2005*

Retired since December 2003. Deputy Chief Executive of The Morgan Crucible Company plc, a designer, developer and supplier of products made from carbon, ceramic and magnetic materials, from September 2002 to December 2003, and Director of The Morgan Crucible Company from September 1992 to December 2003. Deputy Chairman, Assam Carbon Products, Ltd., India, March 1977 to August 2005. Non-Executive Chairman of Zotefoams PLC, a manufacturer of industrial foams, from January 2007 to present, and Non-Executive Director of Zotefoams since January 2006.

Other directorships: Zotefoams PLC

Joseph L. Lanier, Jr. – *Age 75, Director since 1995*

Retired since August 2006. Chairman of the Board of Dan River, Inc., a textile manufacturer, from November 1989 to August 2006. Chief Executive Officer of Dan River, Inc. from November 1989 to February 2005. Non-Executive Chairman of the Board of DIMON from May 1999 to February 2003.

Other directorships: Flowers Foods, Inc.; Torchmark Corporation

William S. Sheridan – *Age 53, Director since 2005*

Executive Vice President and Chief Financial Officer, Sotheby's, an auctioneer of fine arts and antiques, since 1996. Prior thereto, Mr. Sheridan was a partner at the accounting and consulting firm of Deloitte & Touche.

Class III
Directors with Terms Expiring in 2009

John M. Hines – *Age 67, Director since 1995*

Private investor and consultant since 1996. Director of Glen Raven, Inc., a private textile manufacturing company, since May 2001. Consultant to DIMON from July 1996 to June 1998. Executive Vice President of DIMON from April 1995 to June 1996.

Other directorships: Glen Raven, Inc.

Mark W. Kehaya – *Age 39, Director since 2005*

Partner at Meritum Partners, LLC, an investment firm specializing in restructurings and turnarounds of middle-market companies, since January 2002. President, CEO and COO of Eturn Communications, Inc., a software solutions provider, from November 2000 to October 2001. Employed by Standard Commercial beginning in April 1993, serving variously as Assistant to the President, Finance Director of the Tobacco Division, Vice President-Planning, and as Chief Executive Officer of Standard Commercial's tobacco processing facility in St. Petersburg, Russia, until March 2000.

Other directorships: Barnacle Seafood, Inc.; Dunn Paper/ Valentine, Inc.; Irving Tanning, Inc.; Johnston Textiles, Inc.

Gilbert L. Klemann, II – *Age 56, Director since 2005*

Senior Vice President and General Counsel of Avon Products, Inc., a direct seller of beauty and related products, since January 2001. Prior thereto, served as an Executive Vice President, General Counsel and a Director of Fortune Brands, Inc. (formerly American Brands, Inc.), a diversified consumer products company, and as a partner in the law firm of Chadbourne & Parke LLP.

Other directorships: North American Galvanizing & Coatings, Inc.

Martin R. Wade, III – *Age 58, Director since 2001*

President and Chief Executive Officer of Broadcaster, Inc. (formerly International Microcomputer Software Inc.), an internet entertainment network, since September 2006, and Chief Executive Officer of International Microcomputer Software Inc., since September 2001. Director, President and Chief Executive Officer of Digital Creative Development Corporation (DC2), a developer of entertainment content companies focusing on broadband content delivery and providing Internet-related business-to-business services, from May 2001 to August 2001. Director and Executive Vice President of DC2 from June 2000 to April 2001. Managing Director of Prudential Securities, Inc., a global securities firm, from May 1998 to June 2000.

Other directorships: Advaxis, Inc., Broadcaster Inc.; Command Security Corporation; Nexmed, Inc.

Independence

The Board has affirmatively determined that the directors and nominees listed herein, with the exception of Messrs. Harker and Harrison, are independent, as that term is defined under the Corporate Governance Standards of the New York Stock Exchange. The Board has adopted categorical standards, which are discussed above under "*Governance of the Company*," to assist it in making its independence determinations and, with the exception of Messrs. Harker and Harrison who are employees of the Company, each director and nominee listed above meets such categorical standards.

Board Committees and Membership

The Board has standing Audit, Executive, Executive Compensation, Finance and Governance and Nominating Committees. With the exception of the Executive Committee, each committee operates under a charter approved by the Board. Such charters, containing descriptions of the committees' responsibilities, are available on our website, www.aointl.com. All members of the Audit, Executive Compensation and Governance and Nominating Committees meet the requirements for independence set forth by the New York Stock Exchange in Section 303A.02 of the Listed Company Manual.

The following table indicates the membership of, and number of meetings held during fiscal year 2007 by, each committee of the Board:

Name	Audit	Executive	Executive Compensation	Finance	Governance and Nominating
Mr. Green	X				
Mr. Harker		X			
Mr. Harrison		X			
Mr. Hines				X	X
Mr. Howard			X		
Mr. Kehaya				X*	
Mr. Klemann	X				
Mr. Lanier			X		X*
Mr. Monk		X			
Mr. Preslar	X*				
Mr. Scher			X*		
Mr. Sheridan		X*			X
Mr. Wade	X			X	
FY 2007 Meetings *Chair	7	1	8	5	2

The **Audit Committee** currently consists of Mr. Preslar (Chairman), Mr. Green, Mr. Klemann and Mr. Wade. This Committee's principal responsibilities include overseeing accounting policies, auditing and reporting practices; selecting, overseeing, evaluating, compensating and replacing independent auditors; overseeing the internal audit function; evaluating the adequacy and effectiveness of internal controls and risk management policies; overseeing compliance with legal and regulatory requirements; providing for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters; and preparing a committee report for inclusion in the annual proxy statement.

The **Executive Committee** currently consists of Mr. Sheridan (Chairman), Mr. Harker, Mr. Harrison and Mr. Monk. This Committee meets on call and has the authority to act in behalf of the Board when the full Board is not in session.

The **Executive Compensation Committee** currently consists of Mr. Scher (Chairman), Mr. Howard and Mr. Lanier. This Committee's principal responsibilities include reviewing and approving incentive compensation and equity-based plans consistent with shareholder approved plans; where appropriate, making recommendations to the Board with respect to new incentive compensation plans and equity-based plans for Board or shareholder approval; reviewing and approving salaries and incentive awards for executive officers; reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"); evaluating CEO performance; recommending to the independent directors the compensation of the CEO, including base salary and incentive awards; and preparing a committee report on executive compensation for inclusion in the annual proxy statement.

The **Finance Committee** currently consists of Mr. Kehaya (Chairman), Mr. Hines and Mr. Wade. This Committee's principal responsibility is to assist the Board with regard to the Company's financial policies and practices.

The **Governance and Nominating Committee** currently consists of Mr. Lanier (Chairman), Mr. Hines and Mr. Sheridan. This Committee's principal responsibilities include analyzing the structure, size and composition of the Board; developing and monitoring director selection criteria; identifying, recruiting, evaluating and recommending to the Board qualified nominees for election to the Board of Directors at the Annual Meeting of Shareholders; reviewing and recommending to the Board Corporate Governance Guidelines; overseeing the adoption and periodic review of committee charters; overseeing the Company's Compliance Program; recommending to the Board, when appropriate, the removal of a director; recommending to the Board directors to serve as Chairman, Lead Independent Director, committee chairs and committee members; recommending to the Board the retirement policy and remuneration of non-employee directors; providing for Board and committee self-evaluations; and reporting to the Board its conclusions regarding the Board's effectiveness and performance.

Board Meetings

Alliance One's non-management directors, all of whom are independent as that term is defined by the Corporate Governance Standards of the New York Stock Exchange, meet regularly in executive session. In accordance with Alliance One's Corporate Governance Guidelines, the Lead Independent Director presides at executive sessions of non-management directors. During fiscal year 2007, Mr. Sheridan served as Lead Independent Director. The Board typically makes the Lead Independent Director determination at the first meeting of the Board of Directors following the annual shareholders' meeting in conjunction with committee assignments.

During fiscal year 2007, there were seven meetings of the Board of Directors. Each director attended at least 75% of the total meetings of the Board and committees of which he was a member, other than Mr. Monk, who attended approximately 63% of the meetings held. It is our policy that directors attend the annual meetings of shareholders. All thirteen directors then in office attended the 2006 annual meeting.

Compensation of Non-Employee Directors

Directors who are employees of the Company or its subsidiaries or who serve as paid consultants to the Company are not compensated for their services as director. The following table represents the compensation received by the non-employee directors for fiscal year 2007:

Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	Total ($)
C. Richard Green	$40,500	$15,760	$0	$56,260
John M. Hines	$36,500	$15,760	$0	$52,260
Nigel G. Howard	$38,500	$15,760	$0	$54,260
Mark W. Kehaya	$35,000	$15,760	$0	$50,760
Gilbert L. Klemann, II	$42,000	$15,760	$0	$57,760
Joseph L. Lanier, Jr.	$43,500	$15,760	$72,014	$131,274
Albert C. Monk, III	$27,000	$15,760	$0	$42,760
B. Clyde Preslar	$42,250	$15,760	$0	$58,010
Norman A. Scher	$41,500	$15,760	$0	$57,260
William S. Sheridan	$47,500	$15,760	$0	$63,260
Martin R. Wade, III	$44,500	$15,760	$0	$60,260

(1) Non-employee directors (directors who are neither employees nor paid consultants of the Company) receive an annual cash retainer, as follows:

Type of Service	Annual Retainers
Board Member	$20,000
Audit Committee Chair	+ $ 5,000
Executive Compensation Committee Chair	+ $ 3,000
Audit Committee Member	+ $ 3,000
Executive Committee Chair	+ $ 2,000
Governance & Nominating Committee Chair	+ $ 2,000
Finance Committee Chair	+ $ 2,000
Lead Independent Director	+ $10,000

Non-employee directors also receive a fee of $1,500 for each board meeting attended in person or by phone, and $1,000 for each committee meeting attended in person or by phone.

(2) Pursuant to the Incentive Plan approved by shareholders on November 6, 2003 (the "2003 Incentive Plan"), non-employee directors may be granted common stock, performance shares or options to purchase common stock for a per share exercise price equal to the fair market value of one share of common stock on the date of the grant. On August 17, 2006, pursuant to the 2003 Incentive Plan and upon approval by the Board, each non-employee director was awarded 4,000 shares of restricted stock. The restricted stock has a vesting date of one year from the date of grant. The values shown for the restricted stock reflect the grant date fair value calculated in accordance with SFAS 123R associated with these restricted shares on the date of grant.

(3) Alliance One's non-employee directors previously were eligible to participate in a Compensation Deferral Plan, which was approved by the Board on June 23, 2003, but frozen as of December 31, 2004. Mr. Lanier is the only remaining participant in the plan. No deferrals were made during the year, and no future deferrals may be made to such plan. Under the Compensation Deferral Plan, a non-employee director could elect to defer all or any portion of the cash or equity based compensation received and have the deferred amount credited to a notional account under such plan. Cash compensation deferred is adjusted monthly for investment gains and losses using the 10-year Treasury Bond Index as a benchmark. Stock based compensation deferred is adjusted monthly for gains and losses using the month-end closing price of Alliance One common stock as a benchmark. The Compensation Deferral Plan is unfunded. Withdrawals from the plan are not permitted until the termination of a participating director's service on the Board. The value in this column reflects the change in the value of Mr. Lanier's account under the plan, including the gains in the closing price of Alliance One common stock, from April 1, 2006 to March 31, 2007.

Other Agreements and Business Relationships

Messrs. Hines and Monk had employment agreements with the Company prior to their retirements, effective July 1, 1996 and December 31, 1999, respectively. Under his employment agreement, Mr. Hines was entitled to receive an annual retirement benefit of $180,000 through 2008. Effective July 1, 2003, with the approval of the Board's Executive Compensation Committee, the Company and Mr. Hines agreed to decrease the amount of those payments but continue to pay them for a longer term. As a result, Mr. Hines is now entitled to receive annual payments of $120,000 through October 31, 2011. Based on a present value calculation by independent consultants, the present value of the modified payments is substantially equivalent to Mr. Hines' prior benefits. Mr. Monk is entitled to receive an annual retirement benefit of $190,000 through 2009 under the terms of his employment agreement. Thereafter, Mr. Monk will be entitled to his SERP retirement benefit.

Mr. C. Richard Green, Jr. is a non-executive director of ITC Limited, a company in India in which British American Tobacco has a minority interest and with which Alliance One does an immaterial amount of business.

OWNERSHIP OF EQUITY SECURITIES

Stock Ownership of Certain Beneficial Owners

The following table sets forth the only persons known to the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Company as of the dates set forth in the footnotes to the table, with percentage of ownership calculated using the number of outstanding shares of common stock on the dates noted below.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
Dimensional Fund Advisors LP [2] 1299 Ocean Avenue Santa Monica, CA 90401	7,567,587	8.53%
Wachovia Corporation [3] One Wachovia Center Charlotte, NC 28288-0137	6,717,499	7.57%
Barclays Global Investors, NA [4] Barclays Global Fund Advisors Barclays Global Investors, Ltd. 45 Fremont Street San Francisco, CA 94105	5,908,616	6.66%
Franklin Resources, Inc. [5] Charles B. Johnson Rupert H. Johnson, Jr. One Franklin Parkway San Mateo, CA 95503 and Franklin Advisory Services, LLC One Parker Plaza, 9th Floor Fort Lee, NJ 07024	4,785,700	5.39%

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(1) All percentages are based on 88,729,899 shares of Alliance One common stock outstanding on May 31, 2007, which number does not include shares owned by wholly-owned subsidiaries of the Company which are not entitled to vote their shares or to receive any dividends with respect to such shares.

(2) Based solely on an amended Schedule 13G filed on February 9, 2007, reporting information as of December 31, 2006, that indicates Dimensional Fund Advisors Inc. is the beneficial owner of 7,567,587 shares and has sole voting power over 7,567,587 shares and the sole dispositive power over 7,567,587 shares.

(3) On February 5, 2007, Wachovia Corporation filed an amended Schedule 13G reporting information as of December 31, 2006, that indicated that Wachovia Corporation was the beneficial owner of 7,417,499 shares and had sole voting power over 7,417,499 shares, the sole dispositive power over 3,897,590 shares and the shared dispositive power over 3,519,909 shares. These shares included 3,519,909 shares in certain trusts of which Mr. Mark W. Kehaya, a director of the Company, is a co-trustee, and with respect to which Wachovia Corporation is being reported as having shared investment power. Since December 31, 2007, such trusts have sold 700,000 shares (the "Disposition Shares"). Therefore, the number of shares beneficially owned by Wachovia Corporation as of December 31, 2006 has been reduced by the number of Disposition Shares, and such reduced number of shares is reflected in the table.

(4) Based solely on a amended Schedule 13G filed on January 23, 2007, reporting information as of December 31, 2006, that indicates Barclays Global Investors, NA is the beneficial owner of 5,908,616 shares and has sole voting power over 5,702,890 shares and the sole dispositive power over 5,908,616 shares.

(5) Based solely on an amended Schedule 13G filed on February 5, 2007, reporting information as of December 31, 2006, that indicates Franklin Resources, Inc. is the beneficial owner of 4,785,700 shares and has sole voting power over 4,785,700 shares and the sole dispositive power over 4,785,700 shares.

Stock Ownership of Management

The following table provides information as of May 31, 2007, with respect to the direct and indirect ownership of common stock by (1) each director and nominee for director; (2) each of the Company's named executive officers; and (3) all directors, nominees and executive officers of the Company as a group. On May 31, 2007, there were 88,729,899 shares of Alliance One common stock outstanding, which number does not include shares owned by wholly-owned subsidiaries of the Company which are not entitled to vote their shares or to receive any dividends with respect to such shares.

Name of Beneficial Owner	Number of Shares with Sole Voting and Investment Power [1]	Number of Shares with Shared Voting and Investment Power [2]	Number of Shares Beneficially Owned[1][2]	Percent of Class [1][2]
Henry C. Babb	86,523	0	86,523	*
James A. Cooley	156,992	22	157,014	*
Steven B. Daniels[3]	155,873	168	156,041	*
C. Richard Green, Jr.	22,000	0	22,000	*
H. Peyton Green, III	232,424	2,472	234,896	*
Brian J. Harker	416,689	2,125	418,814	*
Robert E. Harrison	416,139	0	416,139	*
John M. Hines	18,609	12,000	30,609	*
Nigel G. Howard	12,716	0	12,716	*
Hilton Kappaun	58,250	0	58,250	*
Mark W. Kehaya	1,048,874	2,836,273[4]	3,885,147	4.38%
Gilbert L. Klemann, II	22,801	9,000	31,801	*
Joseph L. Lanier, Jr.	59,427	0	59,427	*
Michael K. McDaniel	81,046	0	81,046	*
Albert C. Monk, III	686,196	0	686,196	*
William D. Pappas	49,584	0	49,584	*
B. Clyde Preslar	49,112	3,000	52,112	*
Norman A. Scher	42,463	0	42,463	*
William S. Sheridan	60,611	0	60,611	*
J. Pieter Sikkel	19,464	0	19,464	*
Martin R. Wade, III	37,700	0	37,700	*
Executive Officers, Directors and Nominees For Director as a Group (includes 21 people total)[5]	3,733,493	2,865,060	6,598,553	7.44%

* Less than 1%.

(1) Includes shares of common stock that may be acquired upon exercise of options that are currently exercisable or will become exercisable within sixty days of May 31, 2007, as follows: Mr. Babb, 28,500 shares; Mr. Cooley, 75,981 shares; Mr. Daniels, 0 shares; Mr. C.R. Green, 4,500 shares; Mr. H.P. Green, 20,000 shares; Mr. Harker, 55,500 shares; Mr. Harrison, 116,500 shares; Mr. Hines, 14,500 shares; Mr. Howard, 0 shares; Mr. Kappaun, 38,250 shares; Mr. Kehaya, 10,875 shares; Mr. Klemann, 3,375 shares; Mr. Lanier, 46,500 shares; Mr. McDaniel, 28,500 shares; Mr. Monk, 74,500 shares; Mr. Pappas, 32,250 shares; Mr. Preslar, 10,875 shares; Mr. Reynolds, 16,000 shares; Mr. Scher, 21,500 shares; Mr. Sheridan, 10,875 shares; Mr. Sikkel, 0 shares; Mr. Wade, 14,500 shares; and the officers, directors and nominees as a group, 623,481 shares.

Also includes restricted shares of common stock held as of May 31, 2007, as follows: Mr. Babb, 23,469 shares; Mr. Cooley, 57,500 shares; Mr. Daniels, 0 shares; Mr. C.R. Green, 4,000 shares; Mr. H.P. Green, 32,500 shares; Mr. Harker, 210,000 shares; Mr. Harrison, 195,368 shares; Mr. Hines, 4,000 shares; Mr. Howard, 4,000 shares; Mr. Kappaun, 17,500 shares; Mr. Kehaya, 14,537 shares; Mr. Klemann, 5,710 shares; Mr. Lanier, 4,000 shares; Mr. McDaniel, 19,905 shares; Mr. Monk, 4,000 shares; Mr. Pappas, 15,000 shares; Mr. Preslar, 19,487 shares; Mr. Reynolds, 7,500 shares; Mr. Scher, 4,000 shares; Mr. Sheridan, 19,487 shares; Mr. Sikkel, 19,464 shares; Mr. Wade, 4,000 shares; and the officers, directors and nominees as a group, 685,427 shares.

The restricted shares awarded to executive officers in fiscal 2006 and 2007 are restricted for three years from the date of the award, provided the recipient remains in the employ of the Company. The restricted shares awarded to non-employee directors remain restricted for one year from the date of the award, provided the recipient remains on the Board of the Company. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

The restricted shares awarded to former executive officers of DIMON prior to the Merger are restricted for three years from the date of the award, provided the recipient remains in the employ of the Company. The restricted shares awarded to former executive officers and non-employee directors of Standard Commercial prior to the Merger are restricted, depending on the type of restricted shares held by the individual, for either four years from the date of the award, three years from the date of the award provided the recipient remains employed by the Company, or until the recipient retired from the Board. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

This number also includes shares owned by minor child(ren) of the reporting person, or held in a trust or other estate planning vehicle over which the reporting person is understood to have sole voting and investment power.

(2) Includes shares owned by the spouse of the reporting person, either directly, jointly with the reporting person or as custodian for the minor child(ren) of the reporting person.

(3) Mr. Daniels' employment terminated on June 30, 2006. The amounts in this table reflect his beneficial ownership upon the termination of his employment, including 65,000 shares of common stock that could be acquired upon exercise of options that were exercisable or became exercisable within sixty days thereafter. We are not able to verify the extent to which Mr. Daniels has increased or decreased his beneficial ownership of shares since such date.

(4) Includes 2,819,909 shares as of May 31, 2007, in certain trusts of which Mr. Kehaya is a co-trustee, and with respect to which Wachovia Corporation is being reported as having shared investment power.

(5) Includes the shares beneficially owned by Mr. Steven B. Daniels immediately following the termination of his employment with the Company on June 30, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that during the fiscal year ended March 31, 2007, all reports for the Company's executive officers and directors that were required to be filed under Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis, except that two reports reflecting fifteen transactions for Mr. Mark W. Kehaya were not filed on a timely basis.

AUDIT MATTERS

Audit Committee Members and Meetings

Alliance One's Board of Directors has an Audit Committee that is composed of Mr. Preslar (Chairman) and Messrs. Green, Klemann and Wade. The Board has determined that each of the Audit Committee members meets the requirements for independence set forth by the New York Stock Exchange in Section 303A.02 of the Listed Company Manual and by the SEC in Exchange Act Rule 10A-3. The Committee met seven times during fiscal year 2007.

Audit Committee Charter

The Audit Committee is governed by a written charter adopted by the Board of Directors, a copy of which is attached hereto as Appendix A. In addition, the Audit Committee's charter is currently available on the Company's website, www.aointl.com.

Financial Literacy and Expertise

The Board, upon recommendation of the Governance and Nominating Committee, has determined that each member of the Audit Committee is financially literate as that term is interpreted by the Board in its business judgment. The Board has further determined that Mr. Preslar meets the requirements of an audit committee financial expert, as that term is defined by the SEC in Item 401(h) of Regulation S-K. As stated above, Mr. Preslar has been determined to be independent from management.

Other Audit Committee Service

The Company currently does not limit the number of audit committees on which its Audit Committee members may serve. However, the Audit Committee charter approved by the Board stipulates that, if an Audit Committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of the director to effectively serve on the Company's Audit Committee and disclose such determination in the annual proxy statement. None of the Audit Committee members currently serves on more than three audit committees of public companies.

Audit Committee Functions

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's accounting and financial reporting practices, and the quality and integrity of the Company's financial reports. This includes the oversight of Alliance One's financial statements provided to any governmental or regulatory body, the public or other users; the effectiveness of Alliance One's internal control process; and Alliance One's engagement of independent auditors. The Committee's functions are described more fully in the section entitled "*Board Committees*," and in the charter attached as Appendix A.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities the Committee reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61, and the Committee has discussed any items required to be communicated to it by the independent auditors in accordance with regulations promulgated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board and standards established by the American Institute of Certified Public Accountants and the Independence Standards Board.

The Committee has received from the independent auditors a letter describing any relationships with the Company that may bear on their independence and has discussed with the independent auditors the auditors' independence from the Company and its management. The Committee has pre-approved all fiscal year 2007 audit and permissible non-audit services provided by the independent auditors and the fees for those services. As part of this process, the Committee has reviewed the audit fees of the independent auditors. It has also reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent auditors from performing specified services that might impair their independence as well as compliance with the Company's and the Committee's policies.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee:

B. Clyde Preslar, Chairman
C. Richard Green, Jr.
Gilbert L. Klemann, II
Martin R. Wade, III

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services to be provided by the independent auditors. These services include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent auditors and management to report at Audit Committee meetings throughout the year on the actual fees charged for each category of service.

During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those instances the Audit Committee requires specific pre-approval before engagement. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chairman of the Audit Committee must report on such pre-approvals at the next scheduled Audit Committee meeting.

Independent Auditors

Subsequent to the completion of the Merger, the Company issued a Request for Proposal to several independent audit firms for the conduct of a full-scope integrated audit of the Company's financial statements, including reviews of unaudited interim financial information and of the Company's internal control over financial reporting for the year ending March 31, 2007. Following such competitive process, the Audit Committee dismissed its prior independent auditor, Ernst & Young LLP ("Ernst & Young"), as of August 25, 2005, and engaged Deloitte & Touche LLP ("Deloitte & Touche"), on August 31, 2005, as its independent auditor for fiscal year 2006, effective with the quarter ended September 30, 2005. Thereafter, Deloitte & Touche audited the Company's accounts for the fiscal year ended March 31, 2007; and, as more fully described below in Proposal Two, has been selected by the Audit Committee to serve as Alliance One's independent auditors for the fiscal year ending March 31, 2008.

The reports issued by Ernst & Young on the Company's financial statements for the fiscal years ended March 31, 2004 and March 31, 2005, the two most recent fiscal years prior to their dismissal, did not contain an adverse opinion or a disclaimer of opinion, or any qualification or modification as to uncertainty, audit scope or accounting principles. Further, during the fiscal years ended March 31, 2004 and March 31, 2005, the two most recent fiscal years prior to the dismissal, and through August 25, 2005, the date of dismissal, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its reports.

Audit and Non-Audit Fees

Set forth below are the fees billed to the Company by Ernst & Young in connection with services rendered during the fiscal year ended March 31, 2006 until their dismissal on August 25, 2005, and by Deloitte & Touche in connection with services rendered during the fiscal years ended March 31, 2006 and March 31, 2007:

	FY 2006			FY 2007
	Ernst & Young	Deloitte & Touche	Total	Deloitte & Touche
Audit Fees[1]	$681,899	$3,923,870	**$4,609,769**	**$4,165,074**
Audit-Related Fees[2]	277,599	7,439	**285,038**	**6,599**
Tax Fees[3]	27,780	86,719	**114,499**	**68,489**
All Other Fees[4]	—	386	**386**	**-**
Total	**$987,278**	**$4,018,414**	**$5,005,692**	**$4,240,162**

[1] *Audit Fees*. Audit Fees consist of professional services rendered in the audit of the Company's annual financial statements, review of the Company's quarterly financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, such as comfort letters, statutory audits, attest services, consents and assistance with reporting requirements.

[2] *Audit-Related Fees.* Audit-Related Fees consist of assurance and related services performed by the independent auditor that are reasonably related to the performance of the audit or review of financial statements and may include, among others, employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews, consultation regarding financial accounting and reporting standards, and services provided in conjunction with the Merger.

[3] *Tax Fees.* Tax Fees consist of services performed by the independent auditor for tax compliance, tax planning and tax advice.

[4] *All Other Fees.* Amounts paid to Deloitte & Touche during fiscal year 2006 relate to the preparation of a study analyzing the cost of living in Malawi. There were no fees billed or services rendered by Deloitte & Touche during fiscal year 2007 and fiscal year 2006, or by Ernst & Young during fiscal year 2006, other than those described above.

PROPOSAL TWO
RATIFICATION OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS

The Audit Committee has selected the firm of Deloitte & Touche to serve as the Company's independent auditors for the fiscal year ending March 31, 2008, and has directed that management submit the selection of independent auditors to the shareholders for ratification at the Annual Meeting. Deloitte & Touche has audited the Company's accounts for the fiscal years ended March 31, 2007 and March 31, 2006, and previously audited the accounts of Standard Commercial since 1988. Representatives of Deloitte & Touche are expected to attend the shareholder meeting, will have an opportunity to make a statement if they so desire, and will also be available to respond to appropriate questions.

Shareholder ratification of the selection of Deloitte & Touche as the Company's independent auditors is not required by the Company's bylaws or otherwise. However, we are submitting the selection of Deloitte & Touche to the shareholders for ratification as a matter of good corporate practice. If the appointment of Deloitte & Touche is not ratified by the shareholders, the Audit Committee will reconsider whether or not to retain Deloitte & Touche. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent audit firm at any time during the year if it is determined that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Alliance One is principally engaged in purchasing, processing, storing, and selling leaf tobacco in the United States, Africa, Europe, South America and Asia. The strategy behind the Merger with Standard Commercial and the creation of Alliance One is simple: to create a strategic leaf supply company with the footprint and scale necessary to drive efficiency, sustainability and long-term shareholder value in an intensely competitive, cyclical and challenging industry with a significant degree of global complexity and risk. Given this environment, the experience, continuity, and contribution of the executive leadership team is critical to the near term and long-term success of the Company.

Compensation Philosophy and Core Principles

The Company believes that its ability to attract and retain senior executives is significantly influenced by the quality and competitiveness of our compensation and benefits programs. The primary objectives of Alliance One's compensation and benefit programs are:

to enhance the recruitment and retention of executive talent;

to support a pay-for-performance culture which encourages and rewards the achievement of Company and personal objectives; and

to reinforce Alliance One's commitment to enhance long-term shareholder value.

We seek to accomplish these objectives while maintaining a cost-effective structure that is aligned with the interests of our shareholders. To meet these objectives, the compensation programs must be competitive and reflect an appropriate balance of "at risk" vs. fixed and cash vs. equity compensation. The Executive Compensation Committee (the "Committee") of the Board of Directors periodically reviews the compensation mix to ensure alignment with market practices as well as the Company's operating strategy, cost control imperatives, and long-term value creation objectives. Accordingly, the compensation mix may vary over time and among executives. Overall compensation levels are targeted at the median of competitive practice, but actual pay earned varies based on Company and personal performance.

Process and Procedure for Determining Compensation of Executive Officers

The Board of Directors has charged the Committee with the responsibility for establishing executive compensation policies and overseeing the development and management of total compensation levels and programs for the CEO and other executive officers. As part of this responsibility, the Committee, along with the Board of Directors, also evaluates the performance of the CEO and determines the compensation for the CEO based on the performance assessment as well as Alliance One's compensation philosophy.

Under its charter, the Committee is responsible for selecting and retaining its objective advisors. For fiscal 2007, the Committee has retained Mercer Human Resource Consulting ("Mercer" or the "Consultant") as a third party advisor to provide objective advice, research and evaluation related to executive compensation. In this capacity, Mercer reports directly to the Committee and meets regularly with the Committee Chair and Committee both with and without management present. Based on independent data provided by Mercer, the CEO makes a recommendation to the Committee for the compensation of all executive officers, other than his own. The CEO and the Senior Vice President of Human Resources also provide the Committee with additional market data and individual performance results to gauge overall compensation.

In determining and assessing the compensation levels and structure, the Committee reviews and considers market data and information provided by Mercer, individual compensation tally sheets prepared by the Company showing a summary total of all elements of compensation, and recommendations from the CEO. The market data provided by Mercer is obtained from independent published compensation surveys as well as a select group of peer companies of similar size and operating characteristics to the Company. The Committee uses a consistent approach for all executive officers but also exercises appropriate business judgment in how it applies these standard approaches to the facts and circumstances associated with each executive. Overall, the Committee uses the competitive benchmark data as a tool, not the absolute guideline, for establishing compensation levels, mixes and pay practices.

Elements of Compensation

The core elements of the compensation for the executive officers, including the Named Executives, of Alliance One are described in the following table:

Element	Description	Objective
Base salary (typically 40%-50% percent of target compensation)	Fixed compensation typically set within range of market median	▪ Provides base economic security at a level consistent with competitive practices ▪ Reflects role and responsibility of executive ▪ Impacted by individual performance, experience and level of responsibility
Annual incentives (typically 25% - 30% of target compensation)	Variable cash compensation linked to corporate and individual objectives Includes threshold, target, and maximum objectives	▪ Provides alignment to annual operating strategy through corporate objectives ▪ Aligns with personal performance via individual objectives
Long-term incentives (typically 20% to 30% of target compensation)	Long-term equity compensation For 2007, compensation provided via stock options and service-based restricted stock	▪ Provides link to shareholder value creation ▪ Strengthens mutuality of interests between Named Executives and shareholders ▪ Motivates and rewards for financial performance over a sustained period ▪ Vesting period fosters retention of key employees
Benefits and Perquisites	Healthcare Life and Disability Insurance Retirement and Pension Plans Basic benefit participation offered to other employees	▪ Ensure employee health, welfare, and retirement needs ▪ Fosters retirement and savings planning for Executives ▪ Provides retirement security

Base Salaries

Base salary levels represent a moderate percentage of overall compensation opportunity to the executive officers. However, base salaries serve as a foundation of our compensation program, as the majority of other compensation elements are determined as a percentage of base salary. Base salary levels are targeted to approximate the median salary of those presented in competitive market data. However, each individual salary's comparison to market will depend on a number of individual factors, including the role and nature of the job relative to market information as well as individual performance and characteristics. Base salaries are adjusted periodically (typically in April at the start of the fiscal year), based on competitive market changes, individual and corporate performance, modifications in job responsibilities, the executive's position within his or her respective salary range and the executive's future potential and value to the Company.

For fiscal 2007, at the request of executive management, base salaries for executive officers were not increased from the level established at the time of the Merger (May 13, 2005) as part of the overall effort to achieve key cost synergies and focus on controlling fixed expenses. Effective January 1, 2007, Mr. Robert E. Harrison was elected President and Chief Executive Officer of the Company. He has served as President and Chief Operating Officer since the Merger and previously served as Chairman, President and CEO of Standard Commercial. Mr. Harrison's salary was not adjusted at the time of his promotion, but the Committee utilized market data for comparable positions provided by Mercer and factored this into his review for fiscal 2008.

Incentives

Alliance One places more emphasis on performance-driven pay delivered through short- and long-term incentives.

Annual Incentives

The purpose of the annual incentive is to provide competitive annual cash compensation for executive officers that rewards the achievement of key corporate and operating unit objectives as well as overall individual performance and leadership. For 2007, the Committee adopted the Management Incentive Plan (the "MIP") pursuant to which executive officers were eligible for cash bonus awards. Annual incentive opportunities under the MIP are targeted at the median of competitive market data and are closely calibrated to the level of performance achieved. Annual incentives under the MIP are structured to provide for varying payments expressed as a percentage of annual base compensation with the percentage increasing the higher an executive officer's position is within the Company.

Each year management presents to the Board an operating strategy and financial plan for the year. The Committee, with input from management, utilizes the operating strategy and financial plan in establishing and approving the MIP's key performance measures and corporate goals for the year. The performance goals are expressed as "threshold," "target," and "maximum" objectives for the executives and serve as a benchmark for assessing each executive's performance for the fiscal year. The Committee generally intends to set Company performance targets so that the difficulty of achieving the target is consistent from year to year with a 30% - 50% probability that target performance will be achieved. If the applicable financial plan goal is exceeded, the executive is eligible for more than a target bonus. In addition to the operating performance goals of the Company, the executive officer's annual incentive bonus is also subject to the achievement of key performance objectives or milestones related to individual performance. The Committee generally approves payments of the annual performance-based bonuses during the first quarter of the year following the performance year.

For fiscal 2007, the MIP tied 70% of each executive's award opportunity to overall Company performance and 30% to individual performance objectives. Company performance was measured using an equally weighted combination of (a) underlying consolidated earnings before interest and taxes ("EBIT") and (b) a consolidated "economic profit" measure based on earnings less the opportunity cost of the net assets employed in the business. In addition, Company performance objectives were subject to a minimum Underlying Net Income per Common Share threshold (the "UEPS Threshold") required in order to trigger any potential payouts. Individual performance was measured against key performance objectives established for each executive at the beginning of the year. Although individual performance objectives are customized to each executive's roles and responsibilities, for 2007, these generally included measures related to leadership development and succession planning following the Merger, capital budgeting and planning, debt reduction and improved operating efficiencies. Should the minimum UEPS Threshold for the Company performance component not be attained, the Committee would have had sole discretion to determine the individual performance payouts. Potential target payouts ranged from 45% - 75% of base salary with maximum payouts ranging from 76.5% to 127.5% of base salary. Maximum bonus opportunities reflected a 200% of target payout potential on the Company performance component and 100% of target payout potential on the individual performance component.

In fiscal 2007, the UEPS Threshold was attained and Company and individual performance resulted in annual incentive award levels between target and maximum for each of the executive officers. This is the first year since the Merger that the Company performance component of the program yielded an incentive award to executives. In addition to attaining the UEPS Threshold, key accomplishments in fiscal 2007 included sizeable debt reduction, continued cost control and reorganization of the management team. The Company believes that, overall, results continue to demonstrate improvements resulting from execution of the Company's operating strategy, including the anticipated cost reduction and synergies resulting from the Merger.

Long-Term Incentives

Long-term incentives comprise a significant portion of an executive's compensation. The purpose of long-term incentives is to closely align the interests of management and shareholders by creating a long-term view of performance and value creation.

The Committee administers the Company's incentive plan that was approved by the shareholders in 2003 as the principal means to provide long-term incentives to the Company's executive officers and certain other officers and key employees. Typically, the Committee focuses on the judicious use of equity and monitoring the overall dilution level and run-rate of shares issued under the plan. Historically, the Committee has targeted an annual run-rate of less than 1.5% of common shares outstanding. All equity grants are approved by the Committee before being issued. The Committee approves stock option and restricted stock grants at the Committee meeting coinciding with the annual meeting of shareholders in August of each year. The Company does not time or plan to time its release of material non-public information for the purpose of affecting the value of executive compensation. The grant price of options is the closing price of the stock on date of grant.

For fiscal 2007, the Company granted both stock options and restricted stock as long-term incentives. The Committee typically awards long-term incentives in amounts it believes appropriate to attain an overall mix of target compensation for a particular executive in line with the midpoint in target compensation for executive in its peer group companies. However, in fiscal 2007, the Committee scaled back its equity grants to a certain extent in light of the total number of remaining shares available for issuance pursuant to its 2003 Incentive Plan. Options comprised approximately 33% - 50% of the individual long-term grant value and restricted stock comprised approximately 50% - 66%. Options were granted with a ten-year term and four-year ratable vesting. Restricted stock was granted with cliff vesting at the end of the third year following the date of the grant (provided the recipient remains an employee in good standing). Upon vesting, 100% of the restricted stock awards, net of taxes, must be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) seven years from the date of vesting. Consistent with the Company's customary practices, awards were made in August of 2006.

Merger-Related Special Long-Term Incentive Plan

In connection with the execution of the merger agreement between DIMON and Standard Commercial on November 7, 2004 (the "Merger Agreement"), the Compensation Committee of DIMON's Board of Directors designed a Special Long-Term Incentive Plan (SIP) for key executives. The objective of the Special Long-Term Incentive Plan was to create an incentive opportunity for Alliance One's management team to achieve targeted cumulative earnings per share and specific projected savings and synergies over the two-year period following the completion of the Merger (fiscal year 2006 and fiscal year 2007). As such, 75% of the incentive payout pursuant to the plan is based on cumulative Underlying Net Income per share and 25% of the incentive payout is based on cumulative savings and synergies.

Based on cumulative performance during the two-year period, the portion tied to Underlying Net Income per share was not achieved but the portion tied to synergies and cost savings was achieved at the maximum performance level. The earnings per share component was not achieved primarily due to unexpected economic and weather related factors in the first year of the two-year program. The following table provides the maximum opportunity established for each Named Executive Officer at the beginning of the performance period and the amount earned and approved by the Committee based on the financial results achieved:

Name	Maximum 2-year Special Incenitve Plan Opportunity	2-year Special Incentive Plan Earned and Approved
Robert E. Harrison	$1,100,000	$275,000
James A. Cooley	$525,000	$131,250
H. Peyton Green	$525,000	$131,250
Henry C. Babb	$325,000	$81,250
Michael K. McDaniel	$325,000	$81,250
Brian J. Harker	$1,100,000	$275,000
Steven B. Daniels	$525,000	$0

Other Benefits for Chief Executive Officer and Executive Officers

In order to provide competitive total compensation, Alliance One provides the CEO and other named executives with the same benefit package available to all salaried employees. The benefits package includes a cash balance pension plan and a qualified 401(k) plan. Executive officers participate in these plans on the same terms as other salaried employees. The ability of executive officers to participate fully in these plans is limited under Internal Revenue Code and ERISA requirements. As is commonly the case among its peer group, the Company offers to executive officers nonqualified restoration programs and enhanced pension benefits, a nonqualified deferred compensation plan and split-dollar life insurance coverage as reflected in the "Summary Compensation Table."

Alliance One provides other limited perquisites, the value of which is generally modest. The primary perquisites provided to executives are relocation benefits under the Alliance One relocation policy (which are also offered to other employees of the Company), which do allow for gross-ups on certain benefits paid under the policy. As a result of the Merger and the relocation of Alliance One's headquarters to Morrisville, North Carolina, the Company has incurred and executives have received recent payments under the program. The Committee believes a market based relocation policy is important for an international company with a presence in more than 40 countries and employees that are frequently asked to move to other locations.

Employment Agreements

The Company currently has employment agreements with three of the Named Executives – Messrs. Harrison, Harker and Babb. Mr. Green also had an employment agreement prior to his termination. These contracts generally address the individual's role and responsibilities as well as their rights to compensation and benefits. These contracts also contain termination provisions and related compensation in the event of a change in control, severance, and involuntary termination. These contracts were provided prior to, or in connection with, the Merger of Standard Commercial and DIMON.

In all cases, the agreements stipulate that the executive may not compete with the Company for a defined period following termination of employment or disclose confidential information. Additionally, Messrs. Harrison, Harker and Babb's employment agreements include a "double trigger" change in control provision. That is, for the change in control benefits and other provisions in the employment agreements to apply, there must be both (1) the consummation of change in control event, as well as (2) a termination by the Company without cause or a resignation by the executive for good reason.

Change in Control ("CIC") Policy and Severance Agreements

The Company also has entered into Change in Control agreements with Messrs. Cooley and McDaniel. Mr. Daniels was provided a change in control agreement in connection with the Merger. As noted above, these agreements require a "double trigger" termination event to trigger payment. These agreements exclude tax gross-up benefits and specifically require payments to be reduced if the amount would result in 280G excise tax penalties under Section 280G of the Code. All of the Company's employment and change in control agreements were entered into prior to the Merger.

Fiscal 2008 Compensation Planning

During fiscal 2007 and into fiscal 2008, the Committee has been working with Mercer which has provided assistance with a competitive analysis of the Company's executive compensation programs. Specifically, Mercer, the Committee and management are reviewing Alliance One's compensation programs in light of the strategic goals and operating strategy of the newly combined Alliance One, recent accounting changes and legislation proposals, competitive market practices, and emerging issues within the compensation landscape. The overall purpose of this review is to ensure Alliance One's compensation programs continue to align with the core compensation principles and objectives of the Company while maintaining a cost-effective structure that is aligned with the interests of our shareholders.

The following is a summary of the plan design changes that have either been made or are in the process of being made for fiscal 2008:

Long-Term Incentive Program

- A new equity plan and share reserve is being submitted for shareholder approval (see the section entitled "Proposal Three – Approval of the 2007 Alliance One International, Inc. 2007 Incentive Plan," for additional information regarding the proposed Plan)
- The new plan, which the Committee believes reflects prevailing market practices and new regulations, will allow the Company to provide market-competitive and shareholder-aligned incentive opportunities to key leaders globally; and will fully update the plan to reflect prevailing market practices and new regulations
- Equity awards in fiscal 2008 will be comprised of 75% stock options and 25% restricted stock (with long-term holding requirements beyond vesting – see below)

Executive Ownership Policies

- Holding periods will continue on restricted stock; requiring that 100% of the net shares be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) 7 years from the vesting date
- New minimum stock ownership guidelines have been adopted requiring Executive Officers to own between 50,000 and 250,000 shares within five years
- Company's insider trading policy continues to prohibit the hedging of shares by executive officers

Executive Retirement Program

- A new defined contribution program will replace a variety of existing defined benefit programs, which the Company believes will result in generally lower but consistent benefit levels that are market competitive and cost effective (e.g. reduce cost and expense variability, comply with 409A tax regulations, etc.)

Tax and Accounting Considerations

The Committee reviews projections of the estimated accounting (pro forma expense) and tax impact of all material elements of the executive compensation program. Alliance One and the Committee intend to administer the compensation plans in a manner that maintains an appropriate cost structure and is aligned with shareholder interests.

Generally, the Company realizes a tax deduction upon payment to/realization by the executive. Section 162(m) of the Internal Revenue Code generally provides that publicly held corporations may not deduct in any one taxable year certain compensation in excess of $1 million paid to the Chief Executive Officer and the next four most highly compensated executive officers. The Committee uses, where practical, compensation policies and programs that preserve the tax deductibility of compensation; however, the Committee at its sole discretion may approve payment of nondeductible compensation from time to time if it deems circumstances warrant.

Report of the Executive Compensation Committee

The Executive Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Executive Compensation Committee has recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Executive Compensation Committee:

Norman A. Scher, Chairman
Nigel G. Howard
Joseph L. Lanier, Jr.

Executive Compensation Tables

The following tables reflect the compensation for the current CEO, the current Chief Financial Officer ("CFO") and the three other most highly compensated executive officers who were serving as such at March 31, 2007. Additionally, the tables include information for the following two individuals who would have been among the three most highly compensated executive officers had they continued in their prior roles through March 31, 2007: (i) Mr. Brian J. Harker who served as Chief Executive Officer through December 31, 2006 and continues to serve as the Chairman of the Board until the annual meeting of shareholders in August, 2007; and (ii) Mr. Steven B. Daniels, former Executive Vice President of Operations (see Notes 8 and 9). Collectively, the above individuals are the Named Executives.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($) (5)	Total ($)
Robert E. Harrison, Principal Executive Officer (6)	2007	$525,000	$324,414	$74,019	$725,397	$480,324	$4,400	$2,135,561
James A. Cooley, Principal Financial Officer	2007	$290,000	$216,148	$37,435	$346,869	$144,790	$81,566	$1,118,815
H. Peyton Green, III, Executive Vice President - Sales (7)	2007	$280,000	$318,129	$59,293	$307,407	$0	$747,609	$1,714,445
Henry C. Babb, Senior Vice President, Chief Legal Officer and Secretary	2007	$284,200	$69,058	$16,757	$227,539	$40,019	$4,400	$643,980
Michael K. McDaniel, Senior Vice President - Human Resources	2007	$190,000	$57,054	$16,757	$179,051	$22,781	$80,629	$548,278
Brian J. Harker, Chairman and former Chief Executive Officer (8)	2007	$550,000	$992,433	$233,711	$746,845	$0	$66,936	$2,591,932
Steven B. Daniels, former Executive Vice President -Operations (9)	2007	$90,000	$1,130,481	$0	$0	$193,939	$1,224,441	$2,640,868

(1) This column reflects the dollar amount recognized by Alliance One for financial statement reporting for fiscal year 2007 with respect to restricted stock awards granted to the Named Executive in fiscal year 2007 and prior years, determined in accordance with SFAS 123R, including with respect to acceleration of vesting upon termination for certain officers. For information on the assumptions used in valuing restricted stock awards, refer to note K of Alliance One's Annual Report on Form 10-K for the fiscal year in which the award was granted. For further information on the terms and conditions of the grants, see the "Grants of Plan-Based Awards Table." The amounts in this column do not necessarily represent the value of the awards granted, nor are they a prediction of the actual value that will be realized by the Named Executive.

(2) This column reflects the dollar amount recognized by Alliance One for financial statement reporting for fiscal year 2007 with respect to options granted to the Named Executive in fiscal year 2007 and prior years, determined in accordance with SFAS 123R, including with respect to acceleration of vesting upon termination for certain officers. For information on the assumptions used in valuing option grants, refer to note K of Alliance One's Form 10-K for the fiscal year in which the option was granted. These amounts in this column do not necessarily represent the value of the option grants, nor are they a prediction of the actual value that will be realized by the Named Executive.

(3) This column includes the payment of performance-based annual cash incentive awards to the Named Executive pursuant to the Management Incentive Plan (MIP) for services performed during fiscal year 2007 as well as special payments issued under the Merger-Related Special Long-Term Incentive Plan (SIP) for services performed during the two fiscal years ending March 31, 2007. Additional information is provided in the Compensation Discussion and Analysis. Cash incentive award payments pursuant to each of the MIP and SIP bonus amounts for each Named Executive are provided in the following table:

Name	MIP Payout	SIP Payout	Total
Robert E. Harrison	$450,397	$275,000	$725,397
James A. Cooley	$215,619	$131,250	$346,869
H. Peyton Green, III	$176,157	$131,250	$307,407
Henry C. Babb	$146,289	$81,250	$227,539
Michael K. McDaniel	$97,801	$81,250	$179,051
Brian J. Harker	$471,845	$275,000	$746,845
Steven B. Daniels	$0	$0	$0

(4) This column reflects the aggregate change in the actuarial present value of the Named Executive's accumulated pension benefits in fiscal year 2007. See the "Pension Benefits Table" for additional information. For Mr. Green, the aggregate change in the actuarial present value of accumulated pension benefits in fiscal year 2007 was a decrease in value of $22,251 due to his employment terminating March 31, 2007. For Mr. Harker, the aggregate change in the actuarial present value of accumulated pension benefits in fiscal year was a decrease in value of $35,274 due to his pending retirement in August 2007. None of the Named Executives earned above-market returns on deferred compensation during 2007.

(5) The following table lists all amounts included in the "All Other Compensation" column of the Summary Compensation Table:

All Other Compensation	401(k) Company Match (a)	Relocation Expenses (b)	Split $ Life Insurance Premiums (c)	Termination Related Payments (d)	Postretirement Medical Benefits (e)	Total
Robert E. Harrison	$4,400	$0	$0	$0	$0	$4,400
James A. Cooley	$4,400	$53,746	$23,420	$0	$0	$81,566
H. Peyton Green, III	$4,400	$257,995	$25,931	$445,385	$13,897	$747,609
Henry C. Babb	$4,400	$0	$0	$0	$0	$4,400
Michael K. McDaniel	$3,800	$76,829	$0	$0	$0	$80,629
Brian J. Harker	$4,400	$324	$49,187	$0	$13,025	$66,936
Steven B. Daniels	$1,800	$0	$12,243	$1,210,399	$0	$1,224,441

(a) This column lists company matching contributions allocated to the Named Executive's account pursuant to the Alliance One Savings and Profit Sharing Plan.

(b) This column reflects relocation reimbursements and allowances paid to the Named Executives in connection with Alliance One's relocation of its headquarters to Morrisville, North Carolina. This amount includes payment or reimbursement, as applicable, of (i) certain costs associated with the sale of the executive's prior principal residence, (ii) house hunting and moving expenses, (iii) new home closing costs, (iv) a relocation allowance, (v) loss on the sale of the prior home, and (vi) associated tax payments for these expenses. For Mr. Green, includes a loss incurred by the Company on the sale of his prior home in the amount of $170,000.

(c) This column reflects split-dollar life insurance policy premiums paid by the Company.

(d) In connection with his termination of employment on March 31, 2007, Mr. Green became entitled to $445,385 in cash severance or separation payments. Of this amount, $165,389 will be paid in October 2007, and the remainder will be paid in 12 equal monthly installments of $23,333 commencing in November 2007.

In connection with his termination of employment on June 30, 2006, and pursuant to the terms of his Change in Control agreement, Mr. Daniels received a cash severance payment of $1,193,082 and other cash payments of $17,317 during fiscal year 2007 (of this amount, $6,927 constituted a reimbursement for taxes.)

(e) This column reflects the incremental expense recognized by Alliance One in fiscal year 2007 with respect to post-retirement health care benefits promised to the Named Executive under his employment agreement. The amounts were determined in accordance with SFAS 106, but only to the extent the benefits promised to the Named Executive under his employment agreement are more generous than post-retirement health care benefits provided to other Alliance One salaried employees who retire after satisfying applicable retirement criteria. See the "Potential Payments upon Termination/Change-In-Control" table for additional information, including the present value assumptions used in determining the incremental expense.

(6) Mr. Harrison was elected Chief Executive Officer on January 1, 2007. From May 13, 2005 through December 31, 2006, Mr. Harrison was Alliance One's President and Chief Operating Officer.

(7) Mr. Green's employment terminated on March 31, 2007.

(8) Mr. Harker served as Chief Executive Officer of the Company until December 31, 2006.

(9) Mr. Daniels' employment terminated on June 30, 2006. Upon his termination, Mr. Daniels forfeited outstanding stock options with an exercise price greater than the fair market value of a share of Alliance One common stock as of the close of business on June 30, 2006. For financial reporting purposes and in accordance with SFAS 123R, Alliance One recorded and reversed $26,659 in fiscal year 2007 stock option expense associated with these forfeited stock awards.

Grants of Plan-Based Awards Table

The following table provides information regarding grants of plan-based awards to the Named Executives in fiscal year 2007:

Grants of Plan Based Awards								
Name	Grant Date [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	All Other Option Awards: Number of Securities Underlying Options (#) [4]	Exercise or Base Price of Option Awards ($/Sh)	Full Grant Date Fair Value of Option Awards [5]
		Threshold ($)	Target ($)	Maximum ($)				
Robert E. Harrison	8/17/2006	$0	$393,750	$669,375	70,000	70,000	$3.94	$144,900
James A. Cooley	8/17/2006	$0	$188,500	$320,450	20,000	30,000	$3.94	$62,100
H. Peyton Green, III	8/17/2006	$0	$154,000	$261,800	10,000	20,000	$3.94	$41,400
Henry C. Babb	8/17/2006	$0	$127,890	$217,413	7,500	15,000	$3.94	$31,050
Michael K. McDaniel	8/17/2006	$0	$85,500	$145,350	7,500	15,000	$3.94	$31,050
Brian J. Harker	8/17/2006	$0	$412,500	$701,250	70,000	70,000	$3.94	$144,900
Steven B. Daniels [6]		$0	$198,000	$336,600	0	0	$0.00	$0

(1) Stock awards are granted during August of each year, coinciding with the Executive Compensation Committee meeting held in connection with the annual meeting of shareholders. Awards are granted under the 2003 Incentive Plan.

(2) The amounts in the threshold, target and maximum columns represent the potential amounts that were payable based on the MIP targets and goals approved by the Executive Compensation Committee. With respect to each corporate goal, a minimum, target and maximum performance level is specified, the attainment of which determines the amount paid for each performance goal (generally 0%, 100%, and 200%). With respect to individual performance, payment levels can only be achieved up to target performance and are subject to certain minimum requirements. See "Compensation Discussion and Analysis" for additional information.

(3) This column reflects the number shares of restricted stock granted. Restricted stock awards vest 100% at the end of the third year following the date of the grant, provided the recipient remains in the employment of the Company. Upon vesting, 100% of the fiscal 2007 restricted awards, net of taxes, must be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) seven years from the date of vesting. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

(4) This column represents non-qualified and incentive stock options. Option grants have a ten-year term and become exercisable with respect to one-fourth of the grant on each of the first, second, third and fourth anniversaries of the grant date. Stock options have an exercise price equal to the grant date closing price.

(5) The values shown for the stock options reflect the grant date fair value calculated in accordance with SFAS 123R associated with these options on the date of grant. Utilizing the Black-Scholes valuation method, a value of $2.07 per share was determined. The Black-Scholes Model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted under the plan differ from exchange traded options in three key respects: the options are long-term, nontransferable and subject to vesting restrictions, while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. In applying the Black-Scholes pricing model, the Company has assumed an expected life of 6.25 years, an annual dividend yield for the Company's common stock of 0%, a riskless rate of return of 4.83%, and a stock price volatility of 47%. No adjustment has been made to reflect the non-transferability of incentive stock options or the limited transferability of non-qualified stock options granted under the plan. Consequently, because the Black-Scholes Model is adapted to value the options set forth in the table and is assumption-based, it may not accurately determine the grant date present value. The actual value, if any, an optionee will realize will depend on the excess of the market value of the common stock over the exercise price on the date the option is exercised. The values reflect the accounting expense and may not reflect the actual value realized by the Named Executive.

(6) Mr. Daniels' employment terminated on June 30, 2006; therefore, he did not receive grants of restricted stock or stock options during fiscal 2007. His bonus opportunity under the MIP was effective as of April 1, 2006, prior to his termination of employment and was included as termination-related payments under "Summary Compensation Table - Other Compensation – Termination Payments." Pursuant to his Change in Control Agreement, Mr. Daniels received a pro-rata portion of the annual incentive award for the year in which termination occurred, assuming he would have received an award equal to the higher of his target bonus for such year, or the actual bonus received for the most recently completed fiscal year.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information regarding unexercised stock options and granted but unvested restricted stock awards held by the Named Executives.

Outstanding Equity Awards at Fiscal Year-End						
Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested [1]
Robert E. Harrison	36,000		$5.8300	8/14/2011		
	36,000		$6.3000	8/13/2012		
	27,000	9,000 (2)	$5.8000	6/11/2013		
	17,500	52,500 (3)	$3.9600	8/30/2015		
		70,000 (4)	$3.9400	8/17/2016		
					3,045	$28,105 (6)
					52,323	$482,941 (7)
					70,000	$646,100 (8)
					70,000	$646,100 (9)
James A. Cooley	4,481		$22.3125	8/21/2007		
	6,500		$9.2500	8/27/2008		
	40,000		$7.4400	8/23/2011		
	17,500		$6.9500	8/26/2013		
		17,500 (5)	$6.4500	11/10/2014		
	7,500	22,500 (3)	$3.9600	8/30/2015		
		30,000 (4)	$3.9400	8/17/2016		
					17,500	$161,525 (10)
					20,000	$184,600 (8)
					20,000	$184,600 (9)
H. Peyton Green, III	10,000		$22.3125	8/21/2007		
	10,000		$9.2500	8/27/2008		
		12,500 (5)	$6.4500	11/10/2014		
		15,000 (3)	$3.9600	8/30/2015		
		20,000 (4)	$3.9400	8/17/2016		
					12,500	$115,375 (10)
					10,000	$92,300 (8)
					10,000	$92,300 (9)
Henry C. Babb	9,000		$5.8300	8/14/2011		
	9,000		$6.3000	8/13/2012		
	6,750	2,250 (2)	$5.8000	6/11/2013		
	3,750	11,250 (3)	$3.9600	8/30/2015		
		15,000 (4)	$3.9400	8/17/2016		
					1,659	$15,313 (6)
					6,810	$62,856 (7)
					7,500	$69,225 (8)
					7,500	$69,225 (9)
Michael K. McDaniel	9,000		$5.8300	8/14/2011		
	9,000		$6.3000	8/13/2012		
	6,750	2,250 (2)	$5.8000	6/11/2013		
	3,750	11,250 (3)	$3.9600	8/30/2015		
		15,000 (4)	$3.9400	8/17/2016		
					882	$8,141 (6)
					4,023	$37,132 (7)
					7,500	$69,225 (8)
					7,500	$69,225 (9)
Brian J. Harker	18,000		$22.3125	8/21/2007		
	20,000		$9.2500	8/27/2008		
		70,000 (5)	$6.4500	11/10/2014		
	17,500	52,500 (3)	$3.9600	8/30/2015		
		70,000 (4)	$3.9400	8/17/2016		
					70,000	$646,100 (10)
					70,000	$646,100 (8)
					70,000	$646,100 (9)
Steven B. Daniels (11)	0	0	$0.0000	0	0	$0

(1) The market value of stock awards is based on the closing price of Alliance One stock on March 30, 2007, which was $9.23 per share.

(2) Awards granted on 6/11/2003 which were assumed in the Merger. Twenty-five percent of the grant vests on each of the first, second, third and fourth anniversaries of the grant date.

(3) Awards granted on 8/30/2005. Twenty-five percent of the grant vests on each of the first, second, third and fourth anniversaries of the grant date.

(4) Awards granted on 8/17/2006. Twenty-five percent of the grant vests on each of the first, second, third and fourth anniversaries of the grant date.

(5) Award granted on 11/10/2004. Award vests 11/10/2007.

(6) Awards granted on 6/11/2003. Awards were assumed in the Merger and vest 6/11/2007.

(7) Awards granted on 8/10/2004. Awards were assumed in the Merger and vest on 8/10/2007. Upon vesting, 100% of the awards, net of taxes, must be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) seven years from the date of vesting.

(8) Awards granted on 8/30/2005. Awards vest on 8/30/2008. Upon vesting, 100% of the awards, net of taxes, must be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) seven years from the date of vesting.

(9) Awards granted on 8/17/2006. Awards vest on 8/17/2009. Upon vesting, 100% of the awards, net of taxes, must be held until the earlier of (a) reaching age 60, (b) termination of employment, or (c) seven years from the date of vesting.

(10) Awards granted on 11/10/2004. Awards vest on 11/10/2007.

(11) Mr. Daniels' employment terminated on June 30, 2006 under the provisions of his change-in-control agreement. At this time, all of his stock options with an exercise price above the then current stock price were forfeited and cancelled. All other options became immediately vested and Mr. Daniels was required to exercise these shares before December 31, 2006. All unvested restricted shares accelerated on his termination date.

Option Exercises and Stock Vested Table

The following table provides information for the Named Executives with respect to stock option exercises and the vesting of restricted shares for fiscal year 2007. Restricted shares are subject to additional holding period requirements (see discussion in "Compensation Discussion and Analysis").

Option Exercises and Stock Vested				
	Option Awards		Stock Awards [1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [2]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [3]
Robert E. Harrison	0	$0	5,670	$23,203
James A. Cooley [4]	100,000	$434,610	17,500	$68,775
H. Peyton Green, III [5]	122,500	$380,506	12,500	$51,188
Henry C. Babb	0	$0	3,118	$12,759
Michael K. McDaniel	0	$0	1,615	$6,610
Brian J. Harker [6]	330,000	$959,605	72,500	$284,925
Steven B. Daniels [7]	65,000	$243,604	57,500	$255,300

(1) Share vesting and dollar value reflect amounts on a pre-tax basis. The 2003 Incentive Plan permits the withholding of shares upon vesting to pay applicable income taxes.

(2) Calculated by subtracting the exercise price from the closing price of the Company's common stock on the date of exercise and multiplying the difference by the number of shares exercised.

(3) Calculated by multiplying the number of shares vesting by the closing price of the Company's common stock on the date of vesting.

(4) On March 12, 2007, Mr. Cooley exercised 100,000 stock options as detailed below:

Grant Date	Exercise Date	Options Exercised	Exercise Price	Market Price
5/24/1999	3/12/2007	20,000	$5.50	$9.07
8/24/2000	3/12/2007	40,000	$2.81	$9.07
8/26/2002	3/12/2007	40,000	$6.25	$9.07

(5) On March 16, 2007, Mr. Green exercised 122,500 stock options as detailed below:

Grant Date	Exercise Date	Options Exercised	Exercise Price	Market Price
5/24/1999	3/16/2007	20,000	$5.50	$8.61
8/24/2000	3/16/2007	30,000	$2.81	$8.61
8/23/2001	3/16/2007	25,000	$7.44	$8.61
8/26/2002	3/16/2007	30,000	$6.25	$8.61
8/26/2003	3/16/2007	12,500	$6.95	$8.61
8/30/2005	3/16/2007	5,000	$3.96	$8.61

(6) On March 13, 2007, Mr. Harker exercised 330,000 stock options as detailed below:

Grant Date	Exercise Date	Options Exercised	Exercise Price	Market Price
5/24/1999	3/13/2007	50,000	$5.50	$8.72
8/24/2000	3/13/2007	70,000	$2.81	$8.72
8/23/2001	3/13/2007	70,000	$7.44	$8.72
8/26/2002	3/13/2007	70,000	$6.25	$8.72
8/26/2003	3/13/2007	70,000	$6.95	$8.72

(7) Mr. Daniels' employment terminated on June 30, 2006 under the provisions of his change-in-control agreement. At this time, all of his stock options with an exercise price above the then current stock price were forfeited and cancelled. All other options became immediately vested and Mr. Daniels was required to exercise these shares before December 31, 2006. All unvested restricted shares accelerated and became immediately exercisable on his termination date. On December 29, 2006, Mr. Daniels exercised 65,000 stock options as detailed below:

Grant Date	Exercise Date	Options Exercised	Exercise Price	Market Price
8/24/2000	12/29/2006	40,000	$2.81	$7.00
8/30/2005	12/29/2006	25,000	$3.96	$7.00

Nonqualified Deferred Compensation Table

The following table presents information on the Company's deferred compensation program, which provides for the deferral of compensation earned by the Named Executives on a basis that is not tax qualified, as of March 31, 2007. Other than the Key Executive Life Insurance and Deferred Compensation agreements ("Dibrell Agreements") established by Dibrell Brothers, Inc., a predecessor company, for Mr. Green in 1978 and 1980, Alliance One does not maintain for its Named Executives any nonqualified deferred compensation programs.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Balance at Last FYE ($) (4)
Robert E. Harrison	$0	$0	$0	$0
James A. Cooley	$0	$0	$0	$0
H. Peyton Green, III	$2,400	$495	$0	$72,892
Henry C. Babb	$0	$0	$0	$0
Michael K. McDaniel	$0	$0	$0	$0
Brian J. Harker	$0	$0	$0	$0
Steven B. Daniels	$0	$0	$0	$0

(1) Each of the Dibrell Agreements provides that Mr. Green will defer $200 per month so long as the Dibrell Agreements remain in effect and he remains employed by the Company. These deferrals are credited to a bookkeeping account for Mr. Green. The amount shown in this column is included in Mr. Green's salary as shown in the "Summary Compensation Table."

(2) A "Supplemental Amount" is credited to Mr. Green's account as of his termination of employment in accordance with the Dibrell Agreements. The "Supplemental Amount" is equal to the present value of the additional benefit Mr. Green would have received under the Alliance One International, Inc. Pension Plan had Mr. Green not deferred any of his compensation under the Dibrell Agreements, as determined by the actuary for the Pension Plan using the methodology and material assumptions described in Note M to the financial statements in Alliance One's Annual Report on Form 10-K for the year ended March 31, 2007. The amount shown in this column represents the increase in the "Supplemental Amount" for fiscal year 2007.

(3) Under the Dibrell Agreements, Mr. Green forfeited the accumulated earnings as of March 31, 2007, because of the termination of his employment prior to age 65.

(4) The aggregate account balance shown in this column is the total amount credited to Mr. Green's account under the Dibrell Agreements as of March 31, 2007, *after* deducting accumulated earnings forfeited upon his termination of employment on such date. Pursuant to the Dibrell Agreements, the account balance will be paid to Mr. Green in equal annual installments of $7,289.20 over ten years, without interest, commencing May 1, 2007.

Of the amount shown as Mr. Green's aggregate balance at March 31, 2007, $66,900 represents the total amount deducted from his salary over the life of the Dibrell Agreements. Of this amount, $64,500 has been included as a part of Mr. Green's salary in prior "Summary Compensation Tables" or would have been so included had Mr. Green been considered a Named Executive Officer in all years.

Pension Benefits Table

The following defined terms are used in the disclosure regarding pension benefits in this section:

"AOI SERP" refers to the AOI Supplemental Executive Retirement Plan
"AOI PEP" refers to the AOI Pension Equity Plan
"AOI Pension Plan" refers to the Alliance One International, Inc. Pension Plan
"SCC SERP" refers to the Standard Commercial Corporation Supplemental Retirement

The following table presents information as of March 31, 2007, concerning each of the Company's defined benefit plans that provide for payments to be made to the Named Executives at, following or in connection with retirement. No pension benefits were paid to any of the Named Executives during the last fiscal year.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]
Robert E. Harrison	AOI Pension Plan [2]	11.75	188,693
	AOI SERP [3]	11.75	1,313,546
	SCC SERP [4]	10.50	272,804
			1,775,043
James A. Cooley	AOI Pension Plan [2]	25.00	173,130
	AOI SERP[3]	25.00	464,794
	AOI PEP [5]	25.00	720,469
			1,358,393
H. Peyton Green, III	AOI Pension Plan [2]	35.83	399,456
	AOI PEP[5]	35.83	1,251,438
	Employment Agreement[6]	N/A	297,457
			1,948,351
Henry C. Babb	AOI Pension Plan [2]	9.25	272,191
	SCC SERP[4]	8.08	79,899
			352,090
Michael K. McDaniel	AOI Pension Plan [2]	10.33	169,069
			169,069
Brian J. Harker	AOI Pension Plan [2]	16.92	145,159
	AOI SERP[7]	20.00	0
	Employment Agreement[7]	20.00	6,397,382
			6,542,541
Steven B. Daniels	AOI Pension Plan [2]	24.50	155,747
	AOI SERP[3]	24.50	155,548
	AOI PEP[5]	24.50	1,204,649
			1,515,944

(1) Pension benefits shown in the above table were determined using the methodology and material assumptions described in Note M to the financial statements in Alliance One's Annual Report on Form 10-K for the year ended March 31, 2007, except as described in the footnotes below.

(2) Present values for the AOI Pension Plan have been determined by assuming a retirement age of 65 (the normal retirement age specified in the Pension Plan).

(3) Present values for the net AOI SERP benefits have been determined by assuming a retirement age of 65 (the normal retirement age specified in the AOI SERP). For Mr. Harrison and Mr. Cooley, the accumulated AOI SERP benefit as of March 31, 2007 is based on compensation and service through such date and the value of offsetting benefits (such as the

AOI Pension Plan, the SCC SERP and the AOI PEP) determined as of the same date. For Mr. Daniels, the amount shown is based on the final determination of his AOI SERP benefit as of his termination of employment on June 30, 2007. For Mr. Harker, see note 7 below.

(4) The SCC SERP was frozen as of December 31, 2005. The present value calculations are based on the frozen benefit, assuming a retirement age of 65.

(5) For Mr. Cooley, present value of his net AOI PEP benefit has been determined by assuming a retirement age of 60. Mr. Cooley's accumulated AOI PEP benefit as of March 31, 2007 is based on his compensation and service through such date and the value of offsetting benefits (such as the AOI Pension Plan) determined as of the same date. For Mr. Daniels, present value is based on the final determination of his net AOI PEP benefit as of his termination of employment on June 30, 2007, assuming a retirement age of 55. For Mr. Green, present value is based on the final determination of his AOI PEP benefit as of his termination of employment on March 31, 2007, and an April 1, 2007 AOI PEP retirement and benefit commencement date.

(6) The present value of the supplemental retirement benefit payable under Mr. Green's Employment Agreement has been determined assuming a March 31, 2007 retirement date, and is based on the final determination of the benefit as of his termination of employment on that date. The present value calculations assume a benefit commencement date of November 20, 2008.

(7) Mr. Harker has accrued a benefit under the AOI SERP. However, Mr. Harker's benefit under the AOI SERP is fully integrated with a similar, enhanced SERP benefit under his Executive Contract. The present value of Mr. Harker's accumulated SERP benefit is reported as zero in the table above because the entire accumulated benefit is reflected as part of Mr. Harker's Executive Contract benefit. If Mr. Harker had retired on March 31, 2007, he would have forfeited his benefit under the AOI SERP, but the forfeited benefit would have been replaced by the enhanced SERP benefit payable under the Executive Contract.

Ignoring the Executive Contract, and assuming a retirement age of 65 under the AOI SERP, the present value of Mr. Harker's accumulated AOI SERP benefit as of March 31, 2007 was $3,276,656. The accumulated AOI SERP benefit as of March 31, 2007 is based on Mr. Harker's compensation and service through such date and the value of offsetting benefits (such as the AOI Pension Plan) determined as of the same date.

Mr. Harker's Executive Contract provides two separate retirement benefits. The first is an early retirement benefit payable from his retirement date through age 65. The second is a benefit enhancement supplementing the AOI SERP. The amount shown in the table above is the sum of the present values of these two benefits, assuming a March 31, 2007 retirement age. The early retirement benefit is based on Mr. Harker's base salary and target annual bonus for fiscal year 2007. The enhanced SERP benefit is based on Mr. Harker's compensation and service through March 31, 2007 and the value of offsetting benefits (such as the AOI Pension Plan) determined as of the same date.

Any amount paid under the AOI SERP will reduce the enhanced SERP benefit payable under the Executive Contract, dollar for dollar. If a retirement age of 65 is assumed for both the AOI SERP and the enhanced SERP benefit under the Executive Contract, the present value of the accumulated AOI SERP benefit would be $3,276,656 and the present value of the total benefit accumulated under the Executive Contract would be $3,120,725.

Plan Summaries/Provisions

Pension Benefits under Employment Agreement with Brian Harker

As noted above in footnote 7 to the Pension Benefits Table, Mr. Harker's Executive Contract provides two separate retirement benefits. The first is an annual early retirement benefit equal to 50% of the sum of his base salary and his fiscal year 2007 target annual bonus. The early retirement benefit is payable in monthly installments beginning in the month following his separation from all positions with Alliance One, and ending in the month before his 65th birthday. However, any amounts payable within six months after Mr. Harker's separation from service will be withheld and paid, with interest, in the seventh month after separation.

The second retirement benefit provided under Mr. Harker's Executive Contract is a benefit enhancement supplementing the AOI SERP. The enhanced SERP provision provides an annual retirement benefit equal to 50% of Mr. Harker's compensation. For this purpose, Mr. Harker's compensation is defined as his base salary as of his termination date, plus the greater of (1) his average target annual bonuses for the fiscal years ending in 2006 and 2007, or (2) his average annual bonuses actually paid for the fiscal years ending in 2006 and 2007. The enhanced SERP benefit is offset by the amounts actually paid to Mr. Harker under the AOI SERP, and by all or a portion of the retirement benefits payable to him under certain other arrangements, including Alliance One's Pension Plan.

Mr. Harker is fully vested in the enhanced SERP benefit, but the benefit is subject to forfeiture if Mr. Harker violates the non-compete in his Executive Contract. The enhanced SERP benefit is payable in the form of an annuity for the life of Mr. Harker, with monthly payments commencing at age 65 (or actual retirement if later). However, any amounts payable within six months after Mr. Harker's separation from service will be withheld and paid, with interest, in the seventh month after separation.

If Mr. Harker is married when enhanced SERP benefit payments begin and his spouse survives him, his surviving spouse will receive monthly payments for her life in an amount equal to 50 percent of the monthly payments Mr. Harker was receiving. If Mr. Harker dies before retirement, his surviving spouse will receive a pre-retirement death benefit.

Alliance One International, Inc. Pension Plan

The Alliance One International, Inc. Pension Plan (the "AOI Pension Plan") is a funded and tax-qualified defined benefit pension plan that provides benefits under a "cash balance" formula. Under this formula, pension benefits are based on the participant's notional account balance. As of the last day of each calendar year, the participant's notional account balance is credited with a notional retirement credit equal to a percentage of eligible compensation for the year. The percentage is based on the participant's age and years of service, as follows:

Age plus Service	Retirement Credit
Under 40	3.5%
40-49	4.0%
50-59	5.0%
60-69	6.0%
70-79	7.0%
80 or more	8.0%

As of March 31, 2007, combined age and credited service for Messrs. Harrison, Cooley, Green, Babb, McDaniel, Harker and Daniels equaled 64, 81, 92, 71, 67, 72 and 72, respectively.

Eligible compensation generally includes all taxable earnings paid in cash plus the participant's pre-tax 401(k) and cafeteria plan contributions for the year. However, eligible compensation does not include commissions and extra pay for foreign service. In addition, compensation in excess of the applicable IRS limit ($225,000 for calendar year 2007) is ignored.

The participant's notional account balance is also credited with annual interest credits. The annual interest crediting rate for each calendar year is equal to the average rate paid on One Year Treasury Constant Maturity Bonds for the month of November in the preceding year, plus 1%. The interest crediting rate for calendar year 2007 is 6.01%.

As of March 31, 2007, the AOI Pension Plan covered all full-time, salaried employees of Alliance One and its subsidiaries who have completed 30 days of employment, as well as part-time salaried employees who have completed a year of service. Benefits earned under the AOI Pension Plan vest after five years of service, or upon attaining age 65 while actively employed.

A terminated participant may elect to receive the actuarially equivalent value of his or her vested accrued benefit in the form of a lump sum payment or an immediate or deferred annuity commencing at any time following termination of employment.

The AOI Pension Plan preserves certain early retirement rights for participants whose benefits include benefits earned under pension plans merged into the AOI Pension Plan. These provisions will not have a material affect on benefit payments for any of the Named Executives

AOI Supplemental Executive Retirement Plan

The Alliance One International, Inc. Supplemental Executive Retirement Plan (the "AOI SERP") was amended and restated on March 30, 2007. The AOI SERP is an unfunded, nonqualified pension plan for selected current and former management employees. The AOI SERP provides an annual retirement benefit equal to 50 percent of the employee's final average compensation. Benefits payable to an employee under the AOI SERP are offset by all or a portion of the retirement benefits payable to the employee under certain other arrangements, including the Company's domestic and foreign pension plans, the AOI PEP, social security-type programs of foreign countries, and profit-sharing accounts originally funded by a Company predecessor. AOI SERP benefits are also offset by supplemental retirement benefits payable under the terms of an employment agreement, unless the terms of an employment agreement provides otherwise.

Under the AOI SERP, final average compensation is defined as the average of the three highest fiscal years' cash compensation during the ten preceding fiscal years. Compensation does not include commissions, extra pay for foreign service, amounts paid as special incentive bonuses in connection with the Merger, or severance benefits. Under the SERP, the employee's final average compensation is frozen as of March 31, 2007. However, the value of the offsetting benefits is not frozen, and will not be determined until the employee's termination of employment.

An employee will vest in his full AOI SERP benefit by remaining employed with the Company until the earlier of March 31, 2012, or the date the employee has attained age 60 and the sum of his age and years of service equal at least 80. An employee who terminates before full vesting but after a change in control is entitled to a pro-rated benefit. However, an employee who is terminated for cause will forfeit any benefits otherwise payable under the AOI SERP. Prior to a change in control, an employee's benefits are also subject to forfeiture if the employee violates the AOI SERP's non-compete provisions.

The vested AOI SERP benefit is payable in the form of an annuity for the life of the retired employee, with monthly payments commencing at age 65 (or actual retirement if later). However, any amounts payable within six months after the retired employee's separation from service will be withheld and paid, with interest, in the seventh month after separation.

If the retired employee is married when AOI SERP benefit payments begin and his spouse survives him, his surviving spouse will receive monthly payments for her life in an amount equal to 50 percent of the monthly payments the retired employee was receiving. If a married employee dies before retirement but after satisfying the AOI SERP's vesting provisions (or after age 50, if earlier), his surviving spouse will receive a pre-retirement death benefit equivalent in value to the 50 percent survivor benefit the spouse would have received if the employee had survived to age 65.

As of March 31, 2007, Messrs. Harrison, Cooley, Green, Harker and Daniels were participants in the AOI SERP. Messrs. Babb and McDaniel were not participants in the AOI SERP.

AOI Pension Equity Plan

The Alliance One International, Inc. Pension Equity Plan (the "AOI PEP") was amended and restated on March 30, 2007. The AOI PEP is an unfunded, nonqualified pension plan for selected current and former management employees. The AOI PEP provides an annual retirement allowance equal to 1.1% of the employee's credited service times the employee's final average compensation. Benefits payable to an employee under the AOI PEP are offset by all or a portion of the retirement benefits payable to the employee under certain other arrangements, including the Company's domestic and foreign pension plans.

Under the AOI PEP, final average compensation is defined as the highest average of five consecutive fiscal years' cash compensation during the ten preceding fiscal years. Compensation does not include commissions, extra pay for foreign service, amounts paid as special incentive bonuses in connection with the Merger, or severance benefits. Under the AOI PEP, final average compensation is frozen as of March 31, 2007. However, the value of the offsetting benefits is not frozen, and will not be determined until the employee's termination of employment.

Credited service is the employee's total period of service with the Company plus future service the employee would earn if he remained employed with the Company until age 65.

An employee will vest in his full AOI PEP benefit by remaining employed with the Company until the earlier of March 31, 2012, or the AOI PEP normal retirement date. The AOI PEP normal retirement date is the date the employee has attained age 60 and the sum of his age and years of service equal at least 85. If the employee had the title of Senior Vice President or above with DIMON (or one of its predecessors) prior to July 1, 1995, the employee's AOI PEP normal retirement date is the date the employee has attained age 55 and the sum of his age and years of service equal at least 85. An employee who terminates before full vesting but after a change in control is entitled to a pro-rated benefit. However, an employee who is terminated for cause will forfeit any benefits otherwise payable under the AOI PEP.

An unmarried employee will receive his vested AOI PEP retirement allowance in the form of a life annuity with monthly payments starting on his AOI PEP normal retirement date (or actual retirement if later). If the employee is married, he will begin receiving his vested AOI PEP retirement allowance at the same time but in the form of an actuarially equivalent joint and 50% survivor annuity with the spouse as the contingent annuitant. Any amounts payable within six months after the retired employee's separation from service will be withheld and paid, with interest, in the seventh month after separation (this provision does not apply to Mr. Green).

If a married employee dies before retirement but after satisfying the AOI PEP's vesting provisions (or after age 50, if earlier), his surviving spouse will receive a pre-retirement death benefit equal to the survivor benefit the spouse would have received if the employee had survived and started receiving benefits under a joint and 50% survivor annuity.

As of March 31, 2007, Messrs. Cooley, Green and Daniels were participants in the AOI PEP. Messrs. Harrison, Babb, McDaniel and Harker were not participants in the AOI PEP.

Standard Commercial Corporation Supplemental Retirement Plan

The Standard Commercial Corporation Supplemental Retirement Plan (the "SCC SERP") provided benefits that would otherwise have been provided under Standard Commercial's tax-qualified pension plan but for Internal Revenue Code limitations on amounts which could be paid out of a tax-qualified plan. Benefits under the SCC SERP were frozen as of December 31, 2005.

As of March 31, 2007, Messrs. Harrison and Babb were participants in the SCC SERP. Messrs. Cooley, Green, McDaniel, Harker and Daniels were not participants in the SCC SERP.

Equity Compensation Plan Information

EQUITY COMPENSATION PLAN INFORMATION
as of March 31, 2007

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) [1]
Equity Compensation Plans Approved by Security Holders	2,798,831	6.94	1,768,724
Equity Compensation Plans Not Approved by Security Holders	0	Not Applicable	0
Total	2,798,831	6.94	1,768,724

[1] The 2003 Incentive Plan allows for certain of these shares to be issued in the form of restricted stock grants. Further, the Number of Securities Remaining Available for Future Issuance as set forth in this column (c) will increase by the Number of Securities to be Issued (as reflected in column (a)) which are associated with options, rights and warrants that are forfeited from time to time.

Potential Payments Upon Termination or Change-in-Control

The following table presents the information on certain potential payments and benefits the Named Executives other than Mr. Green and Mr. Daniels would be entitled to receive on account of their termination of employment, assuming that their employment terminated on March 31, 2007 under the listed scenarios. Mr. Green and Mr. Daniels terminated employment on March 31, 2007 and June 30, 2006, respectively, and the table shows the values of their termination benefits as of their respective termination dates.

The table includes the value of termination benefits payable under employment and change-in-control agreements, nonvested equity awards, the AOI SERP, the AOI PEP, the SCC SERP, deferred compensation agreements, and split-dollar life insurance plans. Except as specifically noted, the table does not include the value of benefits payable under the Alliance One International, Inc. Pension Plan or group insurance programs, or benefits that might be realized upon the Named Executive's exercise of equity awards that were vested as of March 31, 2007.

		Termination Scenario					
Name	Benefit	Voluntary Termination without Good Reason	Disability	Death	Termination following Change-in-Control [1]	Involuntary Termination with Cause	Involuntary Termination without Cause [2]
Robert E. Harrison [9]	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	$2,756,250	n/a	$2,296,875
	Stock Options [4]	n/a	$677,845	$677,845	$677,845	n/a	$677,845
	Restricted Stock [4]	n/a	$1,803,247	$1,803,247	$1,803,247	n/a	$1,803,247
	AOI SERP [5]	n/a	n/a	$705,056	$1,402,759	n/a	$1,402,759
	SCC SERP [5]	$272,804	$272,804	$371,703	$272,804	$272,804	$272,804
	Welfare Benefits [6]	n/a	n/a	n/a	$44,000	n/a	n/a
		$272,804	$2,753,896	$3,557,851	$6,956,905	$272,804	$6,453,530
James A. Cooley	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	$957,000	n/a	n/a
	Stock Options [4]	n/a	n/a	n/a	$325,925	n/a	n/a
	Restricted Stock [4]	n/a	$530,725	$530,725	$530,725	n/a	n/a
	AOI PEP [5]	n/a	n/a	$419,987	$821,579	n/a	$821,579
	AOI SERP [5]	n/a	n/a	$235,849	$455,156	n/a	$455,156
	Split-Dollar Life Insurance [7]	$117,915	$117,915	n/a	$117,915	n/a	$117,915
	Welfare Benefits [6]	n/a	n/a	n/a	$29,170	n/a	n/a
		$117,915	$648,640	$1,186,561	$3,237,470	$0	$1,394,650
H. Payton Green, III [10]	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	n/a	n/a	$445,385
	Executive Contract Supplemental Retirement [11]	n/a	n/a	n/a	n/a	n/a	$297,474
	Stock Options [4]	n/a	n/a	n/a	n/a	n/a	$219,600
	Restricted Stock [4]	n/a	n/a	n/a	n/a	n/a	$299,975
	AOI PEP [5]	n/a	n/a	n/a	n/a	n/a	$1,211,588
	Dibrell Deferred Compensation [10]	n/a	n/a	n/a	n/a	n/a	$56,812
	Split-Dollar Life Insurance [7]	n/a	n/a	n/a	n/a	n/a	$112,038
	Welfare Benefits [6]	n/a	n/a	n/a	n/a	n/a	$203,089
		n/a	n/a	n/a	n/a	n/a	$2,845,961
Henry C. Babb	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	$824,180	n/a	n/a
	Stock Options [4]	n/a	n/a	n/a	$146,355	n/a	n/a
	Restricted Stock [4]	n/a	$216,619	$216,619	$216,619	n/a	n/a
	SCC SERP [5]	$79,899	$79,899	$53,883	$79,899	$79,899	$79,900
	Welfare Benefits [6]	n/a	n/a	n/a	$29,170	n/a	n/a
		$79,899	$296,518	$270,502	$1,296,223	$79,899	$79,900
Michael K. McDaniel	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	$551,000	n/a	n/a
	Stock Options [4]	n/a	n/a	n/a	$146,355	n/a	n/a
	Restricted Stock [4]	n/a	$183,723	$183,723	$183,723	n/a	n/a
	Welfare Benefits [6]	n/a	n/a	n/a	$29,170	n/a	n/a
		$0	$183,723	$183,723	$910,248	$0	$0
Brian J. Harker [11]	Executive Contract Supplemental Retirement [12]	$6,397,381	$6,397,381	$492,658	$3,120,725	n/a	$3,120,725
	Severance or Salary Continuation Payments [3]	n/a	$229,167	n/a	n/a	n/a	n/a
	Stock Options [4]	$841,575	$841,575	$841,575	$841,575	n/a	$841,575
	Restricted Stock [4]	$1,938,300	$1,938,300	$1,938,300	$1,938,300	n/a	$1,938,300
	AOI SERP [5]	n/a	n/a	$2,282,637	$3,276,656	n/a	$3,276,656
	Split-Dollar Life Insurance [7]	$231,332	$231,332	n/a	$231,332	n/a	$231,332
	Welfare Benefits [6]	$190,723	$190,723	$190,723	$190,723	n/a	$190,723
		$9,599,311	$9,828,478	$5,745,893	$9,599,311	$0	$9,599,311
Steven B. Daniels [12]	Severance or Salary Continuation Payments [3]	n/a	n/a	n/a	$1,193,082	n/a	n/a
	Stock Options [4]	n/a	n/a	n/a	$77,200	n/a	n/a
	Restricted Stock [4]	n/a	n/a	n/a	$255,300	n/a	n/a
	AOI SERP [5]	n/a	n/a	n/a	$155,548	n/a	n/a
	AOI PEP [5]	n/a	n/a	n/a	$1,170,699	n/a	n/a
	Split-Dollar Life Insurance [7]	n/a	n/a	n/a	$111,822	n/a	n/a
	Welfare Benefits [6]	n/a	n/a	n/a	$29,170	n/a	n/a
		n/a	n/a	n/a	$2,992,821	n/a	n/a

(1) Amounts shown in this column represent benefits payable in the event of the Named Executive's termination following a change in control, provided that the termination is either a voluntary termination by the Named Executive for good reason, or an involuntary termination by Alliance One without cause. For Mr. Harrison, the amounts in this column also reflect payments that would be made upon voluntary termination for good reason in the absence of a change in control.

(2) Amounts shown in this column reflect benefits payable in the absence of a change in control.

(3) The single sum severance benefits shown for Messrs. Harrison, Cooley, Babb and McDaniel are based on multiples of their base salary in effect on March 31, 2007, and their target annual bonus for fiscal year 2007. Note that the 2005 merger of DIMON and Standard Commercial is not considered a change in control for purposes of determining Mr. Harrison's severance or salary continuation benefits under his employment agreement.

For Messrs. Cooley, Babb and McDaniel, the 2005 merger of DIMON and Standard Commercial is considered a change in control for purposes of determining their severance or salary continuation benefits under their 2004 change in control agreements. Accordingly, a single sum severance benefit would be payable under those agreements if they voluntarily terminated with good reason or they were terminated without cause on March 31, 2007.

For Mr. Harker, if he had terminated due to disability as of March 31, 2007, he would have been entitled to salary continuation through August 30, 2007.

(4) With the exception of Mr. Daniels, stock option and restricted stock values are estimated based on the closing price of Alliance One stock on March 31, 2007. For Mr. Daniels, values are estimated based on the closing price of Alliance One stock on June 30, 2006. Upon death or disability of the Named Executive, all equity awards become immediately vested in accordance with the provisions of the grant agreements. Note that upon the Named Executive's termination of employment (other than a for cause termination by Alliance One) after satisfying the eligibility requirements for retirement under the Alliance One Pension Plan, all shares of restricted stock become immediately vested.

(5) Values reflect the present value of the accumulated benefit obligation for the applicable Named Executive. Present values were determined using the same assumptions as described in the "Pension Benefits Table." Benefits under the AOI SERP, AOI PEP and SCC SERP are payable only in the form of an annuity, as described above in the paragraphs entitled "*AOI Supplemental Executive Retirement Plan (SERP),*" "*AOI Pension Equity Plan (PEP)*" and "*Standard Commercial Corporation Supplemental Retirement Plan (SCC SERP).*"

(6) Amounts shown for welfare benefits for Messrs. Harrison, Cooley, Babb, McDaniel and Daniels reflect the value of Alliance One's obligation to provide post-termination coverage under Alliance One's employee welfare benefit plans, to the extent such coverage is not made available generally to all salaried employees on a nondiscriminatory basis, valued using current COBRA rates.

(7) The amounts shown reflect the estimated present value of continued participation in the split dollar life insurance arrangement following termination of employment. The estimated present value is based on the difference between (a) the projected amount of total premiums Alliance One will have paid over the term of the split dollar agreement, and (b) the present value as of March 31, 2007,with the exception of Mr. Daniels, which reflects present value as of June 30, 2006 (assuming a discount rate of 5.9%) of the amount Alliance One expects to receive out of the policy cash value at maturity. Alliance One's projected premiums have been calculated based on projected term costs. The estimates assume that Alliance One does not exercise any available rights to take out policy loans.

(8) Messrs. Green and Harker are entitled to special lifetime health care benefits under their employment agreements. The welfare benefit amounts shown in the table above for Messrs. Green and Harker reflect the estimated present value of Alliance One's obligation to provide post-termination coverage under Alliance One's medical plan for salaried employees, to the extent such coverage is not made available generally to all salaried employees on a nondiscriminatory basis.

(9) Mr. Harrison's employment agreement contains special rules that apply if retirement, severance and other benefits payable to Mr. Harrison are "parachute payments" within the meaning of Section 280G of the Internal Revenue Code. If the total parachute payments would be less than 110% of the amount that would cause Mr. Harrison to incur an excise tax liability under Section 4999 of the Internal Revenue Code, his benefits are reduced to the maximum amount that can be paid without triggering such excise tax liability. If the total parachute payments exceed 110% of the amount that would cause Mr. Harrison to incur an excise tax liability under Section 4999, his benefits will not be reduced and Alliance One will be obligated to pay Mr. Harrison an additional amount so that the total benefits he receives after payment of Section 4999 excise taxes will be equal in value to the benefits he would have received if the excise tax had not been imposed.

(10) The amounts shown in the table above for Mr. Green reflect the present values of benefits offered to him in connection with his termination of employment on March 31, 2007, as well as the present values of Mr. Green's retirement benefit under the AOI PEP, his termination benefit under the Dibrell deferred compensation agreements and continued participation in a split dollar life insurance arrangement.

(11) Mr. Harker's employment agreement contains special rules that apply if retirement, severance and other benefits payable to Mr. Harker are "parachute payments" within the meaning of Section 280G of the Internal Revenue Code. The provisions are substantially the same as those applicable to Mr. Harrison, as described above in footnote 9. However, Mr. Harker will be retiring after the Board meeting in August 2007, and consequently it is unlikely that the parachute

payment provisions will ever be applicable to him. Note that the benefits reflected in the Executive Contract Supplemental Retirement row are the supplemental pension benefits payable under Mr. Harker's employment agreement, as described in the narrative accompanying the "Pension Benefits Table."

(12) The amounts shown in the table above for Mr. Daniels reflect the actual values of benefits payable to him on account of his termination of employment on June 30, 2006

Employment Agreements

In connection with the Merger, Alliance One entered into an employment agreement with Robert E. Harrison to serve as President and Chief Operating Officer of Alliance One, which agreement became effective as of the closing date of the Merger. As announced on December 14, 2006, reflecting the successful completion of the merger integration process, the Board of Directors confirmed the appointment of Mr. Harrison as Chief Executive Officer as of January 1, 2007.

Pursuant to the employment agreement, the Company is obligated to continue compensation and benefits to Mr. Harrison for the scheduled term of the agreement. If the employment agreement is terminated by Mr. Harrison without "good reason," the Company is generally obligated to pay compensation and benefits only to the date of termination. "Good reason" is defined to include a breach of the agreement, a diminution or change in the Executive's title, duties, or authority, or a relocation of the Company's principal offices. If Mr. Harrison's employment is terminated without Cause or he resigns for Good Reason, he will be entitled to receive a multiple of his annual base salary and target bonus amount in severance, accelerated vesting of equity, and continued participation in Alliance One's welfare plans.

Also, in connection with the Merger, Alliance One entered into a new employment agreement with Brian J. Harker effective as of the closing date of the Merger. The employment agreement provided that Mr. Harker will serve as Alliance One's Chief Executive Officer through March 31, 2007, and as Chairman of the Board of Directors through the 2007 annual meeting of shareholders. As announced on December 14, 2006, reflecting the successful completion of the Merger integration process, Mr. Harker retired as Chief Executive Officer of the Corporation effective December 31, 2006. Mr. Harker will continue to serve as Chairman of the Board until the Company's annual shareholder meeting in August 2007.

Both agreements also contain a world-wide non-competition provision for three years following termination of employment other than by the Company without Cause or by Mr. Harrison or Mr. Harker with Good Reason. In addition, both will be subject to a prohibition on solicitation of Alliance One's employees, customers and vendors for a period of one year after such termination.

Mr. Babb also has an employment agreement with the Company that contains provisions relating to termination, disability, death, and changes-in-control of the Company. A "change-in-control" is generally deemed to occur when (i) a person or group acquires beneficial ownership of 30% or more of the Common Stock; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and cease for any reason to constitute a majority of the Board; or (iii) the shareholders approve a liquidation or sale of substantially all of the assets of the Company or certain merger and consolidation transactions.

Each Named Executive also participates in various benefit and pension programs (as discussed under the "Pension Benefits" section). In the event that a participant's employment with the Company is terminated within two years of a "change-in-control" of the Company other than for death, disability or cause, or a participant terminates his employment during such period for "good reason," the participant becomes 100% vested in his retirement benefits and is entitled to receive a either a lump-sum amount or annual installment payments as defined under the plan. A "change-in-control" shall generally occur under the same circumstances as described above.

Change-in-Control Agreements; Termination of Change-in-Control Window following Merger

In considering the Merger, DIMON and Standard Commercial's board of directors determined that it was essential that Alliance One be managed and operated efficiently and effectively through the Merger and the subsequent integration of the two companies. To provide an incentive for certain key executive officers to remain in Alliance One's employ through the Merger and post-Merger integration process, immediately prior to the execution of the Merger Agreement, DIMON entered into change-in-control agreements with Messrs. Cooley and Daniels and other members of Alliance One's management team.

Such change-in-control agreements provide that if such individuals' employment is terminated by Alliance One without cause or if such individual resigns for good reason within the 24 month period immediately following a change-in-control, he shall be entitled to receive:

- a one-time payment equal to two times the sum of his annual base salary plus the greater of his target or actual bonus;
- full compensation through the date of termination, including pro-rated annual incentive bonus equal to the greater of his target or actual bonus for the partial year; and
- continued welfare benefits for 24 months following the date of termination.

In addition, all unvested options to purchase Alliance One common stock with an exercise price less than the common stock's fair market value and restricted stock awards owned by such employees will automatically vest and become exercisable. Options with an exercise price greater than the common stock's fair market value will be canceled. The amounts payable to such executives are subject to reduction in order to avoid excise tax liability pursuant to Section 280G of the Internal Revenue Code.

The Company maintains similar change-in-control agreements with other members of management; however, those agreements provide for benefits based on either 2.0 or 1.0 times annual base salary, and the greater of target or actual bonus compensation and 24 or 12 months of welfare benefits continuation.

On May 13, 2007, the two-year change-in-control window surrounding the merger of Standard Commercial and DIMON expired. As a result, the Merger is no longer a qualifying change-in-control event under the Named Executives' employment agreements or change-in-control agreements; however, the change-in-control provisions of such agreements remain in effect with respect to a future change-in-control event.

PROPOSAL THREE
APPROVAL OF THE ALLIANCE ONE INTERNATIONAL, INC. 2007 INCENTIVE PLAN

The Board of Directors recommends that shareholders approve the Alliance One International, Inc. 2007 Incentive Plan (the "2007 Plan").

Based upon the recommendation of the Executive Compensation Committee, the Board of Directors unanimously adopted the 2007 Plan, subject to shareholder approval at the annual meeting. The Board believes that long-term, predominantly equity-based incentives remain critical to attracting, motivating, and retaining the level of talent needed to successfully manage the Company and create shareholder value.

As with the Company's prior equity compensation plans, the 2007 Plan is an "omnibus" plan that provides the flexibility to grant a variety of equity awards; including stock options, stock appreciation rights, stock awards, stock units, performance awards and incentive awards. A maximum of 5,000,000 shares may be issued under the 2007 Plan. Upon approval of the 2007 Plan, no further grants will be made under the 2003 Incentive Plan.

In addition to providing the needed flexibility to continue awarding market-competitive and shareholder-aligned long-term incentive compensation opportunities to key talent throughout the world, the 2007 Plan has been updated to reflect prevailing market practices and many institutional shareholder considerations, including:

- Prohibiting any form of re-pricing without shareholder approval
- Prohibiting the granting of discounted stock options
- Requiring a minimum vesting period of three years on service-based awards
- Requiring a minimum performance period of one year on performance awards
- Prohibiting an increase in the available shares for shares tendered to exercise an option or to pay taxes.

The following is a summary of the 2007 Plan. The full text of the 2007 Plan is attached as Appendix B to this proxy statement, and the following summary is qualified in its entirety by reference to the 2007 Plan.

Plan Administration

The Executive Compensation Committee (the "Committee") will select the individuals who participate in the 2007 Plan, will determine the level of participation of each participant and will approve the terms and conditions of all awards. Each member of the Committee will be a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, and an "outside director" within the meaning of Section 162(m) of the Code. The Committee will have the discretionary authority to interpret the 2007 Plan, to prescribe, amend and rescind rules and regulations relating to the 2007 Plan, and to make all other determinations necessary or advisable for the administration of the 2007 Plan. Awards under the 2007 Plan that are made to non-employee Directors will be subject to the final approval of the full Board.

Share Authorization

A maximum of 5,000,000 shares are reserved for issuance pursuant to awards under the 2007 Plan.

Shares delivered under the 2007 Plan will be authorized but unissued shares of Company common stock. To the extent that any award payable in shares is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made, the shares covered thereby will be available for future awards under the 2007 Plan. In addition, awards settled in cash will not be counted against the maximum share reserve under the 2007 Plan.

The 2007 Plan does not contain "liberal share counting" provisions. Any shares exchanged by a participant or withheld from a participant as full or partial payment to the Company of the exercise price of an option or the tax withholding upon exercise or payment of an award will not be added to the number of shares available for issuance under the 2007 Plan. The maximum number of shares that may be issued under the 2007 Plan will be adjusted to reflect stock dividends, stock splits, share consolidations or other changes in the Company's capitalization. In that event similar changes will be made in the individual grant limitations (described below) and the terms of outstanding awards.

Eligibility and Participation

All full-time employees of the Company and its affiliates, as well as the Company's non-employee Directors, will be eligible to participate in the 2007 Plan. The Committee (or as to non-employee Directors, the Board) determines who will be granted awards, the number of shares subject to such grants and all other terms of awards.

Types of Plan Awards

The 2007 Plan provides for the grant of various forms of equity and equity-based incentives. The types of awards that may be issued under the 2007 Plan are described below.

Stock Options

Stock options granted under the 2007 Plan may be either nonqualified stock options or incentive stock options qualifying under Section 422 of the Code. No individual may be granted options in any calendar year for more than 400,000 shares of Company common stock. The exercise price of an option granted under the 2007 Plan may not be less than the fair market value of the Company's common stock on the date the option is granted. The exercise price may be payable in cash, by the surrender of shares of Company common stock (including attestation), through a broker-assisted cashless exercise or as otherwise permitted by the Committee.

The Committee determines the terms of each stock option at the time of the grant including the vesting requirements and the effect of termination of service of a participant. The Committee has discretion to prescribe an option term of up to ten years. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the Committee or both. Compensation Options (other than options granted to non-employee Directors), that vest or become exercisable solely on the basis of continued service cannot be fully vested before the third anniversary of the grant. The Committee may accelerate the vesting of options, in whole or in part, on account of a change in control or termination of service.

Stock Appreciation Rights

A stock appreciation right (or SAR) entitles the participant, upon exercise, to receive a payment equal to the excess of the fair market value of a share of Company common stock on the date of exercise over the base price of the SAR, multiplied by the applicable number of shares of common stock. SARs may be granted on a stand-alone basis or in tandem with a related stock option. The base price may not be less than the fair market value of a share of Company common stock on the date of grant. No individual may be granted SARs in any calendar year with respect to more than 400,000 shares of Company common stock.

The Committee determines the terms of each SAR at the time of the grant including the vesting requirements and the effect of termination of service of a participant. The Committee has discretion to provide that SARs will have a term of up to ten years. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the Committee or both. SARs (other than SARs granted to non-employee Directors), that vest or become exercisable solely on the basis of continued service cannot be fully vested before the third anniversary of the grant. The Committee may accelerate the vesting of SARs, in whole or in part, on account of a change in control or termination of service. SARs may be payable in cash or in shares of Company common stock or in a combination of both.

Stock Awards and Stock Units

A stock award is shares of Company common stock that are issued subject to restrictions on transfer and vesting requirements as determined by the Committee. Vesting requirements may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the Committee or both. Stock awards (other than stock awards granted to non-employee Directors), that vest and become transferable based solely on continued service cannot become fully vested and transferable before the third anniversary of the grant. The vesting period for other stock awards must be at least one year. The Committee may provide that stock awards will vest and become transferable, in whole or in part, upon a change in control or termination of service. Subject to the transfer restrictions and vesting requirements of the award, the participant will have all of the rights of a Company shareholder, including all voting and dividend rights, during the restriction period. No individual may receive stock awards in any calendar year for more than 150,000 shares of Company common stock.

A stock unit award represents the participant's right to receive a payment based on the value of a share of Company common stock. Stock units may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee or both. Stock units (other than stock units granted to non-employee Directors), that vest based solely on continued service cannot become fully vested before the third anniversary of the grant. The vesting period for other stock units must be at least one year. The Committee may provide that stock units will vest, in whole or in part, upon a change in control or termination of service. Stock units are payable in cash or in shares of Company common stock or in a combination of both. Stock units may be granted with related dividend equivalent rights but a participant does not have any rights as a shareholder under a stock unit award. No individual may be awarded more than 150,000 stock units in any calendar year.

Performance Shares

A performance share represents the participant's right to receive a share of stock (or its cash equivalent) conditioned on the attainment of specified business performance goals established by the Committee. The period in which the performance goals are measured must be at least one year. The Committee may provide that performance shares will be earned, in whole or in part, upon a change in control or termination of service. No individual may be granted more than 150,000 performance shares in any calendar year.

Incentive Awards

An incentive award represents a participant's right to receive a benefit (payable in cash or stock) conditioned on the attainment of specified business goals established by the Committee. The period in which the performance goals are measured must be at least one year. The Committee may provide that incentive awards are earned, in whole or in part, upon a change in control or termination of service. No individual may receive an incentive award payment in any calendar year that exceeds $2,000,000 (if the performance period was one year) or the product of (i) $125,000 times (ii) the number of months in the performance period (for incentive awards with a performance period longer than one year). Incentive awards are payable in cash or in shares of Company common stock or in a combination of both.

Code Section 162(m)

For any stock award, stock units, performance shares or incentive award that is intended to qualify as "performance-based compensation," within the meaning of Section 162(m), the committee shall establish performance goals with reference to one or more of the following:

- Revenue
- Gross Profit
- Operating Income
- Operating Ratio
- EBITDA
- EBIT
- Net Income
- Return on Equity
- Return on Assets
- Return on Capital
- Return on Investment
- Economic Profit
- Operating Cycle
- Cash Flow
- Debt Reduction
- Earnings per Share
- Total Shareholder Return
- Stock Price

Performance goals may be established on a Company-wide basis or with respect to one or more business units or Affiliates and may be expressed in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. When establishing performance goals for a performance period, the committee may exclude any or all extraordinary items, including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or nonrecurring items, and the cumulative effects of accounting changes.

Transferability

Unless the Committee provides otherwise, all awards granted under the 2007 Plan are nontransferable except by will or the laws of descent and distribution. The Committee may allow the transfer of options (other than incentive stock options), SARs, performance shares and incentive awards to the participant's children, grandchildren, spouse, a trust benefiting those family members or a partnership in which those family members are the only partners.

Term, Amendment and Termination

The 2007 Plan will have a term of ten years, unless terminated earlier by the Board of Directors. The Board may at any time and from time to time and in any respect amend or modify the 2007 Plan. However, no amendment will be effective without the approval of shareholders if shareholder approval is required by applicable law or the listing requirements of the exchange on which the Company common stock is listed for trading. For example, an amendment or modification that would constitute an option repricing will not be effective unless it is approved by shareholders. No amendment or modification of the 2007 Plan may adversely affect any outstanding award without the consent of the participant or the permitted transferee of the award.

Change in Control

The 2007 Plan provides that outstanding awards may become exercisable, vested or earned, in whole or in part, upon a change in control (as defined in the 2007 Plan). The 2007 Plan also provides that the Committee, without obtaining the consent of participants, may take certain actions with respect to outstanding awards upon a change in control. For example, the Committee may provide for outstanding awards to be replaced with substitute awards issued or granted by the surviving corporation. Alternatively, the Committee may provide for the cancellation of outstanding awards in exchange for a payment based on the per share consideration received by the Company's shareholders in the control change transaction (or the excess of that value over the option price or base value in the case of options and SARs). Finally, the Committee may prescribe that outstanding options and SARs, to the extent that they are exercisable on or before the change in control, will be cancelled if they are not exercised on or before the completion of the change in control.

The 2007 Plan further provides that the benefits or amounts payable under awards will be reduced to avoid parachute payment excise taxes unless the participant will receive greater after-tax benefits by receiving all of his awards and paying the excise tax. This limitation will not apply, however, if the award agreement or another agreement provides that the Company will indemnify the participant from any parachute excise tax liability.

New Plan Benefits

The Company cannot estimate or determine the awards that will be made under the 2007 Plan because awards will be determined in the discretion of the Committee (and subject to final approval of the full Board in the case of awards to non-employee Directors). For the same reason, the Company cannot describe the awards that would have been made under the 2007 Plan during the prior fiscal year if the 2007 Plan had been in effect for that year.

Federal Income Taxes

The Company has been advised by counsel regarding the federal income tax consequences of the 2007 Plan. No income is recognized by a participant at the time an option is granted. If the option is an incentive stock option, no income will be recognized upon the participant's exercise of the option. Income is recognized by a participant when the participant disposes of the shares acquired upon the exercise of an incentive stock option.

The exercise of a nonqualified stock option generally is a taxable event that requires the participant to recognize ordinary income. The ordinary income recognized by the participant is the difference between the shares' fair market value on the date of exercise and the option price.

No income is recognized upon the grant of an SAR. The exercise of an SAR is generally a taxable event. A participant generally recognizes ordinary income equal to any cash that is paid and the fair market value of any shares of Company common stock received in settlement of the SAR.

A participant will recognize ordinary income on account of a stock award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the participant is equal to the fair market value of the Company common stock on that date, less any amount that the participant paid for the shares.

No income is recognized on account of the grant of stock units, performance shares or an incentive award. A participant will recognize income on account of the settlement of the stock units, performance shares or incentive award. A participant will recognize income equal to any cash that is paid and the fair market value of Company common stock (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) that are received in settlement of the award.

The employer (either the Company or its affiliate) will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified stock option or SAR, the vesting of a stock award and the settlement of stock units, performance shares and incentive awards. The amount of the deduction is equal to the ordinary income recognized by the participant. The employer will not be entitled to a federal income tax deduction on account of the grant or exercise of an incentive stock option. The employer may claim a federal income tax deduction on account of certain dispositions of common stock acquired upon the exercise of an incentive stock option.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE 2007 INCENTIVE PLAN.

OTHER MATTERS

On this date, the Company is not aware of any matters to be presented for action at the meeting other than as stated in this notice. However, if any other matters requiring a vote of shareholders are properly presented at the meeting, it is intended that proxies in the accompanying form will be voted on such other matters in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

The annual report, including consolidated financial statements of the Company and its subsidiaries for the fiscal year ended March 31, 2007, is being mailed to shareholders with this proxy statement on or around July 13, 2007.

By Order of the Board of Directors:



Henry C. Babb
Secretary

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APPENDIX A

ALLIANCE ONE INTERNATIONAL, INC.
AUDIT COMMITTEE
Charter and Mandates

PURPOSE

The primary function of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Alliance One International, Inc. ("Alliance One") is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the financial statements of the company, the company's compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the company's internal audit function and independent auditors. Further, the Committee is charged with preparing the report of the Audit Committee to be included in the Company's annual proxy statement.

AUTHORITY

The Committee is formed by Board Resolution pursuant to Article VI Section 2 of the Bylaws. Changes to the Committee's Charter and Mandates must also be made by Board Resolution. The Committee will act only as a committee, with individual members possessing no power to act on their own.

The Committee shall be given the resources and authority to conduct investigations into any matters within the scope of its responsibilities. The Committee shall have the authority to call before it management and other employees of Alliance One involved in financial or internal control matters. Further, the Committee shall have the authority and resources necessary to engage financial and internal control experts, including independent public accountants other than Alliance One's independent auditor, counsel, including counsel other than Alliance One's regular counsel, and other consultants as it deems reasonably necessary to assist it in carrying out its responsibilities. The Committee shall also be provided with the funding for ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

MEMBERSHIP CRITERIA

The Committee shall be composed of not less than three members of the Board. All members of the Committee shall meet the requirements of the New York Stock Exchange ("NYSE"), the SEC and any other applicable legal or regulatory requirement concerning (1) independence (including restrictions concerning employment relationships, business relationships, family relationship, and cross compensation committee links), and (2) financial literacy. Further, at least one member of the committee shall have the accounting or related financial management expertise to be considered a financial expert.

Determination that a director meets the financial literacy and/or financial expert requirements for audit committee service will be made by the Board in its business judgment. In making such determinations, the Board will consider the financial expert qualifications set forth in SEC Release 33-8177 and related pronouncements.

Appointment of Members and Chairman

The Board of Directors will appoint both the members and the Chairman of the Committee. The appointments will be made at each Annual Meeting of the Board or when successors are required.

If an Audit Committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of the director to effectively serve on the Company's Audit Committee and disclose such determination in the annual proxy statement.

Removal of Members and Chairman

In accordance with Article VI Section 7 of the Bylaws, any member of the Committee, including the Chairman, may be removed by majority vote of the Directors then in office.

Vacancies

In accordance with Article VI Section 8 of the Bylaws, any vacancy may be filled by majority vote of the Directors then in office.

Meetings

Frequency – To perform its oversight function, the Committee shall meet at least four times annually or more frequently as circumstances dictate. The Committee shall meet separately periodically in executive session with each of the independent auditor, the internal auditor and management. The Committee shall meet privately as a committee as necessary to discuss any matters that the Committee believes should be discussed without the presence of management.

Notice – In accordance with Article V Section 6 of the Bylaws, notice of Committee meetings will be provided at least 24 hours in advance of the meeting. Meetings may be held at any time without notice if the members waive the notice requirement by attendance at the meeting or otherwise.

Forum – The Committee may meet in person, by telephone, or by other communication's facility.

Quorum – A quorum shall consist of a majority of the Committee members. Action by a majority of the members shall constitute action by the Committee.

Chairman – In the absence of the Chairman, the Committee will designate by majority vote of the members present another member to serve as Acting Chairman of the meeting.

Reporting

Minutes of each meeting shall be prepared and distributed to the Committee. The Committee shall report on each of its proceedings to the Board at the next regular meeting of the Board.

Minutes

The Secretary of the Company, or his designate, will keep minutes of all Committee meetings.

MANDATES

To fulfill its purpose, the committee shall have the following basic duties and such other activities the Committee deems necessary:

Financial Reporting

- Management and the independent auditor shall review with the Committee the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K). This review will include the company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

- The Committee shall review and consider with the independent auditor the matters required to be communicated to the Committee by Statement of Auditing Standards ("SAS") No. 61 "Communication with Audit Committees" (as it may be modified or supplemented) including matters related to the conduct of the audit.

- The Committee shall review and discuss with management and the independent auditor any significant accounting matters that arise on an interim basis as well as the unaudited financial statements to be included in the Company's Quarterly Report on Form 10-Q. This review will include the company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

- The committee will review with the independent auditor 1) all critical accounting policies and practices used, including any significant changes in accounting principles, 2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management and the ramification of such treatment, and the treatment preferred by the independent auditor, and 3) other material communications between the independent auditor and management such as the management letter and any accounting adjustments proposed.

- The Committee shall review and discuss with management its policies and practices regarding earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Independent Auditor

The Committee shall be guided by the premise that the independent auditors are ultimately accountable to the Committee. The Committee is directly responsible for selecting, overseeing and evaluating, compensating and, where appropriate, replacing the independent auditor.

- The Committee shall pre-approve all audit engagement fees and terms as well as all statutory engagements performed by any audit firm and all permissible non-audit services to be provided by the independent auditors.

- The Committee shall evaluate the independent auditors qualifications, performance and independence. As part of such evaluation, at least annually, the Audit Committee shall:

  - obtain and review a report from the independent auditor describing the firm's internal quality control procedures; any material issues raised by the firm's most recent quality control review or peer review of the firm or an inquiry or investigation by any governmental or professional authority in the preceding five years with respect to any audit carried out by the firm, and any actions taken by the firm to handle any such issues raised.

- obtain and review a report from the independent auditor delineating all relationships between the independent auditor and Alliance One .

- assess if the performance of permissible non-audit services is compatible with their independence.

- review and evaluate the lead partner of the independent auditor and ensure that rotation of the independent auditors' partners satisfies regulatory requirements.

- The Committee shall set clear hiring policies for employees or former employees of the independent auditors.

Internal Audit

- The Committee shall review annually the scope of activities, staffing, results and effectiveness of the Company's Internal Audit function and advise management of such changes to the Internal Audit function as the Committee deems appropriate.

- Further, the Committee shall review periodically the qualifications of the Internal Audit function and concur in the appointment, replacement, reassignment or dismissal of Alliance One's Chief Audit Executive. The Committee shall review the Internal Audit function as to its independence and authority of its reporting obligations.

- The Committee shall also review the department's annual audit plan and the results of the audits and obtain explanations for any significant deviations from the original plan.

Internal Control and Risk Management Matters

- Management, the independent auditor and the Company's internal auditors shall review with the Committee the adequacy and effectiveness of the accounting and financial controls of the Corporation. The Committee shall elicit recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

- Management, the independent auditor and the Company's internal auditors shall discuss with the Committee significant financial risks or exposures. Further, the Committee will discuss policies with management with respect to risk assessment and risk management and shall assess the steps management has taken to minimize such risks to the Company.

- The independent auditor and internal auditors shall review with the Committee any significant findings and recommendations together with management's response. The Committee shall satisfy itself that management has taken any necessary corrective actions on a timely basis.

Compliance

- Management shall review with the Committee the effectiveness of the Company's system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any instances of noncompliance.

- Management, general counsel, and the tax director shall periodically update the Committee regarding compliance with laws and regulations.

- The Committee shall be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

- The Committee shall review the findings of any examinations by regulatory agencies.

- Management shall review with the Committee the code of conduct and the plan to ensure that all employees are aware of it, as well as the program for monitoring compliance.

- The Committee shall periodically obtain updates from management and the Company's general counsel regarding compliance with the Company's code of conduct.

- The Committee will establish procedures covering the receipt, retention and treatment of complaints received by the company regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing concerns.

- The Committee shall review with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

- The internal auditor shall review with the Committee the Executive Officers' expense accounts and use of corporate assets.

Other Responsibilities

- The Committee will meet periodically in separate executive sessions with management, the internal auditors and the independent auditors.

- The Committee will report to the full board any issues that arise with respect to the quality and integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the performance of the independent auditors and the performance of the internal auditors.

- The Committee shall perform a review and evaluation of the Committee's own performance.

- The Committee shall annually review the provisions of this Charter and recommend to the Corporate Governance & Nominating Committee any appropriate changes.

- The Charter as revised periodically will be published on the Company's public website.

CONSISTENCY WITH ARTICLES OF INCORPORATION, BYLAWS

To the extent that any provision or section of this Charter may be inconsistent with any article, provision or section of the Articles of Incorporation or the Bylaws of the Corporation, the Articles of Incorporation or the Bylaws, as appropriate, shall fully control.

February 16, 2006

APPENDIX B

Alliance One International, Inc.

2007 INCENTIVE PLAN

TABLE OF CONTENTS

SECTION **PAGE**

ARTICLE I
DEFINITIONS

1.01. Affiliate.

Affiliate means any "subsidiary corporation" or "parent corporation" as such terms are defined in Section 424 of the Code or any other trade or business that would be a "parent corporation" or a "subsidiary corporation" if it was organized as a corporation.

1.02. Agreement.

Agreement means a written agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of an Award granted to such Participant.

1.03. Award.

Award means an Option, SAR, Stock Award, Stock Unit Award, Performance Share Award, or Incentive Award granted under this Plan.

1.04. Board.

Board means the Board of Directors of the Company.

1.05. Change in Control.

Change in Control means any of the following:

(a) Any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) becomes the beneficial owner, directly or indirectly, of Company securities representing more than 30% of the aggregate voting power of all classes of the Company's voting securities on a fully diluted basis, after giving effect to the conversion of all outstanding warrants, options and other securities of the Company convertible into or exercisable for voting securities of the Company (whether or not such securities are then exercisable);

(b) The shareholders of the Company consummate a plan of merger, consolidation or share exchange between the Company and an entity other than a direct or indirect wholly-owned subsidiary of the Company, unless the Company shareholders immediately before the completion of such transaction will continue to hold at least 50% of the aggregate voting power of all classes of voting securities of the surviving or resulting entity;

(c) The shareholders of the company consummate a proposal with respect to the sale, lease, exchange or other disposition of all, or substantially all, of the Company's property, unless the Company shareholders immediately before the completion of such transaction will continue to hold, directly or indirectly, at least 50% of the aggregate voting power of all classes of voting securities of the transferee; or

(d) During any period of two consecutive years (which period may be deemed to begin prior to the date of this Agreement), individuals who at the beginning of such period constituted the Board, together with any new members of the Board whose election by the Board or whose nomination for election by the Company's shareholders was approved by a majority of the members of the Board then still in office who either were directors at the beginning of such period or whose nomination or election was previously so approved, cease for any reason to constitute a majority of the Board.

1.06. Code.

Code means the Internal Revenue Code of 1986, and any amendments thereto.

1.07. Committee.

Committee means a committee of the Board appointed to administer the Plan. The Committee shall be comprised of two or more members of the Board; all of whom shall be "non-employee directors" as defined in Securities Exchange Commission Rule 16b-3 as in effect from time to time and "outside directors" as defined in Code section 162(m) as in effect from time to time; provided, however, that the failure of the Committee to satisfy the "non-employee director" or "outside director" requirements shall not affect the validity of any Award.

1.08. Common Stock.

Common Stock means the common stock of the Company.

1.09. Company.

Company means Alliance One International, Inc..

1.10. Corresponding SAR.

Corresponding SAR means an SAR that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

1.11. Date of Exercise.

Date of Exercise means (i) with respect to an Option, the date that the Option price is received by the Company and (ii) with respect to an SAR, the date that the notice of exercise is received by the Company.

1.12. Fair Market Value.

Fair Market Value means, on any given date, the closing price of the Common Stock as reported on an established stock exchange on which the Common Stock is listed. If the Common Stock was not traded on such exchange on such date, then the Fair Market Value is determined with reference to the preceding day that the Common Stock was so traded. If the Common Stock is not listed on an established stock exchange, then the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

1.13. Incentive Award.

Incentive Award means an award, denominated in dollars which, subject to such terms and conditions as may be prescribed by the Committee, entitles the Participant to receive a cash payment, shares of Common Stock or a combination of cash and Common Stock from the Company or an Affiliate upon the achievement of performance objectives.

1.14. Incentive Stock Option.

Incentive Stock Option means an Option designated as an Incentive Stock Option within the meaning of Code Section 422 or any successor provision thereto.

1.15. Initial Value.

Initial Value means, with respect to an SAR, the Fair Market Value of one share of Common Stock on the date of grant.

1.16. Option.

Option means a stock option that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

1.17. Participant.

Participant means an employee of the Company or of an Affiliate or member of the Board, who satisfies the requirements of Article IV and is selected by the Committee to receive an Award.

1.18. Performance Share.

Performance Share means an Award, in the amount determined by the Committee and specified in an Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive shares of Common Stock, a cash payment, or a combination of Common Stock and cash, upon achievement of performance objectives in accordance with the provisions of Article VIII. The Committee, in its discretion, will determine whether a Performance Share will be settled with shares of Common Stock, cash or a combination of Common Stock and cash.

1.19. Plan.

Plan means the Alliance One International, Inc. 2007 Incentive Plan.

1.20. SAR.

SAR means a stock appreciation right that entitles the holder to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value on the Date of Exercise, payable in cash, shares of Common Stock or a combination of Common Stock and cash at the discretion of the Committee, over the Initial Value. References to "SARs" include both Corresponding SARs and SARs granted independently of Options, unless the context requires otherwise.

1.21. Stock Award.

Stock Award means Common Stock awarded to a Participant under Article VII.

1.22. Stock Unit Award.

Stock Unit Award means a right to receive one or more shares of Common Stock (or cash of an equivalent value) in the future awarded to a Participant under Article VII.

1.23. Substitute Award.

Substitute Award means an Award granted in assumption of, or in substitution or exchange for, an award previously granted, or the right or obligation to make a future award, by a corporation or other trade or business acquired by the Company or an Affiliate or with which the Company or an Affiliate combines.

ARTICLE II
PURPOSES

The Plan is intended to assist the Company in recruiting and retaining employees and members of the Board with ability and initiative by enabling such persons to participate in its future success and to associate their interests with those of the Company and its shareholders. The Plan is intended to permit the grant of Options, SARs, Stock Awards, Stock Unit Awards, Performance Share Awards, and Incentive Awards. Both Incentive Stock Options and Options not so qualifying can be granted. No Option that is intended to be an Incentive Stock Option shall be invalid for failure to qualify as an Incentive Stock Option.

ARTICLE III
ADMINISTRATION

3.01. Administrative Authority.

Except as provided in this Article III, the Plan shall be administered by the Committee; provided, however, that awards to members of the Board who are not employed by the Company or an Affiliate, the terms of such awards and the settlement of such awards shall be subject to the final approval of the Board. The Committee shall have authority to grant Awards upon such terms (not inconsistent with the provisions of this Plan) as the Committee may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the exercisability of all or any part of an Option or SAR or on the transferability or forfeitability of a Stock Award. Notwithstanding any such conditions (but subject to the express provisions of the Plan), the Committee, in its discretion, may accelerate the time at which any Option or SAR may be exercised or the time at which any other Award may become transferable or nonforfeitable. In addition, the Committee shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; to prescribe the form of agreements and documents used in connection with the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee in connection with the administration of this Plan shall be final and conclusive. No member of the Committee shall be liable for any act done in good faith with respect to this Plan or any Agreement, or Award. All expenses of administering this Plan shall be borne by the Company.

To the extent permitted by applicable law, the Committee, in its discretion, may delegate to one or more officers of the Company all or part of the Committee's authority and duties with respect to Participants who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as in effect from time to time. In the event of such delegation, and as to matters encompassed by the delegation, references in the Plan to the Committee shall be interpreted as a reference to the Committee's delegate or delegates. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate or delegates that were consistent with the terms of the Plan and the prior delegation.

3.02. Agreements.

All Awards granted under this Plan shall be evidenced by Agreements which shall be subject to the applicable provisions of this Plan and to such other provisions as the Committee may adopt.

3.03. Employment or Service.

In the event that the terms of an Agreement provide that the Participant must complete a stated period of employment or service as a condition of exercising, earning or retaining an Award, the Committee may decide to what extent leaves of absence for government or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment or service.

ARTICLE IV
ELIGIBILITY

Any employee of the Company or of any Affiliate (including any corporation or trade or business that becomes an Affiliate after the adoption of this Plan) or member of the Board is eligible to participate in this Plan if the Committee, in its sole discretion, determines that such person has contributed or can be expected to contribute to the profits or growth of the Company or an Affiliate. The Committee will designate individuals to whom Awards are to be made and will specify the type of Award and the number of shares of Common Stock subject to each Award.

ARTICLE V
STOCK SUBJECT TO PLAN

5.01. Source of Shares.

Shares of Common Stock issued under the Plan shall be authorized but unissued shares.

5.02. Maximum Number of Shares.

The maximum aggregate number of shares of Common Stock that may be issued pursuant to Awards under this Plan is 5,000,000 shares. Shares of Common Stock underlying Awards that are settled in cash, and shares of Common Stock underlying Substitute Awards, shall not reduce the number of Shares available for Awards.

The maximum aggregate number of shares of Common Stock that may be issued under this Plan shall be adjusted as provided in this Article V and Article XII.

5.03. Forfeitures, etc.

To the extent that an Award involving the issuance of shares of Common Stock is forfeited or otherwise terminates without the delivery of shares, the shares of Common Stock allocated to such Award may be reallocated to other Awards to be granted under this Plan, provided that this provision shall not be applicable with respect to (i) the cancellation of a Corresponding SAR upon the exercise of the related Option or (ii) the cancellation of an Option upon the exercise of the Corresponding SAR.

Notwithstanding the foregoing, shares of Common Stock which are tendered (actually or by attestation), by a Participant or withheld by the Company to pay the option price or satisfy the Participant's tax withholding obligations in connection with the exercise or settlement of an Award may not be reallocated to other Awards to be granted under this Plan. Furthermore, if an SAR is exercised and settled, in whole or in part, with Common Stock then the number of shares available for grant shall be reduced by the total number of shares for which the SAR was exercised (rather than the number of shares of Common Stock issued).

ARTICLE VI
OPTIONS AND SARs

6.01. Award.

In accordance with the provisions of Article IV, the Committee will designate each individual to whom an Option or SAR is to be granted and will specify the number of shares of Common Stock covered by the award. An Option may be granted with or without a related SAR. An SAR may be granted with or without a related Option. No Participant may be granted Incentive Stock Options or related SARs (under all incentive stock option plans of the Company and its Affiliates) which are first exercisable in any calendar year for stock having an aggregate Fair Market Value (determined as of the date an option is granted) exceeding the amount prescribed by Section 422(d) of the Code as in effect from time to time. No Participant may be granted Options in any calendar year for more than 400,000 shares of Common Stock, subject to adjustment as provided in Article XII. No Participant may be granted SARs that are not related to an Option in any calendar year for more than 400,000 shares of Common Stock , subject to adjustment as provided in Article XII. For purposes of the two preceding sentences, an Option and any Corresponding SAR related to the Option shall be treated as a single award.

6.02. Option Price.

The price per share for Common Stock purchased on the exercise of an Option shall be determined by the Committee on the date of grant; provided, however, that the price per share for Common Stock purchased on the exercise of any Option shall not be less than the Fair Market Value on the date the Option is granted. Except for adjustments authorized under Article XII, no Option or SAR may be repriced, replaced, regranted through cancellation, repurchased, or modified without shareholder approval, if the effect would be to reduce the option price or Initial Value, as applicable, for the shares underlying such Award.

6.03. Maximum Period.

The maximum period in which an Option or SAR may be exercised shall be determined by the Committee on the date of grant except that no Option or SAR shall be exercisable after the expiration of ten years from the date the Option or SAR was granted. The terms of any Option or SAR may provide that it is exercisable for a period less than such maximum period.

6.04. Nontransferability.

Except as provided in Section 6.05, Options and SARs granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. In the event of any such transfer, the Option and any Corresponding SAR that relates to such Option must be transferred to the same person or persons or entity or entities. Except as provided in Section 6.05, during the lifetime of the Participant to whom the Option or SAR is granted, the Option or SAR may be exercised only by the Participant. No right or interest of a Participant in any Option or SAR shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

6.05. Transferable Options and SARs.

Section 6.04 to the contrary notwithstanding, if the Agreement provides, an Option or SAR may be transferred by a Participant to the Participant's children, grandchildren or spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners. Options and SARs may not be transferred to third parties for consideration without shareholder approval. The holder of an Option or SAR transferred pursuant to this section shall be bound by the same terms and conditions that governed the Option or SAR during the period that it was held by the Participant; provided, however, that such transferee may not transfer the Option or SAR except by will or the laws of descent and distribution. In the event of any such transfer (by the Participant or his transferee), the Option and any Corresponding SAR that relates to such Option must be transferred to the same person or persons or entity or entities.

6.06. Exercise.

An Option or SAR granted under this Plan shall be deemed to have been exercised on the Date of Exercise. Subject to the provisions of this Article VI and Article XIII, an Option or SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine. The preceding sentence to the contrary notwithstanding and except as provided in Section 6.10, an Option or SAR that becomes exercisable solely on account of the Participant's continued employment shall not become fully exercisable before the third anniversary of the date of grant. The preceding sentence shall not apply to Options and SARs granted to Participants who are members of the Board but are not employees of the Company or an Affiliate on the date of grant. A Corresponding SAR that is related to an Incentive Stock Option may be exercised only to the extent that the related Option is exercisable and only when the Fair Market Value exceeds the option price of the related Option. An Option or SAR granted under this Plan may be exercised with respect to any number of whole shares less than the full number of whole shares for which the Option or SAR could be exercised. A partial exercise of an Option or SAR shall not affect the right to exercise the Option or SAR from time to time in accordance with this Plan and the applicable Agreement with respect to the shares remaining subject to the Option or related to the SAR. The exercise of either an Option or Corresponding SAR shall result in the termination of the other to the extent of the number of shares with respect to which the Option or Corresponding SAR is exercised.

6.07. Payment of Option Price.

Unless otherwise provided by the Agreement, payment of the Option price shall be made in cash or a cash equivalent acceptable to the Committee. If the Agreement provides, payment of all or part of the Option price may be made by surrendering shares of Common Stock to the Company or by attesting to such ownership of shares. If Common Stock is used to pay all or part of the Option price, the shares surrendered or attested must have an aggregate Fair Market Value (determined as of the day preceding the Date of Exercise) that, together with any cash or cash equivalent paid, is not less than the option price for the number of shares for which the Option is being exercised.

6.08. Determination of Payment of Cash and/or Common Stock Upon Exercise of SAR.

At the Committee's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, Common Stock, or a combination of cash and Common Stock. A fractional share shall not be deliverable upon the exercise of an SAR but a cash payment will be made in lieu thereof.

6.09. Shareholder Rights.

No Participant shall have any rights as a shareholder with respect to shares subject to an Option or SAR until, and then only to the extent that, the Option or SAR is exercised and Common Stock is issued to the Participant.

6.10. Termination of Employment; Change in Control.

Section 6.06 to the contrary notwithstanding, the Committee may provide that an Option or SAR shall be or shall become exercisable, in whole or in part, upon a termination of the Participant's employment or service or a Change in Control. The Committee's determination under this Section 6.10 may be made at the time the Option or SAR is granted or thereafter (but before the expiration or forfeiture of the Option or SAR).

ARTICLE VII
STOCK AND STOCK UNIT AWARDS

7.01. Award.

In accordance with the provisions of Article IV, the Committee will designate each individual to whom a Stock Award or Stock Unit Award is to be made and will specify the number of shares of Common Stock covered by the Award; provided, however, that no Participant may be awarded Stock Awards or Stock Unit Awards in any calendar year for more than 150,000 shares of Common Stock, subject to adjustment as provided in Article XII.

7.02. Vesting.

As provided in this Section 7.02, but subject to Section 7.04, the Committee, on the date of the award, shall prescribe that a Participant's rights in a Stock Award or Stock Unit shall be forfeitable or otherwise restricted for a period of time set forth in the Agreement. By way of example and not of limitation, the restrictions may postpone transferability of the shares or may provide that the shares will be forfeited if the Participant separates from the employ or service of the Company and its Affiliates before the expiration of a stated term or if the Company, the Company and its Affiliates or the Participant fail to achieve stated objectives. Stock Awards and Stock Units that become vested and transferable solely on account of the Participant's continued employment shall not become entirely vested and transferable before the third anniversary of the date of grant and other Stock Awards and Stock Units shall not become entirely vested and transferable before the first anniversary of the date of grant. The preceding sentence shall not apply to Stock Awards and Stock Units granted to Participants who are members of the Board but are not employees of the Company or an Affiliate on the date of grant. A Stock Award or Stock Unit Award shall become vested and nontransferable only to the extent that the Committee first certifies that any restrictions or objectives have been satisfied.

7.03. Shareholder Rights.

Prior to their forfeiture in accordance with the terms of the Agreement and while Stock Awards are nonvested, nontransferable or both, a Participant will have all rights of a shareholder with respect to a Stock Award, including the right to receive dividends and vote the shares; provided, however, that (i) a Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of a Stock Award, (ii) the Company shall retain custody of the certificates evidencing shares of Common Stock issued as a Stock Award, and (iii) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Stock Award. The limitations set forth in the preceding sentence shall not apply after the shares become vested and transferable.

No Participant shall, as a result of receiving a Stock Unit Award, have any rights as a shareholder until, and then only to the extent that, the Stock Unit Award is earned and Common Stock is issued to the Participant. Stock Unit Awards may be granted together with a dividend equivalent right with respect to the shares of Common Stock subject to the Award, which may be paid currently, accumulated, or deemed reinvested in additional Stock Unit Awards, as determined by the Committee and set forth in the Agreement.

7.04. Termination of Employment; Change in Control.

Section 7.02 to the contrary notwithstanding, the Committee may provide that a Stock Award or Stock Unit shall be or shall become vested and transferable, in whole or in part, upon a termination of the Participant's employment or service or a Change in Control. The Committee's determination under this Section 7.04 may be made at the time a Stock Award or Stock Unit is granted or thereafter (but before the forfeiture of the Stock Award of Stock Unit).

ARTICLE VIII
PERFORMANCE SHARE AWARDS

8.01. Award.

In accordance with the provisions of Article IV, the Committee will designate individuals to whom an award of Performance Shares is to be granted and will specify the number of shares of Common Stock covered by the Award; provided, however, that no Participant may be awarded Performance Shares in any calendar year for more than 150,000 shares of Common Stock, subject to adjustment as provided in Article XII.

8.02. Earning the Award.

Subject to Section 8.08, the Committee, on the date of the grant of Performance Shares, shall prescribe that the Performance Shares, or a portion thereof, will be earned, and the Participant will be entitled to receive payment pursuant to the award of Performance Shares, only upon the satisfaction of performance objectives or such other criteria as may be prescribed by the Committee and set forth in the Agreement. Subject to Section 8.08, a performance period of at least one-year will be established for any Performance Shares and no payments will be made with respect to Performance Shares unless, and then only to the extent that, the Committee certifies that such objectives have been achieved.

8.03. Issuance of Shares.

To the extent that a Performance Share Award is settled with Common Stock, the shares of Common Stock earned shall be issued to the Participant as soon as practicable after the Committee certifies the number of Performance Shares earned by the Participant; provided, however, that such shares must be issued by March 15 of the year after the year in which the Performance Share is earned. A fractional share shall not be issuable under this Article VIII but instead will be settled in cash.

8.04. Settlement in Cash.

To the extent that a Performance Share Award is settled in cash, the payment will be made in a single sum as soon as practicable after the Committee certifies the number of Performance Shares earned by the Participant; provided, however, that such cash payment must be made by March 15 of the year after the year in which the Performance Share is earned. To the extent that a Performance Share Award is settled in cash, the amount of cash payable under a Performance Share Award shall equal the Fair Market Value of the number of shares of Common Stock equal to the number of Performance Shares earned on the date that the Committee certifies the Participant's right to receive the payment.

8.05. Shareholder Rights.

No Participant shall, as a result of receiving an award of Performance Shares, have any rights as a shareholder until and then only to the extent that the Performance Shares are earned and Common Stock is issued to the Participant.

8.06. Nontransferability.

Except as provided in Section 8.07, a Participant may not transfer a Performance Share award or the right to receive payment thereunder other than by will or by the laws of descent and distribution. No right or interest of a Participant in any Performance Share award shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

8.07. Transferable Performance Shares.

Section 8.06 to the contrary notwithstanding, the Committee may grant Performance Shares that are transferable to the Participant's children, grandchildren or spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners; provided however, that the Participant may not receive any consideration for the transfer without shareholder approval. The holder of a Performance Share transferred pursuant to this section shall be bound by the same terms and conditions that governed the Performance Share award during the period that it was held by the Participant; provided, however, that such transferee may not transfer the Performance Share award except by will or the laws of descent and distribution.

8.08. Termination of Employment; Change in Control.

Section 8.02 to the contrary notwithstanding, the Committee may provide that a Performance Share Award shall be or shall become earned, in whole or in part, upon a termination of the Participant's employment or service or a Change in Control. The Committee's determination under this Section 8.08 may be made at the time a Performance Share is awarded or thereafter (but before the forfeiture of the Performance Share Award).

ARTICLE IX
INCENTIVE AWARDS

9.01. Award.

The Committee shall designate Participants to whom Incentive Awards are made. All Incentive Awards shall be finally determined exclusively by the Committee. With respect to an Incentive Award based on a performance period of one year, no Participant may receive an Incentive Award payment in any calendar year that exceeds $2,000,000. With respect to an Incentive Award based on a performance period of more than one year, no Participant may receive an Incentive Award payment in any calendar year that exceeds the product of (i) $125,000 and (ii) the number of months in the performance period.

9.02. Terms and Conditions.

The Committee, at the time an Incentive Award is made, shall specify the terms and conditions which govern the award. Such terms and conditions shall prescribe that the Incentive Award shall be earned only to the extent that the Company achieves performance objectives or such other criteria as may be prescribed by the Committee and set forth in the Agreement. Except as provided in Section 9.08, the performance period of an Incentive Award shall be at least one year.

9.03. Nontransferability.

Except as provided in Section 9.04, a Participant may not transfer an Incentive Award or the right to receive payment thereunder other than by will or by the laws of descent and distribution. No right or interest of a Participant in an Incentive Award shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

9.04. Transferable Incentive Awards.

Section 9.03 to the contrary notwithstanding, the Committee may grant Incentive Awards that are transferable to the Participant's children, grandchildren or spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners; provided, however that the Participant may not receive any consideration for the transfer without shareholder approval. The holder of an Incentive Award transferred pursuant to this section shall be bound by the same terms and conditions that governed the Incentive Award during the period that it was held by the Participant; provided, however, that such transferee may not transfer the Incentive Award except by will or the laws of descent and distribution.

9.05. Issuance of Shares.

To the extent that an Incentive Award is settled with Common Stock, the shares of Common Stock shall be issued to the Participant as soon as practicable after the Committee certifies the extent to which the Incentive Award has been earned; provided, however, that such shares must be issued by March 15 of the year after the year in which the Incentive Award is earned. The issuance of Common Stock in full or partial settlement of an Incentive Award shall be based on the Fair Market Value on the date the Committee certifies the extent to which the Incentive Award has been earned.

9.06. Settlement in Cash.

To the extent that an Incentive Award is settled in cash, the payment will be made in a single sum as soon as practicable after the Committee certifies the extent to which the Incentive Award has been earned; provided, however, that such cash payment must be made by March 15 of the year after the year in which the Incentive Award is earned.

9.07. Shareholder Rights.

No Participant shall, as a result of receiving an Incentive Award, have any rights as a shareholder of the Company or any Affiliate on account of the Incentive Award until, and then only to the extent that, the Incentive Award is earned and settled with the issuance of Common Stock.

9.08. Termination of Employment; Change in Control.

Section 9.02 to the contrary notwithstanding, the Committee may provide that an Incentive Award shall be or shall become earned, in whole or in part, upon a termination of the Participant's employment or service or a Change in Control. The Committee's determination under this Section 9.08 may be made at the time an Incentive Award is granted or thereafter (but before the forfeiture of the Incentive Award).

ARTICLE X
CHANGE IN CONTROL

10.01. Impact of Change in Control.

In accordance with Sections 6.10, 7.04, 8.08, and 9.08 and to the extent provided by the Committee thereunder, but subject to Sections 10.02, 10.03 and 10.04, upon a Change in Control, (i) each Option and SAR shall be exercisable, (ii) each Stock Award and Stock Unit will become transferable and nonforfeitable, (iii) each Performance Share shall be earned and (iv) each Incentive Award shall be earned.

10.02. Assumption Upon Change in Control.

In the event of a Change in Control the Committee, in its discretion and without the need for a Participant's consent, may provide that an outstanding Option, SAR, Stock Award, Stock Unit, Performance Share or Incentive Award shall be assumed by, or will be replaced by a substitute award granted by, the surviving entity in the Change in Control. Such assumed or substituted award shall be of the same type of award as the original Option, SAR, Stock Award, Stock Unit, Performance Share or Incentive Award being assumed or substituted. The assumed or substituted award shall have a value, as of the completion of the Change in Control, that is substantially equal to the value of the original award (or the difference between the Fair Market value and the option price or Initial Value in the case of Options and SARs) as the Committee determines is equitably required and such other terms and conditions as may be prescribed by the Committee.

10.03. Cash-Out Upon Change in Control.

In the event of a Change in Control, the Committee, in its discretion and without the need for a Participant's consent, may provide that an outstanding Option, SAR, Stock Award, Stock Unit, Performance Share and Incentive Award shall be cancelled in exchange for a payment. The payment may be in cash, shares of Common Stock or other securities or consideration received by shareholders in the Change in Control transaction. The amount of the payment shall be an amount that is substantially equal to (i) the amount by which the price per share received by stockholders in the Change in Control exceeds the Option price or Initial Value in the case of an Option and SAR, or (ii) the price per share received by stockholder for each share of Common Stock subject to a Stock Award, Stock Unit and Performance Shares.

10.04. Cancellation of options and SARs.

In the event of a Change in Control, the Committee, in its sole discretion and without the need for a Participant's consent, may provide that an outstanding Option or SAR that is exercisable on or before the completion of the Change in Control shall be cancelled and forfeited if not exercised on or before completion of the Change in Control.

10.05. Limitation on Benefits.

The benefits that a Participant may be entitled to receive under this Plan and other benefits that a Participant is entitled to receive under other plans, agreements and arrangements (which, together with the benefits provided under this Plan, are referred to as "Payments"), may constitute Parachute Payments that are subject to Code Sections 280G and 4999. As provided in this Article X, the Parachute Payments will be reduced if, and only to the extent that, a reduction will allow a Participant to receive a greater Net After Tax Amount than a Participant would receive absent a reduction.

The Accounting Firm will first determine the amount of any Parachute Payments that are payable to a Participant. The Accounting Firm also will determine the Net After Tax Amount attributable to the Participant's total Parachute Payments.

The Accounting Firm will next determine the largest amount of Payments that may be made to the Participant without subjecting the Participant to tax under Code Section 4999 (the "Capped Payments"). Thereafter, the Accounting Firm will determine the Net After Tax Amount attributable to the Capped Payments.

The Participant will receive the total Parachute Payments or the Capped Payments, whichever provides the Participant with the higher Net After Tax Amount. If the Participant will receive the Capped Payments, the total Parachute Payments will be adjusted by first reducing the amount of any noncash benefits (other than Common Stock) under this Plan or any other plan, agreement or arrangement (with the source of the reduction to be directed by the Participant) and then by reducing the amount of any cash benefits and Common Stock under this Plan or any other plan, agreement or arrangement (with the source of the reduction to be directed by the Participant). The Accounting Firm will notify the Participant and the Company if it determines that the Parachute Payments must be reduced to the Capped Payments and will send the Participant and the Company a copy of its detailed calculations supporting that determination.

As a result of the uncertainty in the application of Code Sections 280G and 4999 at the time that the Accounting Firm makes its determinations under this Article X, it is possible that amounts will have been paid or distributed to the Participant that should not have been paid or distributed under this Article X ("Overpayments"), or that additional amounts should be paid or distributed to the Participant under this Article X ("Underpayments"). If the Accounting Firm determines, based on either the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant, which assertion the Accounting Firm believes has a high probability of success or controlling precedent or substantial authority, that an Overpayment has been made, the Participant must repay the Overpayment to the Company, without interest; provided, however, that no loan will be deemed to have been made and no amount will be payable by the Participant to the Company unless, and then only to the extent that, the deemed loan and payment would either reduce the amount on which the Participant is subject to tax under Code Section 4999 or generate a refund of tax imposed under Code Section 4999. If the Accounting Firm determines, based upon controlling precedent or substantial authority, that an Underpayment has occurred, the Accounting Firm will notify the Participant and the Company of that determination and the amount of that Underpayment, without interest, will be paid to the Participant promptly by the Company.

For purposes of this Article X, the term "Accounting Firm" means the independent accounting firm engaged by the Company immediately before the Change in Control. For purposes of this Article X, the term "Net After Tax Amount" means the amount of any Parachute Payments or Capped Payments, as applicable, net of taxes imposed under Code Sections 1, 3101(b) and 4999 and any State or local income taxes applicable to the Participant on the date of payment. The determination of the Net After Tax Amount shall be made using the highest combined effective rate imposed by the foregoing taxes on income of the same character as the Parachute Payments or Capped Payments, as applicable, in effect on the date of payment. For purposes of this Article X, the term "Parachute Payment" means a payment that is described in Code Section 280G(b)(2), determined in accordance with Code Section 280G and the regulations promulgated or proposed thereunder.

Notwithstanding any other provision of this Section 10.05, the limitations and provisions of this Section 10.05 shall not apply to any Participant who, pursuant to an agreement with the Company or the terms of another plan maintained by the Company, is entitled to indemnification for any liability that the Participant may incur under Code Section 4999.

ARTICLE XI
PERFORMANCE-BASED COMPENSATION

The Committee may determine whether any Stock Award, Stock Unit Award, Performance Share Award, or Incentive Award is intended to be "performance-based compensation" as that term is used in Section 162(m) of the Code. Any Awards designated as "performance-based compensation" shall be conditioned on the achievement of one or more of the following performance objectives and will be subject to all other conditions and requirements of Section 162(m): Fair Market Value or the Company's revenue, gross profit, operating income, operating ratio, earnings before interest, taxes, depreciation and amortization, earnings before interest and taxes, return on capital, economic profit, operating cycle, total shareholder return, return on equity, return on assets, cash flow, debt reduction, return on investments, net income or earnings per share. Performance objectives may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to an Affiliate, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable Affiliate, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

Such terms and conditions also may include other limitations on payment or settlement including, by way of example and not of limitation, requirements that the Participant complete a specified period of employment with the Company or an Affiliate or that the Company, an Affiliate, or the Participant attain stated objectives or goals (in addition to those prescribed in accordance with the preceding sentence) as a prerequisite to payment under the Award.

The Committee may adjust the performance goals as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine, excluding any adjustments that would result in the Company paying non-deductible compensation to a Participant.

ARTICLE XII
ADJUSTMENT UPON CHANGE IN COMMON STOCK

The maximum number of shares that may be issued pursuant to Awards, the per individual limitations on Awards, and the terms of outstanding Awards (including the option price or Initial Value) shall be adjusted, as the Committee shall determine to be equitably required in the event that (a) the Company (i) effects one or more stock dividends, extraordinary cash dividends, stock split-ups, subdivisions or consolidations of shares or (ii) engages in a transaction to which Section 424 of the Code applies or (b) there occurs any other event which, in the judgment of the Committee necessitates such action. Any determination made under this Article XII by the Committee shall be final and conclusive.

The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the maximum number of shares as to which Awards may be granted, the per individual limitations on Awards or the terms of outstanding Awards.

The Committee may issue Substitute Awards in substitution for stock awards, stock options, stock appreciation rights, or similar awards held by an individual who becomes an employee of the Company or an Affiliate or whose employer becomes an Affiliate in connection with a transaction described in the first paragraph of this Article XII. Notwithstanding any provision of the Plan, the terms of such Substitute Awards shall be as the Committee, in its discretion, determines is appropriate.

ARTICLE XIII
COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES

No Option or SAR shall be exercisable, no Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements) and the rules of all domestic stock exchanges on which the Company's shares may be listed. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any share certificate issued to evidence Common Stock for which an Award was made or settled may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations. No Option or SAR shall be exercisable, no Common Stock shall be issued, no certificate for shares shall be delivered, and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters.

ARTICLE XIV
GENERAL PROVISIONS

14.01. Effect on Employment or Service.

Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any individual any right to continue in the employ or service of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment or service of any individual at any time with or without assigning a reason therefor.

14.02. Unfunded Plan.

The Plan, insofar as it provides for grants, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Company to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

14.03. Rules of Construction.

Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

14.04. Tax Withholding.

The Participant shall be responsible for payment of any taxes or similar charges required by law to be withheld from an Award or an amount paid in satisfaction of an Award, which shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Agreement may specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award, which may include procedures to permit or require a Participant to satisfy such obligation in whole or in part (but only up to the statutory minimum) by having the Company withhold shares of Common Stock from the shares to which the Participant is entitled. The number of shares to be withheld shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to (but not exceeding) the amount of such obligations being satisfied. Notwithstanding the foregoing, the Company, in its sole discretion, may withhold all such required taxes from any amount otherwise payable to a Participant.

14.05. Governing Law.

The Plan and all rights hereunder shall be subject to and interpreted in accordance with the laws of the Commonwealth of Virginia, without reference to the principles of conflicts of laws, and to applicable Federal securities laws.

14.06. Section 409A.

Notwithstanding any provision in the Plan or an Agreement, if any provision of this Plan or an Agreement contravenes any regulations or guidance promulgated under Section 409A of the Code or would cause an Award to be subject to additional taxes, accelerated taxation, interest and/or penalties under Section 409A of the Code, such provision may be modified by the Committee without consent of the Participant in any manner the Committee deems reasonable or necessary. In making such modifications the Committee shall attempt, but shall not be obligated, to maintain, to the maximum extent practicable, the original intent of the applicable provision without contravening the provisions of Section 409A of the Code. Moreover, any discretionary authority that the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Section 409A of the Code to the extent such discretionary authority would contravene Section 409A of the Code or the guidance promulgated thereunder.

14.07. Other Compensation and Benefits.

The adoption of this Plan shall not affect any other compensation plans in effect for the Company or any Affiliate, nor preclude the Company or any Affiliate from establishing any other compensation plan.

ARTICLE XV
AMENDMENT

Subject to applicable laws, rules and regulations, the Board may at any time terminate or, from time to time, amend, modify or suspend the Plan; provided, however, that no amendment or modification will be effective without the approval of the shareholders of the Company if such approval is required under applicable laws or the rules of the exchange on which the Common Stock is listed. No Plan amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any Award outstanding at the time such amendment is made.

ARTICLE XVI
DURATION OF PLAN

No Awards may be awarded or granted under this Plan after August 16, 2017. Awards granted before that date shall remain valid in accordance with their terms.

ARTICLE XVII
EFFECTIVE DATE OF PLAN

Options, SARs, Stock Unit Awards, Performance Share Awards, and Incentive Awards may be granted under this Plan upon its adoption by the Board, provided that no Option or SAR will be exercisable and no Stock Unit Award, Performance Share Award, or Incentive Award will be settled unless and until this Plan is approved by a majority of the votes entitled to be cast by the shareholders of the Company, voting either in person or by proxy, at a duly held shareholders' meeting. Stock Awards may be granted under this Plan upon its approval by the shareholders of the Company in accordance with the preceding sentence.

[This Page Intentionally Left Blank]


One

2007 ANNUAL REPORT


ALLIANCE One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers. We select, purchase, process, pack, store and ship leaf tobacco, as well as provide agronomy expertise and financing for growing leaf tobacco throughout the world. Our proud heritage, unique strategic vision, talented employees and superior customer service establishes a strong foundation that enhanced shareholder value is built on.

DEAR FELLOW INVESTOR:

In this, my first letter to you as the Chief Executive Officer of Alliance One, I consider myself fortunate to speak on behalf of all Alliance One employees around the globe who collectively have made such a tremendous difference from this time one year ago. I must also thank our loyal customers for "sticking with us" during this time and providing much needed support during this transition. At the end of the day a successful Alliance One means being a strategic partner that is both focused and capable of creating and delivering value within the tobacco supply chain through a dedicated and professional workforce that truly spans the globe. That was and still remains our number one objective.

The operating environment this year was equally as challenging as the past, with the exception that Alliance One began to truly operate as "One," with most of the merger "noise" finally behind us. Our strategy to create a leaf supply partner with the footprint and scale necessary to drive efficiency, sustainability and long-term shareholder value in an intensely competitive industry is the unifying focus that has helped us to begin to deliver on our value proposition and will continue to focus us into the future.

The results from operations this past year were significantly improved from that of the previous year as a result of improved margins, a better operating cost structure and reduced SG&A due to higher than planned merger savings and synergies being achieved. In addition, total debt was reduced by $161.6 million year on year and total working capital declined by $6.9 million, leaving your Company in much improved financial shape heading into the coming year focused on the future. In fact, the only measures that lagged the prior year's performance were kilo volume sold and total Revenue, both down 12.1% and 6.3% respectively to 584.9 million kilos and $1,979.1 million. This was due to conscious decisions taken to either reduce or exit certain historically

At the end of the day a successful Alliance One means being a strategic partner that is both focused and capable of creating and delivering value within the tobacco supply chain through a dedicated and professional workforce that truly spans the globe. That was and still remains our number one objective.

unprofitable crops or not to pursue certain business relationships that were driven more by price and volume than by Total Product Integrity. The dedication to Total Product Integrity is the cornerstone of our vision to becoming a true strategic partner and supplier. We feel this will become increasingly important to the industry.

Global social responsibility programs, good agricultural practices, agricultural residue testing and farmer traceability programs, in conjunction with our seed development science and modern processing standards, will all lead to product improvements for the future – and those we believe will be sought by our customers in expectation of an increasingly regulated environment for tobacco products.

In addition to the positive improvement in the year-to-year results, your Company achieved a number of other important benchmarks that will help put our post-merger progress in perspective. Firstly, we believe Alliance One became the first leaf merchant to utilize off-shoring as part of its Information Technology development strategy. Developing this capability now will enable Alliance One to respond more effectively to the information requirements of tomorrow. Working with our long-standing partner in India we developed a platform through which certain future Alliance One IT initiatives can be off-shored more cost effectively and timely when speed to market will become an even more important differentiator for the future.

Secondly, we were able to monetize over $38 million of non-core asset sales to reduce debt in our second year as Alliance One. This was in addition to substantially reducing total inventories (committed and un-committed) by $121 million as part of our strategic adjustment to our global footprint.

Thirdly, this past year your Company was able to successfully complete a re-financing to take advantage of favorable market conditions to reduce interest spreads, extend maturities and increase debt pre-payment flexibility to enable the acceleration of our de-leveraging plans.

Finally, we announced the re-alignment of the top of our management organization to support our growth plans by promoting our Regional Director of South America, Hilton Kappaun, to Executive Vice President ("EVP") Operations and our Regional Director of Asia, Pieter Sikkel, to EVP Business Strategy and Global Relationship Management. These two individuals have a strong background in this industry and having them together on our top team will further strengthen our strategic focus and planning for the future.

Solid earnings performance, substantial debt and inventory reductions, a successful re-financing to build flexibility for the future, developing an innovative IT platform and re-aligning the organization to drive the business going forward were some of the key achievements in a very exciting year of transition for your Company.

Looking forward, our Mission remains unchanged – To be the preferred supplier of quality tobacco products and innovative solutions to the world's manufacturers and marketers of tobacco products. Our focus is the customer and through that we will deliver long-term shareholder value. Fiscal year 2008 will most certainly offer its share of challenges as customer consolidation continues, the impact of increasingly uncertain weather patterns on crop sizes and quality and the foreign exchange impact on US dollar based pricing – all unknown variables that may significantly impact results during the year. Over the long-term, the value we seek to bring to the global tobacco supply chain is continuity of supply and the maintenance of stringent quality standards that will produce the types of tobacco products needed by our customers. Product traceability, seed technology innovation, rigorous product testing programs, good agricultural practices and social responsibility programs within the global community, combined with global ISO certified manufacturing facilities are and will become even more critical to the products we market as we move forward. This is both our vision and our mission and I want to express again a "well-done" to all Alliance One colleagues around the globe.

Looking forward, our Mission remains unchanged – To be the preferred supplier of quality tobacco products and innovative solutions to the world's manufacturers and marketers of tobacco products. Our focus is the customer and through that we will deliver long-term shareholder value.

Last, but by no means least, I personally want to express my gratitude to our Chairman, Brian Harker, who will be retiring from our Board after our August meeting. His perspective, his guidance and his unswerving commitment to our original vision when we first discussed creating Alliance One, was invaluable. Brian, the mantle you are passing on will not be worn lightly – Thank you for making Alliance One possible.



R. E. Harrison
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED March 31, 2007**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


A
ALLIANCEOne

Alliance One International, Inc.

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, North Carolina 27560-8417
(Address of principal executive offices)

Telephone Number (919) 379-4300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange On Which Registered
Common Stock (no par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of September 30, 2006 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $331 million based on the closing sale price of the common stock as reported on the New York Stock Exchange. As of May 29, 2007, there were 96,583,000 shares of Common Stock outstanding (no par value), including 7,853,000 shares owned by a wholly-owned subsidiary.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Proxy Statement for the Annual Meeting of Shareholders (to be held August 16, 2007) of the registrant is incorporated by reference into Part III hereof.



TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

In this section, unless the context indicates otherwise, the terms "Alliance One," "we," "us" and "our" refer to the combined business of DIMON and Standard after completion of the merger of Standard with and into DIMON on May 13, 2005. The term "DIMON" refers to DIMON Incorporated and its subsidiaries prior to the merger. The term "Standard" refers to Standard Commercial Corporation and its subsidiaries prior to the merger.

AVAILABLE INFORMATION

Our website address is www.aointl.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The information contained on our website shall not be deemed part of this annual report on Form 10-K for any reason.

OVERVIEW

Alliance One is one of only two global independent leaf tobacco merchants, each with substantially similar global market shares. We have broad geographic processing capabilities, a diversified product offering and an established customer base, including all of the major consumer tobacco product manufacturers. We select, purchase, process, store, pack and ship tobacco grown in more than 45 countries, serving manufacturers of cigarettes and other consumer tobacco products in more than 90 countries around the world. We process tobacco through a complex mechanized threshing and separating operation and then dry it to meet precise moisture levels in accordance with the customer's specifications. The processing of leaf tobacco facilitates shipping and prevents spoilage and is an essential service to our customers because the quality of processed leaf tobacco substantially affects the quality of the manufacturer's end product. In an increasing number of important markets, we also provide agronomy expertise for growing leaf tobacco.

Alliance One holds a leading position in most tobacco growing regions in the world, including the principal export markets for flue-cured, burley and oriental tobacco: the United States, Brazil, Malawi, Turkey, Argentina, India and Thailand. In addition, we process tobacco in more than 50 owned and third party facilities around the world. We sell our processed tobacco primarily to large multinational cigarette manufacturers, including Philip Morris, Japan Tobacco, British American Tobacco, Altadis, Imperial Tobacco, R. J. Reynolds Tobacco, Gallaher, Lorillard, Eastern and others.

Alliance One is a Virginia corporation, and our common stock has been traded on the New York Stock Exchange since 1995. Through our predecessor companies, we have a long operating history in the leaf tobacco industry and have maintained relationships with many of our major customers for more than 50 years, with some of these relationships beginning in the early 1900s. Our company was renamed Alliance One International, Inc. on May 13, 2005 concurrent with the merger of Standard with and into DIMON, the third largest and second largest global independent leaf tobacco merchants, respectively. Accordingly, the information contained herein regarding our fiscal year ended March 31, 2005 and for any other time prior to the completion of the merger relates only to DIMON.

Product

The world's large multinational cigarette manufacturers, with one exception, rely primarily on independent leaf tobacco merchants such as Alliance One to supply the majority of their leaf tobacco needs. Leaf tobacco merchants select, purchase, process, store, pack and ship tobacco and, in a growing number of markets, provide agronomy expertise. Our revenues are primarily comprised of sales of processed tobacco and fees charged for processing and related services to manufacturers of tobacco products around the world. Processing and other revenues are less than 5% of our total revenues. We do not manufacture cigarettes or other consumer tobacco products.

We deal primarily in flue-cured, burley, and oriental tobaccos that are used in international brand cigarettes. International brand cigarettes include Virginia cigarettes that contain only flue-cured tobaccos as well as American blend cigarettes. American blend cigarettes contain approximately 50% flue-cured, 35% burley and 15% oriental tobacco, contain less tar and nicotine and taste milder than locally produced cigarettes containing dark and semi-oriental tobacco historically consumed in certain parts of the world. Several of the large multinational cigarette manufacturers have expanded their operations throughout the world, particularly in Asia, Eastern Europe and the former Soviet Union, in order to increase their access to and penetration of international brand cigarette markets.

Product ***(Continued)***

As cigarette manufacturers continue to expand their global operations, we believe that demand will increase for local sources of leaf tobacco and local tobacco processing and distribution, primarily due to beneficial tariff rates and lower freight costs. We believe that the international expansion of the large multinational cigarette manufacturers will cause these manufacturers to place greater reliance on the services of leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local sources of tobacco by improving local agronomic practices.

Geographic Regions of Operation

We have developed an extensive international network through which we purchase, process and sell tobacco. We own or have an interest in processing facilities in Argentina, Brazil, India, Tanzania and the United States, the most significant exporters of flue-cured tobacco; Brazil, Malawi and the United States, the leading exporters of burley tobacco, and Kyrgyzstan, Macedonia, Bulgaria and Turkey, the leading exporters of oriental tobacco. We also have processing facilities in Germany and Indonesia. We have historically contracted with third parties for the processing of tobacco in certain countries including Argentina, Canada, China, Guatemala, India, Thailand and certain countries of the former Soviet Union. In addition, we have entered into contracts, joint ventures and other arrangements for the purchase of tobacco grown in substantially all other countries that produce export-quality flue-cured and burley tobacco, including Argentina, Canada, China, India, Indonesia and Thailand.

We purchase tobacco in more than 45 countries. During the twelve months ended March 31, 2007, approximately 35%, 12%, 7%, 6%, 6% and 6% of the dollar value of tobacco Alliance One purchased during 2007 was from Brazil, the United States, Argentina, China, Turkey and Malawi, respectively. The remaining 28% was purchased in more than 39 different countries with no single country accounting for more than 5% of the amount purchased.

The purchasing, processing, selling and storing of leaf tobacco is similar throughout our business. However, we maintain regional operating and financial management in North America, South America, Europe, Africa and Asia to monitor our various operations in these areas. In reviewing these operations, we have concluded that the economic characteristics of South America are dissimilar from the other operating regions. Based on this fact, we are disclosing South America separately and have aggregated the remaining four operating segments, Africa, Asia, Europe and North America into one reportable segment "Other Regions." Our financial performance is reviewed at this level and these regions represent our operating segments. See Note N "Segment Information" to the "Notes to Consolidated Financial Statements" for further information.

Purchasing

Tobacco is now primarily purchased directly from growers ("direct contract buying") with small quantities still sold at auction. Prior to the 2004 crop in the United States, flue-cured and burley tobacco crops were purchased at public auction, but these markets have undergone a fundamental change. In addition to the leaf merchants, a number of our U.S. customers purchase green tobacco directly from the growers. Although our U.S. facilities continue to process the tobacco purchased directly from growers by these customers, we no longer take ownership of that tobacco and no longer record sales revenues associated with its resale. The majority of our purchases of U.S. flue-cured and burley tobacco are made through the direct contract buying system where we buy the farmer's entire crop. With respect to tobacco purchased by us through this system (and to which we still take title), we assume the risk of matching the quantities and grades required by our customers to the entire crop we must purchase under contract. As a result, we work closely with our customers in advance of the crop to estimate our customer requirements and use these estimates as the basis to contract tobaccos directly from farmers. However, this arrangement has increased the possibility that we may accumulate inventories of grades of tobacco that our customers do not need. When purchases are made from an auction system, tobaccos are purchased primarily to match specific customer orders.

Principal auction markets include Canada, India and Malawi. We usually purchase tobacco at those auction markets after receiving specific customer orders or indications of customers' upcoming needs. Our network of tobacco operations and buyers allows us to cover the major auctions of flue-cured and burley tobacco throughout the world. These buyers are experts in differentiating hundreds of grades of tobacco based on customer specifications and preferences that take into account, among other factors, the texture, visual appearance and aroma of the tobacco.

Purchasing *(Continued)*

In non-auction markets such as Argentina, Brazil, Bulgaria, China, Greece, Guatemala, Indonesia, Kyrgyzstan, Tanzania, Turkey and Zambia, we purchase tobacco directly from growers or from local entities that have arranged for purchase from growers. We often make these direct purchases based upon our projection of the needs of our long-standing customers rather than against specific purchase orders. Our arrangements with growers vary from locale to locale depending on our predictions of future supply and demand, local historical practice and availability of capital. For example, in Brazil, we generally contract to purchase a grower's entire tobacco crop at the market price per grade at the time of harvest based on the quality of the tobacco delivered. Pursuant to these purchase contracts, we provide growers with fertilizer and other materials necessary to grow tobacco and may either directly loan or guarantee Brazilian rural credit loans to growers to finance the crop. Under longer-term arrangements with growers, we may also finance or guarantee financing on growers' capital assets. In addition, our agronomists maintain frequent contact with growers prior to and during the growing and curing seasons to provide technical assistance to improve the quality and yield of the crop. In other non-auction markets, such as Argentina and China, we buy tobacco from local entities that have purchased tobacco from growers and supervise the processing of that tobacco by those local entities. We believe that our long-standing relationships with our customers are vital to our purchasing operations outside of the auction markets.

Processing

We process tobacco to meet each customer's specifications as to quality, yield, chemistry, particle size, moisture content and other characteristics. We own and operate 23 tobacco processing facilities in 14 countries. Unprocessed tobacco is a semi-perishable commodity that generally must be processed within a relatively short period of time to prevent fermentation or deterioration in quality. Accordingly, we have located our processing facilities in proximity to our principal sources of tobacco.

Upon arrival at our processing plants, flue-cured and burley tobacco is first reclassified according to grade. Most of that tobacco is then blended to meet customer specifications regarding color, body and chemistry, threshed to remove the stem from the leaf and further processed to produce strips of tobacco and sieve out small scrap. We also sell a small amount of processed but unthreshed flue-cured and burley tobacco in loose-leaf and bundle form to certain customers.

Processed flue-cured and burley tobacco is redried to remove excess moisture so that it can be held in storage by customers or us for long periods of time. After redrying, whole leaves, bundles, strips or stems and scrap are separately packed in cases, bales, cartons or hogsheads for storage and shipment. Packed flue-cured and burley tobacco generally is transported in the country of origin by truck or rail, and exports are moved by ship. Prior to and during processing, steps are taken to ensure consistent quality of the tobacco, including the regrading and removal of undesirable leaves, dirt and other non-tobacco related material. Customer representatives are frequently present at our facilities to monitor the processing of their particular orders. Throughout the processing, our technicians use quality control laboratory test equipment to ensure that the product meets all customer specifications.

During 2005 and in prior years, we processed tobacco acquired by various stabilization cooperatives under the domestic price support program in the United States. We derived significant revenues from the fees charged for these processing services, particularly in years when a substantial portion of the domestic tobacco crop is acquired by such cooperatives under the program. While these revenues were not material to our net sales, they resulted in additional recovery of fixed costs that may be significant to gross profit. In 2006 and 2007, as a result of the repeal of the federal tobacco price support and quota programs beginning with the 2005 crops under the "The American Jobs Creation Act of 2004," we processed no stabilization cooperative tobacco.

Customers and Selling Arrangements

Customers

We ship tobacco to manufacturers of cigarettes and other consumer tobacco products located in more than 90 countries around the world. We ship to international locations designated by these manufacturers. A majority of the shipments of tobacco are to factories or storage facilities of these manufacturers that are located outside the United States. In certain countries we also use commissioned agents to supplement our selling efforts.

Customers and Selling Arrangements ***(Continued)***

Customers (Continued)

The consumer tobacco business is dominated by a relatively small number of large multinational cigarette manufacturers and by government controlled entities. Of Alliance One's 2007, 2006 and 2005 sales and other operating revenues, approximately 19%, 18% and 15%, respectively, were to various tobacco customers which are owned by or under common control of Japan Tobacco Inc. and approximately 34%, 34% and 28%, respectively, were to various tobacco customers which are owned by or under common control of Altria Group, Inc. In 2007, Alliance One delivered approximately 17% of its tobacco sales to customers in the United States, approximately 50% to customers in Europe. One customer directs shipments to its Belgium storage and distribution center before shipment to its manufacturing facilities in Europe and Asia. In 2007, these Belgium sales accounted for 35% of sales to customers in Europe. The remaining sales are to customers located in Asia, Africa and elsewhere.

Selling Arrangements

We typically make most of our leaf tobacco purchases pursuant to customer orders or supply contracts or customer indications of anticipated need, with most purchases made based on indications. Customers are legally bound to purchase tobacco purchased by us pursuant to orders, but no contractual obligation exists with respect to tobacco purchased in response to indications. However, we have done business with most of our customers for many years and have never experienced a significant failure of customers to purchase tobacco for which they have given indications.

Generally, our agreements with customers establish a framework for pricing our services that is negotiated with respect to crop year, grade of tobacco leaf or type of service provided based on market prices. The majority of these agreements do not provide for minimum purchases and are terminable upon reasonable notice. None of the contracts are individually material to our business as a whole and we have no other significant supply agreements with our customers.

Our normal customer sales terms are either cash against documents, payment against invoice or customer letter of credit. Most of our sales throughout the world are denominated in U.S. dollars. While we can receive payment for tobacco sold after we have processed and shipped it, some of the larger customers advance payments to us throughout the buying and processing season as we purchase and process tobacco for the customers' accounts.

Seasonality

The purchasing and processing activities of our tobacco business are seasonal. Flue-cured tobacco grown in the U.S. is purchased, processed and sold generally during the five-month period beginning in July and ending in November. U.S.-grown burley tobacco is purchased, processed and sold usually from late November through January or February. Tobacco grown in Brazil is usually purchased, processed and sold from January through July and in Africa from April through September. Other markets around the world have similar purchasing periods, although at different times of the year.

During the purchasing, processing and sales seasons, inventories of unprocessed tobacco, inventories of redried tobacco and trade accounts receivable normally reach peak levels in succession. Current liabilities, particularly advances from customers and short-term notes payable to banks, normally reach their peak in this period as a means of financing the seasonal expansion of current assets. At March 31, the end of our fiscal year, the seasonal components of our working capital reflect primarily the operations related to foreign grown tobacco.

Competition

The leaf tobacco industry is highly competitive. Competition among leaf tobacco merchants is based primarily on the price charged for products and services as well as the merchant's ability to meet customer specifications in the buying, processing and financing of tobacco. In addition, there is competition in all countries to buy the available leaf tobacco and in many areas, total leaf tobacco processing capacity exceeds demand.

In addition to the primary global independent leaf tobacco merchants, the cigarette manufacturers increasingly buy tobacco directly from farmers, and other independent leaf merchants with low fixed costs and overhead who have entered the leaf purchasing and processing business on a local basis.

Alliance One is one of only two global independent leaf tobacco merchants, with substantially similar global market shares. We expect to maintain a major position in most major tobacco growing regions in the world, including the principal export markets for flue-cured, burley and oriental tobacco and, as a result of our scale, global reach, and financial resources, we believe we are well-suited to serve the needs of all cigarette manufacturers.

Research and Development

We routinely cooperate with both our customers and the manufacturers of the equipment used in our processing facilities to improve processing technologies. However, no material amounts are expended for research and development, and we hold no material patents, licenses, franchises, or concessions.

Alliance One Employees

Alliance One's consolidated entities employed approximately 4,700 persons, excluding seasonal employees, in our worldwide operations at March 31, 2007. In the U.S. operations, Alliance One's consolidated entities employed approximately 400 employees at March 31, 2007. During processing periods the seasonal employees in the United States would number approximately 700. Most U.S. seasonal employees are covered by collective bargaining agreements. None of Alliance One's full-time employees are covered by collective bargaining agreements with the exception of approximately 150 factory personnel. In the non-U.S. operations, Alliance One's consolidated entities employed approximately 4,300 persons, excluding approximately 11,900 seasonal employees, at March 31, 2007. We consider Alliance One's employee relations to be satisfactory.

Government Regulation and Environmental Compliance

See Item 1A. "Risk Factors" for a discussion of government regulation. Currently there are no material estimated capital expenditures related to environmental control facilities.

EXECUTIVE OFFICERS OF ALLIANCE ONE INTERNATIONAL, INC.

The following information is furnished with respect to the Company's executive officers as of April 1, 2007 and the capacities in which they serve. These officers serve at the pleasure of the Board of Directors and are elected at each annual organizational meeting of the Board.

NAME	AGE	TITLE
Robert E. Harrison	53	President and Chief Executive Officer
James A. Cooley	56	Executive Vice President - Chief Financial Officer
Hilton Kappaun	47	Executive Vice President – Global Operations
J. Pieter Sikkel	43	Executive Vice President – Business Strategy and Relationship Management
Henry C. Babb	62	Senior Vice President - Chief Legal Officer and Secretary
Michael K. McDaniel	57	Senior Vice President - Human Resources
William D. Pappas	54	Senior Vice President - Chief Information Officer

The business experience summaries provided below for the Company's executive officers describe positions held by the named individuals during the last five years.

Robert E. Harrison has served as President and Chief Executive Officer since January 2007 and served as President and Chief Operating Officer of Alliance One International, Inc. from May 2005 to January 2007. Previously, he was President and Chief Executive Officer of Standard Commercial Corporation from August 1996, and its Chairman from August 2003 to May 2005.

James A. Cooley has served as Executive Vice President - Chief Financial Officer of Alliance One International, Inc. since May 2005. Previously, he served as Senior Vice President - Chief Financial Officer of DIMON Incorporated from March 1999 to May 2005.

Hilton Kappaun has served as Executive Vice President – Global Operations since April 2007. Previously, he served as Regional Director of South America for Alliance One International, Inc from May 2005 to April 2007 and served as Regional Executive of South America for DIMON Incorporated from January 2002 to May 2005.

J. Pieter Sikkel has served as Executive Vice President – Business Strategy and Relationship Management since April 2007. Previously, he served as Regional Director of Asia for Alliance One International, Inc from May 2005 to April 2007, Senior Vice President of Asia for Standard Commercial Corporation from April 2004 to May 2005 and Regional Manager of Asia from 1999 to April 2004.

Henry C. Babb has served as Senior Vice President - Chief Legal Officer and Secretary of Alliance One International, Inc. since May 2005. Previously, he served as Senior Vice President - Public Affairs, General Counsel and Secretary of Standard Commercial Corporation from April 2004 to May 2005 and served as Secretary from June 1998 to April 2004.

Michael K. McDaniel has served as Senior Vice President - Human Resources of Alliance One International, Inc. since May 2005. Previously, he served as Senior Vice President - Human Resources of Standard Commercial Corporation from April 2004 to May 2005 and served as Vice President - Human Resources from June 1997 to April 2004.

William D. Pappas has served as Senior Vice President - Chief Information Officer of Alliance One International, Inc. since May 2005. Previously, he served as Chief Information Officer of DIMON Incorporated from December 2004 to May 2005 and served as Vice President - Chief Technology Officer from October 2001 to December 2004.

ITEM 1A. RISK FACTORS

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report.

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor calls and webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Alliance One International, Inc. securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important risk factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

Risks Relating to Our Operations

Global shifts in sourcing customer requirements may negatively impact our organizational structure and asset base.
The global leaf tobacco industry is experiencing shifts in the sourcing of customer requirements for tobacco. For example, significant tobacco production volume decreases have occurred and may continue to occur in the United States, Zimbabwe and Western Europe from historical levels. At the same time, production volumes in other sourcing origins, such as Brazil and other areas of Africa, are stabilizing. A shift in sourcing origins in Europe is influenced by modifications to the tobacco price support system in the European Union (EU). The Agricultural Counsel of the EU implemented changes in the quota and volume programs across the EU that may result in material reductions in production volumes in certain EU countries in the future. The implementation of these new programs will vary significantly by each EU country. Customer requirements are changing due to these variations in production, therefore influencing our ability to plan effectively for the longer term in Europe.

We may not be able to timely or efficiently adjust to these shifts in sourcing origins, and adjusting to these shifts may require changes in our production facilities in certain origins and changes in our fixed asset base. We have incurred, and may continue to incur, restructuring charges as we continue to adjust to these shifts in sourcing. Adjusting our capacity and adjusting to these shifts in sourcing may have an adverse impact on our ability to manage our costs, and could have an adverse effect on our financial performance.

Our financial results will vary according to growing conditions, customer indications and other factors, which reduces your ability to gauge our quarterly and annual financial performance.
Our financial results, particularly the quarterly financial results, may be significantly affected by fluctuations in tobacco growing seasons and crop sizes. The cultivation period for tobacco is dependent upon a number of factors, including the weather and other natural events, such as hurricanes or tropical storms, and our processing schedule and results of operations can be significantly altered by these factors.

Further, the timing and unpredictability of customer indications, orders and shipments cause us to keep tobacco in inventory, increase our risk and result in variations in quarterly and annual financial results. The timing of shipments can be materially impacted by shortages of containers and vessels for shipping as well as infrastructure and accessibility issues in ports we use for shipment. For example, shortages in shipping containers was a major factor in shipping delays in Brazil during our 2006 fiscal year. In the current fiscal year, infrastructure and accessibility issues have materially delayed shipments from the African port of Beira, from which we ship much of the tobacco we source in Malawi and other African origins. We may from time to time in the ordinary course of business keep a significant amount of processed tobacco in inventory for our customers to accommodate their inventory management and other needs. Sales recognition by us and our subsidiaries is based on the passage of ownership, usually with shipment of product. Since individual shipments may represent significant amounts of revenue, our quarterly and annual financial results may vary significantly depending on our customers' needs and shipping instructions. These fluctuations result in varying volumes and sales in given periods, which also reduces your ability to compare our financial results in different periods or in the same periods in different years.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to Our Operations *(Continued)*

Our extension of credit to tobacco growers could expose us to losses.
We make advances to tobacco growers in many countries to finance their growing of tobacco for sale to us. Crop advances to growers are generally secured by the grower's agreement to deliver green tobacco. In the event of crop failure, recovery of advances could be delayed until deliveries of future crops or indefinitely. The temporary or permanent loss of these advances to growers could result in losses.

When we purchase tobacco directly from growers, we bear the risk that the tobacco will not meet our customers' quality and quantity requirements.
In countries where we contract directly with tobacco growers, including Argentina, Brazil, the United States and certain African countries, we bear the risk that the tobacco delivered will not meet quality and quantity requirements of our customers. If the tobacco does not meet such market requirements, we may not be able to sell the tobacco we agreed to buy and may not be able to meet all of our customers' orders, which would have an adverse effect on profitability and results of operations.

Weather and other conditions can affect the marketability of our inventory.
Like other agricultural products, the quality of tobacco is affected by weather and the environment, which can change the quality or size of the crop. If a weather event is particularly severe, such as a major drought or hurricane, the affected crop could be destroyed or damaged to an extent that it would be less desirable to our customers, which would result in a reduction in revenues. If such an event is also widespread, it could affect our ability to acquire the quantity of products required by customers. In addition, other items can affect the marketability of tobacco, including, among other things, the presence of:

- non-tobacco related material;
- genetically modified organisms; and
- excess residues of pesticides, fungicides and herbicides.

A significant event impacting the condition or quality of a large amount of any of the tobacco crops we buy could make it difficult for us to sell such tobacco or to fill our customers' orders.

Our reliance on a small number of significant customers may adversely affect our results of operations.
Our customers are manufacturers of cigarette and other tobacco products. Several of these customers individually account for a significant portion of our sales in a normal year.

Approximately 19%, 18% and 15%, respectively, of our consolidated tobacco sales in 2007, 2006 and 2005, were to various tobacco customers which are owned by or under common control of Japan Tobacco Inc. and approximately 34%, 34% and 28%, respectively, were to various tobacco customers which are owned by or under common control of Altria Group, Inc. No other customer accounts for more than 10% of our sales.

In addition, tobacco product manufacturers are experiencing consolidation and further consolidation among our customers could decrease such customers' demand for our leaf tobacco or processing services. The loss of any one or more of such customers could have a material adverse effect on our financial condition or results of operations.

We face increased risks of doing business due to the extent of our international operations.
We do business in more than 45 countries, many of which do not have stable economies or governments. Our international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, inflationary economies, currency risks and risks related to the restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. These risks are exacerbated in countries where we have advanced substantial sums or guaranteed local loans or lines of credit for the purchase of tobacco from growers.

We have expanded our international operations in areas where the export of tobacco has increased due to increased demand for lower priced tobacco. We have significant investments in our purchasing, processing and exporting operations in Argentina, Brazil, Malawi, Tanzania and Turkey.

In recent years, economic problems in Zimbabwe and Brazil have received wide publicity related to devaluation and appreciation of the local currency and inflation. Devaluation and appreciation can affect our purchase costs of tobacco and our processing costs.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to Our Operations *(Continued)*

We face increased risks of doing business due to the extent of our international operations. *(Continued)*

Zimbabwe remains in a period of civil unrest and has a deteriorating economy. At March 31, 2006, as a result of the political environment, economic instability, foreign currency controls and governmental regulations, we deconsolidated our subsidiaries and recorded an impairment charge of $47.9 million to reduce our investment in Zimbabwe to its estimated fair value. Governmental authorization is required before any dividends can be paid from a Zimbabwe operation. Our Zimbabwe operations had tried unsuccessfully to pay dividends in prior years due to certain unattainable criteria set by the Reserve Bank of Zimbabwe and the government not granting the necessary authorizations. We do not consider any further dividends from our Zimbabwe subsidiary in the near future a possibility. Current economic and political conditions continued to decline in fiscal 2007 as inflation, lending rates and investment rates have deteriorated. General farming operations are being negatively impacted by the lack of foreign exchange to buy crop inputs and fuel. As a result, several significant operational changes were made including the closure of the Zimbabwe processing factory, outsourcing the 2006 crop tobacco processing and a significant reduction in permanent personnel. During fiscal 2007, we evaluated the fair value of the Zimbabwe operations and determined that the net investment in the Zimbabwe operations exceeded the estimated fair value. Accordingly, we recorded an additional non-cash impairment charge of $13.2 million to write down the net investment in the Zimbabwe operations to zero.

Farmers in Malawi have recently protested the current crop auction pricing levels. Any disruption in the marketing of the crop in Malawi would have a significant impact on world supply of burley tobacco and on our financial results.

We are subject to potentially inconsistent actions by the governments of certain foreign countries in which we operate which may have significant impact on our financial results. In 2006, our concession to promote tobacco production in the Chifunde district of Mozambique was terminated by the government. We assessed our remaining Mozambique operations without the Chifunde district and determined that it was not in our economic interest to remain in Mozambique without this strategic district. Consequently, we discontinued our operations within Mozambique after the 2006 crop.

Our exposure to changes in foreign tax regimes could adversely impact our business.

We do business in countries that have tax regimes in which the rules are not clear, are not consistently applied and are subject to sudden change. This is especially true with regard to international transfer pricing. Our earnings could be reduced by the uncertain and changing nature of these tax regimes.

Effective January 1, 2005, the government of Rio Grande do Sul, the state in which our subsidiaries operate in Brazil, adopted changes in their Imposto Sobre Circulacao de Mercadorias e Servicos ("ICMS"), a tax on the transfer of goods and services between states within Brazil. Prior to this change, our transfers of leaf tobacco and processed tobacco inventory between states in Brazil was taxed, but these transfers generated tax credits that were used to offset ICMS tax obligations or were transferred to third parties. Pursuant to the change, the credits generated from the payment of ICMS taxes could not be used to reduce the overall tax exposure by third parties by more than 10% of the generating company's tax liability in any tax year, severely reducing the ability to sell excess tax credits to others. In conjunction with this change, we recorded a reserve against the $25.1 million of ICMS credits recorded as a receivable as of March 31, 2006. This reserve remained as we entered into negotiations with the government of Rio Grande do Sul.

Effective on May 23, 2006, we entered into an agreement with the government of Rio Grande do Sul which provided for the sale of a certain amount of ICMS credits each month through 2011. Based on our evaluation of the agreement and the ability to sell ICMS credits to third parties each month, the reserve was reversed during the quarter ended June 30, 2006 as it related to inventory that had already been sold.

On January 1, 2007, a new government took office in the state of Rio Grande do Sul. The government requested a review of the terms to the agreement entered into in May 23, 2006. In March 2007, we renegotiated the terms related to the ICMS credits that the government will allow to be sold to third parties on a monthly basis.

Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations.

We conduct our business in many countries around the world. Our business is generally conducted in U.S. dollars, as is the business of the leaf tobacco industry as a whole. However, we generally must purchase tobacco in non-U.S. countries using local currency. As a result, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. We attempt to minimize such currency risks by matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country where the tobacco is grown. Fluctuations in the value of foreign currencies can significantly affect our operating results.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to Our Operations *(Continued)*

Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations. *(Continued)*

In particular, the devaluation of the U.S. dollar against the Brazilian real has recently increased the cost of our inventory and operating costs generally in Brazil, only a portion of which can be passed on to our customers. As the international leaf industry continues to place greater emphasis on Brazil, the weakness of the U.S. dollar in relation to the Brazilian real will increasingly impact our consolidated operating results and operating margins, and we do not foresee a reversal of this trend occurring in the immediate future. In addition, the historically weak real in relation to the dollar has tended to offset the normal escalation in crop prices in Brazil, which will have a more significant impact to the extent the real is stronger against the dollar.

In recent years, economic problems in Zimbabwe have resulted in significant devaluation of the local currency and inflation. If we are unable to minimize Zimbabwe currency risk by effectively matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the local currency then devaluation can have a material affect on our tobacco purchase and processing costs.

In addition, the devaluation of foreign currencies, particularly Asian and Eastern European currencies, has resulted and may in the future result in reduced purchasing power from customers in these areas. We may incur a loss of business as a result of the devaluation of these currencies now or in the future.

Competition could erode our earnings.

The leaf tobacco industry is highly competitive. DIMON was one of three global leaf tobacco merchants, and when it completed the merger with Standard, Alliance One became one of two global competitors in the leaf tobacco industry, each with approximately equal market share. Competition among leaf tobacco merchants is based primarily on the prices charged for products and services as well as the merchant's ability to meet customer specifications in the buying, processing and financing of tobacco. In addition, there is competition in all countries to buy the available tobacco. The loss or substantial reduction of any large or significant customer could reduce our earnings.

In addition to the primary global independent leaf tobacco merchants, the cigarette manufacturers increasingly buy tobacco directly from farmers, and new independent leaf merchants are entering the leaf purchasing and processing business. We face increasing competition from new local and regional independent leaf merchants with low fixed costs and overhead and good customer connections at the local level. These new independent merchants are buying an increasing portion of the crops in certain international markets, particularly Brazil, where the new entrants have been able to capitalize in the global transition to that market. In the United States, the Flue-Cured Tobacco Stabilization Cooperative ("FCTSC") has purchased the Vector facility in Roxboro, North Carolina. That facility enables the FCTSC to process tobacco and manufacture cigarettes. The FCTSC also has a specialty products operation at this facility which competes with our specialty products operations. In addition, the FCTSC and burley stabilization pools received inventory in lieu of cash from the Commodity Credit Corporation under the congressional quota buyout bill. Any of these sources of new competition may result in less tobacco available for us to purchase and process in the applicable markets.

Our adoption and application of certain standards in financial accounting could cause our annual and quarterly financial results to vary and will reduce your ability to gauge our performance, increasing the risk of an investment in our securities.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a "more likely than not" threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. FIN 48 requires us to establish reserves for uncertain tax positions if it is not "more likely than not" that we will prevail on the merits if audited and challenged. FIN 48 will be applicable to us beginning April 1, 2007. The effect of FIN 48 is being reviewed, and it could have a material impact on our financial performance because we do business in countries that do not have clear tax rules concerning transfer pricing and other tax matters. This lack of clarity in the tax rules creates uncertainty which cannot be easily analyzed or predicted. As a result, we may have tax presence liabilities that could give rise to accruals under FIN 48 that will never reverse.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to Our Operations *(Continued)*

Our adoption and application of certain standards in financial accounting could cause our annual and quarterly financial results to vary and will reduce your ability to gauge our performance, increasing the risk of an investment in our securities. *(Continued)*

In addition, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2002. As a result of adoption of SFAS No. 142, we no longer amortize goodwill. However, if we determine that there has been a material impairment to goodwill, we will recognize the amount of that impairment as a charge to earnings in the applicable reporting period. As a result of certain reporting units failing Step 1 during our 2006 annual test for impairment of goodwill, we measured the impairment loss, if any, by comparing the implied fair value of the reporting unit with the carrying amount of goodwill (Step 2). The fair value of the reporting unit was estimated using the expected present value of future cash flows. Based on this analysis we recorded a total goodwill impairment charge of $256.9 million during the fourth quarter of fiscal 2006 related to the operating segments of North America and South America.

Risks Relating to Our Capital Structure

We may not have access to available capital to finance our local operations in non-U.S. jurisdictions.

We have typically financed our non-U.S. local operations with uncommitted short term operating credit lines at the local level. These operating lines are typically seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans or demand payment of outstanding loans at any time. In addition, each of these operating lines must be renewed with each tobacco crop season in that jurisdiction. Although our foreign subsidiaries are the borrowers under these lines, many of them are guaranteed by us.

As of March 31, 2007, we had approximately $179.1 million drawn and outstanding on foreign seasonal lines totaling $485.2 million. Additionally against these lines there was $12.8 million available in unused letter of credit capacity with $17.8 million issued but unfunded.

Because the lenders under these operating lines typically have the right to cancel the loan at any time and each line must be renewed with each crop season, there can be no assurance that this capital will be available to our subsidiaries. If a number of these lenders cease lending to our subsidiaries or dramatically decrease such lending, it could have a material adverse affect on our liquidity.

Failure of foreign banks in which our subsidiaries deposit funds or the failure to transfer funds or honor withdrawals may affect our results of operations.

Funds held by our foreign subsidiaries are often deposited in their local banks. Banks in certain foreign jurisdictions may be subject to a higher rate of failure or may not honor withdrawals of deposited funds. In addition, the countries in which these local banks operate may lack sufficient regulatory oversight or suffer from structural weaknesses in the local banking system. Due to uncertainties and risks relating to the political stability of certain foreign governments, these local banks also may be subject to exchange controls and therefore unable to perform transfers of certain currencies. If our ability to gain access to these funds was impaired, it could have a material adverse effect on our results of operations.

Risks Relating to Our Capital Structure *(Continued)*

We have substantial debt which may adversely affect us by limiting future sources of financing, interfering with our ability to pay interest and principal on the notes and subjecting us to additional risks.

We have a significant amount of indebtedness and debt service obligations. As of March 31, 2007, we had approximately $911.0 million of indebtedness. In addition, the indenture governing the notes allows us to incur additional indebtedness under certain circumstances. If we add new indebtedness to our current indebtedness levels, the related risks that we now face could increase.

Our substantial debt will have important consequences, including:

- that our indebtedness may make it more difficult for us to satisfy our obligations with respect to the notes and our other obligations;
- that our indebtedness may limit our ability to obtain additional financing on satisfactory terms and to otherwise fund working capital, capital expenditures, debt refinancing, acquisitions and other general corporate requirements;
- that a significant portion of our cash flow from operations must be dedicated to paying interest on and the repayment of the principal of our indebtedness. This reduces the amount of cash we have available for making principal and interest payments under the notes and for other purposes and makes us more vulnerable to a decrease in demand for leaf tobacco, increases in our operating costs or general economic or industry conditions;
- that our ability to adjust to changing market conditions and to compete with other global leaf tobacco merchants may be hampered by the amount of debt we owe;
- increasing our vulnerability to general adverse economic and industry conditions;
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- restricting us from making strategic acquisitions or exploiting business opportunities.

In addition, the indenture governing the notes and our senior secured credit facility each contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. Also, a substantial portion of our debt, including borrowings under our senior secured credit facility, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate further the risks associated with our significant leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes will restrict, but will not completely prohibit, us from doing so. Our senior secured credit facility provides for a $240.0 million revolving credit line. There were no borrowings under this facility at March 31, 2007. If new debt is added to our current debt levels, the related risks we now face could intensify.

The indentures governing the notes and our senior secured credit facility contain, and in the future could contain additional, covenants and tests that limit our ability to take actions or cause us to take actions we may not normally take.

The indentures governing the notes and our senior secured credit facility contain a number of significant covenants. These covenants limit our ability to, among other things:

- incur additional indebtedness;
- issue preferred stock;
- merge, consolidate or dispose of substantially all of our assets;
- grant liens on our assets;
- pay dividends, redeem stock or make other distributions or restricted payments;
- repurchase or redeem capital stock or prepay subordinated debt;
- make certain investments;
- agree to restrictions on the payment of dividends to us by our subsidiaries;
- sell or otherwise dispose of assets, including equity interests of our subsidiaries;
- enter into transactions with our affiliates; and
- enter into certain sale and leaseback transactions.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to Our Capital Structure *(Continued)*

The indentures governing the notes and our senior secured credit facility contain, and in the future could contain additional, covenants and tests that limit our ability to take actions or cause us to take actions we may not normally take. *(Continued)*

Our senior secured credit facility and the indentures require us to meet certain financial tests. Complying with these covenants and tests may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take. The failure to comply with these covenants and tests would cause a default under the credit facility and, under the indenture, would prevent us from taking certain actions, such as incurring additional debt, paying dividends or redeeming senior notes or subordinated debt. A default, if not waived, could result in the debt under our senior secured credit facility and the indenture becoming immediately due and payable and could result in a default or acceleration of our other indebtedness with cross-default provisions. If this occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

We have had to obtain waivers and amendments under our existing financing arrangements to avoid future defaults or cure past defaults.

In the recent past, we have sought and obtained waivers and amendments under our existing financing arrangements to avoid future non-compliance with financial covenants and cure past defaults under restrictive covenants. We also paid significant fees to obtain these waivers and consents.

From October 28, 2005 to March 31, 2007, we amended our senior secured credit facility on six separate occasions. We sought these amendments to relax certain financial covenants and negative covenants, to enable us to engage in previously restricted sales of assets and to refinance our outstanding senior notes.

In October 2004, we determined that defaults had occurred under the limitation on restricted payments covenant in the indentures relating to both our then outstanding $200.0 million 9 5/8% senior notes due 2011 and $125.0 million 7 3/4% senior notes due 2013, and that, by definition, the defaults under these indentures created automatic defaults under our $650.0 million syndicated credit facility then in effect and under certain operating lines of credit. The defaults related to the determination of amounts available to make certain restricted payments under these senior notes indentures. We solicited and, on November 1, 2004 obtained, consents from the holders of our notes to a waiver of the defaults under the senior notes indentures and an amendment of the related covenants to allow additional time to bring our operations into compliance.

You should consider the matters described above in evaluating our ability to comply with restrictive covenants in our debt instruments and the financial costs of our ability to do so.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior secured credit facility or the notes, on commercially reasonable terms or at all. Additionally, to the extent permitted under our senior secured credit agreement and indentures, we may repurchase, repay or tender for our bank debt, senior notes or senior subordinated notes, which may place pressure on future cash requirements to the extent that the debt repurchased, repaid or tendered cannot be redrawn.

Risks Relating to the Tobacco Industry

Reductions in demand for consumer tobacco products could adversely affect our results of operations.

The tobacco industry, both in the United States and abroad, continues to face a number of issues that may reduce the consumption of cigarettes and adversely affect our business, sales volume, results of operations, cash flows and financial condition.

Risks Relating to the Tobacco Industry *(Continued)*

Reductions in demand for consumer tobacco products could adversely affect our results of operations. *(Continued)*

These issues, some of which are more fully discussed below, include:

- governmental actions seeking to ascribe to tobacco product manufacturers liability for adverse health effects associated with smoking and exposure to environmental tobacco smoke;
- smoking and health litigation against tobacco product manufacturers;
- tax increases on consumer tobacco products;
- current and potential actions by state attorneys general to enforce the terms of the Master Settlement Agreement, or MSA, between state governments in the United States and tobacco product manufacturers;
- governmental and private bans and restrictions on smoking;
- actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States;
- restrictions on tobacco product manufacturing, marketing, advertising and sales;
- the diminishing social acceptance of smoking;
- increased pressure from anti-smoking groups;
- other tobacco product legislation that may be considered by Congress, the states, municipalities and other countries; and
- the impact of consolidation among multinational cigarette manufacturers.

Tobacco product manufacturer litigation may reduce demand for our services.

Our primary customers, the leading cigarette manufacturers, face thousands of lawsuits brought throughout the United States and, to a lesser extent, the rest of the world. The effects of the lawsuits on our customers could reduce their demand for tobacco from us. These lawsuits have been brought by plaintiffs, including (1) individuals and classes of individuals alleging personal injury and/or misleading advertising, (2) governments (including governmental and quasi-governmental entities in the United States and abroad) seeking recovery of health care costs allegedly caused by cigarette smoking, and (3) other groups seeking recovery of health care expenditures allegedly caused by cigarette smoking, including third-party health care payors, such as unions and health maintenance organizations. Damages claimed in some of the smoking and health cases range into the billions of dollars. The United States Department of Justice is currently engaged in a lawsuit against the leading cigarette manufacturers, seeking to recover billions of dollars. There have been several jury verdicts in tobacco product litigation during the past several years. Additional plaintiffs continue to file lawsuits.

In November 1998, certain United States tobacco product manufacturers entered into the MSA with 46 states and certain territories to settle asserted and unasserted health care cost recovery and other claims. These manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota and an environmental tobacco smoke and health class action brought on behalf of airline flight attendants. The MSA has received final judicial approval in all 52 settling jurisdictions.

The MSA and other state settlement agreements include provisions relating to advertising and marketing restrictions, public disclosure of industry documents, limitations on challenges to tobacco product control and underage use laws, lobbying activities and other provisions. The provisions of the Master Settlement Agreement and any similar settlement agreements could have a material adverse impact on our customers' purchases from us.

Legislative and regulatory initiatives could reduce consumption of consumer tobacco products and demand for our services.

In recent years, members of Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would subject cigarettes to various regulations under the Department of Health and Human Services or regulation under the Consumer Products Safety Act, establish anti-smoking educational campaigns or anti-smoking programs, provide additional funding for governmental anti-smoking activities, further restrict the advertising of cigarettes, including requiring additional warnings on packages and in advertising, provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act could not be used as a defense against liability under state statutory or common law, or allow state and local governments to restrict the sale and distribution of cigarettes and eliminate or reduce the tax deductibility of tobacco product advertising. If any or all of the foregoing were to be implemented, our business, volume, results of operations, cash flows and financial condition could be materially adversely affected.

Risks Relating to the Tobacco Industry *(Continued)*

Legislative and regulatory initiatives could reduce consumption of consumer tobacco products and demand for our services. *(Continued)*

Reports with respect to the harmful physical effects of cigarette smoking have been publicized for many years, and the sale, promotion and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommending various governmental measures to reduce the incidence of smoking. More recent reports focus upon the addictive nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the addictive nature of cigarette smoking in adolescence.

A number of foreign nations also have taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the United States. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and other countries. Further, in May of 2003, the World Health Organization adopted a treaty, the Framework Convention for Tobacco Control, which requires signatory nations to enact legislation that would require, among other things, specific actions to prevent youth smoking; restrict or prohibit tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the content of tobacco products; impose new package warning requirements including the use of pictorial or graphic images; eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase and harmonize cigarette excise taxes; abolish duty-free tobacco sales; and permit and encourage litigation against tobacco product manufacturers. The treaty will take effect after forty countries ratify it and must be implemented by national laws in the ratifying nations. To date, 168 parties have signed the treaty, and 144 countries are parties to the treaty.

Due to the present regulatory and legislative environment, a substantial risk exists that past growth trends in tobacco product sales may not continue and that existing sales may decline.

We have been, and continue to be, subject to governmental investigations into, and litigation concerning, leaf tobacco industry buying practices.

The leaf tobacco industry, from time to time, has been the subject of government investigations regarding trade practices. For example, in 1998 we were the subject of an investigation by the Antitrust Division of the United States Department of Justice into certain buying practices alleged to have occurred in the industry. More recently, we were named defendants in the *DeLoach, et al. v. Philip Morris Companies Inc. et al.*, antitrust class action litigation alleging a conspiracy to rig bids in the tobacco auction markets. We, along with all but one of the other defendants, entered into a settlement agreement with the plaintiffs which received final approval, and which accorded us a full release from all the claims. In exchange for such settlement, we contributed $13.0 million towards a larger total settlement agreement.

Since October 2001, the Directorate General for Competition (DGCOMP) of the European Commission (EC) has been conducting an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in some countries within the European Union, including Spain, Italy, Greece and potentially other countries. Our subsidiaries in Spain, Italy and Greece have been subject to these investigations. In 2004, the EC fined us and our Spanish subsidiaries €4.4 million ($5.7 million) solely relating to the investigations in Spain. In respect of the Italian investigation, in October 2005, the EC announced that we and Mindo (our former subsidiary) have been assessed a fine in the aggregate amount of €10.0 million ($12.0 million) and that, in addition, we and Transcatab, a subsidiary of Standard prior to its merger into DIMON, have been assessed a fine in the aggregate amount of €14.0 million ($16.8 million). Several tobacco processors, growers and agricultural associations that were the subject of the investigation in Italy were assessed fines in various amounts totaling €56.0 million ($67.0 million), inclusive of the fines imposed on us and our subsidiaries. We, along with the applicable subsidiaries, have appealed the decisions of the EC with respect to Spain and Italy to the Court of First Instance of the EC for the annulment or modification of the decision; but the outcome of the appeals process as to both timing and results is uncertain.

In March 2005, the EC informed us that it had closed its investigation in relation to the Greek leaf tobacco industry buying and selling practices. In relation to these investigations into certain tobacco buying and selling practices, the DGCOMP could decide to pursue investigations into other countries and additional fines may be assessed in those countries.

We have recently been made aware of a review by the Malawi Government of the operation of its tobacco auction markets. Although the Government's preliminary report suggests that there may have been violations by the leaf dealer industry of certain Malawi competition laws, the review is at an early stage and it is not possible to predict its outcome or its possible impact on us. We will continue to cooperate with the relevant authorities and are conducting our own internal investigation.

ITEM 1A. RISK FACTORS *(Continued)*

Risks Relating to the Tobacco Industry *(Continued)*

We have been, and continue to be, subject to governmental investigations into, and litigation concerning, leaf tobacco industry buying practices. *(Continued)*

In March 2004, we discovered potential irregularities with respect to certain bank accounts in southern Europe and central Asia. The Audit Committee of our Board of Directors engaged an outside law firm to conduct an investigation of activity relating to these accounts. That investigation revealed that, although the amounts involved were not material and had no material impact on our historical financial statements, there were payments from these accounts that may have violated the U.S. Foreign Corrupt Practices Act. In May 2004, we voluntarily reported the matter to the U.S. Department of Justice. Soon thereafter, we closed the accounts in question, implemented personnel changes and other measures designed to prevent similar situations in the future, including the addition of new finance and internal audit staff and enhancement of existing training programs, and disclosed these circumstances in our filings with the SEC. In August 2006, we learned that the SEC has issued a formal order of investigation of us and others to determine if these or other actions may have violated certain provisions of the Securities Exchange Act of 1934 and rules thereunder. We are cooperating fully with the SEC with respect to the investigation. If the U.S. authorities determine that there have been violations of federal laws, they may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties and modifications to business practices. It is not possible to predict at this time whether the authorities will determine that violations have occurred, and if they do, what sanctions they might seek to impose. It is also not possible to predict how the government's investigation or any resulting sanctions may impact our business, results of operations or financial performance. Any monetary penalty assessed may be material to our results of operations in the quarter in which it is imposed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Following is a description of Alliance One's material properties as of March 31, 2007.

Corporate
Our corporate headquarters are located in Morrisville, North Carolina.

Facilities
We own a total of 23 processing facilities in 14 countries. We operate each of our tobacco processing plants for seven to nine months during the year to correspond with the applicable harvesting season. While we believe our processing facilities have been efficiently utilized, we continually compare our production capacity and organization with the transitions occurring in global sourcing of tobacco. We also believe our domestic processing facilities and certain foreign processing facilities have the capacity to process additional volumes of tobacco if required by customer demand.

The following is a listing of the various material properties used in operations all of which are owned by Alliance One:

LOCATION	USE	AREA IN SQUARE FEET
SOUTH AMERICA SEGMENT		
SOUTH AMERICA		
VENANCIO AIRES, BRAZIL	FACTORY/STORAGE	1,378,000
SANTA CRUZ, BRAZIL	FACTORY/STORAGE	2,111,000
VERA CRUZ, BRAZIL	STORAGE	311,000
EL CARRIL, ARGENTINA	FACTORY/STORAGE	389,000
OTHER REGIONS SEGMENT		
UNITED STATES		
WILSON, N.C.	FACTORY/STORAGE	1,618,000
FARMVILLE, N.C.	FACTORY/STORAGE	895,000
DANVILLE. VA	STORAGE	907,000
AFRICA		
LILONGWE, MALAWI	FACTORY/STORAGE	1,662,000
MOROGORO, TANZANIA	FACTORY/STORAGE	741,000
EUROPE		
IZMIR, TURKEY	FACTORY/STORAGE	1,431,000
THESSALONIKI, GREECE	FACTORY/STORAGE	378,000
KARLSRUHE, GERMANY	FACTORY/STORAGE	236,000
ASIA		
NGORO, INDONESIA	FACTORY/STORAGE	324,000

ITEM 3. LEGAL PROCEEDINGS

In March 2004, the Company discovered potential irregularities with respect to certain bank accounts in southern Europe and central Asia. The Audit Committee of the Company's Board of Directors engaged an outside law firm to conduct an investigation of activity relating to these accounts. That investigation revealed that, although the amounts involved were not material and had no material impact on the Company's historical financial statements, there were payments from these accounts that may have violated the U.S. Foreign Corrupt Practices Act (the "FCPA"). In May 2004, the Company voluntarily reported the matter to the U.S. Department of Justice. Soon thereafter, the Company closed the accounts in question, implemented personnel changes and other measures designed to prevent similar situations in the future, including the addition of new finance and internal audit staff and enhancement of existing training programs, and disclosed these circumstances in its filings with the U.S. Securities and Exchange Commission (the "SEC"). In August 2006, the Company learned that the SEC had issued a formal order of investigation of the Company and others to determine if these or other actions may have violated certain provisions of the Securities Exchange Act of 1934 and rules thereunder. The Company is cooperating fully with the SEC with respect to the investigation.

ITEM 3. LEGAL PROCEEDINGS *(Continued)*

If the U.S. authorities determine that there have been violations of federal laws, they may seek to impose sanctions on the Company that may include, among other things, injunctive relief, disgorgement, fines, penalties and modifications to business practices. It is not possible to predict at this time whether the authorities will determine that violations have occurred, and if they do, what sanctions they might seek to impose. It is also not possible to predict how the government's investigation or any resulting sanctions may impact the Company's business, results of operations or financial performance, although any monetary penalty assessed may be material to the Company's results of operations in the quarter in which it is imposed.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Alliance One's common stock is traded on the New York Stock Exchange, under the ticker symbol "AOI." Prior to our merger with Standard Commercial Corporation on May 13, 2005, our common stock had been traded on the New York Stock Exchange under the ticker symbol "DMN" since April 3, 1995.

The following table sets forth for the periods indicated the high and low reported sales prices of our common stock as reported by the NYSE and the amount of dividends declared per share for the periods indicated.

	Alliance One Common Stock		
	High	Low	Dividends Declared
Year Ended March 31, 2007			
Fourth Quarter	$9.35	$6.75	$.000
Third Quarter	7.31	3.97	.000
Second Quarter	4.41	3.57	.000
First Quarter	4.95	3.57	.000
Year Ended March 31, 2006			
Fourth Quarter	$5.06	$3.59	$.000
Third Quarter	4.32	2.16	.000
Second Quarter	6.30	3.28	.030
First Quarter	6.80	5.61	.075

As of March 31, 2007, there were approximately 7,612 shareholders, including approximately 6,364 beneficial holders of our common stock.

The payment of dividends by Alliance One is subject to the discretion of our board of directors and will depend on business conditions, compliance with debt agreements, achievement of anticipated cost savings, financial condition and earnings, regulatory considerations and other factors.

Alliance One International, Inc. Comparison of Cumulative Total Return to Shareholders

The following line graph and table presents the cumulative total shareholder return of a $100 investment including reinvestment of dividends and price appreciation over the last five years in each of the following: Alliance One International, Inc. (AOI) common stock, the S&P 500 Index, the S&P 600 Small Cap Index and an index of peer companies. The sole company in the peer group is Universal Corporation (UVV).


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG ALLIANCE ONE INTERNATIONAL, INC., S&P 500 INDEX,
S&P SMALLCAP 600 AND CUSTOM PEER GROUP INDEX
DOLLARS
225
200
175
150
125
100
75
50
25
0
6/30/02
6/30/03
3/31/04
3/31/05
3/31/06
3/31/07
ALLIANCE ONE INTERNATIONAL, INC.
CUSTOM PEER GROUP
S&P 500 INDEX
S&P SMALLCAP 600

ASSUMES $100 INVESTED ON JUNE 30, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2007

Cumulative Total Return

	Fiscal Year Ending					
	6/30/02	6/30/03	3/31/04	3/31/05	3/31/06	3/31/07
Alliance One International, Inc.	$100.00	$107.97	$110.55	$102.14	$ 80.97	$153.78
Custom Peer Group	$100.00	$119.76	$147.53	$137.32	$114.75	$200.07
S&P 500	$100.00	$100.25	$117.39	$125.25	$139.93	$156.49
S&P Small Cap 600	$100.00	$ 96.42	$125.87	$142.34	$176.60	$185.95

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
(Continued)

EQUITY COMPENSATION PLAN INFORMATION
as of March 31, 2007

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) [1]
Equity Compensation Plans Approved by Security Holders	2,798,831	6.94	1,768,724
Equity Compensation Plans Not Approved by Security Holders	0	Not Applicable	0
Total	2,798,831	6.94	1,768,724

[1] The 2003 Incentive Plan allows for certain of these shares to be issued in the form of restricted stock grants. Further, the Number of Securities Remaining Available for Future Issuance as set forth in this column (c) will increase by the Number of Securities to be Issued (as reflected in column (a)) which are associated with options, rights and warrants that are forfeited from time to time.

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR FINANCIAL STATISTICS
Alliance One International, Inc. and Subsidiaries

The information presented in the table below includes periods ending prior to the completion of our merger with Standard Commercial Corporation on May 13, 2005. Accordingly, the information presented does not include any results of operations or other information related to Standard for periods ending March 31, 2005, nine months ended March 31, 2004 and June 30, 2003.

(in thousands, except per share amounts and number of stockholders)	Years Ended March 31, 2007	2006	2005	Nine Months Ended March 31, 2004 (5)	Year Ended June 30, 2003
Summary of Operations					
Sales and other operating revenues	$1,979,078	$2,112,685	$1,300,118	$ 797,525	$1,194,960
Goodwill impairment	-	256,916	-	-	-
Restructuring and asset impairment charges	29,773	85,411	2,836	16,398	-
Debt retirement expense	3,860	66,474	-	-	-
Income (loss) from continuing operations	(2,615)	(423,342)	24,441	(17,511)	28,482
Loss from discontinued operations	(18,730)	(24,104)	(11,153)	(15,357)	(425)
Net income (loss)	(21,597)	(447,446)	13,288	(32,868)	28,057
Per Share Statistics					
Basic Earnings (Loss) Per Share:					
Income (loss) from continuing operations	$(.03)	$(5.21)	$.55	$(.40)	$.64
Loss from discontinued operations	(.22)	(.30)	(.25)	(.33)	(.01)
Net income (loss)	(.25)	(5.51)	.30	(.73)	.63
Diluted Earnings (Loss) Per Share:					
Income (loss) from continuing operations	$(.03)	$(5.21)	$.54	$(.40)	$.63
Loss from discontinued operations	(.22)	(.30)	(.25)	(.33)	(.01)
Net income (loss) (1)	(.25)	(5.51)	.29	(.73)	.62
Cash dividends paid	-	.105	.30	.225	.275
Book value	2.55	2.46	9.13	9.19	10.16
Balance Sheet Data					
Working capital	$ 531,983	$ 538,913	$ 473,063	$ 426,605	$ 444,401
Total assets	1,653,872	1,904,124	1,404,059	1,357,404	1,353,152
Long-Term Debt	726,625	744,494	486,412	421,009	424,897
Stockholders' equity	225,546	214,187	414,312	414,885	454,573
Other Data					
Ratio of Earnings to Fixed Charges (2)	1.12	-	1.65	-	1.75
Common shares outstanding at year end (3)	96,467	94,963	45,368	45,162	44,737
Number of stockholders at year end (4)	7,612	7,658	7,641	5,945	5,946

1) For the year ended March 31, 2005, the nine months ended March 31, 2004 and the year ended June 30, 2003 the assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings (loss) per share. In connection with the closing of the merger with Standard many of the Company's financing arrangements were refinanced, including in July of 2005, the Company's $73,328 of convertible subordinated debentures due 2007. For the years ended March 31, 2007, March 31, 2006 and the nine months ended March 31, 2004, all outstanding restricted stock and stock options are excluded because their inclusion would have an antidilutive effect on the loss per share.

2) In 2006 and 2004, fixed charges exceeded earnings by approximately $442,087 and $17,312 respectively.

3) The years ended March 31, 2007 and March 31, 2006 include 7,853 shares owned by a wholly-owned subsidiary. This subsidiary does not receive dividends on these shares and it does not have the right to vote.

4) Includes the number of stockholders of record and non-objecting beneficial owners.

5) In June 2003, we changed our fiscal year to March 31. As a result of this change, we reported a nine month transition year ending March 31, 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our company was renamed Alliance One International, Inc. on May 13, 2005, concurrent with the merger of Standard Commercial Corporation with and into DIMON Incorporated, the third largest and second largest global independent leaf tobacco merchants, respectively. Accordingly, the information regarding our fiscal year ended March 31, 2005 and for any other time prior to the completion of our merger in "Management's Discussion and Analysis of Financial Condition and Results of Operations" relates only to DIMON Incorporated. The progression of functional and operational integration activities have made differentiation between former DIMON and former Standard results increasingly difficult which impairs the comparability of fiscal years 2006 and 2005 results.

Executive Overview

The following executive overview is intended to provide significant highlights of the discussion and analysis that follows.

Financial Results

Current year operating results improved significantly from the prior year, although increases in current year gross margin were eroded by the strength of local currencies against the U.S. dollar and farmer debt costs in certain areas, particularly in Brazil. Selling, administrative and general expenses continue to benefit from the continued focus on delivering the merger savings and from the deconsolidation of Zimbabwe operations and remain in line with a normalized run rate for the year. We had appropriate additional restructuring charges during the year as we completed the merger integration plan and continued to refine our operational footprint. Additional impairment charges were reflected relative to the deconsolidated Zimbabwe operations and closure of non-core business in Europe and Asia while we also took material charges to complete our exit from the Italian market. Overall, our 2007 fiscal year results demonstrated successful execution of our strategy.

Liquidity and Debt Refinancing

During the year we sold non-core assets and used the proceeds to further deleverage the balance sheet, which in turn reduced interest costs. We will continue these efforts in 2008, with particular attention paid to application of free cash flow for further debt reduction. We maintain appropriate levels of liquidity throughout the year utilizing long term commitments augmented by various international banking relationships for our continued seasonal credit needs.

On March 7, 2007 we initiated the first phase of our balance sheet partial refinancing by issuing $150.0 million of new 8.5% Senior Notes due May 15, 2012 with a 0.5% original issue discount to yield 8.625%. Proceeds from the issuance were utilized to make prepayments on our term loans under the May 13, 2005 $650.0 million Senior Secured Credit Agreement. Following the 8.5% Senior Note issuance, on March 30, 2007, we completed the final phase, refinancing outstanding term loans and remaining commitments under our $650.0 million Senior Secured Credit Agreement with a new $385.0 million Credit Agreement. Under the terms of the new credit agreement, we have a three and one half year $240.0 million revolving credit facility and a four year $145.0 million Term Loan B. There were no outstanding loans or issued but unfunded letters of credit under the $240.0 million revolver as of March 31, 2007. The partial refinancing eliminated over $266.8 million in required amortization over the next three years and reduced our future debt carrying cost with lower pricing. Subsequent to the year end, we made an additional optional prepayment on the Term Loan B of $50.0 million.

Outlook

Global demand for our products remains solid and we are well positioned where growth is occurring. We continue to challenge all of our operations to achieve appropriate return targets and to effect actions which will positively improve future performance. The strategy behind our merger and the creation of Alliance One is simple, and has not changed: We are seeking to create the profile of a strategic leaf supply partner with the footprint and scale necessary to drive efficiency, sustainability and long-term shareholder value in what remains an intensely competitive global industry.

As a result of the merger of DIMON and Standard that we completed in May 2005, we have realized more than $115.0 million in annual pre-tax cost savings through the rationalization of processing capacity and the elimination of duplicative regional and corporate overhead and we now view the original merger integration plan as complete except for the sale of certain long-lived assets. In addition to these cost savings, we have realized improved operating efficiencies by leveraging our expertise and capabilities and spreading combined volumes over a streamlined asset base. The focus on cost savings and operating efficiencies over the last two years has better positioned us to serve and grow with our customers as they respond to global industry conditions.

Executive Overview *(Continued)*

Outlook *(Continued)*

We have now transitioned the combined operations of both predecessor companies and created a truly unified and integrated Alliance One with an unswerving focus on our core business. We have exerted tremendous efforts in order to complete the systematic exiting of marginal and/or unprofitable origins or businesses. Most of our initiatives and actions were begun in fiscal 2006 and the integration process was substantially completed in fiscal 2007. We will continue to refine our footprint and we are dedicated to further improving the company's performance in fiscal 2008.

Our focus in fiscal 2007 has been on profit improvement and debt reduction, and we have shown notable success in both areas. Our focus in fiscal 2008 will be on continued profit improvement and debt reduction. The former will come from a combination of cost reductions, efficiency improvements and improved pricing, while the latter will be achieved through aggressive working capital management to reduce the operating cycle, including reduced leaf production in certain key origins to minimize inventory and investments.

We remain totally committed to our customer-focused strategy, and we are confident that this strategy, with our merger as its cornerstone, will position us to enhance our already strong customer relationships and allow us to grow with our customers. As such, we will continue to focus our attention and resources on those origins that are growing in market importance, on delivering outstanding customer service, exercising expense discipline, and above all, delivering the full benefits of the merger.

Operating Environment

Global

As previously stated, current trends remain toward a balance of supply and demand, though there are indications of increased demand for better quality burley tobaccos due to weather related crop shortfalls in certain African markets. We expect additional near term downward production adjustments to be made in the South American markets in response to the higher than anticipated current yields, achieved this crop cycle. Currency pressures remain a concern in most of the tobacco supply markets while crop yield and quality issues impacted by uncertain climatological conditions remain a challenge in many of the offshore markets. Continued attention to market fundamentals, particularly to responsible growing practices, quality product, service and valued delivery remain a core focus for the Company as we deal with these factors.

South America

We consider this region to be a key area in tobacco leaf production with Brazil as our largest source country in terms of volume and revenue. The Brazil 2006 crop marketed during fiscal 2007 was of poor quality due to adverse weather related growing conditions which resulted in higher levels of uncommitted inventory remaining at March 31, 2007 and related market valuation adjustments and a higher provision for grower bad debt. The continued appreciation of the Brazilian real has increased costs by approximately 20% again this year. While sales prices for the 2006 crop increased, they do not offset the higher costs of both the 2005 and 2006 crops. The 2007 crop is a better quality crop but it will be impacted by the continuing currency appreciation as well. We are evaluating various alternatives to mitigate these cost increases. In fiscal 2007, we reached an agreement with the government of Rio Grande do Sul, the state in which our subsidiaries operate in Brazil in which we recovered a substantial amount of trade taxes that had been recorded as costs in fiscal 2006. These taxes are not a cost component in fiscal 2007. Argentina remained a stable operating environment even though margins were negatively impacted by inflation.

Asia

The Asian region experienced several operating challenges this year. All areas experienced diminished volumes but increased domestic demand. The increased demand resulted in higher prices which were also impacted by strong local currencies. However, these challenges also provided opportunities including increased oriental trading volumes, new processing arrangements and increased processing volumes in Indonesia. As a whole, the importance of the Asian region continues to increase as a supply source for our global customers particularly as they expand their cigarette manufacturing operations into the region. In Indonesia, Thailand and India, we purchase and process tobacco through our own or joint venture operations. In other areas of Asia, we supervise the purchase and processing of tobacco in conjunction with operations owned by governmental and other third parties. We continue to expand the scope of our operations as the demand for Asian origin leaf continues to rise. Increased oriental crop sizes in China, India and Thailand coupled with a new crop development project in Indonesia are expected to act as key drivers for future growth in the Asian region.

Operating Environment: *(Continued)*

North America

The post-quota buyout era continues to evolve in the U.S. market and it is now virtually 100% direct contract purchasing as the traditional auction system has all but disappeared. Tobacco production continues to be concentrated in the traditional growing areas even though controls on volume, location and support price have been removed. The market remains substantially limited to domestic customers, as traditional foreign buyers have significantly reduced or eliminated U.S. grown leaf tobaccos from their product blends. As a result, our U.S. operations are increasingly focused on providing processing services to domestic manufacturers and providing value added products and services as manufacturers outsource segments of their business. Our Canadian and Guatemalan operations continue to contribute to the region's profitability.

Africa

Over the last three seasons, low yields in burley and dark-fired tobaccos across the region have resulted in reduced volumes. As a result, the African markets have opened with strong demand for burley and dark-fired tobaccos. Customer demand is strong for African flue-cured tobacco for its quality as well as a solution for customer dependency on other origins. Customer support remains strong throughout the region despite the affect on the business climate of political campaigning for presidential or local government elections around the region. Poverty, HIV, malaria and malnutrition are the main targets for eradication and are invariably linked to grower returns for agricultural products, particularly tobacco. In April 2007, we signed an agreement to sell one of our two factories in Malawi in early 2008. We anticipate that such sale, if consummated, will serve to futher streamline our African operations and provide increased efficiencies and cost reductions.

Europe

In the EU flue-cured and burley markets, the reform to the Common Agricultural Policy (CAP) support for tobacco has effected subsidy payments to growers. As a result, we sold our operations in Spain and closed our processing facility in Greece. We believe there could be further material reductions in tobaccos grown in Western Europe and we continue to evaluate our position in these markets. However, we will remain active in the EU flue-cured and burley markets as required to satisfy our customer requirements. We believe that Turkey continues to be the most important oriental tobacco market. Due to adverse growing conditions experienced in 2006, the oriental crops grown primarily in the Balkan areas, which are in the process of being purchased, have been reduced. However, with renewed interest from farmers and customers, we anticipate a return to reasonable volumes in the coming season. Oriental crop sizes are in alignment with demand and government-held stocks, in Turkey and in Bulgaria, are declining. Opportunities within our operations in the semi-oriental market continue to contribute to the development of the region and serve our customers. We believe we have a strong presence in all the important oriental and semi-oriental markets. Our European operations are continuously evaluated in order to achieve improved efficiencies and cost reductions.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Results of Operations

Condensed Consolidated Statement of Operations

	Twelve Months Ended March 31,						
		Change			Change		
(in millions)	2007	$	%	2006 (1)	$	%	2005 (1)
Sales and other operating revenues	$1,979.1	$(133.6)	(6.3)	$2,112.7	$ 812.6	62.5	$1,300.1
Gross profit	295.7	71.0	31.6	224.7	30.1	15.5	194.6
Selling, administrative and general expenses	158.3	(5.8)	(3.5)	164.1	39.7	31.9	124.4
Other income	6.1	3.6		2.5	(2.8)		5.3
Goodwill Impairment	-	(256.9)		256.9	256.9		-
Restructuring and asset impairment charges	29.8	(55.6)		85.4	82.6		2.8
Debt retirement expense	3.9	(62.6)		66.5	66.5		-
Interest expense	105.6	(3.0)		108.6	55.8		52.8
Interest income	8.6	1.5		7.1	2.7		4.4
Derivative financial instruments income	0.3	(4.8)		5.1	(8.0)		13.1
Income tax expense (benefit)	16.1	33.6		(17.5)	(30.6)		13.1
Equity in net income of investee companies	1.0	-		1.0	0.9		0.1
Minority interests (income)	0.7	0.9		(0.2)	(0.1)		(0.1)
Loss from discontinued operations	(18.7)	5.4		(24.1)	(12.9)		(11.2)
Cumulative effect of accounting changes, net of income tax	(0.3)	(0.3)		-	-		-
Net income (loss)	$ (21.6)*	$ 425.8		$ (447.4)*	$ (460.7)*		$ 13.3

* Amounts do not equal column totals due to rounding.

Sales and Other Operating Revenue Supplemental Information

	Twelve Months Ended March 31,						
		Change			Change		
(in millions, except per kilo amounts)	2007	$	%	2006 (1)	$	%	2005 (1)
Tobacco sales and other operating revenues:							
Sales and other operating revenues	$ 1,909.3	$ (147.8)	(7.2)	$2,057.1	$ 789.3	62.3	$1,267.8
Kilos	584.9	(80.5)	(12.1)	665.4	255.1	62.2	410.3
Average price per kilo	$ 3.26	$ 0.17	5.5	$ 3.09	$ 0.00	0.0	$ 3.09
Processing and other revenues	69.8	14.2	25.5	55.6	23.3	72.1	32.3
Total sales and other operating revenues	$ 1,979.1	$ (133.6)	(6.3)	$2,112.7	$ 812.6	62.5	$1,300.1

(1) The merger of DIMON and Standard was completed May 13, 2005, which was during the first quarter of fiscal 2006. As a result, total revenues and expenses for the twelve months ended March 31, 2006 exclude Standard's results from April 1to May 13, 2005. Total revenues and expenses for the twelve months ended March 31, 2005 are DIMON only.

For the fiscal year ended March 31, 2006, functional and operational integration activities made differentiation between former DIMON and former Standard results difficult which impairs the comparability of fiscal years 2006 and 2005 results.

Results of Operations *(Continued)*

Comparison of the Year Ended March 31, 2007 to the Year Ended March 31, 2006

Sales and other operating revenues. The decrease of 6.3% from $2,112.7 million in 2006 to $1,979.1 million in 2007 is the result of a 12.1% or 80.5 million kilo decrease in quantities sold, offset by a 5.5% or $0.17 per kilo increase in average sales prices and a 25.5% or $14.2 million increase in processing and other revenues.

South America region. Tobacco revenues decreased $34.5 million, reflecting a 37.1 million kilo decrease in quantities sold versus the prior year primarily related to the timing of 2005 shipments that had been delayed to 2006 and a decrease in demand primarily resulting from the quality of the 2006 crop. This was offset by a $0.36 per kilo increase in average sales prices, attributable primarily to the increased costs of the 2006 crop.

Other regions. Tobacco revenues decreased $113.3 million due to a 43.4 million kilo decrease in quantities sold, partially offset by a $0.06 per kilo increase in average sales prices. The decrease in volume resulted primarily from prior year opportunistic sales in the oriental market as well as the exit from certain European markets during 2007. The decrease in volume also reflected diminished prior year low margin sales from Thailand and China, and the delay of U.S. shipments into fiscal year 2008. The increase in average sales prices resulted from the product mix in Asian origin sales as well as higher costs of 2006 Asian crops. Other region processing and other revenues increased $14.2 million primarily related to greater quantities of U.S. customer-owned tobacco processed.

Gross profit as a percentage of sales. The $71.0 million increase in gross profit, or 31.6%, from $224.7 million in 2006 to $295.7 million in 2007, as well as the gross profit percentage increased from 10.6% in 2006 to 14.9% in 2007, is primarily attributable to two factors:

First, gross profit in the South American region increased approximately $63.5 million. As disclosed in the quarterly and annual reports for the fiscal year ended March 31, 2006, gross profit in Brazil was negatively impacted by the poor quality of the 2005 crop, the strength of the local currency against the U.S. dollar on prices paid to growers and related processing costs, and increased costs from the absorption of local intrastate trade taxes from a change in local laws. In the first quarter of 2007 we entered into an agreement with the government of Rio Grande do Sul allowing us to transfer accumulated intrastate trade tax credits related to the 2005 crop. As a result, intrastate trade taxes related to the 2005 crop of $19.2 million previously recorded as cost of goods and services sold in fiscal 2006 were reversed during the current year. The impact of this agreement in the current year coupled with 2006 crop sales price increases resulted in an increase in gross profit when comparing 2007 with 2006. Partially offsetting the impact of the items noted above which increased the gross profit in the South American region during 2007, was the quality of the 2006 crop and decreased demand. While the 2006 Brazilian crop had been expected to be of average quality, weather related growing conditions in the latter part of the season significantly impacted quality and demand declined. As a result, we increased the provision for grower bad debt, impacting the current year gross profit by $8.3 million compared to the prior year, as well as future quarters relative to 2006 crop sales.

Second, as required by SFAS No. 141, we adjusted Standard's inventory to its fair value less selling costs. These purchase accounting adjustments impacting gross profit on sales of inventory acquired in the merger were reduced by $16.6 million from $18.0 million in 2006 compared to $1.4 million in 2007, primarily in the Other Regions reportable segment. There will be no further impact on gross profit related to purchase accounting adjustments resulting from the merger. This cost reduction was partially offset by a $6.9 million increase in the tobacco market valuation adjustment recorded in 2007 compared to 2006 that was primarily in the South America reportable segment as a result of poor quality crops.

Selling, administrative and general expenses decreased $5.8 million or 3.5% from $164.1 million in 2006 to $158.3 million in 2007. The decrease is primarily due to the deconsolidation of Zimbabwe and a significant reduction in merger and integration related travel expenses.

Other income increased $3.6 million from $2.5 million in 2006 to $6.1 million in 2007. The increase is primarily attributable to the recovery of receivable previously written off and increased gains on fixed asset sales.

Goodwill impairment is tested for each reporting unit annually as of the first day of the last quarter of the fiscal year and whenever events or circumstances indicate that impairment may have occurred. In 2007, there were no indications of impairment. Based on the impairment analysis in 2006, we recorded a total goodwill impairment charge of $256.9 million during the fourth quarter related to the reporting units of North America (75.7 million) and South America (181.2 million). See Note E "Goodwill and Other Intangibles" to the "Notes to Consolidated Financial Statements" for further information.

Results of Operations *(Continued)*

Comparison of the Year Ended March 31, 2007 to the Year Ended March 31, 2006 *(Continued)*

Restructuring and asset impairment charges were $29.8 million in 2007 compared to $85.4 million in 2006. At March 31, 2006, in accordance with ARB 51, we deconsolidated our Zimbabwe operations. A non-cash impairment charge of $47.9 million was recorded in 2006 to adjust the investment in those operations to estimated fair value. In 2007, an additional non-cash impairment charge of $13.2 million was recorded to write down our Zimbabwe investment to zero. Neither of these charges was deductible for income tax purposes. Other impairment charges in 2006 relate to $22.2 million for employee severance and other integration charges related to the merger and $15.3 million for asset impairments primarily related to the decision to sell the dark air-cured tobacco business, including intangibles of the Indonesian dark air-cured operation. Other impairment charges in 2007 relate to $6.7 million for asset impairments in Greece, Thailand and Turkey, primarily machinery and equipment, and $9.9 million for employee severance and other integration related charges as a result of the merger. See Note D "Restructuring and Assets Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information.

Debt retirement expense of $3.9 million in 2007 relates to one time costs of refinancing our senior secured credit facility. Debt retirement expense of $66.5 million in 2006 relates to one time costs of retiring DIMON debt as a result of the merger. These costs include tender premiums paid for the redemption of senior notes and convertible subordinated debentures, the expense recognition of debt issuance costs associated with former DIMON debt instruments, termination of certain interest rate swap agreements and other related costs.

Interest expense decreased $3.0 million from $108.6 million in 2006 to $105.6 million in 2007 due to lower average borrowings offset by higher average rates.

Interest income increased $1.5 million from $7.1 million in 2006 to $8.6 million in 2007 primarily due to the interest income received from the release of Brazilian PIS/Cofins escrow deposits during the fourth quarter of fiscal 2007.

Derivative financial instruments resulted in a benefit of $0.3 million in 2007 and $5.1 million in 2006. These items are derived from changes in the fair value of non-qualifying interest rate swap agreements.

Effective tax rates were an expense of 122.7% in 2007 and a benefit of 4.0% in 2006. Effective tax rates are largely determined by the distribution of taxable income among various taxing jurisdictions as well as management's judgment on the ability to realize the tax benefits of deferred tax assets. The significant unfavorable variance from the statutory rate in 2007 is primarily due to the inability to recognize the benefit of losses in certain jurisdictions and the additional income tax accrual for the tax audit in Germany. See Note P "Contingencies and Other Information" to the "Notes to Consolidated Financial Statements" for further information. The effective rate was favorably impacted as a result of the reduction in tax rates in Turkey and a reduction in valuation allowance related to U.S. foreign tax credit carryovers. The difference from the statutory rate in 2006 is primarily due to significant goodwill impairment charges for which no tax benefit is realized. See Note L "Income Taxes" to the "Notes to Consolidated Financial Statements" for further information.

Losses from discontinued operations were $18.7 million in 2007 and $24.1 million in 2006. The decrease of $5.4 million is due to a $12.0 million assessment in 2006 related to an administrative investigation into tobacco buying and selling practices within the leaf tobacco industry in Italy by the Directorate General for Competition. Also included in the decrease is reduced losses of $2.7 million from our non-tobacco, Italian and Mozambique tobacco operations as well as our wool operations. Substantially offsetting this decrease is $9.3 million in charges in 2007 related to finalizing our exit from the Italian market. See Note C "Discontinued Operations" to the "Notes to Consolidated Financial Statements" for further information.

Results of Operations *(Continued)*

Comparison of the Year Ended March 31, 2006 to the Year Ended March 31, 2005

The merger of DIMON and Standard was completed during the first quarter of 2006. Total revenues and expenses for the fiscal year ended March 31, 2006, which includes Standard's results since May 13, 2005 and DIMON's results for the full fiscal year, increased significantly when compared to prior fiscal years as prior fiscal years include only the results of DIMON.

For the fiscal year ended March 31, 2006, functional and operational integration activities made differentiation between former DIMON and former Standard results difficult which impairs the comparability of fiscal years 2006 and 2005 results.

Sales and other operating revenues. The increase of 62.5% from $1,300.1 million in 2005 to $2,112.7 million in 2006 is primarily the result of the addition of Standard revenues. The increase is a result of a 62.2% or 255.1 million kilo increase in quantities sold and a 72.1% or $23.3 million increase in processing and other revenues. Average sales prices remained constant overall.

South America region. Tobacco revenues increased $291.6 million, reflecting a 92.3 million kilo increase in quantities sold and a $0.09 per kilo increase in average sales prices. The increase in the South America region is primarily a result of the inclusion of Standard revenues.

Other regions. Tobacco revenues increased $497.7 million due to a 162.7 million kilo increase in quantities sold, partially offset by a $0.06 per kilo decrease in average sales prices. The inclusion of Standard revenues significantly increased revenues in the origins of Turkey, Malawi and the United States. While volumes increased in the United States, average sales prices per kilo decreased $0.34 per kilo as a result of including Standard's lower priced cut rag and crushed rolled expanded stem products in 2006. Average sales prices in Zimbabwe decreased $1.09 per kilo as a result of the continued decline in the economic and political situation even though volumes increased as a result of direct contract buying. Other region processing and other revenues increased $23.3 million primarily related to greater quantities of U.S. customer-owned tobacco processed as a result of the merger.

Gross profit as a percentage of sales. The $30.1 million increase in gross profit, or 15.5%, from $194.6 million in 2005 to $224.7 million in 2006, as well as the gross profit percentage decrease from 15.0% in 2005 to 10.6% in 2006 is primarily attributable to two factors:

First, while the inclusion of Standard sales contributed significantly to operating results, gross profit on these sales was reduced by $18.0 million as a result of non-cash purchase accounting adjustments required to record inventory in the Standard acquisition at fair value.

Second, a significant decline in gross profit and gross profit percentage in the South America region also negatively impacted the fiscal 2006 results. The Brazil crop marketed during fiscal 2006 was of a poor quality due to adverse weather related growing conditions. The result, under contract farming, was that certain tobaccos purchased did not meet customer quality requirements. The 2005 crop costs in Brazil increased approximately 20% due to a combination of the effect of the relative strength of the local currency against the U.S. dollar on prices paid to growers for leaf and related processing and conversion costs, coupled with the absorption of local intrastate trade taxes resulting from a change in local laws. Gross profit was negatively impacted as sales price increases were insufficient to cover these cost escalations. These factors will continue to affect operating results in the South America region in future quarters when the remainder of the 2005 crop is sold.

Selling, administrative and general expenses increased $39.7 million or 31.9% from $124.4 million in 2005 to $164.1 million in 2006. The increase is primarily due to the additional expenses of Standard as a result of the merger. Expenses were further increased by the impact of expenses denominated in foreign currencies, primarily a greater than 20% increase in the Brazilian real.

Other income of $2.5 million in 2006 relates primarily to fixed asset sales of $0.9 million and the recovery of $1.6 million of an Iraqi debt previously written off. Other income of $5.3 million in 2005 relates primarily to fixed asset sales and insurance recoveries.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Results of Operations *(Continued)*

Comparison of the Year Ended March 31, 2006 to the Year Ended March 31, 2005 *(Continued)*

Goodwill impairment is tested for each reporting unit annually as of the first day of the last quarter of the fiscal year and whenever events or circumstances indicate that impairment may have occurred. The testing is based on a discounted cash flow approach for each reporting unit to determine fair value (Step 1). When a possible impairment for a reporting unit is indicated, the implied fair value of goodwill is tested by comparing the carrying amount of the net assets of the reporting unit excluding goodwill to the total fair value (Step 2). The fair value of the reporting unit is estimated using the expected present value of future cash flows. As a result of certain reporting units failing Step 1, we completed Step 2 to measure the impairment loss, if any. Based on this analysis we recorded a total goodwill impairment charge of $256.9 million during the fourth quarter of fiscal 2006 related to the reporting units of North America and South America. Of the total goodwill impairment charge, $75.7 million related to North America. Prior to the merger with Standard, no goodwill was previously allocated to the former DIMON operating segment in North America. As a result of declines in the U.S. market share due to unanticipated decreased customer demand and reduced crop size, indicators of impairment were present. Accordingly, Step 2 testing was required resulting in the related goodwill impairment charge. Of the total goodwill impairment charge, $181.2 million related to South America. Prior to the merger, all previous goodwill of $151.8 million was allocated to the South America operating region. Merger related goodwill of $29.4 million was allocated to South America. As stated above management completed the annual impairment test for each of the preceding years without any impairment. There are several changes in the South America region that have significantly impacted operations in 2006. First is the impact of the absorption of local intrastate trade taxes resulting from a change in local laws. Second is the effect of the strong local currency on prices paid to growers and related tobacco conversion costs. Third is the impact of the poor quality of the 2005 crop. These factors negatively impacted the operating segment's future cash flow projections. Some of these factors are expected to continue to affect cash flow projections. Accordingly, Step 2 was required and the related impairment charge was recorded. See Note E "Goodwill and Other Intangibles" to the "Notes to Consolidated Financial Statements" for further information.

Restructuring and asset impairment charges were $85.4 million in fiscal 2006 compared to $2.8 million in 2005. The South America segment was $2.4 million and the other segments were $83.0 million. In accordance with ARB 51, when a parent does not have control of a subsidiary due to severe foreign exchange restrictions or other governmental imposed uncertainties, the subsidiary should be deconsolidated. As a result, the Company deconsolidated its Zimbabwe operations at March 31, 2006 and recorded a non-cash impairment charge of $47.9 million to adjust the investment in those operations to estimated fair value. No income tax benefit was recognized on the charge. The investment is now accounted for using the cost method and is reported on the balance sheet in Cost Method Investments. Business operations in Zimbabwe were not impacted by the financial reporting change or the non-cash charge, and the Company intends to continue its operations there. In 2006, assets impairment of $15.3 million and $22.2 million of employee severance and other integration charges related to merger. In 2006 we recorded asset impairment charges of $1.2 million, $12.5 million and $1.6 million in connection with the decision to close the Spanish operations, sell the dark air-cured tobacco business and other, respectively. See Note D "Restructuring and Assets Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information.

Debt retirement expense of $66.5 million relates to one time costs of retiring DIMON debt as a result of the merger. These costs include tender premiums of $42.3 million paid for the redemption of senior notes and convertible subordinated debentures, the non-cash expense recognition of $18.4 million of debt issuance costs associated with former DIMON debt instruments and $5.8 million related to the termination of certain interest rate swap agreements and other related costs.

Interest expense increased $55.8 million from $52.8 million in 2005 to $108.6 million in 2006 of which, $27.6 million was due to higher average borrowings of the combined company reflected in the post-merger capital structure and $28.2 million resulted from higher average interest rates.

Interest income increased $2.7 million from $4.4 million in 2005 to $7.1 million in 2006 primarily due to higher interest rates and average cash balances in the United States, United Kingdom and Zimbabwe.

Derivative financial instruments resulted in a benefit of $5.1 million in 2006 and $13.1 million in 2005. These items are derived from changes in the fair value of non-qualifying interest rate swap agreements. See Note F "Derivative and Other Financial Instruments" to the "Notes to Consolidated Financial Statements" for further information.

Comparison of the Year Ended March 31, 2006 to the Year Ended March 31, 2005 *(Continued)*

Effective tax rates were a benefit of 4.0% in 2006 and an expense of 35.1% in 2005. The rates are based on the current estimate of full year results except for any taxes related to specific events which are recorded in the interim period in which they occur. The tax rate in 2006 was adversely affected by goodwill and other asset impairment charges for which no tax benefit is realized. During the fiscal year ended March 31, 2006, adjustments of $29.0 million related to deferred tax asset valuation allowance adjustments were recorded as specific events. The net effect on the 2006 tax provision was to decrease the effective tax rate from a benefit of 10.5% to 4.0%.

Losses from discontinued operations were $24.1 million in 2006 and $11.2 million in 2005. The increase of $12.9 million is primarily due to a $12.0 million assessment related to an administrative investigation into tobacco buying and selling practices within the leaf tobacco industry in Italy by the Directorate General for Competition. The remainder is attributable to the discontinuation of operations in Italy and Mozambique of the combined company, the wool operations of former Standard and non-tobacco operations of former DIMON. The decision to discontinue operations in Mozambique in 2006 was due to our loss of concession to promote tobacco production in the Chifunde district of Mozambique. Without the Chifunde district it was not in our economic interest to continue operations in Mozambique. Non-tobacco operations of former DIMON were acquired in 2004. This was a developmental enterprise and neither emerging markets nor production expectations met our expectations. The non-tobacco operation was sold in April 2006 after the conclusion of our March 31 fiscal year end. See Note C "Discontinued Operations" to the "Notes to Consolidated Financial Statements" for further information.

Liquidity and Capital Resources

Overview

Purchasing, processing and selling activities of our business are seasonal. Our need for capital fluctuates with corresponding peaks and our associated outstanding indebtedness may be significantly greater or less as a result. Historically we have needed capital in excess of cash flow from operations to finance accounts receivable, inventory and advances to farmers for pre-financing tobacco crops in foreign countries, including Argentina, Brazil, Guatemala, Malawi, Tanzania, Turkey and Zambia. Our long-term borrowings consist of senior and subordinated notes as well as senior secured revolving and term credit facilities. We also have short-term lines of credit available with a number of banks to provide needed working capital during the seasonal peaks of our business.

Over the last twelve months and in line with one of management's stated areas of focus, we have reduced debt, net of cash, by $215.8 million from $1,046.5 million as of March 31, 2006 to $830.7 million as of March 31, 2007. Improved working capital management, as well as both excess cash flow from operations and non-core asset sale proceeds, were the significant debt reduction drivers. From time to time in the future, we may elect to purchase, redeem, repay, retire or cancel indebtedness prior to stated maturity under our senior secured credit agreement or indentures, as permitted therein.

On March 30, 2007, we refinanced our existing $650.0 million Senior Secured Credit Facility with a new $385.0 million Senior Secured Credit facility comprised of a three and one half year $240.0 million revolving facility and a four year $145.0 million Term Loan B, as well as on March 7, 2007, the issuance of $150.0 million of 8.5% Senior Notes due May 15, 2012 and issued at a discounted price of 99.507 with a yield to maturity of 8.625%. Following the fiscal year end, on May 4, 2007, we made an optional $50.0 million prepayment on our $145.0 million Term Loan B with excess cash flow from operations reducing it to $95.0 million. Also, subsequent to the fiscal year end, on May 25, 2007, we increased the revolver commitment from $240.0 million to $250.0 million as permitted under the credit agreement.

Liquidity and Capital Resources *(Continued)*

***Overview** (Continued)*

At March 31, 2007, we had $80.3 million in cash on our balance sheet, no borrowings under our $240.0 million revolving credit facility with $240.0 million available and $179.1 million outstanding under foreign lines with $275.5 million available under those lines and $22.5 million of other debt for a total of $618.3 million of debt availability and cash on hand around the world, excluding $17.8 million in issued but unfunded letters of credit with $12.8 million of letters of credit available. Another source of liquidity as of March 31, 2007 was $30.7 million funded under our $55.0 million receivable sale program. Additionally, customers pre-financed purchases of $125.4 million and it should be noted that we hold substantial amounts of inventories that are committed to them. To the extent that these customers do not provide advance funding, we must provide financing for such inventories. Should customers pre-finance less in the future for committed inventories this action could negatively affect our short-term liquidity. At March 31, 2007, we had no material capital expenditure commitments. We believe that these sources of funds will be sufficient to fund our anticipated needs for fiscal year 2008. No cash dividends were paid to stockholders during the twelve months ended March 31, 2007. See Note G "Short-term Borrowing Arrangements" and Note R "Sale of Receivables" to the "Notes to Consolidated Financial Statements" for further information.

Seasonal liquidity beyond cash flow from operations is provided by our revolving credit facility, seasonal working capital lines throughout the world, advances from customers and sale of accounts receivable. As of March 31, 2007, we are in our working capital build and nearing our high point in seasonally adjusted working capital borrowing. Borrowings related to South America are approaching full utilization as tobacco from the most recent crop is being purchased and processed while the peak tobacco sales season for South America is at its beginning stages. Africa is also in the middle of its buying, processing and selling season and is utilizing working capital funding as well. North America and Europe are still selling and planning for the next crop that is now being grown.

Working Capital

Our working capital decreased from $538.9 million at March 31, 2006 to $531.9 million at March 31, 2007. Our current ratio was 1.9 to 1 at March 31, 2007 compared to 1.6 to 1 at March 31, 2006. The decrease in working capital is primarily related to decreased inventories and advances on purchases of tobacco partially offset by the corresponding decrease in notes payable to banks.

The following table is a summary of items from the Condensed Consolidated Balance Sheet and Condensed Consolidated Statements of Cash Flows.

	As of March 31,						
		Change			Change		
(in millions except for current ratio)	2007	$	%	2006	$	%	2005
Cash and cash equivalents	$ 80.3	$ 54.3	208.7	$ 26.0	(3.1)	(10.7)	$ 29.1
Net trade receivables	217.8	(103.1)	(32.1)	320.9	101.6	46.3	219.3
Inventories and advances on purchases of tobacco	730.3	(145.0)	(16.6)	875.3	311.3	55.2	564.0
Total current assets	1,131.6	(236.6)	(17.3)	1,368.2	493.5	56.4	874.7
Notes payable to banks	179.1	(120.8)	(40.3)	299.9	87.9	41.5	212.0
Accounts payable	188.0	12.1	6.9	175.9	86.1	95.9	89.8
Advances from customers	125.4	(101.0)	(44.6)	226.4	177.0	358.3	49.4
Total current liabilities	599.7	(229.6)	(27.7)	829.3	427.7	106.5	401.6
Current ratio	1.9 to 1			1.6 to 1			2.2 to 1
Working capital	531.9	(7.0)	(1.3)	538.9	65.8	13.9	473.1
Total long term debt	726.6	(17.9)	(2.4)	744.5	258.1	53.1	486.4
Stockholders' equity	225.5	11.3	5.3	214.2	(200.1)	(48.3)	414.3
Net cash provided (used) by:							
Operating activities	187.5	95.1		92.4	86.0		6.4
Investing activities	44.3	1.0		43.3	57.5		(14.2)
Financing activities	(179.1)	(55.4)		(123.7)	(142.7)		19.0

Liquidity and Capital Resources *(Continued)*

Operating Cash Flows

Net cash provided by operating activities increased $95.1 million in 2007 compared to 2006 which increased $86.0 million compared to 2005. The increase in cash provided in 2007 is primarily due to significantly improved results of operations in 2007 compared to 2006. Decreases in accounts receivable and inventories and advances on purchases of tobacco were offset by a corresponding decrease in advances from customers. Decreases in accounts payable and accrued expenses were substantially offset by the change in deferred items. The increase in cash provided in 2006 compared to 2005 is primarily related to the increased operating cash flows associated with the acquisition of Standard.

Investing Cash Flows

Net cash provided by investing activities increased $1.0 million in 2007 compared to 2006 which increased $57.5 million compared to 2005. The increase in cash provided in 2007 compared to 2006 is primarily a result of the surrender of life insurance policies, increased proceeds from the sale of fixed assets identified as part of the merger process to be redundant and the return of capital from our Zimbabwe operation offset by the cash acquired in the prior year as a result of the purchase and merger of Standard into Alliance One. The increase in cash provided in 2006 compared to 2005 is primarily due to the cash acquired as a result of the merger and increased proceeds from the sale of fixed assets identified as part of the merger process to be redundant.

Financing Cash Flows

Net cash used by financing activities increased $55.4 million in 2007 compared to 2006 which increased $142.8 million compared to 2005. The increase in cash used in 2007 compared to 2006 is primarily due to lower net proceeds from borrowings in 2007 as a result of the new debt arrangements entered into in the prior year as a result of the merger. The increase in cash used in 2006 compared to 2005 is primarily due to the payoff in 2006 of the former DIMON debt arrangements as a result of the merger which were substantially offset by the proceeds from the new debt arrangements of Alliance One.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Liquidity and Capital Resources *(Continued)*

The following table summarizes our debt financing as of March 31, 2007:

	Outstanding March 31,		March 31, 2007			Repayment Schedule by Fiscal Year (5)			
	2006	2007	Lines and Letters Available	Interest Rate		2008	2009	2010	Later
Senior secured credit facility:									
Revolver (1)	$ -	$ -	$240.0						
Term loan A	142.5	-	-			$ -	$ -	$ -	$ -
Term loan B	198.0	145.0	-	9.5%		1.5	1.5	1.4	140.6
	340.5	145.0	240.0			1.5	1.5	1.4	140.6
Senior notes:									
11% senior notes due 2012	315.0	315.0	-	11.0%		-	-	-	315.0
8 ½% notes due 2012	-	149.3	-	8.5%		(.1)	(.1)	(.1)	149.6
Other (2)	10.2	10.2	-			-	-	-	10.2
	325.2	474.5	-			(.1)	(.1)	(.1)	474.8
12 ¾% senior subordinated note due 2012	90.7	91.6	-	12.8%		(1.0)	(1.2)	(1.4)	95.2
Other long-term debt	16.2	20.8	22.5	11.2%	(3)	4.8	12.8	1.9	1.3
Notes payable to banks (4)	299.9	179.1	275.5	6.3%	(3)	-	-	-	-
Total debt	$1,072.5	$911.0	538.0			$5.2	$13.0	$1.8	$711.9
Short term	$ 299.9	$179.1							
Long term:									
Long term debt current (5)	$ 28.1	$ 5.2							
Long term debt (5)	744.5	726.7							
	$ 772.6	$731.9							
Letters of credit	$ 30.1	$ 17.8	12.8						
Total credit available			$550.8						

(1) Revolver available balance does not reflect the $10.0 million increase effective May 25, 2007

(2) Balance consists of legacy DIMON and Standard Senior Notes with balances and maturities as follows:

$ 3.5	9 5/8% Senior Notes due 2011
0.4	7 3/4% Senior Notes due 2013
6.3	8% Senior Notes due 2012
$10.2	

(3) Weighted average rate for the year ended March 31, 2007

(4) Primarily foreign seasonal lines of credit

(5) Debt classification and repayment are based on a next twelve months basis and does not reflect the additional $50.0 million paydown on term loan B made after the fiscal year end.

Liquidity and Capital Resources *(Continued)*

The following summarizes the material terms of each significant component of our debt financing.

Senior Secured Credit Facility

On March 30, 2007, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement"), with a syndicate of banks that amends and restates the Company's prior credit agreement and provides for a senior secured credit facility (the "Credit Facility") that consists of:

- a three and one-half year $240.0 million revolver (subsequently increased to $250.0 million) (the "Revolver") which initially accrues interest at a rate of LIBOR plus 2.75%; and
- a four-year $145.0 million term loan B (subsequently reduced to $95.0 million) (the "Term Loan B") which accrues interest at a rate of LIBOR plus 2.25%.

The interest rate for the Revolver may increase or decrease according to a consolidated interest coverage ratio pricing matrix as defined in the Credit Agreement. Effective May 25, 2007, the Company increased the Revolver by $10.0 million to $250.0 million by adding additional Lenders thereto.

Borrowers and Guarantors. One of our primary foreign holding companies, Intabex Netherlands B.V. ("Intabex"), is co-borrower under the Revolver, and our portion of the borrowings under the Revolver is limited to $150.0 million outstanding at any one time. Intabex is the sole borrower under the Term Loan B. One of our primary foreign trading companies, Alliance One International AG ("AOIAG"), is a guarantor of Intabex's obligations under the Credit Agreement. Such obligations are also currently guaranteed by us and must be guaranteed by any of our material direct or indirect domestic subsidiaries.

Collateral. Our borrowings under the senior secured credit facility are secured by a first priority pledge of:

- 100% of the capital stock of any material domestic subsidiaries;
- 65% of the capital stock of any material first tier foreign subsidiaries;
- U.S. accounts receivable and U.S. inventory owned by us or our material domestic subsidiaries (other than inventory the title of which has passed to a customer and inventory financed through customer advances); and
- Intercompany notes evidencing loans or advances we make to subsidiaries that are not guarantors.

In addition, Intabex's borrowings under the Credit Facility are secured by a pledge of 100% of the capital stock of Intabex, AOIAG, and certain of our and Intabex's material foreign subsidiaries.

Financial Covenants. The Credit Facility includes certain financial covenants and required financial ratios, including:

- a minimum consolidated interest coverage ratio of not less than 1.55 to 1.00;
- a maximum consolidated leverage ratio of not more than 6.25 to 1.00;
- a maximum consolidated total senior debt to borrowing base ratio of not more than 0.90 to 1.00; and
- a maximum amount of annual capital expenditures of $40.0 million during any fiscal year of the Company.

Certain of these financial covenants and required financial ratios adjust over time in accordance with schedules in the Credit Agreement.

The Credit Agreement also contains certain customary affirmative and negative covenants, including, without limitation, restrictions on additional indebtedness, guarantees, liens and asset sales.

We continuously monitor our compliance with these covenants and we are not in default as of, or for the quarter ended, March 31, 2007. On June 20, 2007, the Company entered into a Waiver and Consent to cure any potential defaults under the Credit Agreement. See Note S "Subsequent Events" to the "Notes to Consolidated Financial Statements" for further information. If we were in default and were unable to obtain the necessary amendments or waivers under our Credit Facility, the lenders under that facility have the right to accelerate the loans thereby demanding repayment in full and extinguishment of their commitment to lend. Certain defaults under the Credit Facility would result in a cross default under the indentures governing our senior notes and senior subordinated notes and could impair access to our seasonal operating lines of credit in local jurisdictions. A default under our Credit Facility would have a material adverse effect on our liquidity and financial condition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Liquidity and Capital Resources *(Continued)*

Senior Notes

On May 13, 2005, we issued $315.0 million of 11% senior notes due 2012 and on March 7, 2007 we issued $150.0 million of 8 ½% senior notes due 2012 at a 0.5% original issue discount to reflect an 8.6% yield to maturity. The indentures governing each of the 11% senior notes and the 8 ½% senior notes contain certain covenants that, among other things, limit our ability to incur additional indebtedness; issue preferred stock; merge, consolidate or dispose of substantially all of our assets; grant liens on our assets; pay dividends, redeem stock or make other distributions or restricted payments; repurchase or redeem capital stock or prepay subordinated debt; make certain investments; agree to restrictions on the payment of dividends to us by our subsidiaries; sell or otherwise dispose of assets, including equity interests of its subsidiaries; enter into transactions with our affiliates; and enter into certain sale and leaseback transactions.

Senior Subordinated Notes

On May 13, 2005, we issued $100.0 million of 12 3/4% senior subordinated notes due 2012 at a 10% original issue discount to reflect a 15% yield to maturity. The indenture governing the senior subordinated notes contains covenants substantially identical to those contained in the indentures governing the 11% senior notes and the 8 ½% senior notes.

Foreign Seasonal Lines of Credit

We have typically financed our non-U.S. operations with uncommitted unsecured short term seasonal lines of credit at the local level. These operating lines are seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans and demand repayment of loans at any time. These loans are typically renewed at the outset of each tobacco season. As of March 31, 2007, we had approximately $179.1 million drawn and outstanding on foreign seasonal lines totaling $485.2 million. Additionally against these lines there was $12.8 million available in unused letter of credit capacity with $17.8 million issued but unfunded.

Aggregate Contractual Obligations and Off-Balance Sheet Arrangements

We have summarized in the table below our contractual cash obligations and other commercial commitments as of March 31, 2007.

		Payments / Expirations by Period				
(in millions)	Total 2006	Total 2007	2008	Years 2009-2010	Years 2011-2012	After 2012
Long-Term Debt Obligations*	$ 1,169.6	$ 1,112.2	$ 81.4	$ 166.3	$ 278.3	$ 586.2
Capital Lease Obligations*	0.5	0.5	0.2	0.3	-	-
Operating Lease Obligations	19.1	26.4	5.7	8.5	3.8	8.4
Tobacco Purchase Obligations	646.9	567.0	516.0	51.0	-	-
Total Contractual Obligations and Other Commercial Commitments	$ 1,836.1	$ 1,706.1	$603.3	$ 226.1	$ 282.1	$ 594.6

* Long-Term Debt Obligations and Capital Lease Obligations include projected interest for both fixed and variable rate debt. We assume that there will be no drawings on the senior secured revolving credit facility in these calculations. The variable rate used in the projections is the rate that was being charged on our variable rate debt as of March 31, 2007. These calculations also assume that there is no refinancing of debt during any period. These calculations are on Long-Term Debt Obligations and Capital Lease Obligations only.

On September 27, 2006, the Company, entered into a revolving trade accounts receivable securitization agreement to sell receivables to a limited liability company ("LLC"). Under the agreement, the Company has assumed co-insurance equal to 10% of the value of receivables sold. Based on the closing balance of receivables sold to the LLC, this amount is equal to $3,128 as of March 31, 2007.

We do not have any other off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, as defined under the rules of SEC Release No. FR-67.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Liquidity and Capital Resources *(Continued)*

Aggregate Contractual Obligations and Off-Balance Sheet Arrangements *(Continued)*

Lease Obligations
We have both capital and operating leases. In accordance with accounting principles generally accepted in the United States, operating leases are not reflected in the accompanying Consolidated Balance Sheet. The operating leases are for land, buildings, automobiles and other equipment; the capital leases are primarily for production machinery and equipment. The capitalized lease obligations are payable through 2012. Operating assets that are of long-term and continuing benefit are generally purchased.

Tobacco Purchase Obligations
Tobacco purchase obligations result from contracts with growers, primarily in the United States, Brazil and Turkey, to buy either specified quantities of tobacco or the grower's total tobacco production. Amounts shown as tobacco purchase obligations are estimates based on projected purchase prices of the future crop tobacco. Payment of these obligations is net of our advances to these growers. Our tobacco purchase obligations do not exceed our projected requirements over the related terms and are in the normal course of business.

Planned Capital Expenditures
We have projected a total of $25.5 million in capital investments for our 2008 fiscal year. We forecast our capital expenditure needs for routine replacement of equipment as well as investment in assets that will add value to the customer or increase efficiency. Included in capital expenditures for 2008 are costs for the initial development and implementation of SAP, a global financial accounting and reporting system. This system will replace more than 50 systems we are currently using around the world. Implementation will be phased in during fiscal 2009 and fiscal 2010.

Tax and Repatriation Matters

We are subject to income tax laws in each of the countries in which we do business through wholly owned subsidiaries and through affiliates. We make a comprehensive review of the income tax requirements of each of our operations, file appropriate returns and make appropriate income tax planning analyses directed toward the minimization of our income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

We consider unremitted earnings of certain subsidiaries operating outside the United States to be invested indefinitely. No U.S. income taxes or foreign withholding taxes are provided on such permanently reinvested earnings, in accordance with APB No. 23,"Accounting for Income Taxes, Special Area." We regularly review the status of the accumulated earnings of each of our foreign subsidiaries and reassess this determination as part of our overall financing plans. Following this assessment, we provide deferred income taxes, net of any foreign tax credits, on any earnings that are determined to no longer be indefinitely invested. See Note L "Income Taxes" to the "Notes to Consolidated Financial Statements" for further information.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires the use of estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental disclosures including information about contingencies, risk and financial condition.

Critical Accounting Policies and Estimates *(Continued)*

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially yield materially different results under different assumptions or conditions. Given current facts and circumstances, we believe that our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Our selection and disclosure of our critical accounting policies and estimates has been reviewed with our Audit Committee. Following is a review of the more significant assumptions and estimates and the accounting policies and methods used in the preparation of our consolidated financial statements.

Inventories

Inventories are valued at the lower of cost or market. Inventories are reviewed and written down for changes in market value based on assumptions related to future demand and worldwide and local market conditions. If actual demand and market conditions vary from those projected by management, additional write-downs to lower of cost or market value may be required. Inventory write-downs for the years ended March 31, 2007 and 2006 were $14.6 million and $7.7 million, respectively. See Note A "Significant Accounting Policies - Inventories" to the "Notes to Consolidated Financial Statements" for further information.

Income Taxes

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. We believe that it is more likely than not that certain of these net operating loss and credit carryforwards may expire unused and, accordingly, have established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not the deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions and ongoing audits by federal, state and foreign tax authorities, which may result in proposed adjustments. We perform reviews of our income tax positions on a continuous basis and accrue for potential contingencies when we believe a liability is probable and can be reasonably estimated. Accruals for these contingencies are recorded based on an expectation as to the timing of when the contingency will be resolved. As events change or resolution occurs, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, new regulatory or judicial pronouncements, or other relevant events. See Note L "Income Taxes" and Note P "Contingencies and Other Information" to the "Notes to Consolidated Financial Statements" for additional details regarding certain of our tax contingencies.

Advances on Purchases of Tobacco and Guarantees of Brazilian Rural Credit Financing to Farmers

We provide agronomy services and seasonal crop advances of, or for, seed, fertilizer, and other supplies. These advances are short term in nature, are repaid upon delivery of tobacco to us, and are reported in advances on purchases of tobacco in the consolidated balance sheet. Primarily in Brazil and certain African countries, we have made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In addition, due to low crop yields and other factors, in some years individual farmers may not deliver sufficient volumes of tobacco to fully repay their seasonal advances, and we may extend repayment of those advances into future crop years. In Brazil, we also assist the farmer in obtaining government subsidized rural credit financing which is guaranteed by the company. Each reporting period, we must make assumptions as to the balances of farmer advances that may prove uncollectible. Based on these assumptions, we make estimates resulting in a valuation allowance for farmers' advances and accruals for obligations under rural credit financing guarantees.

Critical Accounting Policies and Estimates *(Continued)*

Property and Depreciation

Estimating the useful lives of property, plant and equipment requires management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates are made when appropriate. Property, plant and equipment are tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future cash flows. Impairment testing requires significant management judgment including estimating the future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques which would increase or decrease the impairment charge. During the years 2007, 2006 and 2005, the Company incurred charges of $19.9 million, $63.2 million and $0.7 million, respectively, related to the impairment of long-lived assets. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information.

When the Company determines that all of the criteria under SFAS No. 144 have been met to classify a component of a business as discontinued operations, its financial position is reported as assets and liabilities of discontinued operations and its results as discontinued operations. The Company has made such decisions concerning tobacco operations in Italy and Mozambique, a U.S. non-tobacco processing facility and former Standard's wool operations. These operations are reported as discontinued operations in our financial statements and have resulted in losses of $18.7 million, $24.1 million and $11.2 million in the years 2007, 2006 and 2005 respectively. See Note C "Discontinued Operations" to the "Notes to Consolidated Financial Statements" for further information.

Pensions and Postretirement Health Care and Life Insurance Benefits

The valuation of our pension and other postretirement health care and life insurance plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. In September 2005, the postretirement healthcare plan was capped resulting in a significant decrease in benefit cost. The significant assumptions used in the calculation of pension and postretirement obligations are:

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(Continued)*

Critical Accounting Policies and Estimates *(Continued)*

Pensions and Postretirement Health Care and Life Insurance Benefits *(Continued)*

Discount rate: The discount rate is based on investment yields available at the measurement date on high-quality fixed income obligations, such as those included in the Moody's Aa bond index.

Salary increase assumption: The salary increase assumption reflects our expectations with respect to long-term salary increases of our workforce. Historical pay increases, expectations for the future, and anticipated inflation and promotion rates are considered in developing this assumption.

Cash Balance Crediting Rate: Interest is credited on cash balance accounts based on the yield on one-year Treasury Constant Maturities plus 1%. The assumed crediting rate thus considers the discount rate, current treasury rates, current inflation rates, and expectations for the future.

Mortality Rates: Mortality rates are based on gender-distinct group annuity mortality (GAM) tables.

Expected return on plan assets: The expected return reflects asset allocations, investment strategy and our historical actual returns.

Termination and Retirement Rates: Termination and retirement rates are based on standard tables reflecting past experience and anticipated future experience under the plan. No early retirement rates are used since benefits provided are actuarially equivalent and there are not early retirement subsidies in the plan.

Health Care Cost Trends: Trends for future increases in medical costs are based on past experience as well as forecasts of long-term medical cost trends.

Management periodically reviews actual demographic experience as it compares to the actuarial assumptions. Changes in assumptions are made if there are significant deviations or if future expectations change significantly. Based upon anticipated changes in assumptions, pension and postretirement expense is expected to decrease by $3.6 million in the fiscal year ended March 31, 2008 as compared to March 31, 2007. We continually evaluate ways to better manage benefits and control costs. The cash contribution to our employee benefit plans in 2007 was $9.8 million and is expected to be $5.8 million in 2008.

The effect of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods. Changes in other assumptions and future investment returns could potentially have a material impact on our pension and postretirement expenses and related funding requirements.

The effect of a change in certain assumptions is shown below:

Change in Assumption (Pension Plans)	Estimated Change in Projected Benefit Obligation Increase (Decrease) (in 000's)	Estimated Change in Annual Expense Increase (Decrease) (in 000's)
1% increase in discount rate	$ (7,269)	$ (575)
1% decrease in discount rate	$ 8,535	$ 512
1% increase in salary increase assumption	$ 546	$ 190
1% decrease in salary increase assumption	$ (738)	$ (141)
1% increase in cash balance crediting rate	$ 1,239	$ 156
1% decrease in cash balance crediting rate	$ (1,104)	$ (132)
1% increase in rate of return on assets		$ (443)
1% decrease in rate of return on assets		$ 444

Critical Accounting Policies and Estimates *(Continued)*

Pensions and Postretirement Health Care and Life Insurance Benefits *(Continued)*

Changes in assumptions for other post retirement benefits are no longer applicable as the benefit is capped and no longer subject to inflation. See Note M "Employee Benefits" to the "Notes to Consolidated Financial Statements" for further information.

Goodwill and Other Intangible Assets

We test the carrying amount of goodwill for each operating segment annually as of the first day of the last quarter of our fiscal year and whenever events or circumstances indicate that impairment may have occurred. Impairment testing is performed in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Impairment testing is based on a discounted cash flow approach for each operating segment to determine fair value (Step 1). The determination of fair value requires significant management judgment including estimating future sales volumes, growth rates of selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. We also test the sensitivities of these fair value estimates to changes in our earnings growth rate and discount rate.

When a possible impairment for an operating segment is indicated, we estimate the implied fair value of goodwill by comparing the carrying amount of the net assets of the operating segment excluding goodwill to the total fair value (Step 2). The fair value of the reporting unit is estimated using the expected present value of future cash flows. During 2006 certain reporting units failed Step 1, we completed Step 2 to measure the impairment loss. Based on this analysis we recorded a total goodwill impairment charge of $256.9 million during the fourth quarter of fiscal 2006 related to the operating segments of North America and South America. See Note E "Goodwill and Other Intangibles" to the "Notes to Consolidated Financial Statements" for further information.

We have no intangible assets with indefinite useful lives. As of March 31, 2007 we have other intangible assets with a gross carrying amount of approximately $46.1 million and a net carrying amount of about $30.9 million. These intangibles are being amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its discounted future cash flows. We use judgment in assessing whether the carrying amount of our intangible assets is not expected to be recoverable over their estimated remaining useful lives. The factors considered are similar to those outlined in the goodwill impairment discussion above. See Note E "Goodwill and Other Intangible Assets" to the "Notes to Consolidated Financial Statements" for further information.

Other Estimates and Assumptions

Other management estimates and assumptions are routinely required in preparing our financial statements, including the determination of valuation allowances on accounts receivable, value-added tax credits in Brazil and the current year write-down of our Zimbabwe investment to zero. Changes in market and economic conditions, local tax laws, and other related factors are considered each reporting period, and adjustments to the accounts are made based on our best judgment.

Accounting Matters

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No 140." SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for the Company as of April 1, 2007. Prior to fiscal year 2007, we had no servicing obligations that would be subject to this guidance. In fiscal 2007, certain receivables were sold and under this arrangement, we retained an obligation to service the financial assets sold. Current levels of receivables sold have resulted in neither a servicing asset or liability as the cost of servicing approximates the servicing revenue. Therefore, we do not expect the adoption to have any material impact on our financial condition or results of operations.

Accounting Matters *(Continued)*

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. This Interpretation is effective for the Company as of April 1, 2007. We are currently evaluating the impact of FIN 48 on our financial statements. See Note P "Contingencies" to the "Notes to Consolidated Financial Statements" for further discussion.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, which enhances existing guidance for measuring assets and liabilities using fair value. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for the Company as of April 1, 2008. We are evaluating the impact of SFAS No. 157 on its financial condition and results of operations.

On September 29, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. We adopted the balance sheet recognition provisions of SFAS 158 at March 31, 2007. The adoption of FAS 158 increased stockholders' equity at March 31, 2007 by $11.5 million. The Statement did not affect our results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Earlier adoption would also require adoption of all requirements of SFAS No. 157, and could only be done within 120 days of the beginning of the year of adoption. Given these constraints, we plan to adopt SFAS No. 159 at the beginning of fiscal 2009. We are evaluating the impact, if any, the adoption of SFAS No. 159 will have on our operating income or net earnings.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 provides guidance on the consideration of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The staff of the SEC (the "Staff") believes registrants must quantify the impact of correcting all misstatements, including both carryover and reversing effects of prior year misstatements, on a company's current year consolidated financial statements. The Staff prescribes two approaches to assessing the materiality of misstatements: the "rollover" approach, which quantifies misstatements based on the amount of error originating in the current year income statement and the "iron curtain approach," which quantifies misstatements based on the effects of correcting the cumulative effect existing in the balance sheet at the end of the current year. If under either approach, misstatements are deemed material, a company is required to adjust its financial statements, including correcting prior year financial statements, even if such correction was, and continues to be, immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require a company to amend previously filed reports, and such corrections may be made the next time the company files its prior year statements. Based upon our assessment, there were no adjustments resulting from the application of SAB 108.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivatives Policies: Hedging interest rate exposure using swaps and hedging foreign exchange exposure using forward and option contracts are specifically contemplated to manage risk in keeping with management's policies. We may use derivative instruments, such as swaps, forwards and/or options, which are based directly or indirectly upon interest rates and currencies to manage and reduce the risks inherent in interest rate and currency fluctuations. See also Note F "Derivative and Other Financial Instruments" to the "Notes to Consolidated Financial Statements."

We do not utilize derivatives for speculative purposes, and we do not enter into market risk sensitive instruments for trading purposes. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recognizes all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Foreign exchange rates: Our business is generally conducted in U.S. dollars, as is the business of the leaf tobacco industry as a whole. However, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. We attempt to minimize such currency risks by matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country where the tobacco is grown. Fluctuations in the value of foreign currencies can significantly affect our operating results. Alliance One has recognized an exchange loss of $0.2 million in its statement of Operations for the fiscal year ended March 31, 2007 and exchange gains in its statement of income of $2.3 million and $0.5 million for the fiscal years ended March 31, 2006 and 2005, respectively. In addition, foreign currency fluctuations in the Euro and (U.K.) Sterling can significantly impact the equity currency conversion component of accumulated other comprehensive income. Alliance One recognized a gain of $9.5 million in 2007 and a loss of $7.5 million in 2006 as a result of fluctuations in these currencies.

Our consolidated selling, general and administrative (SG&A) expenses denominated in foreign currencies are subject to translation risks from currency exchange fluctuations. These foreign denominated expenses are primarily denominated in the Euro, (U.K.) Sterling and Brazilian real and accounted for approximately $40.3 million of Alliance One's total SG&A expenses for the twelve months ended March 31, 2007. A 10% change in the value of the U.S. dollar relative to those currencies would have caused the reported value of those expenses to increase or decrease by approximately $4.0 million.

Interest rates: We manage our exposure to interest rate risk through the proportion of fixed rate and variable rate debt in our total debt portfolio. A 10% change in interest rates would increase or decrease Alliance One's reported interest cost by approximately $9.6 million. Substantially all of our long-term borrowings are denominated in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

STATEMENTS OF CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME

Alliance One International, Inc. and Subsidiaries

(in thousands, except per share data)	Years Ended March 31, 2007	2006	2005
Sales and other operating revenues	$ 1,979,078	$ 2,112,685	$1,300,118
Cost of goods and services sold	1,683,339	1,888,000	1,105,501
Gross profit	295,739	224,685	194,617
Selling, administrative and general expenses	158,342	164,087	124,416
Other income	6,076	2,501	5,285
Goodwill impairment	-	256,916	-
Restructuring and asset impairment charges	29,773	85,411	2,836
Operating income (loss)	113,700	(279,228)	72,650
Debt retirement expense	3,860	66,474	-
Interest expense	105,635	108,585	52,840
Interest income	8,591	7,107	4,448
Derivative financial instruments income	290	5,092	13,122
Income (loss) before income taxes and other items	13,086	(442,088)	37,380
Income tax expense (benefit)	16,062	(17,531)	13,113
Equity in net income of investee companies	1,014	999	89
Minority interests expense (income)	653	(216)	(85)
Income (loss) from continuing operations	(2,615)	(423,342)	24,441
Loss from discontinued operations, net of tax	(18,730)	(24,104)	(11,153)
Cumulative effect of accounting changes, net of income taxes	(252)	-	-
NET INCOME (LOSS)	$ (21,597)	$ (447,446)	$ 13,288
Other comprehensive income (loss):			
Net income (loss)	$ (21,597)	$ (447,446)	$ 13,288
Equity currency conversion adjustment	9,521	(7,506)	(14)
Additional minimum pension liability adjustment, net of tax $241 in 2007, $554 in 2006 and $(119) in 2005	639	843	(151)
Reclassification of derivative financial instruments into earnings, net of tax $0 in 2007 and 2006 and $(324) in 2005	-	-	(637)
Total comprehensive income (loss)	$ (11,437)	$ (454,109)	$ 12,486
Basic Earnings (Loss) Per Share			
Income (loss) from continuing operations	$(0.03)	$(5.21)	$ 0.55
Loss from discontinued operations	(0.22)	(0.30)	(0.25)
Cumulative effect of accounting changes, net of income taxes	-	-	-
Net Income (Loss)	$(0.25)	$(5.51)	$ 0.30
Diluted Earnings (Loss) Per Share			
Income (loss) from continuing operations	$(0.03)	$(5.21)	$ 0.54
Loss from discontinued operations	(0.22)	(0.30)	(0.25)
Cumulative effect of accounting changes, net of income taxes	-	-	-
Net Income (Loss)	$(0.25)*	$(5.51)*	$ 0.29*

See notes to consolidated financial statements.

* Assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings (loss) per share. In connection with the closing of the merger with Standard many of the Company's financing arrangements were refinanced, including in July of 2005, the Company's $73,328 of convertible subordinated debentures due 2007. For the years ended March 31, 2007 and March 31, 2006 all outstanding restricted stock and stock options are excluded because their inclusion would have an antidilutive effect on the loss per share.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

CONSOLIDATED BALANCE SHEET

Alliance One International, Inc. and Subsidiaries

(in thousands)	March 31, 2007	March 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 80,258	$ 25,985
Trade receivables, net	217,761	320,865
Inventories:		
Tobacco	619,468	726,846
Other	31,623	45,294
Advances on purchases of tobacco, net	79,249	103,147
Current deferred and recoverable income taxes	33,254	39,560
Other current assets	57,186	60,444
Assets of discontinued operations	12,835	46,056
Total current assets	1,131,634	1,368,197
Other assets		
Investments in unconsolidated affiliates	21,302	44,763
Goodwill and other intangible assets	35,109	37,942
Deferred tax assets	69,002	51,666
Other deferred charges	18,136	20,890
Other noncurrent assets	116,621	93,531
	260,170	248,792
Property, plant and equipment		
Land	25,802	26,710
Buildings	182,389	184,950
Machinery and equipment	197,565	211,498
Allowances for depreciation	(143,688)	(136,023)
	262,068	287,135
	$1,653,872	$1,904,124
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Notes payable to banks	$ 179,097	$ 299,930
Accounts payable	188,003	175,883
Advances from customers	125,403	226,413
Accrued expenses	65,077	68,265
Income taxes	26,461	22,176
Long-term debt current	5,231	28,091
Liabilities of discontinued operations	10,379	8,526
Total current liabilities	599,651	829,284
Long-term debt	726,625	744,494
Deferred income taxes	10,895	7,405
Pension, postretirement and other long-term liabilities	87,730	105,991
	825,250	857,890
Minority interest in subsidiaries	3,425	2,763
Commitments and contingencies	-	-
Stockholders' equity		
Common stock—no par value:		
250,000 authorized shares, 96,467 issued and outstanding (94,963 at March 31, 2006)	459,563	451,388
Unearned compensation – restricted stock	-	(3,134)
Retained earnings	(241,534)	(219,937)
Accumulated other comprehensive income	7,517	(14,130)
	225,546	214,187
	$1,653,872	$1,904,124

See notes to consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

STATEMENT OF STOCKHOLDERS' EQUITY

Alliance One International, Inc. and Subsidiaries

(in thousands, except per share amounts)	Common Stock	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income: Equity Currency Conversions	Accumulated Other Comprehensive Income: Additional Minimum Pension Liability, Net of Tax	Accumulated Other Comprehensive Income: Derivative Financial Instruments, Net of Tax	Total Stockholders' Equity
Balance, March 31, 2004	$185,527	$ (873)	$ 236,896	$ (3,343)	$(3,959)	$ 637	$414,885
Net income for the year	-	-	13,288	-	-	-	13,288
Cash dividends -$.30 per share	-	-	(13,578)	-	-	-	(13,578)
Issue of 216,500 shares of restricted stock	1,397	(1,397)	-	-	-	-	-
Earned compensation	-	623	-	-	-	-	623
Exercise of employee stock options	144	-	-	-	-	-	144
Restricted stock surrendered	(284)	36	-	-	-	-	(248)
Conversion of foreign currency financial statements	-	-	-	(14)	-	-	(14)
Adjustment in the minimum pension liability	-	-	-	-	(151)	-	(151)
Reclassification of derivative financial instruments into earnings.	-	-	-	-	-	(637)	(637)
Balance, March 31, 2005	$186,784	$ (1,611)	$ 236,606	$ (3,357)	$(4,110)	$ -	$414,312
Net loss for the year	-	-	(447,446)	-	-	-	(447,446)
Cash dividends -$.105 per share	-	-	(9,097)	-	-	-	(9,097)
Stock issued in connection with the merger	261,905	(2,463)	-	-	-	-	259,442
Issue of 418,500 shares of restricted stock	2,039	(2,039)	-	-	-	-	-
Earned compensation	(231)	2,896	-	-	-	-	2,665
Exercise of employee stock options	913	-	-	-	-	-	913
Restricted stock surrendered	(83)	83	-	-	-	-	-
Deferred stock compensation	61	-	-	-	-	-	61
Conversion of foreign currency financial statements	-	-	-	(7,506)	-	-	(7,506)
Adjustment in the minimum pension liability	-	-	-	-	843	-	843
Balance, March 31, 2006	$451,388	$ (3,134)	$(219,937)	$(10,863)	$(3,267)	$ -	$214,187
Net loss for the year	-	-	(21,597)	-	-	-	(21,597)
Adoption of FAS 123R	(3,134)	3,134	-	-	-	-	-
Restricted stock surrendered	(452)	-	-	-	-	-	(452)
Earned compensation	2,965	-	-	-	-	-	2,965
Exercise of employee stock options	7,266	-	-	-	-	-	7,266
Stock-based compensation	1,530	-	-	-	-	-	1,530
Conversion of foreign currency financial statements	-	-	-	9,521	-	-	9,521
Adjustment in the minimum pension liability	-	-	-	-	639	-	639
Adoption of FAS 158	-	-	-	-	11,487	-	11,487
Balance, March 31, 2007	$459,563	$ -	$(241,534)	$ (1,342)	$ 8,859	$ -	$225,546

See notes to consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

STATEMENT OF CONSOLIDATED CASH FLOWS
Alliance One International, Inc. and Subsidiaries

(in thousands)	Years Ended March 31, 2007	2006	2005
Operating activities			
Net Income (Loss)	$ (21,597)	$ (447,446)	$ 13,288
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities of continuing operations:			
Net loss from discontinued operations	18,730	24,104	9,721
Loss on disposal of discontinued operations	-	-	1,432
Depreciation and amortization	36,293	43,511	32,257
Debt amortization included in interest expense	10,248	5,457	2,447
Restructuring and asset impairment charges	22,098	69,243	2,836
Goodwill impairment	-	256,916	-
Deferred items	(15,910)	(67,039)	(26,122)
(Gain) loss on foreign currency transactions	168	(2,313)	(527)
Gain on disposition of fixed assets	(4,885)	(888)	(4,801)
Bad debt expense	(136)	127	240
Decrease (increase) in accounts receivable	105,584	1,437	(24,114)
Minority interests loss (income)	653	(216)	(85)
Decrease (increase) in inventories and advances on purchases of tobacco	205,611	59,934	(27,480)
Decrease (increase) in current deferred and recoverable taxes	(5,709)	5,644	3,298
Increase (decrease) in accounts payable and accrued expenses	(85,420)	(12,568)	21,168
Increase (decrease) in advances from customers	(103,504)	149,209	(28,899)
Increase in income taxes	7,330	4,983	9,742
Other current assets	(2,818)	(19,513)	(727)
Other	5,388	1,919	(249)
Net cash provided (used) by operating activities of continuing operations	172,124	72,501	(16,575)
Net cash provided by operating activities of discontinued operations	15,349	19,932	23,009
Net cash provided by operating activities	187,473	92,433	6,434
Investing activities			
Purchase of property and equipment	(15,224)	(19,773)	(15,222)
Proceeds from sale of property and equipment	25,537	17,963	8,086
Cash distributed in disposition of business	(5,204)	-	-
Cash received in acquisition of business	-	42,019	-
Proceeds on sale of discontinued operations	-	-	484
Payments of merger related capitalized costs	-	-	(6,417)
Return of capital on investments in unconsolidated affiliates	10,049	-	-
Surrender of life insurance policies	22,421	2,558	190
Redemption of Brazilian escrow deposits	8,760	705	432
Payments for other investments and other assets	(3,023)	(143)	(480)
Net cash provided (used) by investing activities of continuing operations	43,316	43,329	(12,927)
Net cash provided (used) by investing activities of discontinued operations	995	-	(1,272)
Net cash provided (used) by investing activities	44,311	43,329	(14,199)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

STATEMENT OF CONSOLIDATED CASH FLOWS *(Continued)*

Alliance One International, Inc. and Subsidiaries

	Years Ended March 31,		
(in thousands)	2007	2006	2005
Financing activities			
Net change in short-term borrowings	$(138,124)	$(349,289)	$ (38,194)
Proceeds from long-term borrowings	563,368	1,220,231	196,672
Repayment of long-term borrowings	(603,779)	(961,172)	(114,087)
Debt issuance cost	(7,786)	(25,299)	(11,884)
Proceeds from sale of stock	7,259	905	112
Cash dividends	-	(9,096)	(13,578)
Net cash provided (used) by financing activities	(179,062)	(123,720)	19,041
Effect of exchange rate changes on cash	1,551	(8,705)	(967)
Cash from deconsolidated Zimbabwe subsidiaries	-	(6,480)	-
Increase (decrease) in cash and cash equivalents	54,273	(3,143)	10,309
Cash and cash equivalents at beginning of year	25,985	29,128	18,819
Cash and cash equivalents at end of year	$ 80,258	$ 25,985	$ 29,128
Other information:			
Cash paid during the year:			
Interest	$ 121,068	$ 93,689	$ 49,040
Income taxes	13,483	10,167	7,130

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies

Description of Business
The Company is principally engaged in purchasing, processing, storing, and selling leaf tobacco. The Company purchases tobacco primarily in the United States, Africa, Europe, South America and Asia for sale to customers in the United States, Europe and Asia.

Basis of Presentation
The Company was renamed Alliance One International, Inc. (Alliance One) concurrent with the merger of Standard Commercial Corporation (Standard) on May 13, 2005 with and into DIMON Incorporated. Because the merger was completed after the close of the fiscal year ended March 31, 2005, the information contained in these consolidated financial statements for the fiscal year ended March 31, 2006 includes the operations of Standard since May 13, 2005 and a full twelve months of results of DIMON Incorporated. See Note B "Merger of DIMON Incorporated and Standard Commercial Corporation" to the "Notes to Consolidated Financial Statements" for further information.

The accounts of the Company and its consolidated subsidiaries are included in the consolidated financial statements after elimination of intercompany accounts and transactions. The Company uses the equity method of accounting for its investments in affiliates that are owned 50% or less.

As of March 31, 2006, the Company deconsolidated its operations in Zimbabwe under accounting requirements that apply under certain conditions to foreign subsidiaries that are subject to foreign exchange controls and other government restrictions. After the deconsolidation, a non-cash impairment charge was recorded to reduce the net investment in Zimbabwe operations to estimated fair value. The Company accounted for the investment on the cost method and reported it in Investments in Unconsolidated Affiliates in the March 31, 2006 consolidated balance sheet. As economic and political conditions continued to decline in fiscal 2007, lending rates and investment rates deteriorated and the investment in the Zimbabwe operations was written down to zero during fiscal 2007. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These reclassifications are not corrections of errors and there was no change in current or noncurrent classification within the balance sheet. Notes receivable, assets held for sale and prepaid expenses were reclassified as other currents assets. Equity in net assets of investee companies and other investments were reclassified as investments in unconsolidated affiliates. Notes receivable, pension asset and other assets were reclassified as other noncurrent assets. Goodwill and customer relationship were reclassified into goodwill and other intangible assets. Deferred taxes and other deferred charges was reclassified into deferred tax assets and other deferred charges. Accounts payable-trade, officers and employees, and other were reclassified as accounts payable. Bank credit facility, senior notes and other long-term debt and subordinated debt were reclassified into long term debt.

Investments in Unconsolidated Affiliates
The Company's equity method investments and its cost method investments are non-marketable securities. The Company reviews such investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. For example, the Company would test such an investment for impairment if the investee were to lose a significant customer, suffer a large reduction in sales margins, experience a major change in its business environment, or undergo any other significant change in its normal business. In assessing the recoverability of equity or cost method investments, the Company uses discounted cash flow models. If the fair value of an equity investee is determined to be lower than its carrying value, an impairment loss is recognized. The preparation of discounted future operating cash flow analysis requires significant management judgment with respect to future operating earnings growth rates and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, pension and postretirement health care benefits, inventory market values, allowance for doubtful accounts and advances to bank loan guarantees to growers, useful lives for depreciation and amortization, stock options, future cash flows associated with impairment testing for goodwill and long-lived assets and for determining the primary beneficiary of variable interest entities, deferred tax assets and potential income tax assessments, value-added tax credits in Brazil, the determination of the fair value of the investment in Zimbabwe operations, purchase accounting fair value determinations and contingencies. Changes in market and economic conditions, local tax laws, and other related factors are considered each reporting period, and adjustments to the accounts are made based on the Company's best judgment.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectibility is reasonably assured and title and risk of ownership is passed to the customer, which is usually upon shipment. However, certain customers traditionally have requested to take title and risk of ownership prior to shipment. Revenue for these transactions is recognized only when:

(1) Title and risk of ownership have passed to the customer;
(2) The Company has obtained a written fixed purchase commitment;
(3) The customer has requested the transaction be on a bill and hold basis;
(4) The customer has provided a delivery schedule;
(5) All performance obligations related to the sale have been completed;
(6) The tobacco has been processed to the customer's specifications, accepted by the customer and made ready for shipment; and
(7) The tobacco is segregated and is not available to fill other orders.

The remittance terms for these "bill and hold" transactions are consistent with all other sales by the Company.

The Company also processes tobacco owned by its customers and revenue is recognized when the processing is completed. Advances from customers are generally recognized as revenue upon shipment.

Shipping and Handling
Shipping and handling costs are included in cost of goods and services sold in the Statement of Consolidated Operations.

Cash and Cash Equivalents
Cash equivalents are defined as temporary investments of cash with maturities of less than 90 days. At March 31, 2006, $1,500 was included in cash held on deposit as a compensating balance for short-term borrowings. The 2006 borrowings matured in the first quarter fiscal 2007. There were no compensating balances as of March 31, 2007.

Inventories
Inventories are valued at the lower of cost or market. Inventories are reviewed and adjusted for changes in market value based on assumptions related to future demand and worldwide and local market conditions. If actual demand and market conditions vary from those projected by management, adjustments to lower of cost or market value may be required. Inventory write-downs for the years ended March 31, 2007 and March 31, 2006 were $14,600 and $7,700, respectively.

Costs of tobacco inventories are generally determined by the average cost method while costs of other inventories are generally determined by the first in, first out method. Costs included in tobacco inventory include both the cost of raw material as well as direct and indirect costs that are related to the processing of the product. Tobacco inventory is substantially finished goods. Costs included in other inventories are costs of spare parts, packing materials, non-tobacco agricultural products and agricultural supplies including seed, fertilizer, herbicides and pesticides. Interest and other carrying charges on the inventories are expensed in the period in which they are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Advances on Purchases of Tobacco

The Company provides seasonal crop advances of, or for, seed, fertilizer, and other supplies. These advances are short term in nature, are repaid upon delivery of tobacco to the Company, and are reported in advances on purchases of tobacco in the consolidated balance sheet. Primarily in Brazil and certain African countries, the Company has made long-term advances to tobacco farmers to finance curing barns and other farm infrastructure. In addition, due to low crop yields and other factors, in some years individual farmers may not deliver sufficient volumes of tobacco to fully repay their seasonal advances, and the Company may extend repayment of those advances into future crop years. Current advances of $79,249 in 2007 and $103,147 in 2006 are presented as Advances on purchases of tobacco, net in the consolidated balance sheet. The long-term portion of advances of $44,297 in 2007 and $19,012 in 2006 are included in other non-current assets in the consolidated balance sheet. Both the current and the long-term portion of advances on purchases of tobacco are reported net of allowances. Allowances are recorded when the Company determines that amounts outstanding are not likely to be collected. Total allowances were $35,172 at March 31, 2007, and $34,611 at March 31, 2006, and were estimated based on the Company's historical loss information and crop projections. The allowances were increased by provisions for estimated uncollectible amounts of approximately $40,854 in fiscal year 2007, $18,162 in fiscal year 2006 and $11,923 in fiscal year 2005. Farmer bad debt provisions are capitalized into inventory and the expense is realized when the inventory is sold. Write-downs charged against the allowance were $36,010, $2,816 and $3,395 for fiscal years 2007, 2006 and 2005 respectively.

In Brazil, farmers obtain government subsidized rural credit financing which is guaranteed by the Company. The farmers borrow these funds from local banks. Repayment of both Company advances and rural credit financing by the farmer is concurrent with delivery of tobacco to the Company. Terms of rural credit financing are such that repayment is due only after tobacco deliveries are complete. At fiscal year end, the Company will generally have accumulated balances from farmers for repayment to the local banks for the rural credit financing. As of March 31, 2007 and 2006, the Company had balances of $95,064 and $43,806 that were due to local banks. These amounts are included in Accounts payable in the consolidated balance sheet. Reserves for uncollectible farmers' advances in Brazil also include rural credit financing guaranteed by the Company. As of March 31, 2007, the Company was guarantor for Brazilian loans of $286,527 with an outstanding amount of $258,687. The fair value of guarantees for rural credit was $14,796 and $10,513 as of March 31, 2007 and 2006, respectively.

Goodwill and Other Intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to systematic amortization, but rather is tested for impairment annually and whenever events and circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill by reporting unit with its fair value. Fair value is estimated based on discounted cash flows. When the carrying amount of goodwill exceeds its fair value, an impairment charge is recorded.

In 2006, the Company analyzed data collected and reviewed by its Chief Operating Decision Makers and determined that it has five geographical operating segments instead of one operating segment as reported in prior years. After determining that it had five operating segments, the Company reevaluated its previous conclusions on reporting units and determined that the Company had five reporting units for goodwill evaluation. Goodwill was assigned to certain reporting units and tested for impairment at the reporting unit level in accordance with SFAS No. 142.

The Company has no intangible assets with indefinite useful lives. It does have other intangible assets, production and supply contracts and a customer relationship intangible recorded in connection with the merger. Supply contracts are amortized primarily on a straight-line basis over the term of the contract ranging from three to five years. Production contracts are amortized on a straight-line basis ranging from five to ten years. The customer relationship intangible is being amortized on a straight-line basis over twenty years. The amortization period is the term of the contract or, if no term is specified in the contract, management's best estimate of the useful life based on past experience. Events and changes in circumstance may either result in a revision in the estimated useful life or impairment of the intangible resulting in revaluation of the asset value to its fair value. See Note E "Goodwill and Other Intangible Assets" to the "Notes to Consolidated Financial Statements" for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Property and Depreciation

Property, plant and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed on a straight-line basis at annual rates calculated to amortize the cost of depreciable properties over their estimated useful lives. Buildings, machinery and equipment and technological equipment are depreciated over ranges of 20 to 30 years, 5 to 10 years and 3 to 5 years, respectively. The consolidated financial statements do not include fully depreciated assets. Depreciation expense for the fiscal years ended March 31, 2007, 2006 and 2005 was $33,399, $39,898, and $27,680, respectively.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to the estimated useful lives. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations, present value techniques based on estimates of cash flows, or multiples of earnings or revenue performance measures. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information.

Under SFAS No. 144, a component of a business that is either disposed of or held for sale is reported as discontinued operations if the operations and cash flows have been reclassified from ongoing operations and there will be no significant involvement in such operations in the future. The Company has made such decisions concerning tobacco operations in Italy and Mozambique, a U.S. non-tobacco processing facility and former Standard's wool operations. These operations are reported as discontinued operations in the financial statements and have resulted in losses of $18,730, $24,104 and $11,153 in the years 2007, 2006 and 2005 respectively. See Note C "Discontinued Operations" to the "Notes to Consolidated Financial Statements" for further information.

Assets Held For Sale

The Company reclassifies assets to "Assets Held For Sale" when the company has committed to a plan to sale the assets, including the initiation of a plan to locate a buyer, the assets are available for immediate sale, and it is probable that the assets will be sold within one year based on its current condition and sales price. Upon reclassifying the assets as held for sale, the assets are recorded at the lower of historical cost or fair value less selling costs and depreciation is discontinued. Assets reclassified as held for sale were $2,793 and $19,955 at March 31, 2007 and 2006, respectively, and are reported in Other Current Assets in the Consolidated Balance Sheet.

Income Taxes

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. The Company believes that it is more likely than not that certain of these net operating loss and credit carryforwards may expire unused and, accordingly, have established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, the Company believes it is more likely than not the deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if its estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

The amount of income tax that the Company pays annually is dependent on various factors, including the timing of certain deductions and ongoing audits by federal, state and foreign tax authorities, which may result in proposed adjustments. The Company performs reviews of its income tax positions on a continuous basis and accrues for potential contingencies when it believes a liability is probable and can be reasonably estimated. Accruals for these contingencies are recorded based on an expectation as to the timing of when the contingency will be resolved. As events change or resolution occurs, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, its future results may include favorable or unfavorable adjustments to its estimated tax liabilities due to closure of income tax examinations, new regulatory or judicial pronouncements, or other relevant events. See Note L "Income Taxes" and Note P "Contingencies and Other Information" to the "Notes to Consolidated Financial Statements" for additional details regarding certain of its tax contingencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Stock-Based Compensation
The Company's stock based compensation plans are described more fully in Note K "Stock-Based Compensation" to the "Notes to Consolidated Financial Statements." On April 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." This statement requires the Company to expense the fair value of grants of various stock-based compensation programs at fair value over the vesting period of the awards. The Company elected to adopt this statement using the "Modified Prospective Application" (MPA) transition method which does not result in the restatement of previously issued financial statements. Application of the MPA transition method requires compensation costs to be recognized beginning on the effective date for the estimated fair value at date of grant in accordance with the original provision of SFAS No. 123, "Accounting for Stock-Based Compensation," for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006. Awards granted after April 1, 2006 have been recognized as compensation expense based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The MPA transition method also required that any unearned or deferred compensation recorded in "contra-equity" accounts be eliminated against the equity accounts that will be affected by the on-going recognition of stock based compensation. Accordingly, on April 1, 2006, the Company reclassified $3,134 from Unearned Compensation – Restricted Stock to Common Stock.

Accounting Pronouncements
In March 2006, the FASB issued SFAS No. 156, "*Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No 140.*" SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for the Company as of April 1, 2007. Prior to fiscal year 2007, the Company had no servicing obligations that would be subject to this guidance. In fiscal 2007, certain receivables were sold and under this arrangement, we retained an obligation to service the financial assets sold. Current levels of receivables sold have resulted in neither a servicing asset nor liability as the cost of servicing approximates the servicing revenue. Therefore, the Company does not expect the adoption to have any material impact on its financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. This Interpretation is effective for the Company as of April 1, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements. See Note P "Contingencies" to the "Notes to Consolidated Financial Statements" for further discussion.

In September 2006, the Financial Accounting Standards Board (FASB) issued FAS No. 157, Fair *Value Measurements*, which enhances existing guidance for measuring assets and liabilities using fair value. FAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS No. 157, fair value measurements are disclosed by level within that hierarchy. FAS No. 157 is effective for the Company as of April 1, 2008. The Company is evaluating the impact of FAS No. 157 on its financial condition and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Accounting Pronouncements *(Continued)*

On September 29, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The Company adopted the balance sheet recognition provisions of SFAS 158 at March 31, 2007. The adoption of FAS 158 increased stockholders' equity at March 31, 2007 by $11,487. The Statement did not affect the Company's results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Earlier adoption would also require adoption of all requirements of SFAS No. 157, and could only be done within 120 days of the beginning of the year of adoption. Given these constraints, the Company plans to adopt SFAS No. 159 at the beginning of fiscal 2009. The Company is evaluating the impact, if any, the adoption of SFAS No. 159 will have on its operating income or net earnings.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 provides guidance on the consideration of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The staff of the SEC (the "Staff") believes registrants must quantify the impact of correcting all misstatements, including both carryover and reversing effects of prior year misstatements, on a company's current year consolidated financial statements. The Staff prescribes two approaches to assessing the materiality of misstatements: the "rollover" approach, which quantifies misstatements based on the amount of error originating in the current year income statement and the "iron curtain approach," which quantifies misstatements based on the effects of correcting the cumulative effect existing in the balance sheet at the end of the current year. If under either approach, misstatements are deemed material, a company is required to adjust its financial statements, including correcting prior year financial statements, even if such correction was, and continues to be, immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require a company to amend previously filed reports, and such corrections may be made the next time the company files its prior year statements. Based upon the Company's assessment, there were no adjustments resulting from the application of SAB 108.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Computation of Earnings Per Common Share

(in thousands, except per share data)	Years Ended March 31, 2007	2006	2005
BASIC EARNINGS			
Income (loss) from continuing operations	$ (2,615)	$(423,342)	$ 24,441
Loss from discontinued operations	(18,730)	(24,104)	(11,153)
Cumulative effect of accounting changes	(252)	-	-
Net Income (Loss)	$(21,597)	$(447,446)	$ 13,288
SHARES			
Weighted Average Number of Shares Outstanding	86,470	81,220	44,892
BASIC EARNINGS (LOSS) PER SHARE			
Income (loss) from continuing operations	$ (0.03)	$ (5.21)	$ .55
Loss from discontinued operations	(.22)	(.30)	(.25)
Cumulative effect of accounting changes	-	-	-
Net Income (Loss)	$ (0.25)	$ (5.51)	$ .30
DILUTED EARNINGS			
Income (loss) from continuing operations	$ (2,615)	$(423,342)	$ 24,441
Add after tax interest expense applicable to 6¼% Convertible Debentures issued April 1, 1997	-*	-*	-*
Income (loss) from continuing operations	(2,615)	(423,342)	24,441
Loss from discontinued operations	(18,730)	(24,104)	(11,153)
Cumulative effect of accounting changes	(252)	-	-
Net Income (Loss) as Adjusted	$(21,597)*	$(447,446)*	$(13,288)*
SHARES			
Weighted average number of common shares outstanding	86,470**	81,220**	44,892
Restricted shares issued and shares applicable to stock options, net of shares assumed to be purchased from proceeds at average market price	-*	-*	577
Assuming conversion of 6 ¼% Convertible Debentures at the beginning of the period	-*	-*	-*
Average Number of Shares Outstanding	86,470*	81,220*	45,469*
DILUTED EARNINGS (LOSS) PER SHARE			
Income (loss) from continuing operations	$(0.03)	$(5.21)	$ .54
Loss from discontinued operations	(.22)	(.30)	(.25)
Cumulative effect of accounting changes	-	-	-
Net Income (Loss) as Adjusted	$(0.25)*	$(5.51)*	$ .29*

* Assumed conversion of Convertible Debentures into 2,549 shares at the beginning of the period and the reduction of after-tax interest expense by $0, $811 and $2,979 for the years ended March 31, 2007, 2006 and 2005, respectively, has an antidilutive effect on earnings (loss) per share. In connection with the closing of the merger with Standard many of the Company's financing arrangements were refinanced, including in July of 2005, the Company's $73,328 of convertible subordinated debentures due 2007. For the years ended March 31, 2007 and March 31, 2006 all outstanding restricted stock and stock options of $854 and $2,473, and $1,068 and $3,763, respectively, are excluded because their inclusion would have an antidilutive effect on the loss per share.

** The weighted average number of common shares outstanding is reported as the weighted average of the total shares of common stock outstanding net of shares of common stock owned by a subsidiary. Shares of common stock owned by the subsidiary was 7,853 at March 31, 2007 and 2006. This subsidiary does not receive dividends on these shares and it does not have the right to vote.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note A – Significant Accounting Policies *(Continued)*

Concentration of Credit Risk
The Company may potentially be subject to a concentration of credit risks due to cash and trade receivables relating to customers in the tobacco industry. Cash is deposited with high-credit-quality financial institutions. Concentration of credit risks related to receivables is limited because of the diversity of customers and locations.

Preferred Stock
The Board of Directors is authorized to issue shares of Preferred Stock in series with variations as to the number of shares in any series. The Board of Directors also is authorized to establish the rights and privileges of such shares issued, including dividend and voting rights. At March 31, 2007, 10,000 shares of preferred stock were authorized and no shares had been issued.

Note B – Merger of DIMON Incorporated and Standard Commercial Corporation

On November 7, 2004, DIMON and Standard entered into an Agreement and Plan of Reorganization, or merger agreement. On May 13, 2005, the merger was completed. Upon the consummation of the merger, Standard merged into DIMON, which simultaneously changed its name to Alliance One International, Inc.

Under the terms of the merger agreement, Standard shareholders received three shares of the Company's common stock for each Standard share owned. Approximately 41,243 shares of the Company's common stock were issued in exchange for all outstanding shares of common stock of Standard based on the three-for-one exchange ratio, at an aggregate value of $264,368 (based on the average closing price of $6.36 of DIMON common stock during the two business days before and after the date the merger was announced). The net share value, after consideration of unearned compensation – restricted stock of $2,463, is $261,905. The common stock issuance combined with professional fees and charges incurred to effect the merger of $12,205 resulted in a total purchase price of $274,110.

The merger has been treated as a purchase business combination for accounting purposes, with the Company as the acquiring entity. As such, Standard's assets acquired and liabilities assumed have been recorded at their fair value and the results of operations after May 13, 2005 are included in the results of the Company. In identifying the Company as the acquiring entity, the companies took into account the relative share ownership of the surviving entity, the composition of the governing body of the combined entity and the designation of certain senior management positions. As a result, the historical financial statements of DIMON become the historical financial statements of the Company. The purchase price for the acquisition, including transaction costs, has been allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, May 13, 2005. The purchase price allocation has been completed and as of March 31, 2006 is as follows:

(in thousands)

Note B – Merger of DIMON Incorporated and Standard Commercial Corporation *(Continued)*

The purchase price allocation, completed as of March 31, 2006, was as follows:

	May 13, 2005
Cash	$ 42,019
Accounts receivable trade	100,781
Inventory	365,110
Advances and deposits suppliers	41,945
Assets of discontinued operations	68,567
Other current assets	22,705
Property, plant and equipment	172,281
Goodwill and intangible assets	143,030
Other	42,281
Total assets acquired	$ 998,719
Notes payable banks and other	$ 442,205
Accounts payable	94,818
Other current liabilities	100,997
Long term debt	11,396
Deferred income taxes	48,123
Deferred compensation and other	21,613
Other	2,994
Total liabilities	$ 722,146
Total unearned compensation – restricted stock	$ 2,463
Net assets acquired	$ 274,110

As indicated in the above table, the goodwill and intangible asset balance relative to the merger is $143,030 and is non-deductible for tax purposes. Included within this balance is a finite lived customer relationship intangible of $33,700, which is being amortized over a useful life of twenty years.

The Company established reserves for employee separation and operational exit costs related to the integration of certain Standard functions and operations into the Company. Costs associated with these integration actions do not impact earnings and are recognized as a component of purchase accounting, resulting in an adjustment to goodwill. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further disclosure of the purchase accounting separation and exit costs.

Prior to the merger, DIMON and Standard established a series of integration design teams across each regional and functional area which, with the assistance of an independent consultant, created a detailed integration plan. These teams reviewed both companies' financial and operating statistics, assessed their respective processing facilities and regional and corporate offices identified potential redundant staffing.

The regional integration design teams have assessed each of DIMON's and Standard's processing facilities around the world and identified countries where there will be duplicative facilities and/or excess of capacity. As a result of the process, the decision was taken to sell, close or convert to storage a minimum of twelve of the 37 worldwide processing facilities owned by the Company as of the merger. As of March 31, 2006, processing facilities in the U.S. (3), Turkey, Paraguay, Brazil and Thailand were closed; processing facility in Russia was sold. As of March 31, 2007, processing facilities in Macedonia, Zimbabwe and Greece were closed; two processing facilities in Spain were sold. The Thailand facility that was closed in fiscal 2006 was sold in fiscal 2007. The closing or sales of several processing facilities of dark tobacco operation are anticipated to be completed in fiscal 2008.

The plan also reviewed regional and corporate offices to identify and eliminate duplicative regional and corporate overhead. In addition to the elimination of redundant systems and facilities, headcount reduction for the combined company was significant in 2006.

(in thousands)

Note B – Merger of DIMON Incorporated and Standard Commercial Corporation *(Continued)*

During 2006, the costs relating to the closure or conversion of former Standard facilities and severance or relocation of former Standard employees have been recorded as the net purchase price of Standard. Costs associated with closure of former DIMON facilities and severance or relocation of former DIMON employees have been recorded as expenses in the results of operations. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for restructuring and integration costs details.

Many of DIMON's and Standard's financing arrangements have been refinanced in connection with the closing of the merger because (1) change of control clause in agreements governing such financings, or (2) the merged company was not able to comply with certain of the financial covenants contained in those agreements as of the closing of, or immediately after, the merger. The specific financing arrangements that were refinanced are detailed in Note H "Long-Term Debt" to the "Notes to Consolidated Financial Statements."

Alliance One Selected Unaudited Pro Forma Combined Financial Information

The unaudited pro forma information in the table below summarizes the combined results of operations of DIMON and Standard for the years ended March 31, 2006 and 2005. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved had the merger taken place at the beginning of each period or results of future periods. The following information has not been adjusted to reflect any anticipated cost savings or operating efficiencies that may be realized as a result of the merger.

Alliance One Selected Unaudited Pro Forma Combined Financial Information *(Continued)*

	Unaudited Proforma Twelve Months Ended March 31,	
thousands except per share data	2006 (1) (2)	2005
Revenues	$2,184,022	$2,196,530
Operating income (loss)	(279,391)	106,690
Income (loss) from continuing operations	(425,002)	46,550
Loss from discontinued operations	(26,282)	(43,693)
Net income (loss)	$ (451,284)	$ 2,857
Basic earnings (loss) per share		
- from continuing operations	$(4.96)	$ .54
- from discontinued operations	(0.31)	(.51)
Basic earnings (loss) per share	$(5.27)	$ .03

(1) Merger related debt retirement expenses were $66,474 and restructuring, impairment and integration charges were $85,411 for fiscal 2006.

(2) Goodwill impairment charge of 256,916 for fiscal 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note C – Discontinued Operations

The Company continually evaluates its component operations to assure they are consistent with its business plan. Each operation that has been identified as discontinued is presented separately following the summary of discontinued operations.

Summary of Discontinued Operations	Years Ended March 31, 2007	2006	2005
Sales and other revenues	$ 25,040	$ 54,754	$ 52,717
Loss from discontinued operations, net of tax:			
Loss from discontinued operations, before tax	(15,981)	(25,105)	(15,658)
Income tax expense / (benefit)	2,749	(1,001)	(4,505)
Loss from discontinued operations, net of tax	$(18,730)	$(24,104)	$(11,153)

	March 31, 2007	March 31, 2006
Assets of discontinued operations:		
Cash	$ -	$ 1,352
Trade receivables, net of allowances	1,737	9,925
Tobacco inventory and advances	7,147	23,396
Net property, plant and equipment	3,912	7,174
Other assets	39	4,209
Total assets of discontinued operations	$ 12,835	$ 46,056
Liabilities of discontinued operations:		
Accounts payable	$ 7,848	$ 2,625
Accrued expenses	974	5,745
Advances from customers	1,557	156
Total liabilities of discontinued operations	$10,379	$ 8,526

Discontinued Italian Operations, Other Regions Segment
On September 30, 2004, concurrent with the sale of the Italian processing facility, the Company made a decision to discontinue all of its former DIMON Italian operations as part of its ongoing plans to realign its operations to more closely reflect worldwide changes in the sourcing of tobacco. The collection of the accounts receivable and the liquidation of the inventory not included in the sale of the former DIMON operations are continuing. As a result of the merger on May 13, 2005, the remaining net assets of the discontinued Italian operations of Standard were acquired. Due to the merger between DIMON and Standard these efforts have taken longer than originally anticipated. During the three months ended December 31, 2006, the Company updated their evaluation of the collectibility of the accounts receivable and recorded an additional allowance of $3,650.

During third quarter of fiscal 2007, due to the unexpected delays in selling the Italian tobacco and to take advantage of an opportunity to accelerate the disposition of the remaining Italian inventory, the Company has been negotiating the sale of the remaining uncommitted Italian tobacco inventory. The Company recorded a charge to inventory totaling $5,600 during the third quarter to adjust the cost of inventory to the sales price being considered as part of this bulk sale transaction. The Company entered into the sales agreement and sold the tobacco during the fourth quarter. It is anticipated that the sales of the remaining March 31, 2007 inventory will occur prior to June 30, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note C – Discontinued Operations *(Continued)*

Discontinued Italian Operations *(Continued)*

In fiscal 2006, Italian operations of both former DIMON and Standard were being investigated by the Directorate General for Competition (DGCOMP) of the European Commission (EC) into tobacco buying and selling practices within the leaf tobacco industry in Italy. As a result of this investigation, fines of $12,000 were levied against the former DIMON entity and $16,800 were levied against the former Standard entity. Fines levied against the former DIMON entity are included in the summary shown below, while fines levied against the former Standard entity have been recorded as a purchase price adjustment as the investigation was initiated prior to the combination of the two companies.

Results of operations and the assets and liabilities are reported as discontinued operations as follows:

	Years Ended March 31,		
	2007	2006	2005
Sales and other revenues	$ 14,552	$ 22,825	$41,447
Loss from discontinued operations, net of tax:			
Loss from discontinued operations, before tax	$(17,649)	$(15,239)	$ (6,252)
Income tax benefit	(401)	(177)	(538)
Loss from discontinued operations, net of tax	$(17,248)	$(15,062)	$ (5,714)

	March 31, 2007	March 31, 2006
Assets of discontinued operations:		
Trade receivables, net of allowances	$ 917	$ 8,557
Tobacco inventory and advances	5,294	20,325
Other assets	39	280
Total assets of discontinued operations	$6,250	$29,162
Liabilities of discontinued operations:		
Accounts payable	$7,316	$ 1,624
Advances from customers	36	156
Accrued expenses	506	1,348
Total liabilities of discontinued operations	$7,858	$ 3,128

Discontinued Wool Operations, Other Regions Segment

As a result of the merger, the Company acquired the remaining net assets of Standard's discontinued wool operations. The liquidation of these assets is continuing. The remaining assets are primarily in France and, along with the remaining trading operations in France, are the subjects of separate sales agreements pending governmental approval. Due to unexpected delays in conjunction with obtaining approval from the French government, the sale of these operations has been delayed. The Company anticipates completing the liquidation of the assets in fiscal 2008.

Results of operations and the assets and liabilities, other than subsidiary debt guaranteed by the Company, are reported as discontinued operations. This information is summarized for the appropriate fiscal periods as follows:

	Years Ended March 31,	
	2007	2006
Sales and other revenues	$ -	$ -
Loss from discontinued operations, net of tax:		
Loss from discontinued operations, before tax	$ (711)	$(1,164)
Income tax expense	987	-
Loss from discontinued operations, net of tax	$(1,698)	$(1,164)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note C – Discontinued Operations *(Continued)*

Discontinued Wool Operations *(Continued)*

	March 31, 2007	March 31, 2006
Assets of discontinued operations:		
Cash	$ -	$ 1,352
Trade receivables, net of allowances	-	556
Net property, plant and equipment	3,899	4,830
Other assets	-	3,450
Total assets of discontinued operations	$3,899	$10,188
Liabilities of discontinued operations:		
Accounts payable	$ -	$ 96
Accrued expenses	-	2,603
Total liabilities of discontinued operations	$ -	$ 2,699

Discontinued Mozambique Operations, Other Regions Segment
On March 16, 2006, the Board of Directors of the Company made a decision to discontinue operations in Mozambique after the procurement of the 2006 crop. This decision involves the closure of its three operating entities.

As a result of the merger, the Company's concession to promote tobacco production in the Chifunde district of Mozambique was terminated by the government for the fiscal 2006 crop year. In conjunction with the appeal process the Company received a letter on October 11, 2005 from the Minister of Agriculture of Mozambique referring the case back to the local government. At that point the Company entered into discussions with the local government of the Chifunde district to secure the concession for the 2007 crop year. These discussions continued through January 31, 2006 at which time the Company concluded that it was unlikely that the local government would issue a concession for the crop year in fiscal 2007 to the Company. Due to this decision by the local government the Company initiated a process to evaluate the strategic alternatives for its remaining Mozambique operations without the Chifunde district and determined that it was not in the Company's economic interest to remain in Mozambique without this strategic district. The Company evaluated the criteria of SFAS No. 144 and concluded that the Mozambique operations qualify to be presented as assets held for sale and accordingly, the assets have been written down to their fair value less any selling costs. The Company anticipates operation will be completely liquidated by September 2007.

Results of operations and the assets and liabilities of our businesses reported as discontinued operations were as follows:

	Years Ended March 31,		
	2007	2006	2005
Sales and other revenues	$10,483	$31,516	$10,815
Income (loss) from discontinued operations, net of tax:			
Income (loss) from discontinued operations, before tax	$ 2,337	$(5,769)	$(1,790)
Income tax expense / (benefit)	(470)	216	-
Income (loss) from discontinued operations, net of tax	$ 2,807	$(5,985)	$(1,790)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note C – Discontinued Operations *(Continued)*

Discontinued Mozambique Operations *(Continued)*

	March 31, 2007	March 31, 2006
Assets of discontinued operations:		
Trade receivables, net of allowances	$ 820	$ 792
Tobacco inventory and advances	1,853	3,071
Net property, plant and equipment	13	1,244
Other assets	-	54
Total assets of discontinued operations	$ 2,686	$ 5,161
Liabilities of discontinued operations:		
Accounts payable	$ 532	$ 187
Advances from customers	1,521	-
Accrued expenses	468	1,683
Total liabilities of discontinued operations	$2,521	$ 1,870

Discontinued Non-Tobacco Operations, Other Regions Segment
In January 2004, the Company acquired a majority interest in a non-tobacco entity previously reported using the equity method of accounting. Production expectations and the development of emerging markets did not meet management's expectations. As a result, the Company began investigating strategic alternatives for its non-tobacco operation in Fiscal 2006, which led to an impairment evaluation in accordance with SFAS No. 144 and recorded asset impairment charges of $1,764. The Company reevaluated the criteria for classifying the assets as held for sale and reporting the results of operations as discontinued operation in the fourth quarter of fiscal 2006 and concluded that the Company now met all of the criteria prescribed by SFAS No. 144. The assets of the non-tobacco operations were reclassified as held for sale and the results of operations, including the impairment charge, were presented as discontinued operations. The Company sold the assets on April 13, 2006.

Results of operations and the assets and liabilities of our business reported as discontinued operations were as follows:

	Years Ended March 31,		
	2007	2006	2005
Sales and other revenues	$ 5	$ 413	$ 455
Loss from discontinued operations, net of tax:			
Income (loss) from discontinued operations, before tax	$ 42	$(2,933)	$(7,616)
Income tax expense / (benefit)	2,633	(1,040)	(3,967)
Loss from discontinued operations, net of tax	$(2,591)	$(1,893)	$(3,649)

	March 31, 2007	March 31, 2006
Assets of discontinued operations:		
Trade receivables, net of allowances	$ -	$ 20
Net property, plant and equipment	-	1,100
Other assets	-	425
Total assets of discontinued operations	$ -	$ 1,545
Liabilities of discontinued operations:		
Accounts payable	$ -	$ 718
Accrued expenses	-	111
Total liabilities of discontinued operations	$ -	$ 829

(in thousands)

Note D – Restructuring and Asset Impairment Charges

As a result of the merger, the Company developed a detailed preliminary integration plan as of the closing of the merger with Standard that addressed each origin and functional area. Through the use of regional integration teams, assessments were made of each of DIMON's and Standard's processing facilities around the world as well as identification of countries in which there may be duplicative facilities and/or excess capacity. The plan also reviewed origin and corporate offices. As a result of these closures and redundancies, the plan also included a significant reduction in the global workforce. Subsequent to the acquisition of Standard, the Company has continued assessing relevant information obtained as it relates to markets and customers that were not available prior to the merger which has resulted in modifications to the preliminary integration plan. The integration plan specifically identifies all significant actions to be taken to complete the plan, activities of the acquired company that will not be continued, including the method of disposition and location of those activities, and the plan's expected date of completion. Actions required by the plan were initiated immediately and have continued throughout fiscal 2006 and 2007. The Company has completed the planning process and made the necessary adjustments to the consolidated financial statements.

In fiscal 2006, integration charges resulting from the Company's decisions had different accounting treatment depending on whether they were related to former DIMON operations or former Standard operations. In accordance with Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Conjunction with a Purchase Business Combination, the Company recorded the costs of a plan to (1) exit an activity of the former Standard operations, (2) involuntarily terminate employees of the former Standard operations, or (3) relocate employees of the former Standard operations as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost resulting in an increase in goodwill. The Company concluded that these costs were not associated with or were not incurred to generate revenues of the combined entity after the consummation date, had no future economic benefit to the combined Company, were incremental to other costs incurred in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit an activity of the Standard. However, all costs of integration actions associated with former DIMON operations are recorded in earnings as restructuring and asset impairment costs.

In fiscal 2007, all costs of integration actions associated with former DIMON and former Standard operations are recorded in earnings as restructuring and asset impairment costs only when they are incurred or meet the criteria for recording in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" or SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities.

Employee related severance costs for 2006 totaled $30,944. Severance and other cash charges for 2006 totaled $43,805. Related payments of $30,161 were made in 2006 with $13,057 paid in 2007 and $587 to be paid in 2008. During fiscal 2007, the Company recorded additional restructuring costs of $9,835 related primarily to additional employee severance costs of which $7,675 were paid in fiscal 2007 with the remaining balance of $2,160 to be paid in 2008. Restructuring and asset impairment costs of the South American segment and the Other Regions segment were $1,097 and $28,676, respectively during the year ended March 31, 2007, and $2,376 and $83,035, respectively during the year ended March 31, 2006. Payments of $1,150 and $1,708 were made for the South American segment during the years ended March 31, 2007 and March 31, 2006, respectively. Payments of $19,582 and of $29,318 were made for the Other Regions segment during the same respective periods. As of March 31, 2007, there was a balance of $30 and $2,717 to be paid in 2008 for the South America segment and the Other Regions segment, respectively.

In addition to the above actions, the Company has incurred significant costs primarily related to legal and professional fees to effect the merger. These costs are $5,367 for the year ended March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note D – Restructuring and Asset Impairment Charges *(Continued)*

The following table summarizes the integration actions as of March 31, 2007, 2006 and 2005:

Restructuring and Asset Impairment Charges	Years Ended March 31, 2007	2006	2005
Employee separation and other cash charges:			
Beginning balance	$ 13,644	$ 865	$ 1,582
Period Charges:			
Severance charges	8,163	14,828	2,146
Spanish operations sale	495	2,000	-
Other cash charges	1,177	5,367	-
Total employee separation and other cash charges	9,835	22,195	2,146
Payments through March 31	(20,732)	(17,033)	(2,863)
Ending balance March 31, 2006 of purchase accounting adjustments to goodwill	-	7,617*	-
Ending balance March 31	$ 2,747	$13,644	$ 865
Asset impairments and other non-cash charges:			
SFAS No. 144 asset impairment – tobacco operations:			
CdF operations assets impairment	$ -	$12,520**	$ -
Spanish operations assets impairment	-	1,241	-
Greece machinery and equipment impairment	3,689	-	-
Thailand assets impairment	1,143	-	-
Other non-cash charges	1,860	1,556	690
Deconsolidated Zimbabwe cost investments	13,246	47,899	-
Total asset impairments and other non-cash charges	$ 19,938	$63,216	$ 690
Total restructuring and asset impairment charges	$ 29,773	$85,411	$ 2,836

* Represents March 31, 2006 ending balances for former Standard Commercial Corporation employees of $7,617.

** Includes pretax charges of $7,409 and $5,111 for fixed asset and intangible asset impairments, respectively.

Purchase Accounting Adjustments to Goodwill	Year Ended March 31, 2006
Employee separation and other cash charges:	
Severance charges	$ 16,116
Spanish tobacco operations obligations	3,800
Other cash charges	1,694
Total employee separation and other cash charges	21,610
Payments through March 31, 2006	(13,993)
Ending balance March 31, 2006	$ 7,617*
SFAS No. 144 asset impairment – tobacco operations – Spain	$ 3,535
Total severance and exit activity charges	$ 25,145

(in thousands)

Note D – Restructuring and Asset Impairment Charges *(Continued)*

Sale of Spanish tobacco operations
On February 1, 2006, the Company entered into agreement to sell 100% of the stock of Agroexpansion, S.A., its former DIMON operation, and World Wide Tobacco España,, S.A. (WWTE), its former Standard operation. In connection with the decision to close the operations, the Company reviewed its fixed assets for impairment. In the third and fourth quarters of fiscal 2006, the Company recorded asset impairment and restructuring costs of $10,576. Of this amount, the Company recognized $3,241 in earnings and an adjustment related to the former Standard operations of $7,335 as an adjustment to the purchase price of the merger at March 31, 2006 in connection with the pending sale. The Company completed the sale of Agroexpansion and WWTE on August 1, 2006. Additional restructuring charges of $495 were recorded during the fiscal year ended March 31, 2007, to complete the transaction.

Zimbabwe Investment Impairment
As of March 31, 2006, the Company deconsolidated its operations in Zimbabwe in accordance with the Accounting Research Bulletin 51, Consolidated Financial Statements ("ARB 51"). ARB 51 provides that when a parent does not have control over a subsidiary due to severe foreign exchange restrictions or governmentally imposed uncertainties, the subsidiary should not be consolidated. A non-cash impairment charge of $47,899 was recorded to reduce the net investment in Zimbabwe operations to estimated fair value at March 31, 2006 based on a discounted cash flow model.

Governmental authorization is required before any dividends can be paid from a Zimbabwe operation. The Company's Zimbabwe operations had tried unsuccessfully to pay dividends in prior years due to certain unattainable criteria set by the Reserve Bank of Zimbabwe and the government not granting the necessary authorizations. During the three months ended September 30, 2006, the Company received a $10,000 dividend payment from one of its Zimbabwe subsidiaries that had been negotiated with the Zimbabwe authorities. The $10,000, which was paid from Zimbabwe dollar devaluation gains for the year ended December 31, 2005, was permitted as a result of a negotiated prepayment of $20,000 of export funds due into Zimbabwe at a later date. The dividend was recorded as a reduction in the investment in the Zimbabwe subsidiary. The Company does not consider the ability to pay dividends in the near future a possibility.

Current economic and political conditions have continued to decline in fiscal 2007 as inflation, lending rates and investment rates have deteriorated. General farming operations are being negatively impacted by the lack of foreign exchange to buy crop inputs and fuel. The crop size in Zimbabwe also continues to decline. Due to these continually declining conditions, the Company decided to reevaluate the Zimbabwe operational structure. As a result, several significant operational changes were made including the closure of the Zimbabwe processing factory, outsourcing the 2006 crop tobacco processing and a significant reduction in permanent personnel.

Based on events discussed above, the Company evaluated the fair value of the Zimbabwe operations and again determined that the net investment in the Zimbabwe operations exceeded the estimated fair value. The Company recorded an additional non-cash impairment charge of $13,246 during fiscal 2007 to write down the net investment in the Zimbabwe operations to zero.

SFAS No. 144 - Asset Impairment

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company recognizes the asset impairment when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Realization values for assets subject to impairment testing are determined primarily by management, taking into consideration various factors including appraisals, quoted market prices or previous experience. If the asset remains in service at the decision date, the asset is written down to its fair value and the resulting book value is depreciated over its remaining economic useful life.

(in thousands)

Note D – Restructuring and Asset Impairment Charges *(Continued)*

SFAS No. 144 - Asset Impairment *(Continued)*

CdF - Sale of dark air-cured operations
As a consequence of the ongoing dark air-cured overcapacity, the Company began tentative negotiations to dispose of these operations. In June 2005, the Company reviewed its assets for impairment and a pre-tax impairment charge of $4,548 was recorded based on a discounted cash flow model which primarily related to intangibles of the dark air –cured tobacco operation in Indonesia. On January 23, 2006, the Company entered into a non-binding letter of intent to sell its ownership interest in Compania General de Tabacos de Filipinas, S.A. (CdF), the owner of the Company's dark air-cured tobacco business. In connection with this letter of intent, additional asset impairment charges of $7,972 were recorded during fiscal 2006. In 2007, an additional restructuring charge of $1,033, primarily related to employee severance costs, was recorded. The Company anticipates the completion of the transaction during the quarter ended December 31, 2007.

Thailand – Asset Impairment
In fiscal 2006, concurrent with the closure of the former DIMON Thailand processing facilities, assets of $5,736 were reclassified in the Company's balance sheet to assets held for sale. These assets are primarily land and production facilities that have become redundant as a result of the merger.

As a result, during the three months ended September 30, 2006, the Company conducted a review of the fair value of the Thai assets held for sale and recorded an asset impairment charge of $1,333 related to land and buildings based on contractual sales prices. During the three months ended March 31, 2007, the impairment charge recorded in the prior quarters was reduced by $190, when the sales transaction was completed.

Greece – Asset Impairment
As a result of the partial and pending full closure of Greek operations, the Company tested the long-lived assets for impairment in accordance with SFAS No. 144. During the three months ended September 30, 2006, the Company recorded an asset impairment charge of $3,166 related to machinery and equipment based on a discounted cash flow model. In the quarter ended March 31, 2007, due to the delay of sale an additional impairment charge of $523 was recorded for machinery and equipment.

Assets Held for Sale
As of March 31, 2007, assets of $2,793 were actively marketed, classified as assets held for sale and reported in Other Current Assets in the Company's Consolidated Balance Sheet. The Company evaluated the criteria of SFAS No. 144 and concluded that these assets qualify as assets held for sale. These assets were primarily production and administrative facilities that had become redundant as a result of the merger.

Note E – Goodwill and Other Intangibles

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase accounting method for business combinations and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 stipulates a non-amortization approach to account for purchased goodwill and certain intangible assets with indefinite useful lives. It also requires at least an annual assessment for impairment by applying a fair value based test. Intangible assets with finite useful lives continue to be amortized over the useful lives.

The Company tests the carrying amount of goodwill for each reporting unit annually as of the first day of the last quarter of the fiscal year and whenever events or circumstances indicate that impairment may have occurred. The testing is based on a discounted cash flow approach for each reporting unit to determine fair value (Step 1). The Company also tests the sensitivities of these fair value estimates to changes in our earnings growth rate and discount rate. When a possible impairment for a reporting unit is indicated, the implied fair value of goodwill is tested by comparing the carrying amount of the net assets of the reporting unit excluding goodwill to the total fair value (Step 2). When the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded.

(in thousands)

Note E – Goodwill and Other Intangibles *(Continued)*

In fiscal 2006, the Company changed from one to five operating segments which required the Company to re-evaluate its historical SFAS No. 142 assumption of only one reporting unit. SFAS No. 142 states that the reporting unit is considered as an operating segment or one level below an operating segment (i.e. a component of an operating segment). A component of an operating segment can be a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. SFAS No. 142 does provide that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

The Company has the following five reporting units of which all goodwill was allocated to North America and South America: Africa, Asia, Europe, North America and South America. In accordance with SFAS No. 142, the company performed the annual goodwill testing for fiscal 2006 and completed the Step 1 test.

- As a result of the North America and South America reporting units failing Step 1 the Company completed Step 2 to measure the impairment loss, if any, by comparing the implied fair value of the reporting unit with the carrying amount of goodwill. The fair value of the reporting unit was estimated using the expected present value of future cash flows. Based on this analysis the Company recorded a total goodwill impairment charge of $256,916 during the fourth quarter of fiscal 2006.
- Of the total goodwill impairment charge, $75,742 related to North America. Prior to the merger with Standard, no goodwill was previously allocated to the former DIMON operating segment in North America. As a result of declines in the U.S. market share due to unanticipated decreased customer demand and reduced crop size, indicators of impairment were present in the fourth quarter of fiscal 2006. Accordingly, Step 2 testing was required resulting in the related goodwill impairment charge.
- Of the total goodwill impairment charge, $181,174 related to South America. Prior to the merger, all previous goodwill of $151,772 was allocated to the South America operating region. Merger related goodwill of $29,402 was allocated to South America. There were several changes in the South America region that significantly impacted operations in 2006. First was the impact of the absorption of local intrastate trade taxes resulting from a change in local laws. Second was the effect of the strong local currency on prices paid to growers and related tobacco conversion costs. Third was the impact of the poor quality of the 2005 crop. These factors negatively impacted the reporting unit's future cash flow projections. Some of these factors are expected to continue to affect cash flow projections which indicated impairment in the fourth quarter of fiscal 2006. Accordingly, Step 2 was required and the related impairment charge was recorded.

Testing for fiscal 2007 found no indication for further impairment. The carrying value of other intangible assets as of March 31, 2007, after consideration of fully amortized intangibles, is $44,846 gross and $30,923 net and represents customer relationship and production and supply contracts. These intangible assets were determined by management to meet the criterion for recognition apart from goodwill and have finite lives. The Company did not have any indefinite-lived intangible assets, other than goodwill, as of the July 1, 2002 adoption date or the March 31, 2007 balance sheet date. The Company uses judgment in assessing whether the carrying amount of its intangible assets is not expected to be recoverable over their estimated remaining useful lives. The factors considered include but are not limited to the expected cash flows generated from the business or assets, economic factors and changes in the marketplace. Based on test results of all pertinent factors, an adjustment of $5,111 related to a supply contract was recorded in fiscal 2006. Amortization expense associated with these intangible assets was $2,833, $3,543 and $2,681 for the years ended March 31, 2007, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note E – Goodwill and Other Intangibles *(Continued)*

Goodwill and Intangible Asset Rollforward:

	Unamortizable Goodwill			Amortizable Intangibles		
	South America Segment	Other Regions Segment	Total	Customer Relationship Intangible	Production and Supply Contract Intangibles	Total
Weighted average remaining useful life in years as of March 31, 2007	-	-	-	18	1	
March 31, 2005 balance:						
Gross carrying amount	$151,772	$ -	$151,772	$ -	$ 19,662	$171,434
Accumulated amortization	-	-	-	-	(10,952)	(10,952)
Net balance	151,772	-	151,772	-	8,710	160,482
Purchase goodwill and intangibles*	29,402	79,928	109,330	33,700	-	143,030
Amortization expense	-	-	-	(1,474)	(2,069)	(3,543)
SFAS No. 142 Goodwill impairment	(181,174)	(75,742)	(256,916)	-	-	(256,916)
SFAS No. 144 Intangible asset impairment	-	-	-	-	(5,111)	(5,111)
March 31, 2006 balance	-	4,186	4,186	32,226	1,530	37,942
Amortization expense	-	-	-	(1,685)	(1,148)	(2,833)
March 31, 2007 balance	$ -	$ 4,186	$ 4,186	$30,541	$ 382	$ 35,109

* See Note B "Merger of DIMON Incorporated and Standard Commercial Corporation" to the "Notes to Consolidated Financial Statements" for further information.

Estimated Intangible Asset Amortization Expense:

	Customer Relationship Intangible	Production and Supply Contract Intangibles	Total
For year ended 2008	$ 1,685	$ 382	$ 2,067
For year ended 2009	1,685	-	1,685
For year ended 2010	1,685	-	1,685
For year ended 2011	1,685	-	1,685
For year ended 2012	1,685	-	1,685
Later years	22,116	-	22,116
	$ 30,541	$ 382	$ 30,923

(in thousands)

Note F – Derivative and Other Financial Instruments

Fair Value of Derivative Financial Instruments
In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recognizes all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

The fair value estimates presented herein are based on quoted market prices. During the years ended March 31, 2007 and 2006, there were no qualified cash flow hedges. During the year ended March 31, 2005, accumulated other comprehensive income decreased by $637, net of deferred taxes of $324, due to the reclassification into earnings, primarily as cost of goods and services sold, due to the fulfillment of transactions.

The carrying value and estimated fair value of the Company's long-term debt are $731,856 and $782,048 respectively, as of March 31, 2007 and $772,585 and $754,146 respectively, as of March 31, 2006.

Floating to Fixed Rate Interest Swaps
Prior to the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company entered into multiple interest rate swaps to convert a portion of its worldwide debt portfolio from floating to fixed interest rates to reduce its exposure to interest rate volatility. As of June 30, 2006, all instruments of this type had been terminated. SFAS No. 133 eliminated hedge accounting treatment for these instruments because they do not meet certain criteria. Accordingly, the Company is required to reflect the full amount of all changes in their fair value, without offset, in its current earnings. These fair value adjustments have caused substantial volatility in the Company's reported earnings. For the years ended March 31, 2007 and 2006, the Company recognized non-cash income before income taxes of $290 and $5,092, respectively from the change in fair value of these derivative financial instruments. With the recognition of each income or expense relating to these instruments, a corresponding amount is recognized in Pension, Postretirement and Other Long-Term Liabilities.

Forward Currency Contracts
The Company periodically enters into forward or option currency contracts to protect against volatility associated with certain non-U.S. dollar denominated forecasted transactions. In accordance with SFAS No. 133, when these derivatives qualify for hedge accounting treatment, they are accounted for as cash flow hedges and are recorded in other comprehensive income, net of deferred taxes.

The Company has entered into forward currency contracts to hedge cash outflows in foreign currencies around the world for green tobacco purchases and processing costs. Some of these contracts do not meet the requirements for hedge accounting treatment under SFAS No. 133, and as such, are reported in income. For the years ended March 31, 2007 and 2006, income of $12,914 and $1,606, respectively, has been recorded in cost of goods and services sold.

Credit Risk
Financial instruments, including derivatives, expose the Company to credit loss in the event of non-performance by counterparties. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. If counterparty fails to meet the terms of an arrangement, the Company's exposure is limited to the net amount that would have been received, if any, over the arrangement's remaining life. The Company does not anticipate non-performance by the counterparties and no material loss would be expected from non-performance by any one of such counterparties.

(in thousands)

Note G – Short-Term Borrowing Arrangements

Excluding all long term credit agreements, the Company has lines of credit arrangements with a number of banks under which the Company may borrow up to a total of $485,248 at March 31, 2007 ($599,439 at March 31, 2006). The weighted average variable interest rate for the twelve months ending March 31, 2007 was 6.26%. At March 31, 2007 and 2006, amounts outstanding under the lines were $179,097 and $299,930, respectively. Unused lines of credit at March 31, 2007 amounted to $275,544 ($232,864 at March 31, 2006), net of $30,607 of letters of credit lines. Certain non-U.S. borrowings of approximately $9,681 have inventories of approximately $10,955 as collateral. As noted below, there is limited recourse against certain receivables of the Company if the Company fails to fulfill its contractual obligations. There were no compensating balance agreements at March 31, 2007.

The Company has entered into a $25,000 limited recourse receivable purchase program with one of its lenders. Under the program, the lender takes the receivable payment risk of the customer subject to usual and customary covenants, while the Company fulfills contractual obligations. Funding of the purchased receivable is 80% of the face value, and the Company retains an interest in the remaining 20%, which is paid at collection. As of March 31, 2007, $2,265 ($19,031 at March 31, 2006) was funded under the program and recorded in short-term borrowings.

Note H – Long-Term Debt

Senior Secured Credit Facility

On March 30, 2007, the Company entered into an Amended and Restated Credit Agreement (the "Credit Agreement"), with a syndicate of banks that amends and restates the Company's prior credit agreement and provides for a senior secured credit facility (the "Credit Facility") that consists of:

- a three and one-half year $240,000 revolver (the "Revolver") which initially accrues interest at a rate of LIBOR plus 2.75%; and
- a four-year $145,000 term loan B (the "Term Loan B") which accrues interest at a rate of LIBOR plus 2.25%.

The interest rate for the Revolver may increase or decrease according to a consolidated interest coverage ratio pricing matrix as defined in the Credit Agreement. Effective May 25, 2007, the Company increased the Revolver by $10,000 to $250,000 by adding additional Lenders thereto.

Borrowers and Guarantors. One of the Company's primary foreign holding companies, Intabex Netherlands B.V. ("Intabex"), is co-borrower under the Revolver, and the Company's portion of the borrowings under the Revolver is limited to $150,000 outstanding at any one time. Intabex is the sole borrower under the Term Loan B. One of the Company's primary foreign trading companies, Alliance One International AG ("AOIAG"), is a guarantor of Intabex's obligations under the Credit Agreement. Such obligations are also currently guaranteed by the Company and must be guaranteed by any of its material direct or indirect domestic subsidiaries.

Collateral. The Company's borrowings under the senior secured credit facility are secured by a first priority pledge of:

- 100% of the capital stock of any material domestic subsidiaries;
- 65% of the capital stock of any material first tier foreign subsidiaries;
- U.S. accounts receivable and U.S. inventory owned by the Company or its material domestic subsidiaries (other than inventory the title of which has passed to a customer and inventory financed through customer advances); and
- Intercompany notes evidencing loans or advances the Company makes to subsidiaries that are not guarantors.

In addition, Intabex's borrowings under the Credit Facility are secured by a pledge of 100% of the capital stock of Intabex, AOIAG, and certain of the Company's and Intabex's material foreign subsidiaries.

(in thousands)

Note H – Long-Term Debt *(Continued)*

Senior Secured Credit Facility *(Continued)*

Financial Covenants. The Credit Facility includes certain financial covenants and required financial ratios, including:

- a minimum consolidated interest coverage ratio of not less than 1.55 to 1.00;
- a maximum consolidated leverage ratio of not more than 6.25 to 1.00;
- a maximum consolidated total senior debt to borrowing base ratio of not more than 0.90 to 1.00; and
- a maximum amount of annual capital expenditures of $40,000 during any fiscal year of the Company.

Certain of these financial covenants and required financial ratios adjust over time in accordance with schedules in the Credit Agreement.

The Credit Agreement also contains certain customary affirmative and negative covenants, including, without limitation, restrictions on additional indebtedness, guarantees, liens and asset sales.

The Company continuously monitors its compliance with these covenants and is not in default as of, or for the year ended, March 31, 2007. If the Company was in default and was unable to obtain the necessary amendments or waivers under its Credit Facility, the lenders under that facility have the right to accelerate the loans thereby demanding repayment in full and extinguishment of their commitment to lend. Certain defaults under the Credit Facility would result in a cross default under the indentures governing the Company's senior notes and senior subordinated notes and could impair access to its seasonal operating lines of credit in local jurisdictions. A default under the Company's Credit Facility would have a material adverse effect on its liquidity and financial condition.

Senior Notes

On May 13, 2005, the Company issued $315,000 of 11% senior notes due 2012 and on March 7, 2007, the Company issued $150,000 of 8 ½% senior notes due 2012 at a 0.5% original issue discount to reflect an 8.6% yield to maturity. The indentures governing each of the 11% senior notes and the 8 ½% senior notes contain certain covenants that, among other things, limit the Company's ability to incur additional indebtedness; issue preferred stock; merge, consolidate or dispose of substantially all of its assets; grant liens on its assets; pay dividends, redeem stock or make other distributions or restricted payments; repurchase or redeem capital stock or prepay subordinated debt; make certain investments; agree to restrictions on the payment of dividends to the Company by its subsidiaries; sell or otherwise dispose of assets, including equity interests of its subsidiaries; enter into transactions with its affiliates; and enter into certain sale and leaseback transactions.

Senior Subordinated Notes

On May 13, 2005, the Company issued $100,000 of 12 3/4% senior subordinated notes due 2012 at a 10% original issue discount to reflect a 15% yield to maturity. The indenture governing the senior subordinated notes contains covenants substantially identical to those contained in the indentures governing the 11% senior notes and the 8 ½% senior notes.

Foreign Seasonal Lines of Credit

The Company has typically financed its non-U.S. operations with uncommitted unsecured short term seasonal lines of credit at the local level. These operating lines are seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans and demand repayment of loans at any time. These loans are typically renewed at the outset of each tobacco season. As of March 31, 2007, the Company had approximately $179,097 drawn and outstanding on foreign seasonal lines totaling $485,248. Additionally against these lines there was $12,765 available in unused letter of credit capacity with $17,842 issued but unfunded.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*

Alliance One International, Inc. and Subsidiaries
(in thousands)

Note H – Long-Term Debt *(Continued)*

The following table summarizes our debt financing as of March 31, 2007:

	Outstanding March 31,		March 31, 2007 Lines and Letters	Interest	Repayment Schedule by Fiscal Year (5)					
	2006	2007	Available	Rate	2008	2009	2010	2011	2012	Later
Senior secured credit facility:										
Revolver (1)	$ -	$ -	$240,000							
Term loan A	142,500	-	-		$ -	$ -	$ -	$ -	$ -	$ -
Term loan B	198,000	145,000	-	9.5%	1,450	1,450	1,450	140,650	-	-
	340,500	145,000	240,000		1,450	1,450	1,450	140,650	-	-
Senior notes:										
11% senior notes due 2012	315,000	315,000	-	11.0%	-	-	-	-	-	315,000
8 ½% notes due 2012	-	149,270	-	8.5%	(119)	(131)	(142)	(155)	(169)	149,986
Other (2)	10,157	10,157	-		-	-	-	-	3,437	6,720
	325,157	474,427	-		(119)	(131)	(142)	(155)	3,268	471,706
12 ¾% senior subordinated note due 2012	90,712	91,608	-	12.8%	(1,040)	(1,206)	(1,400)	(1,625)	(1,885)	98,764
Other long-term debt (3)	16,216	20,821	22,456	11.2%	4,940	12,770	1,903	889	29	290
Notes payable to banks (3) (4)	299,930	179,097	275,544	6.3%	-	-	-	-	-	-
Total debt	$1,072,515	$910,953	538,000		$5,231	$12,883	$1,811	$139,759	$1,412	$570,760
Short term	$ 299,930	$179,097								
Long term:										
Long term debt current (5)	$ 28,091	$ 5,231								
Long term debt (5)	744,494	726,625								
	$ 772,585	$731,856								
Letters of credit	$ 30,072	$ 17,842	12,765							
Total credit available			$550,765							

(1) Revolver available balance does not reflect the $10,000 increase effective May 25, 2007

(2) Balance consists of legacy DIMON and Standard Senior Notes with balances and maturities as follows:

$ 3,437	9 5/8% Senior Notes due 2011
435	7 3/4% Senior Notes due 2013
6,285	8% Senior Notes due 2012
$10,157	

(3) Weighted average rate for the year ended March 31, 2007

(4) Primarily foreign seasonal lines of credit

(5) Debt classification and repayment are based on a next twelve months basis and does not reflect the additional $50,000 paydown on term loan B made after the fiscal year end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note I – Long-Term Leases

The Company has both capital and operating leases. The operating leases are for land, buildings, automobiles and other equipment; the capital leases are primarily for production machinery and equipment. The capitalized lease obligations are payable through 2012. Interest rates are imputed at 4.17% to 8.94%. Amortization is included in depreciation expense. Minimum future obligations and capitalized amounts are as follows:

	Capital Leases	Operating Leases
2008	$162	$ 5,717
2009	165	4,608
2010	108	3,909
2011	21	2,013
2012	17	1,745
Remaining	-	8,410
	473	$26,402
Less interest and deposits	17	
Present value of net minimum lease payments	456	
Less current portion of obligations under capital leases	156	
Long-term obligations under capital leases	$300	
Capitalized amounts:		
Machinery and equipment, primarily vehicles	$692	
Accumulated amortization	(334)	
	$358	

Note J – Equity in Net Assets of Investee Companies

The Company has equity basis investments in companies located in Asia and South America which purchase and process tobacco. The investments in Asia were acquired as part of the merger of Standard with and into DIMON. The Asia investees and ownership percentages are as follows; Transcontinental Leaf Tobacco India Private Ltd. (India) 49%, Siam Tobacco Export Company (Thailand) 49%, Adams International Ltd. (Thailand) 49%. The information presented in the tables below includes only the results of those companies after May 13, 2005. Information presented prior to the merger includes the Company's 50% owned South America investee, Espinosa (Colombia). Summarized financial information for these investees for fiscal years ended March 31, 2007, 2006 and 2005 follows:

	Years Ended March 31,		
Operations Statement Information	2007	2006	2005
Sales	$ 92,271	$66,190	$2,746
Gross Profit	10,501	9,038	699
Net Income	1,821	2,042	178

	March 31,	
Balance Sheet Information	2007	2006
Current Assets	$52,912	$62,384
Property, plant and equipment and other assets	29,990	27,552
Current Liabilities	36,213	45,875
Long-term obligations and other liabilities	9,079	8,273
Interests of other shareholders	19,168	18,231
Company's interest	18,461	17,557

(in thousands)

Note K – Stock – Based Compensation

Stock – Based Compensation Award Plans

In November 2003, the shareholders of the company approved the Alliance One International, Inc. 2003 Incentive Plan (formerly known as the DIMON Incorporated 2003 Incentive Plan) (the "2003 Plan") which incorporated shares remaining for issuance under the DIMON Incorporated Omnibus Stock Incentive Plan ("Prior Plan") and authorized the addition of 2,200 shares for the 2003 Plan. The amount of shares is subject to increase for shares issued in the event of a stock dividend, stock split, subdivision or combination or other similar change in the capital structure of the Company, or any other event that, in the judgment of the Executive Compensation Committee (the "Committee"), necessitates adjustment of the maximum number of shares available for issuance. The 2003 Plan authorizes the issuance of various stock incentives to any employee of the Company or any subsidiary and any member of the Board that the Committee determines has contributed to the profits or growth of the Company or its affiliates, including nonqualified or incentive stock options, stock appreciation rights, shares of restricted stock, performance shares and incentive awards. As of the closing date of the merger, stock options and restricted stock awards previously issued by Standard Commercial Corporation to its employees and directors were assumed by the Company and are included in the shares awarded under the 2003 Plan.

Adoption of SFAS No. 123(R)

The Company currently has three types of stock based compensation awards: Stock Options, Stock Options with Stock Appreciation Rights, and Restricted Stock. These various types of grants are made in accordance with the Alliance One International, Inc. 2003 Incentive Plan (the Plan) which was approved by shareholders of the Company in November 2003. This plan authorizes the issuance of the various stock based compensation awards to any employee of the Company or any subsidiary and any member of the Board that the Executive Compensation Committee determines has contributed to the profits or growth of the Company or its affiliates. The Plan amended previous plans dating back to 1995. Under this plan and predecessor plans, 6,466 share based compensation awards have been authorized of which 2,800 options and 640 shares of restricted stock are outstanding and 1,769 shares are available for future awards. Shares issued under the Plan are new shares which have been authorized and designated for award under the Plan. In addition to the restricted shares outstanding above, 214 restricted shares remain outstanding under an approved plan of the former Standard Commercial Corporation. The individual awards are discussed in greater detail below.

On April 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment." This statement requires the Company to expense the fair value of grants of various stock-based compensation programs at fair value over the vesting period of the awards. The Company elected to adopt this statement using the "Modified Prospective Application" (MPA) transition method which does not result in the restatement of previously issued financial statements. Application of the MPA transition method requires compensation costs to be recognized beginning on the effective date for the estimated fair value at date of grant in accordance with the original provision of SFAS No. 123, "Accounting for Stock-Based Compensation," for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006. Awards granted after April 1, 2006 will be recognized as compensation expense based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The MPA transition method also requires that any unearned or deferred compensation recorded in "contra-equity" accounts be eliminated against the equity accounts that will be affected by the on-going recognition of stock based compensation. Accordingly, the Company has reclassified $3,134 from Unearned Compensation – Restricted Stock to Common Stock.

Prior to adoption of SFAS No. 123(R), all benefits of tax deductions resulting from the exercise of share-based compensation were presented as operating cash flows in the Company's Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that benefits of tax deductions in excess of deductions for compensation cost recognized (excess tax benefits) be classified as financing cash flows.

For the year ended March 31, 2007, compensation expense for stock-based compensation plans was $3,545, net of tax of $890.

Stock Option Awards

Stock options allow for the purchase of common stock at a price determined at the time the option is granted. This price has historically been the stock price on the date of grant. Stock options generally vest at the end of three years or ratably over four years and generally expire after ten years. The fair value of these options is determined at grant date using the Black-Scholes valuation model. The fair value is then recognized as compensation expense ratably over the vesting term of the options. There were 477, 533 and 517 stock options granted during the years ended March 31, 2007, March 31, 2006 and March 31, 2005 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note K – Stock – Based Compensation *(Continued)*
Stock Option Awards *(Continued)*

The following assumptions were used to determine the fair value of options issued in fiscal years:

	2007	2006	2005
Grant Price	$3.94	$3.96	$6.45
Exercise Price	$3.94	$3.96	$6.45
Expected Life in Years	6.25	7.0	7.0
Annualized Volatility	47%	38%	40%
Annual Dividend Rate	0%	3.03%	4.65%
Risk Free Rate	4.83%	4.08%	4.06%
Fair Value	$987	$693	$936

A summary of option activity for stock options follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2005	4,145	9.19	5.59	(12,691)
Acquired at merger	740	6.36	6.58	219
Granted	533	3.96	10.00	-
Exercised	(200)	3.13	3.99	(518)
Forfeited	(360)	8.54	6.62	(1,211)
Cancelled	(575)	13.89	-	(3,560)
Outstanding at March 31, 2006	4,283	7.55	5.49	(11,137)
Granted	477	3.94	10.00	-
Exercised	(1,251)	5.42	4.88	(3,081)
Forfeited	(345)	7.68	5.46	(1,188)
Cancelled	(364)	14.77	-	(3,560)
Outstanding at March 31, 2007	2,800	6.94	6.00	6,417
Vested and expected to vest at March 31, 2007	2,746	6.97	5.96	6,198
Exercisable at March 31, 2007	1,625	8.56	4.17	1,087

The intrinsic values in the table above represent the total pre-tax intrinsic value (the difference between the Company's closing stock price and the exercise price multiplied by the number of options). The closing price is the share price on the last trading day of the respective period ending dates, thus the amounts are not additive. In 2005, 34 options were exercised with an intrinsic value of $115. Cash received from the exercise of options for the year ended March 31, 2007 was $7,259. As of March 31, 2007, there was $1,324 of remaining unamortized stock-based compensation related to unvested options which will be expensed over the remaining service period through July 2010.

Shares vested in 2006 and the respective grant date fair values were 599 and $1,399. In 2005, 402 shares vested with a grant date fair value of $1,586. The table below shows the movement in unvested shares from March 31, 2006 to March 31, 2007.

	Shares	Weighted Average Grant Date Fair Value	Fair Value
Unvested March 31, 2006	1,427	$1.91	$2,728
Granted	477	2.07	988
Forfeited	(115)	2.10	(243)
Cancelled	(29)	2.58	(75)
Vested	(585)	2.21	(1,295)
Unvested March 31, 2007	1,175	1.79	$2,103

(in thousands)

Note K – Stock – Based Compensation *(Continued)*

Stock Options with Stock Appreciation Rights

Stock appreciation rights (SARs) have historically been granted in tandem with option grants under which the employee may choose to receive in cash the excess of the market price of the share on the exercise date over the market price on the grant date (the intrinsic value of the share) rather than purchase the shares. The choice to receive cash is limited to five years after grant. After the fifth year and up to the tenth year after grant, the employee will continue to be able to purchase shares under the award but no longer has the choice of receiving the intrinsic value of the shares. Compensation expense for Stock Options with Stock Appreciation Rights is treated as a liability due to the express ability of the employee to make the choice of whether to receive cash or purchase shares. Prior to the adoption of SFAS No. 123(R), the intrinsic value of SARs outstanding was multiplied by the cumulative vesting in each SAR award to determine the liability at each balance sheet date. Amounts charged to compensation expense resulted from the change in the vested intrinsic value between balance sheet dates. Following adoption of SFAS No. 123(R), the fair value of SARs are determined at each balance sheet date using a Black-Scholes valuation model multiplied by the cumulative vesting of each SAR award. After consideration for estimated forfeitures, this change in accounting resulted in a cumulative effect of accounting change adjustment of $252.

Options with Attached SARs	Shares	Weighted Average Exercise Price	SAR Term	Aggregate Intrinsic Value	Aggregate Fair Value
Outstanding at April 1, 2006	520	$6.72	2.12	$(965)	$435
Exercised	(12)	$6.47	0.94	$20	$(29)
Forfeited	(92)	$6.68	1.91	$(194)	$(61)
Expired	(88)	$7.44	-	$(307)	-
Outstanding at March 31, 2007	328	$6.54	1.84	$881	$1,208
Exercisable at March 31, 2007	196	$6.60	1.16	$514	$512
Vested and Expected to Vest	294	$6.53	1.79	$794	$1,076

As of March 31, 2007, there was $329 of remaining unearned compensation expense related to stock options with attached SARs which will be expensed over the remaining service period through October 2008. However, since actual compensation expense will be determined by the change in fair value of the SARs from period to period, actual compensation expense related to these awards may be different from this amount. The Company recognized expense of $619, $112 and $390 for the years ended March 31, 2007, 2006 and 2005, respectively, related to stock options with attached SARs.

The following table shows unvested SAR activity.

	Shares	Weighted Average Grant Date Fair Value	Aggregate Grant Date Fair Value
Unvested March 31, 2006	271	$2.19	$594
Forfeited	(24)	2.63	(63)
Vested	(103)	2.54	(292)
Unvested March 31, 2007	132	1.81	$239

(in thousands)

Note K – Stock – Based Compensation *(Continued)*

Restricted Stock *(Continued)*

Assumptions used to determine the fair value of SARs as of March 31 included the following:

	2007	2006
Stock Price	$9.23	$4.86
Exercise Price	$6.54	$6.72
Expected Life in Years	1.6	2.14
Annualized Volatility	42%	44%
Annual Dividend Rate	0%	0%
Discount Rate	4.77%	5.00%

Exercise of a SAR is limited to five years from the date of grant. The expected life of the SARs reflects this fact. The discount rate used is the risk free treasury bill rate consistent with the expected life. Volatility is based on historical volatility of the Company.

Restricted Stock

Restricted stock is common stock that is both non-transferable and forfeitable unless and until certain conditions are satisfied. The fair value of restricted shares is determined on grant date based on market value of the shares and is amortized over the vesting period which is generally three years.

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
Restricted at March 31, 2005	438	6.50
Acquired at merger	725	6.36
Granted	419	4.87
Vested	(480)	5.91
Forfeited	(34)	5.62
Restricted at March 31, 2006	1,068	5.56
Granted	366	3.94
Vested	(400)	6.07
Forfeited	(180)	4.53
Restricted at March 31, 2007	854	4.84

As of March 31, 2007, there was $1,535 of remaining unamortized deferred compensation associated with restricted stock awards that will be expensed over the remaining service period through July 2009. Expense recognized due to the vesting of restricted stock awards was $2,965, $2,665 and $623 for the years ended March 31, 2007, 2006 and 2005, respectively with tax benefits of $683, $666 and $156.

Fair Value Disclosures – Prior to Adoption of SFAS No. 123(R)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for the years ended March 31, 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note K – Stock – Based Compensation *(Continued)*

Fair Value Disclosures – Prior to Adoption of SFAS No. 123(R) *(Continued)*

(in thousands, except per share data)	Years Ended March 31, 2006	2005
Net income (loss), as reported	$(447,446)	$13,288
Add: Stock-based employee compensation expense (income) included in reported net income (loss), net of related tax effects of $39 and $136	(73)	(254)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects of $352 and $368	(654)	(684)
Pro forma net income (loss)	$(448,173)	$12,350
Earnings (loss) per share:		
Basic – as reported	$ (5.51)	$ 0.30
Basic – pro forma	$ (5.52)	$ 0.28
Diluted – as reported	$ (5.51)	$ 0.29
Diluted – pro forma	$ (5.52)	$ 0.27

Note L – Income Taxes

The components of income (loss) before income taxes, equity in net income of investee companies, minority interests and discontinued operations consisted of the following:

	Years Ended March 31, 2007	2006	2005
U.S.	$ (952)	$ (265,207)	$ (46,051)
Non-U.S.	14,038	(176,881)	83,431
Total	$ 13,086	$ (442,088)	$ 37,380

The details of the amount shown for income taxes in the Statements of Consolidated Operations and Comprehensive Income follow:

	Years Ended March 31, 2007	2006	2005
Current			
Federal	$ -	$ -	$ (665)
State	507	-	-
Non-U.S.	18,426	31,505	26,857
	$ 18,933	$ 31,505	$ 26,192
Deferred			
Federal	$ (9,105)	$ (28,610)	$ (6,886)
State	(1,068)	-	-
Non-U.S.	7,302	(20,426)	(6,193)
	$ (2,871)	$ (49,036)	$ (13,079)
Total	$ 16,062	$ (17,531)	$ 13,113

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note L – Income Taxes *(Continued)*

The reasons for the difference between income tax expense based on income (loss) before income taxes, equity in net income (loss) of investee companies and minority interests and the amount computed by applying the U.S. statutory federal income tax rate to such income are as follows:

	Years Ended March 31,		
	2007	2006	2005
Tax expense (benefit) at U.S. statutory rate	$ 4,580	$ (154,731)	$ 13,083
Effect of non-U.S. income taxes	6,558	(1,560)	(9,406)
U.S. taxes on non-U.S. income, net of tax credits	-	51,153	3,380
Goodwill and other asset impairment	6,544	102,313	-
Foreign tax credits carryforward	-	(64,390)	-
Change in valuation allowance	(10,536)	47,860	-
Increase in reserves for tax contingencies	7,664	-	-
Changes in tax rates	(1,455)	-	-
Permanent items	2,707	1,824	6,056
Actual tax expense (benefit)	$16,062	$ (17,531)	$ 13,113

The deferred tax liabilities (assets) are comprised of the following:

	March 31, 2007	March 31, 2006
Deferred tax liabilities:		
Non-U.S. taxes	$ -	$ 428
Unremitted earnings of non-U.S. subsidiaries	460	460
Fixed assets	13,162	24,941
Total deferred tax liabilities	$ 13,622	$ 25,829
Deferred tax assets:		
Reserves and accruals	$ (29,796)	$ (39,490)
Restructuring accruals	(741)	(2,526)
Tax credits	(64,614)	(70,495)
Tax loss carryforwards	(51,211)	(47,418)
Derivative transactions	(475)	(58)
Postretirement and other benefits	(21,692)	(26,151)
Other	(1,787)	(351)
Gross deferred tax assets	(170,316)	(186,489)
Valuation allowance	77,937	85,813
Total deferred tax assets	$ (92,379)	$(100,676)
Net deferred tax asset	$ (78,757)	$ (74,847)

(in thousands)

Note L – Income Taxes *(Continued)*

The following table presents the breakdown between current and non-current (assets) liabilities:

	March 31, 2007	March 31, 2006
Current asset	$ (25,143)	$ (37,003)
Current liability	4,493	7,205
Non current asset	(69,002)	(52,454)
Non current liability	10,895	7,405
Net deferred tax asset	$ (78,757)	$ (74,847)

The current portion of the deferred tax asset is included in "current deferred and recoverable income taxes" and the current portion of deferred tax liability is included in "income taxes."

For the years ended March 31, 2007 and 2006, the valuation allowance (decreased)/increased by $(7,876) and $54,713, respectively, based on management's judgment as to realization of certain deferred tax assets, primarily foreign tax credit carryovers in the U.S. and state and non-U.S. tax loss carryovers. At March 31, 2007, the Company released $(10,536) of the valuation allowance through continuing operations and established a valuation allowance of $2,660 through discontinued operations. At March 31, 2007, the Company has non-U.S. tax loss carryovers of $135,670 and U.S. state tax loss carryovers of $268,343, respectively. Of the non-U.S. tax loss carryovers, $9,231 will expire in 2008, $9,228 in 2009, $10,781 in 2010, $8,094 in 2011, $6,413 in 2012 and the remaining $91,923 will expire in later years. Of the U.S. state tax loss carryovers, $1,757 will expire in 2011 and $266,586 will expire in later years. At March 31, 2007, the Company has foreign tax credit carryovers in the U.S. of $60,117 that expire in 2016. These tax credits result from taxable remittances of foreign income of $419,927, plus tax gross-up, during the year ended March 31, 2006. Valuation allowances of $77,937 and $85,813 remain at March 31, 2007 and March 31, 2006, respectively, primarily related to foreign tax credits in the U.S. and state and non-U.S. tax loss carryovers that begin expiring in 2008.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryovers. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryover period.

The Company has provided deferred income taxes of $460 at March 31, 2007 and March 31, 2006 for estimated U.S. income taxes, net of foreign tax credits, for undistributed earnings of foreign subsidiaries that it no longer considers permanently reinvested overseas. No provision has been made for U.S. or foreign taxes that may result from future remittances of approximately $81,563 at March 31, 2007 and $111,883 at March 31, 2006 of undistributed earnings of foreign subsidiaries because management expects that such earnings will be reinvested overseas indefinitely. Determination of the amount of any unrecognized deferred income tax liability on these unremitted earnings is not practicable.

In June 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company on April 1, 2007. The Company is currently evaluating the impact of FIN 48 on its consolidated financial position, results of operations, and cash flows. In addition, since the Company is subject to potentially inconsistent actions by the governments of certain foreign countries in which it operates, the Company will continue evaluating the material impact of this interpretation concerning transfer pricing, tax presence liabilities, and other tax matters.

Note M – Employee Benefits

Retirement Benefits

As a result of the merger, the Company had multiple benefit plans across operations at several locations that resulted in increases in both pension cost and postretirement benefit cost. The Company evaluated alternatives for standardizing benefits and some plans have been combined. As a result of the integration of DIMON and Standard, the Company experienced workforce reductions that resulted in curtailment charges and credits, settlement charges and credits and partial plan terminations for pension and postretirement health plans in various locations.

(in thousands)

Note M – Employee Benefits *(Continued)*

Retirement Benefits *(Continued)*

The Company has a defined benefit plan that provides retirement benefits for substantially all U.S. salaried personnel based on years of service rendered, age and compensation. The Company merged the Standard Commercial Corporation Defined Benefit Plan into the Alliance One International, Inc. Pension Plan, a cash balance plan, effective January 1, 2006. Workforce reductions resulting from the merger of DIMON and Standard Commercial Corporations gave rise to a curtailment and a partial plan termination in the Alliance One International, Inc. Pension Plan. The Company also maintains various other Excess Benefit and Supplemental Plans that provide additional benefits to (1) certain individuals whose compensation and the resulting benefits that would have actually been paid are limited by regulations imposed by the Internal Revenue Code and (2) certain individuals in key positions. The Standard Commercial Corporation Supplemental Employee Retirement Plan was frozen as of December 31, 2005. Eligible individuals became participants in other Company benefit plans. The Supplemental Executive Retirement Plan and the Pension Equity Plan were amended and restated on March 30, 2007. Under the amended and restated plans, the participant's final average compensation is frozen as of March 31, 2007 while the value of offsetting benefits is not and will not be determined until the employee's termination of employment. These plans will be replaced with a Supplemental Retirement Account Plan (SRAP), a defined contribution program.

There were curtailments and special termination benefits recognized for several of these additional executive retirement plans. In fiscal 2006, pursuant to the merger, certain individuals were granted additional benefits under their employment agreements valued in excess of $1,300.

Additional non-U.S. plans sponsored by certain subsidiaries cover substantially all of the full-time employees located in Germany, Greece, Turkey, and United Kingdom. The Company froze the plans of Standard Commercial Corporation in the United Kingdom on March 31, 2006. Eligible employees became participants in other benefit plans.

The Company's policy is to contribute amounts to the plans sufficient to meet or exceed funding requirements of local governmental rules and regulations.

Adoption of SFAS No. 158

On September 29, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS No. 158"), which amends SFAS No. 87 and SFAS No. 106 to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006.

The Company adopted SFAS No. 158, as it relates to recognizing the funded status of its defined benefit pension and postretirement benefit plans in its statement of financial position and related disclosure provisions, on March 31, 2007. Upon adoption, the Company recorded an adjustment to accumulated other comprehensive income representing the recognition of previously unrecorded pension and postretirement healthcare liabilities related to net unrecognized actuarial losses, unrecognized prior service costs and unrecognized prior service credits. These amounts will be subsequently recognized as a component of net periodic pension cost pursuant to the Company's historical accounting policy for recognizing such amounts.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's statement of financial position at March 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of operations for the year ended March 31, 2007.

	At March 31, 2007		
	Prior to Adopting SFAS No. 158	**Effect of Adopting SFAS No. 158**	**As Reported**
Assets			
Non-current benefit asset	$ -	$ 6,864	$ 6,864
Intangible asset	244	(244)	-
Deferred tax asset	1,813	(3,340)	(1,527)
Liabilities			
Current benefit liability	-	5,922	5,922
Non-current benefit liability	69,753	(14,129)	55,624
Shareholders equity			
Accumulated other comprehensive income (loss)	(2,628)	11,487	8,859

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note M – Employee Benefits *(Continued)*

Retirement Benefits *(Continued)*

Amounts included in accumulated other comprehensive income, net of tax, at March 31, 2007 which have not yet been recognized in net periodic benefit cost are as follows:

	U.S. and Non-U.S. Pension Plans	Postretirement Heathcare Benefits	Total
Net actuarial loss (gain)	$ 4,462	$ (7,225)	$ (2,763)
Prior service cost	599	12,550	13,149
Deferred taxes	337	(1,864)	(1,527)
Amounts to be amortized	5,398	3,461	8,859
Reverse additional minimum pension liability, net of tax	2,628	-	2,628
Initial adoption of SFAS No. 158	$ 8,026	$ 3,461	$ 11,487

A reconciliation of benefit obligations, plan assets and funded status of the plans at March 31, 2007 and 2006, the measurement dates, was as follows:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation, beginning	$ 80,713	$ 67,854	$56,446	$ 5,831
Service cost	2,576	2,696	331	2,252
Interest cost	4,758	4,503	3,088	2,767
Actuarial (gain) loss	1,764	(3,553)	(1,903)	(3,389)
Plan amendments/settlements/curtailments	(1,433)	(857)	2,678	1,041
Effects of currency translation	-	-	2,749	-
Acquisition	-	19,563	-	53,193
Benefits paid	(7,445)	(9,493)	(9,408)	(5,249)
Benefit obligation, ending	$ 80,933	$ 80,713	$53,981	$ 56,446
Change in Plan Assets				
Fair value of plan assets, beginning	$ 46,258	$ 32,732	$41,858	$ -
Actual return on plan assets	3,524	3,983	3,234	5,673
Acquisition	-	15,625	6,321	36,349
Employer contribution	3,517	3,411	-	5,085
Effect of currency translation	-	-	2,320	-
Benefits paid	(7,445)	(9,493)	(9,408)	(5,249)
Fair value of plan assets, ending	$ 45,854	$ 46,258	$44,325	$ 41,858
Funded status of plan	$(35,079)	$(34,455)	$(9,656)	$(14,588)
Unrecognized net actuarial loss	-	(600)	-	(5,308)
Unrecognized prior service cost	-	2,890	-	431
Net amount recognized	$(35,079)	$(32,165)	$(9,656)	$(19,465)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note M – Employee Benefits *(Continued)*

Retirement Benefits *(Continued)*

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Amounts Recognized in the Consolidated Balance Sheet Consist of:				
Prepaid benefit cost:				
Non-current benefit asset	$ -	$ -	$ 6,864	$ -
Accrued current benefit liability	(2,138)	-	(2,843)	-
Accrued non-current benefit	(32,941)	(38,392)	(13,677)	(20,483)
Intangible asset	-	1,873	-	54
Accumulated other comprehensive income	-	4,354	-	964
Net amount recognized	$(35,079)	$(32,165)	$ (9,656)	$(19,465)

The pension obligations for all defined benefit pension plans:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Information for Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets:				
Projected benefit obligation	$80,933	$80,713	$35,740	$56,446
Accumulated benefit obligation	79,970	79,048	32,977	55,353
Fair value of plan assets	45,854	46,258	21,343	41,858

Net periodic pension costs included the following components:

	U.S. Plans			Non-U.S. Plans		
	March 31,			March 31,		
	2007	2006	2005	2007	2006	2005
Service cost	$2,576	$ 2,696	$ 2,712	$ 331	$ 2,252	$458
Interest cost	4,758	4,503	3,999	3,089	2,767	358
Expected return on plan assets	(3,589)	(3,703)	(2,732)	(3,290)	(2,360)	-
Amortization of actuarial loss	526	-	-	-	-	-
Amortization of prior service cost	1,933	1,729	280	46	43	48
Recognized net actual loss	-	713	743	-	106	160
Special termination benefits	286	188	91	495	660	(42)
One-time effects of curtailment	260	(155)	-	132	602	-
One-time effects of settlement	-	(35)	-	(195)	473	-
Net periodic pension cost	$6,750	$ 5,936	$ 5,093	$ 608	$ 4,543	$982

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Additional Information:				
Increase in minimum liability included in other comprehensive income	$(314)	$(1,534)	$(4,747)	$138

(in thousands)

Note M – Employee Benefits *(Continued)*

Retirement Benefits *(Continued)*

The following assumptions were used to determine the expense for the pension, postretirement, other postemployment and employee savings plans for the fiscal years ending March 31, 2007, 2006 and 2005:

	U.S. Plans			Non-U.S. Plans		
	March 31,			March 31,		
	2007	2006	2005	2007	2006	2005
Discount rate	5.90%	6.00%	5.75%	4.50% to 6.00%	4.50% to 6.00%	4.50% to 5.75%
Rate of increase in future compensation	3.75%	3.00%	3.00%	3.00% to 4.00%	2.00% to 3.00%	3.00%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.50%	7.25%	7.00%	N/A

A March 31 measurement date is used for the pension, postretirement, other postemployment and employee savings plans. The expected long-term rate of return on assets was determined based upon historical investment performance, current asset allocation and estimates of future investment performance by asset class.

The following assumptions were used to determine the benefit obligations disclosed for the pension, postretirement, other postemployment and employee savings plans at March 31, 2007 and 2006:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Discount rate	6.00%	5.75%	4.50% to 6.00%	4.50% to 5.75%
Rate of increase in future compensation	3.00%	3.00%	4.00% to 3.00%	3.00%

For 2007 and 2006, the annual rate of increase in the per capita cost of covered health care benefits is not applicable as the Company's annual cost commitment to the benefits is capped and not adjusted for future medical inflation.

Net loss and prior service credits for the combined U.S. and non-U.S. pension plans expected to be amortized from accumulated comprehensive income into net periodic benefit cost during fiscal 2008 is $650 and $144 respectively.

Plan Assets

The Company's asset allocations at March 31, 2007 and 2006 by asset category are as follows:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2007	2006	2007	2006
Asset Category:				
Equity securities	73%	80%	70%	78%
Fixed income	18%	15%	19%	17%
Real estate	9%	-	-	-
Other short term investments	-	5%	11%	5%
Total	100%	100%	100%	100%

The Company's investment objectives are to generate consistent total investment return to pay anticipated plan benefits, while minimizing long-term costs. Financial objectives underlying this policy include maintaining plan contributions at a reasonable level relative to benefits provided and assuring that unfunded obligations do not grow to a level to adversely affect the Company's financial health. The Company's target asset allocation strategy is a 60%/30%/10% allocation between equity, fixed income securities and real estate for the domestic plans and 70%20%/10% equity, fixed income securities and cash for the foreign plans. The asset allocation at March 31, 2007 reflects the investment allocation after all funds were transferred and invested by the new investment managers. Manager performance is measured against investment objectives and objective benchmarks, including: Salomon 90 Day Treasury Bill, Lehman Brothers Intermediate Govt. Credit, Lehman Aggregate Index, Russell 1000 Value, Russell 1000 Growth, Russell 2500 Value, Russell 2000 Growth, and MSCI EAFE. The Portfolio Objective is to exceed the actuarial return on assets assumption. Management regularly reviews portfolio allocations and periodically rebalances the portfolio to the targeted allocations when considered appropriate. Equity securities do not include the Company's common stock.

(in thousands)

Note M – Employee Benefits *(Continued)*

Cash Flows

Contributions
The Company expects to contribute $4,138 to its domestic benefits plans and $1,640 to its foreign benefit plans in 2008.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits		Other Benefits
	U.S. Plans	Non-U.S. Plans	U.S. Plans
	March 31, 2007	March 31, 2007	March 31, 2007
2008	$ 5,488	$ 3,420	$ 941
2009	5,350	3,360	899
2010	5,043	3,382	864
2011	5,474	3,404	838
2012	5,658	3,430	799
Years 2013-2017	37,427	17,990	3,700

The Company also sponsors 401-k savings plans for most of its salaried employees located in the United States. The Company's contributions to the plan were $459 in 2007, $498 in 2006, and $354 in 2005.

The DIMON Compensation Deferral Plan was approved by the Board on June 23, 2003. The plan is available to certain employees and non-employee members of the Board. Eligible participants may elect to defer specified portions of cash or equity based compensation received and have the deferred amount treated as if invested in specified investment vehicles. The Compensation Deferral Plan is unfunded with a payable of $189 at March 31, 2007. Withdrawals from the Plan are not permitted until the termination of a participant's service. The plan was frozen in 2006. See also Note K "Stock-Based Compensation" to the "Notes to Consolidated Financial Statements" for further information regarding equity based compensation.

Postretirement Health and Life Insurance Benefits
The Company provides certain health and life insurance benefits to retired U.S. employees (and their eligible dependents) who meet specified age and service requirements. Plan assets consist of cash deposits in a self insured term life insurance program. Effective February 1, 2006 the self insured term life insurance program was terminated. In 2005 the plan was amended to exclude new employees from the plan after September 2005 and to cap the Company's annual cost commitment to postretirement benefits for retirees. This plan amendment resulted in a reduction of $14,118 to the benefit obligation. The Company retains the right, subject to existing agreements, to modify or eliminate these postretirement health and life insurance benefits in the future.

Additional retiree medical benefits are provided to certain individuals in accordance with their employment contracts. For 2007 the additional cost related to these contracts was $27.

Prior service credits of $1,622 and unrecognized net actuarial losses of $421 are expected to be amortized from accumulated comprehensive income into postretirement healthcare benefits net periodic benefit cost during the fiscal year ending March 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note M – Employee Benefits *(Continued)*

A reconciliation of benefit obligations, plan assets and funded status of the plans was as follows:

	March 31, 2007	March 31, 2006
Change in Benefit Obligation		
Benefit obligation, beginning	$ 9,145	$ 20,682
Service cost	88	234
Interest cost	529	885
Amendments	-	(14,118)
Actuarial loss	1,083	985
Special termination benefits	-	(272)
Acquisition	-	2,517
Benefits paid	(894)	(1,768)
Benefit obligation, ending	$ 9,951	$ 9,145
Change in Plan Assets		
Fair value of plan assets, beginning	$ 24	$ 142
Actual return on plan assets	-	(81)
Employer contribution	870	534
Benefits paid	(894)	(571)
Fair value of plan assets, ending	$ -	$ 24
Funded status of plan	$(9,951)	$ (9,121)
Unrecognized actuarial loss	-	6,488
Unrecognized prior service cost	-	(14,172)
Net amount recognized	$(9,951)	$ (16,805)
Amounts Recognized in the Consolidated Balance Sheet Consist of:		
Accrued benefit liability	$ (941)	$ -
Accrued non-current benefit liability	(9,010)	(16,805)
Net amount recognized	$(9,951)	$ (16,805)

Plan Assets

Plan assets were invested in fixed income securities.

Net periodic benefit costs included the following components:

	Years Ended March 31,		
	2007	2006	2005
Service cost	$ 88	$ 234	$ 403
Interest cost	529	885	1,203
Expected return on plan assets	(1)	(7)	(2)
Amortization of prior service cost	-	(927)	(308)
Special termination benefits	-	335	-
One-time effect of settlement	-	(272)	-
Prior service credit	(1,622)	-	-
Actuarial loss	347	-	284
Net periodic benefit cost (income)	$ (659)	$ 248	$1,580

Note M – Employee Benefits *(Continued)*

The Company continues to evaluate ways to better manage these benefits and control their costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense. The Company expects to contribute $941 to its postretirement benefit plan in 2008.

Employees in operations located in certain foreign countries are covered by various foreign postretirement life insurance benefit arrangements. There are no postretirement health benefits due to coverage ceasing at retirement or coverage continuing through a national health system. For these foreign plans, the cost of benefits charged to income was not material in 2007, 2006 and 2005.

Note N – Segment Information

The Company purchases, processes, sells, and stores leaf tobacco. Tobacco is purchased in more than 45 countries and shipped to more than 90 countries. The sales, logistics and billing functions of the Company are primarily concentrated in service centers outside of the producing areas to facilitate access to our major customers. Within certain quality and grade constraints, tobacco is fungible and, subject to these constraints, customers may choose to fulfill their needs from any of the areas where the Company purchases tobacco.

Based upon management's evaluation of performance using information included in management reports, the Company believes it has five operating segments. The five operating segments are the geographic segments: Africa, Asia, Europe, North America and South America. In reviewing these operations, the Company concluded that the economic characteristics of South America were dissimilar from the other operating segments. Based on this fact, the Company is disclosing South America separately and has aggregated the remaining four operating segments, Africa, Asia, Europe and North America into one reportable segment "Other Regions". The Company concluded that these operating segments have similar economic characteristics and are similar in each of the following areas:

a. the nature of the products and services;
b. the nature of the production processes;
c. the type or class of customer for their products and services;
d. the methods used to distribute their products or provide their services; and
e. the nature of the regulatory environment.

Selling, logistics, billing, and administrative overhead, including depreciation, which originates primarily from the Company's corporate and sales offices, are allocated to the segments based upon segment operating income. The Company reviews performance data from purchase through sale based on the source of the product and all intercompany transactions are allocated to the region that either purchases or processes the tobacco.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note N – Segment Information *(Continued)*

During the three months ended June 30, 2006, the Company entered into an agreement with local government in Brazil, which provides for realization of accumulated intrastate trade taxes related to the 2005 crop on a monthly basis as stipulated therein. As a result, intrastate trade taxes related to the 2005 crop of $19,225 previously recorded as expense in fiscal 2006 were reversed in fiscal 2007.

	Years Ended March 31,		
Analysis of Segment Operations	2007	2006	2005
Sales and other Operating Revenues:			
South America	$ 723,739	$ 759,369	$ 467,615
Other Regions	1,255,339	1,353,316	832,503
Total Revenue	$1,979,078	$ 2,112,685	$1,300,118
Operating Income (Loss):			
South America	$ 73,014	$ (166,561)	$ 39,117
Other Regions	40,686	(112,667)	33,533
Total Operating Income (Loss)	113,700	(279,228)	72,650
Debt Retirement Expense	3,860	66,474	-
Interest Expense	105,635	108,585	52,840
Interest Income	8,591	7,107	4,448
Derivative Financial Instruments Income	290	5,092	13,122
Income (Loss) Before Income Taxes and Other Items	$ 13,086	$ (442,088)	$ 37,380

	Years Ended March 31,		
Analysis of Segment Assets	2007	2006	2005
Segment Assets:			
South America	$ 757,861	$ 652,004	$ 538,158
Other Regions	896,011	1,252,120	865,901
Total Assets	$1,653,872	$ 1,904,124	$1,404,059
Goodwill:			
South America	$ -	$ -	$ 151,772
Other Regions	4,186	4,186	-
Total Goodwill	$ 4,186	$ 4,186	$ 151,772
Equity in Net Assets of Investee Companies:			
South America	$ 693	$ 978	$ 918
Other Regions	17,768	16,579	-
Total Investees	$ 18,461	$ 17,557	$ 918
Depreciation and Amortization:			
South America	$ 11,265	$ 12,676	$ 9,149
Other Regions	25,028	30,835	23,108
Total Depreciation and Amortization	$ 36,293	$ 43,511	$ 32,257
Capital Expenditures:			
South America	$ 2,733	$ 5,215	$ 10,636
Other Regions	12,491	14,558	4,586
Total Capital Expenditures	$ 15,224	$ 19,773	$ 15,222

(in thousands)

Note N – Segment Information *(Continued)*

Geographic information as to sales and other operating revenues is based on the destination of the product shipped. The Belgium destination represents a storage and distribution center from which the tobacco will be shipped on to manufacturing facilities.

	Years Ended March 31,		
Sales by Destination	2007	2006	2005
Sales and Other Operating Revenues:			
Belgium	$ 357,368	$ 295,055	$ 67,691
United States	340,772	397,037	223,168
Germany	169,405	181,114	155,583
Netherlands	150,560	99,842	49,293
Other	960,973	1,139,637	804,383
	$ 1,979,078	$ 2,112,685	$1,300,118

Sales and Other Operating Revenues to Major Customers:

Of the 2007, 2006 and 2005 sales and other operating revenues, approximately 53%, 52% and 43%, respectively, were to various tobacco companies which are now owned by or under the common control of two companies. (The following table summarizes the net sales to each customer for the periods indicated:)

	2007	2006	2005
Customer A	$ 679,086	$ 719,051	$ 358,760
Customer B	368,087	376,274	195,400
	$ 1,047,173	$ 1,095,325	$ 554,160

Property, Plant and Equipment:

	2007	2006	2005
United States	$ 43,994	$ 48,532	$ 18,733
Brazil	72,403	77,352	54,857
Turkey	41,979	47,467	18,039
Malawi	38,567	43,298	22,413
Tanzania	16,407	18,183	20,231
Zimbabwe	-	-	35,735
Europe	21,824	23,738	29,433
Argentina	12,794	13,983	1,112
Asia	8,780	9,139	7,466
Other	5,320	5,443	8,366
Property, Plant and Equipment	$ 262,068	$ 287,135	$ 216,385

Note O – Foreign Currency Translation

The financial statements of foreign entities included in the consolidated financial statements have been translated to U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation."

The financial statements of foreign subsidiaries, for which the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of other comprehensive income.

The financial statements of foreign subsidiaries, for which the U.S. dollar is the functional currency and which have certain transactions denominated in a local currency, are remeasured into U.S. dollars. The remeasurement of local currencies into U.S. dollars creates remeasurement adjustments that are included in net income. Exchange (losses) gains in 2007, 2006 and 2005 were $(168), $2,313 and $527, respectively, and are included in the respective statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note P – Contingencies and Other Information

Tax

The Company does business in many countries outside the United States in which the tax systems are very unpredictable.

During June 2004, the Company received from Brazilian tax officials notices of proposed adjustments to income tax returns for the Company's Brazil operations for tax years 1999 through 2002, inclusive, that total $54,360 as of March 31, 2005. Of these proposed adjustments $39,446 related to disallowance of local currency foreign exchange losses on U.S. dollar funding. In March 2005, the Taxpayer's Council dismissed the assessment relating to the disallowance of local currency foreign exchange losses. The remaining $14,914 related to disallowance of other sales related expenses. As of March 31, 2007, this amount is valued at $21,864 due to the devaluation of the U.S. dollar to the Brazilian real. The Company is continuing to argue its position on the disallowance of sales related expenses, and believes it has a defendable position. This issue is also being reviewed under the rules of FIN 48. No provision has been set up for this issue as the outcome is not considered probable.

On August 21, 2001, the Company's subsidiary in Brazil won a claim related to certain excise taxes ("IPI credit bonus") for the years 1983 through 1990 and is now pursuing collection. The collection procedures are not clear and the total realization process could potentially extend over many years. Through March 2005, the Company has utilized $20,377 of IPI credit bonus in lieu of cash payments for Brazilian federal income and other taxes. No benefit for this IPI credit bonus has been recognized, and it has been recorded as deferred revenue, because the Company has been unable to predict whether the Brazilian Government will require payment of amounts offset. In January 2005, the Company received a Judicial Order to suspend the IPI compensation. An appeal was filed and the Company received notification from the tax authorities in March 2005 to present all documentation pertaining to the IPI credit bonus. On April 24, 2006, the Company received an assessment of $26,600 for federal income taxes in 2005 that were offset by the IPI credit bonus. As of March 31, 2007, this amount is valued at $28,367 due to devaluation of the U.S. dollar to the Brazilian real. The Company has appealed the assessment and believes it has properly utilized the IPI credit bonus. No provision has been set up for this issue as the outcome is not considered probable.

In 1998, a tax law was issued in which the taxable basis for PIS/Cofins taxes in Brazil was increased. PIS and Cofins are taxes paid on sales revenues. The tax law issued in 1998 increased the basis of calculation to include other revenues such as interest income. The constitutionality of the increase of the tax basis was challenged and on November 10, 2005, the Brazilian Supreme Court declared the increase of the tax basis unconstitutional. Based on this decision, the Company reversed the PIS/Cofins tax expense amount of $ 3,933 during the third quarter of fiscal 2006. In November 2006, the Supreme Court in Brazil rendered a specific decision in favor of the Company. The Company began the administrative process of requesting the release of the escrow deposits, including unrecognized interest income of approximately $3,065, in December 2006. During the fourth quarter of fiscal 2007, the Company received the total funds of $7,084 and recognized interest income of $3,117.

On October 31, 2002, the Company received an assessment from the tax authorities in Germany regarding the taxable gain from the sale of its flower operations, Florimex, in September 1998. The report concluded the values of the real estate located in Germany were greater than those arrived at with the buyer of the flower operation. The proposed adjustment to income tax, including interest, as of December 31, 2006 is equivalent to approximately $4,903 for federal corporate income tax and $2,758 for local trade income tax, without interest accrued. On January 2, 2007, the Company received notice of the decision rendered by the Fiscal Tax Court. The Court decided in favor of the tax authorities and denied the Company's request for appeal. The Company believes it has grounds for appeal against this decision and it is now preparing an application to appeal. The total tax assessed by the German tax authorities, including interest to date, was €7,608 or $10,005 as of December 31, 2006. The Company increased the previous reserve against this contingent exposure by an additional $7,111, bringing it from $2,894 to $10,005 as of December 31, 2006. As of March 31, 2007, the reserve is $10,224.

In September 2002 and in January 2004, the Company's Tanzanian operations received assessments for income taxes equivalent to approximately $1,413 and $4,907, respectively as of March 31, 2007. In September 2005, additional assessments for 2001, 2002, 2003 and 2004 were received. The assessments for 2001, 2002 and 2003 reduce tax loss carryovers equivalent to $5,616 as of March 31, 2007. The 2004 assessment carries a tax equivalent to $1,693 as of March 31, 2007. The Company has filed protests and appeals and is currently awaiting replies. The Company has established a reserve of $921 for this assessment as it is considered probable and estimable.

(in thousands)

Note P – Contingencies and Other Information *(Continued)*

Tax *(Continued)*

In September 2006, the Company's Serbian operations were assessed for VAT and government pension liability for payments to farmers. In December 2006, one third of the assessment was reduced. The remaining issues are still being discussed. The Company is contesting these assessments and has established a reserve of $386 for the VAT component of the assessment.

On August 28, 2006, the Company's South Africa shipping office received an assessment from the South Africa Revenue Service (SARS) for approximately 40,500 Rand (equivalent to $5,400). The assessments, at that time, had no explanations. Due to devaluation of the US$ against the Rand, as of March 31, 2007, the U.S. dollar equivalent value of the assessment was $5,565. On January 31, 2007, the company received the SARS report explaining the assessment. Upon reviewing the SARS report it is clear the assessment has been based on an inaccurate analysis of the business and contains significant internal mathematical mistakes. The Company has assembled a team to appeal the assessments and is preparing its response. Under current South Africa law, the Company may be required to deposit the taxes to continue its appeal. As of March 31, 2007, the Company has received a deferral of such payment and is currently negotiating to extend that deferral. No provision has been set up for this issue as the outcome is not considered probable.

As discussed in other footnotes, the Company does business in countries and taxing jurisdictions where the rules are unclear and the enforcement is inconsistent. These inherent risks are most pronounced in the area of the pricing of intercompany sales and services. The Company has estimated a reserve for probable transfer pricing issues of $4,000.

While the Company believes it has properly reported its income and provided for taxes in Brazil, Germany, Serbia, South Africa and Tanzania in accordance with applicable laws, the final resolution of the proposed adjustments is uncertain and involves unsettled areas of the law. The Company has evaluated each issue described above, based on currently available information, and has provided for the probable liability associated with these matters. While the resolution of these issues may result in tax liabilities that may differ from the specific accruals established for the matters, the Company currently believes that the resolution will not have a material adverse effect on its financial position or liquidity. However, an unfavorable resolution could have a material adverse effect on its results of operations or cash flows in the quarter and year in which an adjustment is recorded or the tax is due or paid. As the Company is no further than the initial stages of the appeals process for any of the above matters, the timing of the ultimate resolution and any payments that may be required for the above matters cannot be determined at this time.

In June 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company on April 1, 2007. The Company is currently evaluating the impact of FIN 48 on its consolidated financial position, results of operations, and cash flows. In addition, since the Company is subject to potentially inconsistent actions by the governments of certain foreign countries in which it operates, the Company will continue evaluating the material impact of this interpretation concerning transfer pricing, tax presence liabilities, and other tax matters.

Other

The Company has received correspondence from an Italian company, Mindo S.r.l., which was the purchaser, in June, 2004, of the Company's Italian subsidiary, DIMON Italia S.r.l., alleging that the Company and various of its subsidiaries, employees and other individuals not employed by the Company, failed to disclose, at the time of Mindo's purchase, certain events or circumstances which, if disclosed, would have caused Mindo not to purchase the Company's subsidiary and which amount to a breach of the purchase agreement. Although no formal legal proceeding has yet been filed, Mindo is apparently contending that it is entitled to the rescission of the purchase agreement. The Company has investigated the claims, believes them to be without merit and intends to vigorously defend any legal proceeding which might be brought.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note P – Contingencies and Other Information *(Continued)*

Other *(Continued)*

In March 2004, the Company discovered potential irregularities with respect to certain bank accounts in southern Europe and central Asia. The Audit Committee of the Company's Board of Directors engaged an outside law firm to conduct an investigation of activity relating to these accounts. That investigation revealed that, although the amounts involved were not material and had no material impact on the Company's historical financial statements, there were payments from these accounts that may have violated the U.S. Foreign Corrupt Practices Act (the "FCPA"). In May 2004, the Company voluntarily reported the matter to the U.S. Department of Justice. Soon thereafter, the Company closed the accounts in question, implemented personnel changes and other measures designed to prevent similar situations in the future, including the addition of new finance and internal audit staff and enhancement of existing training programs, and disclosed these circumstances in its filings with the U.S. Securities and Exchange Commission (the "SEC"). In August 2006, the Company learned that the SEC had issued a formal order of investigation of the Company and others to determine if these or other actions may have violated certain provisions of the Securities Exchange Act of 1934 and rules thereunder. The Company is cooperating fully with the SEC with respect to the investigation.

If the U.S. authorities determine that there have been violations of federal laws, they may seek to impose sanctions on the Company that may include, among other things, injunctive relief, disgorgement, fines, penalties and modifications to business practices. It is not possible to predict at this time whether the authorities will determine that violations have occurred, and if they do, what sanctions they might seek to impose. It is also not possible to predict how the government's investigation or any resulting sanctions may impact the Company's business, results of operations or financial performance, although any monetary penalty assessed may be material to the Company's results of operations in the quarter in which it is imposed.

The Company and certain of its foreign subsidiaries guarantee bank loans to growers to finance their crop. Under longer-term arrangements, the Company may also guarantee financing on growers' construction of curing barns or other tobacco production assets. The Company also guarantees bank loans to certain tobacco cooperatives to assist with the financing of their growers' crops. Guaranteed loans are generally repaid concurrent with the delivery of tobacco to the Company. The Company is obligated to repay any guaranteed loan should the grower or tobacco cooperative default. If default occurs, the Company has recourse against the grower or cooperative. At March 31, 2007, the Company was guarantor of an amount not to exceed $330,484 with $302,644 outstanding under these guarantees. Of these guarantees, $286,527 relates to Brazilian farmers. The Company has reserved $18,207 for loans under these guarantees. This reserve approximates the value of the guarantees. Risks of significant loss under the remaining guarantees is considered to be remote.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(Continued)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note Q – Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information is as follows:

	First Quarter (2) (3) (4)	Second Quarter (2) (3) (4)	Third Quarter (2) (3) (4)	Fourth Quarter (2) (3)	Fiscal Year
Year Ended March 31, 2007					
Sales and other operating revenue	$493,485	$593,630	$458,759	$433,204	$1,979,078
Gross profit	77,504	103,837	60,736	53,662	295,739
Income (loss) from continuing operations	8,667	9,133	(17,412)	(3,003)	(2,615)
Loss from discontinued operations	(3,794)	(833)	(10,926)	(3,177)	(18,730)
Net income (loss)	4,621	8,300	(28,338)	(6,180)	(21,597)
Per Share of Common Stock:					
Basic Earnings (Loss) (1)					
Income (loss) from continuing operations	.09	.11	(.21)	(.03)	(.03)
Loss from discontinued operations	(.04)	(.01)	(.12)	(.04)	(.22)
Net income (loss)	.05	.10	(.33)	(.07)	(.25)
Diluted Earnings (Loss)					
Income (loss) from continuing operations	.09	.10	(.21)	(.03)	(.03)
Loss from discontinued operations	(.04)	(.01)	(.12)	(.04)	(.22)
Net income (loss)	.05	.09	(.33)*	(.07)*	(.25)*
Cash Dividends per Share	-	-	-	-	-
Market Price - High	4.95	4.41	7.31	9.35	9.35
- Low	3.57	3.57	3.97	6.75	3.57
Year Ended March 31, 2006					
Sales and other operating revenue	$403,149	$613,157	$515,070	$581,309	$2,112,685
Gross profit	43,978	66,882	51,299	62,526	224,685
Loss from continuing operations	(77,986)	(6,313)	(23,575)	(315,468)	(423,342)
Income (loss) from discontinued operations	(2,672)	(14,235)	709	(7,906)	(24,104)
Net Loss	(80,658)	(20,548)	(22,866)	(323,374)	(447,446)
Per Share of Common Stock:					
Basic Loss (1)					
Loss from continuing operations	(1.17)	(.07)	(.28)	(3.67)	(5.21)
Income (loss) from discontinued operations	(.04)	(.17)	.01	(.09)	(.30)
Net Loss	(1.21)	(.24)	(.27)	(3.76)	(5.51)
Diluted Loss (1)					
Loss from continuing operations	(1.17)	(.07)	(.28)	(3.67)	(5.21)
Income (loss) from discontinued operations	(.04)	(.17)	.01	(.09)	(.30)
Net Loss	(1.21)*	(.24)*	(.27)*	(3.76)*	(5.51)*
Cash Dividends per Share	.075	.030	-	-	.105
Market Price - High	6.80	6.30	4.32	5.06	6.80
- Low	5.61	3.28	2.16	3.59	2.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note Q – Selected Quarterly Financial Data (Unaudited) *(Continued)*

Summarized quarterly financial information notes on the above are as follows:

(1) Does not add due to quarterly change in average shares outstanding

(2) 2007 includes charges of $1,698, $20,856, $5,545 and $1,674 associated with restructuring and asset impairments in the first, second, third and fourth quarters, respectively. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information. In the first quarter, the Company reversed charges of $19,225 related to Brazilian intrastate taxes. The Company recorded recoveries of Iraqi receivables of $264 and $2,484 in the first and second quarters, respectively. In the first and second quarters, gross profit was reduced $1,086 and $341, respectively, due to a fair value of inventory purchase accounting adjustment. Charges of $3,860 associated with debt retirement expense were recorded in the fourth quarter. For more information on Brazilian intrastate taxes, Iraqi receivables, inventory purchase accounting adjustment and debt retirement expense see Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.

(3) 2006 includes charges of $15,165, $1,798, $13,366 and $55,082 associated with restructuring and asset impairments in the first, second, third and fourth quarters, respectively. See Note D "Restructuring and Asset Impairment Charges" to the "Notes to Consolidated Financial Statements" for further information. Also, in the fourth quarter, goodwill impairment charges of $256,916 were recognized. See Note E "Goodwill and Other Intangible Assets" to the "Notes to Consolidated Financial Statements" for further information. Charges of $64,907 and $1,567 associated with debt retirement expense are included in the first and second quarters, respectively. Gross profit was reduced due to fair value of inventory purchase accounting adjustments of $9,420, $3,670, $4,374 and $489 in the first, second, third and fourth quarters, respectively. For more information on debt retirement expense and inventory purchase accounting adjustments see Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.

(4) Amounts presented differ from amounts previously reported in our 2006 quarterly reports on Form 10-Q due to the classification of certain of our businesses as discontinued operations in accordance with SFAS No. 144.

* Assumed conversion of Convertible Debentures at the beginning of each period has an antidilutive effect on earnings (loss) per share. In the quarter ended September 30, 2005, the Company retired its Convertible Debentures due 2007 of $73,328. For the quarters ended December 31, 2006 and March 31, 2007 and all quarters in the year ended March 31, 2006, all outstanding restricted stock and stock options are excluded because their inclusion would have an antidilutive effect on the loss per share.

Note R – Sale of Receivables

On September 27, 2006, Alliance One International, A.G., a wholly owned subsidiary of the Company, entered into a revolving trade accounts receivable securitization agreement to sell receivables to a limited liability company ("LLC"). The LLC is funded through loans from a bank-sponsored commercial paper conduit which has committed up to a maximum of $55,000 in funding at any time. The agreement, which matures September 25, 2009, provides for the periodic, non-recourse sale of receivables. To the extent that the balance of the receivables sold into the pool is less than $55,000, the Company is subject to a 0.5% fee on the unused amount. Pursuant to the agreement, the Company retains servicing responsibilities and subordinated interests in the receivables sold. The Company receives annual servicing fees of 0.5% of the outstanding balance, which approximates the fair value of services to be rendered under the agreement, and rights to future cash flows in excess of funds contractually obligated to investors. The value of the subordinated interest is subject to credit and interest rate risks on the transferred financial assets.

(in thousands)

Note R – Sale of Receivables *(Continued)*

The Company has recorded the transaction as a sale of receivables and has removed such receivables from its financial statements and has recorded a receivable for the retained interest in such receivables. In recording the sale of receivables, the Company has recognized pre-tax losses of $1,707 on sales of receivables through March 31, 2007. In addition, the Company has recorded charges of $1,320 related to the negotiation of the agreement. As of March 31, 2007, $31,282 receivables were sold and outstanding under the revolving agreement resulting in cash proceeds of $30,667 and a Company retained interest of $58. It is the Company's intention to maximize the receivables sold under the revolving agreement meaning that amounts collected by the pool would be reinvested in the purchase of additional eligible receivables. Since September 27, 2006, the average outstanding balance of receivables sold has been $29,607 with a minimum outstanding balance of $13,786 and a maximum of $44,831. During this time, aggregate receivables sold have been $111,858 of which the Company's cash receipts have been $81,499 from the current purchase price, $26,807 from deferred purchase price and $74 of service fees.

In valuing the retained interests at the date of the sale of the receivables, the Company assumed a weighted average life of 67 days and a discount rate of 8.7% as well as an additional 0.5% on the unused balance for the same term. Theoretical increases in the discount rate by 10% and 20% would have decreased the value of retained interests by $53 and $107 respectively. Historically, credit loss and prepayments on the customer base included in these agreements have been negligible.

Note S – Subsequent Events

Sale of Malawi Factory

On December 21, 2006, the Company disclosed that it had executed a Letter of Intent with Tribac Leaf Limited ("Tribac"), for an anticipated transaction in which the Company's wholly-owned subsidiary, Alliance One Tobacco (Malawi) Limited ("AOI Malawi"), will sell to Tribac (or an affiliate thereof) its Lilongwe North Factory facility, including one threshing line and other related assets. On April 17, 2007, the Company signed a definitive agreement. Closing on such sale is scheduled to occur in early 2008; however, such closing is subject to the occurrence of several significant conditions, many of which are outside of the Company's or the buyer's control.

The sale of the Lilongwe North facility is consistent with the Company's stated strategy, which includes: the ongoing refinement of its global footprint, enhancing operational efficiencies and meeting customer demands for high quality value added service.

AOI Malawi will continue to operate the facility and report it as held and used until the closing of the transaction. Following completion of such transaction, it is anticipated that AOI Malawi will make an additional investment in its Lilongwe South Factory, reflecting the Company's continued commitment to and confidence in the Malawi Tobacco Industry.

Additional Commitment to the Amended and Restated Revolver Agreement

On May 4, 2007, the Company made an optional prepayment of $50 million on its $145 million Term Loan B portion of its Senior Secured Credit Facility, leaving $95 million outstanding as of that date.

On May 25, 2007, the Company closed the First Amendment to the Amended and Restated Credit Agreement dated March, 30 2007. As contemplated by the original credit agreement, the First Amendment expands the aggregate commitments available from $240 million to $250 million. As of March 31, 2007 and as of the date of the First Amendment, there were no outstanding loans under the Senior Secured Credit Facility.

On May 29, 2007, the Company closed the Second Amendment to the Amended and Restated Credit Agreement dated March, 30 2007. The Second Amendment clarifies several definitions used for covenant compliance purposes to better conform them to the calculations being used by the Company and the lenders.

On June 20, 2007, the Company entered into a Waiver and Consent (the "Waiver and Consent") by and among Intabex Netherlands B.V. as Borrowers, Alliance One International AG, as a Guarantor, and Wachovia Bank, National Association, as Administrative Agent for the Lenders to cure any potential defaults under the Credit Agreement. Pursuant to the terms of the Waiver and Consent, the lenders under the Credit Agreement (i) waive any prospective event of default relating to the Company's restated results for the first three quarters of fiscal year 2007 and the reporting of the associated material weakness in the Company's internal controls over financial reporting as identified by the Company and (ii) consent to the extension of the time for delivery of certain financial statements and certificates required to be delivered by the Company to the lenders. Failure to reach agreement with the lenders on these matters would have triggered a default under the Credit Agreement and would have allowed the lenders to accelerate payments thereunder, which could have significantly impacted the Company's liquidity and access to capital.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alliance One International, Inc.

We have audited the accompanying consolidated balance sheet of Alliance One International, Inc. (the "Company") as of March 31, 2007 and 2006, and the related statements of consolidated operations and comprehensive income, stockholders' equity, and consolidated cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15a as it relates to 2007 and 2006. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The consolidated financial statements of the Company for the year ended March 31, 2005 were audited by other auditors whose report, dated June 10, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 21, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Notes A and M to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R) as of March 31, 2007.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 21, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alliance One International, Inc. (formerly DIMON Incorporated)

We have audited the accompanying consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the year ended March 31, 2005 of Alliance One International, Inc. and subsidiaries. Our audit also included the financial statement schedule in the index listed at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows for the year ended March 31, 2005 of Alliance One International, Inc. and subsidiaries in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements take as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Greensboro, North Carolina
June 10, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alliance One International, Inc.

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that Alliance One International, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2007, of the Company and our report dated June 21, 2007, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 21, 2007

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ONACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of March 31, 2007, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act (the Act). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports we file under the Act is recorded, processed, summarized, and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Act and the Securities and Exchange Commission (SEC) rules thereunder. Disclosures controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding disclosure.

Internal Control Over Financial Reporting

Management's Report On Internal Control Over Financial Reporting

Alliance One's management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in all control systems, no evaluation of internal control can provide absolute assurance that all control issues and instances of fraud, if any, within Alliance One have been detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, management has concluded that, as of March 31, 2007, Alliance One's internal control over financial reporting was effective based on those criteria.

ITEM 9A. CONTROLS AND PROCEDURES *(Continued)*

Internal Control Over Financial Reporting *(Continued)*

Alliance One's independent registered public accounting firm auditors has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 97 herein.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2007, management identified a material weakness related to accounting for income taxes. Specifically, there was insufficient review of the tax workpapers by management on an interim basis.

In connection with the material weakness in internal controls over financial reporting the Company has taken the following remedial measures:

- Review and approval of effective tax rates and reconciliation of these rates by the local preparers and their supervisor.
- Review and approval of effective tax rates and reconciliation of these rates by the Corporate Foreign Tax Manager and their supervisor.
- Increased rate reconciliation procedure, including a checklist of specific steps to be followed by subsidiaries and reviewers.
- Increase the visibility of statutory write-offs through changes in local accounting systems.

Other than the changes outlined above, there were no other changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and persons nominated to become directors of Alliance One International, Inc. included in the Proxy Statement under the headings "Board of Directors - Proposal One-Election of Directors" and "Board of Directors - Director Biographies" is incorporated herein by reference. The information concerning the executive officers of the Company included in Part I, Item I of this Annual Report on Form 10-K under the heading "Business - Executive Officers of Alliance One International, Inc.," is incorporated herein by reference.

Audit Committee

The information included in the Proxy Statement under the headings "Board of Directors - Board Committees and Membership" and "Audit Matters" is incorporated herein by reference.

Section 16(a) Compliance

The information included in the Proxy Statement under the heading "Ownership of Equity Securities - Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Code of Business Conduct

The information included in the Proxy Statement under the heading "Governance of the Company - Code of Business Conduct" is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE *(Continued)*

Corporate Governance

The Board of Directors has adopted corporate governance guidelines and charters for its Audit Committee, Executive Compensation Committee, Governance and Nominating Committee and Finance Committee. These governance documents are available on our website, www.aointl.com, or by written request, without charge, addressed to: Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, Morrisville, NC 27560-8417.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the Proxy Statement under the captions "Board of Directors – Compensation of Non-Employee Directors" and "Executive Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the Proxy Statement under the caption "Ownership of Equity Securities," together with the information included in Part II, Item 5 of this Annual Report on Form 10-K under the heading "Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities - Equity Compensation Plan Information," is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in the Proxy Statement under the captions "Governance of the Company -Determination of Independence of Directors," "Board of Directors - Independence" and "Board of Directors - Other Agreements and Business Relationships" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the Proxy Statement under the captions "Audit Matters - Policy for Pre-Approval of Audit and Non-Audit Services" and "Audit Matters - Audit and Non-Audit Fees" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Statements of Consolidated Operations and Comprehensive Income –Years ended March 31, 2007, 2006 and 2005
Consolidated Balance Sheet—March 31, 2007 and 2006
Statement of Stockholders' Equity--Years ended March 31, 2007, 2006 and 2005
Statement of Consolidated Cash Flows-- Years ended March 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements
Report of Deloitte & Touche LLP
Report of Ernst & Young LLP
Report of Independent Registered Public Accounting Firm on Internal Control
Management's Report on Internal Control Over Financial Reporting
Financial Statement Schedules:
Schedule II - Valuation and Qualifying Accounts

(b) Exhibits

The following documents are filed as exhibits to this Form 10-K pursuant to Item 601 of Regulation S-K:

3.01 Amended and Restated Articles of Incorporation of Alliance One International, Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed May 19, 2005.

3.02 Amended and Restated Bylaws of Alliance One International, Inc., incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K, filed May 19, 2005.

4.01 Specimen of Common Stock certificate incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8, filed June 3, 2005.

4.02 Indenture, dated October 30, 2001, between DIMON Incorporated as issuer, and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed November 6, 2001.

4.03 First Supplemental Indenture, dated as of November 1, 2004, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed November 13, 2004.

4.04 Second Supplemental Indenture, dated March 22, 2005, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed May 16, 2005.

4.05 Indenture, dated May 30, 2003, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.7 of the Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003.

4.06 First Supplemental Indenture, dated as of November 1, 2004, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed November 13, 2004.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES *(Continued)*

(b) Exhibits *(Continued)*

4.07 Second Supplemental Indenture, dated March 22, 2005, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed May 16, 2005.

4.08 Indenture, dated as of April 1, 1997, between DIMON Incorporated and LaSalle National Bank, relating to 6 1/4% Convertible Subordinated Debentures due March 31, 2007, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed April 16, 1997 (Commission File No. 001-13684).

4.09 Indenture dated April 2, 2004, among Standard Commercial Corporation, Standard Commercial Tobacco Corp., Inc. and SunTrust Bank, as trustee, related to 9% Senior Notes due 2012, Series B, incorporated by reference to Exhibit 4.11 of Standard's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 14, 2004.

4.10 Supplemental Indenture, dated March 22, 2005, among Standard Commercial Corporation, Standard Commercial Tobacco Corp., Inc. and SunTrust Bank, as trustee, related to 9% Senior Notes due 2012, Series B, incorporated by reference to Exhibit 4.3 of Alliance One's Current Report on Form 8-K, filed May 16, 2005.

4.11 Indenture, dated May 13, 2005, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 12 ¾% Senior Subordinated Notes due 2012, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed May 19, 2005.

4.12 Indenture, dated May 13, 2005, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 11.0% Senior Notes due 2012, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed May 19, 2005.

4.13 Indenture, dated March 7, 2007, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 8 1/2% Senior Notes due 2012, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed March 8, 2007.

10.01 Alliance One International, Inc. Pension Equity Plan, as amended May 24, 2006, incorporated by reference to Exhibit 10.01 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006, filed June 23, 2006.*

10.02 Standard Commercial Corporation Performance Improvement Compensation Plan, incorporated by reference to Exhibit 99.1 to Alliance One International, Inc.'s Registration Statement on Form S-8, filed June 3, 2005.*

10.03 Standard Commercial Corporation 2001 Performance Improvement Compensation Plan, incorporated by reference to Appendix B to Standard Commercial Corporation's definitive proxy statement filed July 16, 2001.*

10.04 Early Retirement Agreement, dated May 17, 1999, between DIMON Incorporated and Claude B. Owen, Jr., incorporated by reference to Exhibit 10.13 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 1999, filed September 28, 1999 (Commission File No. 001-13684).*

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES *(Continued)*

(b) Exhibits *(Continued)*

10.05 Employment Agreement, dated November 7, 2004, between DIMON Incorporated and Brian J. Harker, incorporated by reference to Exhibit 10.1 to DIMON Incorporated's Current Report on Form 8-K, filed November 8, 2004.*

10.06 Employment Agreement, dated November 7, 2004, between DIMON Incorporated and Robert E. Harrison, incorporated by reference to Exhibit 10.2 to DIMON Incorporated's Current Report on Form 8-K, filed November 8, 2004.*

10.07 Employment Agreement, dated as of January 13, 1995, effective as of November 1, 1994, between Dibrell Brothers, Incorporated and H.P. Green, III, incorporated by reference to Exhibit 10.5 to Dibrell Brothers, Incorporated's Form 10-Q for the quarter ended December 31, 1994, filed February 13, 1995 (Commission File No. 000-2912).*

10.08 Amendment to Employment Agreement, dated August 29, 1995, between DIMON Incorporated and H.P. Green, III , incorporated by reference to Exhibit 10.15 of DIMON Incorporated's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004.*

10.09 DIMON Incorporated Supplemental Executive Retirement Plan, amended March 1, 2005, incorporated by reference to Exhibit 10.09 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006, filed June 23, 2006.*

10.10 Settlement Agreement, dated May 24, 1999, between DIMON Incorporated and Tabex (Private) Limited, Folium Inc., Blair Investments (Private) Limited, Tabacalera S.A., Anthony C. B. Taberer, Paul A.B. Taberer, and Charles M.B. Taberer, incorporated by reference to Exhibit 10.29 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 1999, filed September 28, 1999 (Commission File No. 001-13684).*

10.11 DIMON Incorporated's Compensation Deferral Plan, incorporated by reference to Exhibit 10.15 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003.*

10.12 DIMON Incorporated 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10.14 of DIMON's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004.*

10.13 Credit Agreement, dated as of May 13, 2005, among Alliance One International, Inc., as borrower, Intabex Netherlands, B.V., as the Dutch borrower, the material domestic subsidiaries of the borrowers, as domestic guarantors, DIMON International AG, as foreign guarantor, Wachovia Bank, National Association, as administrative agent, ING Bank N.V. London Branch, as Syndication agent and certain banks forming the bank syndicate, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed May 19, 2005.

10.14 Registration Rights Agreement, dated May 13, 2005, among DIMON Incorporated, Wachovia Capital Markets LLC, Deutsche Bank Securities Inc. and ING Bank NV, London Branch, incorporated by reference to Exhibit 10.2 of Alliance One's Current Report on Form 8-K, filed May 19, 2005.

10.15 Purchase Agreement between Alliance One International, Inc., formerly known as DIMON Incorporated, and Wachovia Capital Markets, LLC, Deutsche Bank Securities Inc. and ING Bank N.V., London Branch, dated May 10, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed May 16, 2005.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES *(Continued)*

(b) Exhibits *(Continued)*

10.16 First Amendment to Credit Agreement dated as of October 28, 2005, by and among Alliance One International, Inc., Intabex Netherlands B.V., DIMON International AG, the several banks and other financial institutions from time to time party (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed October 31, 2005.

10.17 Second Amendment to Credit Agreement, dated as of November 30, 2005, by and among Alliance One International, Inc., Intabex Netherlands B.V., DIMON International AG, the several banks and other financial institutions from time to time party, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed December 1, 2005.

10.18 Amendment to DIMON Incorporated Compensation Deferral Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.19 Amendment to Standard Commercial Corporation Supplemental Retirement Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.2 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.20 Standard Commercial Corporation Supplemental Retirement Plan, dated March 27, 1990, as amended, incorporated by reference to Exhibit 10.3 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.21 Third Amendment To Credit Agreement, dated as of November 8, 2006, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2006, filed November 9, 2006.

10.22 Fourth Amendment To Credit Agreement, dated as of January 16, 2007, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 17, 2007.

10.23 Fifth Amendment To Credit Agreement, dated as of February 23, 2007, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed February 23, 2007.

10.24 Purchase Agreement, dated March 2, 2007, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed March 8, 2007.

10.25 Registration Rights Agreement, dated March 7, 2007, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed March 8, 2007.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES *(Continued)*

(b) Exhibits *(Continued)*

10.26 Amended and Restated Credit Agreement, dated March 30, 2007 by and among Alliance One International, Inc. and Intabex Netherlands B.V., as Borrowers, Alliance One International AG, as a Guarantor, the Lenders from time to time parties thereto, Wachovia Bank, National Association, as Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and ING Bank N.V., London Branch, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch and Societe Generale, as Documentation Agents, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed April 5, 2007.

10.27 DIMON Incorporated Supplemental Executive Retirement Plan, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed April 5, 2007.

10.28 Alliance One International, Inc. Pension Equity Plan, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed April 5, 2007.

10.29 Alliance One International, Inc. Supplemental Retirement Account Plan, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed April 5, 2007.

10.30 Waiver and Consent, dated June 20, 2007, by and among Intabex Netherlands B.V. as Borrowers, Alliance One International AG, as a Guarantor, and Wachovia Bank, National Association, as Administrative Agent for the Lenders (filed herewith).

12 Ratio of Earnings to Fixed Charges (filed herewith).

21 List of Subsidiaries (filed herewith).

23.1 Consent of Deloitte & Touche LLP (filed herewith).

23.2 Consent of Ernst & Young LLP (filed herewith).

31.01 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

* Indicates management contract or compensatory plan or arrangement.

(c) Financial Statement Schedules:

Schedule II, Valuation and Qualifying Accounts, appears on the following pages. The consolidated financial statement schedules listed in Item 15(a) appear on the following pages. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
ALLIANCE ONE INTERNATIONAL, INC. AND SUBSIDIARIES

COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
		(1)	(2)		
DESCRIPTION	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts -Describe	Deductions -Describe	Balance at End of Period
Year ended March 31, 2005					
Deducted from asset accounts:					
Allowance for doubtful accounts	$2,290,636	$105,280	$ -	$ 681,184 (A)	$1,714,732
Total	$2,290,636	$105,280	$ -	$ 681,184	$1,714,732
Year ended March 31, 2006					
Deducted from asset accounts:					
Allowance for doubtful accounts	$1,714,732	$414,680	$2,371,171 (B)	$ 548,019 (A)	$3,952,564
Total	$1,714,732	$414,680	$2,371,171	$ 548,019	$3,952,564
Year ended March 31, 2007					
Deducted from asset accounts:					
Allowance for doubtful accounts	$3,952,564	$1,325,472	$ -	$1,885,922 (A)	$3,392,114
Total	$3,952,564	$1,325,472	$ -	$1,885,922	$3,392,114

(A) Currency translation and direct write off.

(B) Reserves related to pre-acquisition Standard Commercial Corporation accounts receivable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 21, 2007.

ALLIANCE ONE INTERNATIONAL, INC. (Registrant)

/s/ Robert E. Harrison
By________________________________
Robert E. Harrison
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 21, 2007.

/s/ Robert E. Harrison
By________________________________
Robert E. Harrison
President and Chief Executive Officer
(Principal Executive Officer)

/s/ James A. Cooley
By________________________________
James A. Cooley
Executive Vice President-Chief Financial Officer
(Principal Financial Officer)

/s/ Thomas G. Reynolds
By________________________________
Thomas G. Reynolds
Vice President-Controller
(Principal Accounting Officer)

/s/ Brian J. Harker
By________________________________
Brian J. Harker
Chairman and Director

/s/ C. Richard Green, Jr.
By________________________________
C. Richard Green, Jr.
Director

/s/ John M. Hines
By________________________________
John M. Hines
Director

/s/ Nigel G. Howard
By________________________________
Nigel G. Howard
Director

/s/ Mark W. Kehaya
By________________________________
Mark W. Kehaya
Director

/s/ Gilbert L. Klemann, II
By________________________________
Gilbert L. Klemann, II
Director

/s/ Joseph L. Lanier, Jr.
By________________________________
Joseph L. Lanier, Jr.
Director

/s/ Albert C. Monk III
By________________________________
Albert C. Monk III
Director

/s/ B. Clyde Preslar
By________________________________
B. Clyde Preslar
Director

/s/ Norman A. Scher
By________________________________
Norman A. Scher
Director

/s/ William S. Sheridan
By________________________________
William S. Sheridan
Director

/s/ Martin R. Wade III
By________________________________
Martin R. Wade III
Director

EXHIBIT INDEX

Exhibits

3.01	Amended and Restated Articles of Incorporation of Alliance One International, Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed May 19, 2005.
3.02	Amended and Restated Bylaws of Alliance One International, Inc., incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K, filed May 19, 2005.
4.01	Specimen of Common Stock certificate incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8, filed June 3, 2005.
4.02	Indenture, dated October 30, 2001, between DIMON Incorporated as issuer, and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed November 6, 2001.
4.03	First Supplemental Indenture, dated as of November 1, 2004, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed November 13, 2004.
4.04	Second Supplemental Indenture, dated March 22, 2005, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 9 5/8% Senior Notes due 2011, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed May 16, 2005.
4.05	Indenture, dated May 30, 2003, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.7 of the Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003.
4.06	First Supplemental Indenture, dated as of November 1, 2004, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed November 13, 2004.
4.07	Second Supplemental Indenture, dated March 22, 2005, between DIMON Incorporated as issuer and SunTrust Bank as trustee, related to 7 3/4% Senior Notes due 2013, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed May 16, 2005.
4.08	Indenture, dated as of April 1, 1997, between DIMON Incorporated and LaSalle National Bank, relating to 6 1/4% Convertible Subordinated Debentures due March 31, 2007, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed April 16, 1997 (Commission File No. 001-13684).
4.09	Indenture dated April 2, 2004, among Standard Commercial Corporation, Standard Commercial Tobacco Corp., Inc. and SunTrust Bank, as trustee, related to 9% Senior Notes due 2012, Series B, incorporated by reference to Exhibit 4.11 of Standard's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 14, 2004.

Exhibits *(Continued)*

4.10 Supplemental Indenture, dated March 22, 2005, among Standard Commercial Corporation, Standard Commercial Tobacco Corp., Inc. and SunTrust Bank, as trustee, related to 9% Senior Notes due 2012, Series B, incorporated by reference to Exhibit 4.3 of Alliance One's Current Report on Form 8-K, filed May 16, 2005.

4.11 Indenture, dated May 13, 2005, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 12 ¾% Senior Subordinated Notes due 2012, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed May 19, 2005.

4.12 Indenture, dated May 13, 2005, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 11.0% Senior Notes due 2012, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed May 19, 2005.

4.13 Indenture, dated March 7, 2007, between Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 8 1/2% Senior Notes due 2012, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed March 8, 2007.

10.01 Alliance One International, Inc. Pension Equity Plan, as amended May 24, 2006, incorporated by reference to Exhibit 10.01 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006, filed June 23, 2006.*

10.02 Standard Commercial Corporation Performance Improvement Compensation Plan, incorporated by reference to Exhibit 99.1 to Alliance One International, Inc.'s Registration Statement on Form S-8, filed June 3, 2005.*

10.03 Standard Commercial Corporation 2001 Performance Improvement Compensation Plan, incorporated by reference to Appendix B to Standard Commercial Corporation's definitive proxy statement filed July 16, 2001.*

10.04 Early Retirement Agreement, dated May 17, 1999, between DIMON Incorporated and Claude B. Owen, Jr., incorporated by reference to Exhibit 10.13 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 1999, filed September 28, 1999 (Commission File No. 001-13684).*

10.05 Employment Agreement, dated November 7, 2004, between DIMON Incorporated and Brian J. Harker, incorporated by reference to Exhibit 10.1 to DIMON Incorporated's Current Report on Form 8-K, filed November 8, 2004.*

10.06 Employment Agreement, dated November 7, 2004, between DIMON Incorporated and Robert E. Harrison, incorporated by reference to Exhibit 10.2 to DIMON Incorporated's Current Report on Form 8-K, filed November 8, 2004.*

EXHIBIT INDEX

Exhibits *(Continued)*

10.07 Employment Agreement, dated as of January 13, 1995, effective as of November 1, 1994, between Dibrell Brothers, Incorporated and H.P. Green, III, incorporated by reference to Exhibit 10.5 to Dibrell Brothers, Incorporated's Form 10-Q for the quarter ended December 31, 1994, filed February 13, 1995 (Commission File No. 000-2912).*

10.08 Amendment to Employment Agreement, dated August 29, 1995, between DIMON Incorporated and H.P. Green, III , incorporated by reference to Exhibit 10.15 of DIMON Incorporated's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004.*

10.09 DIMON Incorporated Supplemental Executive Retirement Plan, amended March 1, 2005, incorporated by reference to Exhibit 10.09 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2006, filed June 23, 2006.*

10.10 Settlement Agreement, dated May 24, 1999, between DIMON Incorporated and Tabex (Private) Limited, Folium Inc., Blair Investments (Private) Limited, Tabacalera S.A., Anthony C. B. Taberer, Paul A.B. Taberer, and Charles M.B. Taberer, incorporated by reference to Exhibit 10.29 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 1999, filed September 28, 1999 (Commission File No. 001-13684).*

10.11 DIMON Incorporated's Compensation Deferral Plan, incorporated by reference to Exhibit 10.15 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003.*

10.12 DIMON Incorporated 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10.14 of DIMON's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004.*

10.13 Credit Agreement, dated as of May 13, 2005, among Alliance One International, Inc., as borrower, Intabex Netherlands, B.V., as the Dutch borrower, the material domestic subsidiaries of the borrowers, as domestic guarantors, DIMON International AG, as foreign guarantor, Wachovia Bank, National Association, as administrative agent, ING Bank N.V. London Branch, as Syndication agent and certain banks forming the bank syndicate, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed May 19, 2005.

10.14 Registration Rights Agreement, dated May 13, 2005, among DIMON Incorporated, Wachovia Capital Markets LLC, Deutsche Bank Securities Inc. and ING Bank NV, London Branch, incorporated by reference to Exhibit 10.2 of Alliance One's Current Report on Form 8-K, filed May 19, 2005.

10.15 Purchase Agreement between Alliance One International, Inc., formerly known as DIMON Incorporated, and Wachovia Capital Markets, LLC, Deutsche Bank Securities Inc. and ING Bank N.V., London Branch, dated May 10, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed May 16, 2005.

EXHIBIT INDEX

Exhibits *(Continued)*

10.16 First Amendment to Credit Agreement dated as of October 28, 2005, by and among Alliance One International, Inc., Intabex Netherlands B.V., DIMON International AG, the several banks and other financial institutions from time to time party (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed October 31, 2005.

10.17 Second Amendment to Credit Agreement, dated as of November 30, 2005, by and among Alliance One International, Inc., Intabex Netherlands B.V., DIMON International AG, the several banks and other financial institutions from time to time party, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed December 1, 2005.

10.18 Amendment to DIMON Incorporated Compensation Deferral Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.19 Amendment to Standard Commercial Corporation Supplemental Retirement Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.2 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.20 Standard Commercial Corporation Supplemental Retirement Plan, dated March 27, 1990, as amended, incorporated by reference to Exhibit 10.3 of Alliance One's Current Report on Form 8-K, filed January 5, 2006.*

10.21 Third Amendment To Credit Agreement, dated as of November 8, 2006, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto (the "Lenders") and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2006, filed November 9, 2006.

10.22 Fourth Amendment To Credit Agreement, dated as of January 16, 2007, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 17, 2007.

10.23 Fifth Amendment To Credit Agreement, dated as of February 23, 2007, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the several banks and other financial institutions from time to time party hereto, and Wachovia Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed February 23, 2007.

10.24 Purchase Agreement, dated March 2, 2007, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed March 8, 2007.

EXHIBIT INDEX

Exhibits (*Continued*)

10.25 Registration Rights Agreement, dated March 7, 2007, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed March 8, 2007.

10.26 Amended and Restated Credit Agreement, dated March 30, 2007 by and among Alliance One International, Inc. and Intabex Netherlands B.V., as Borrowers, Alliance One International AG, as a Guarantor, the Lenders from time to time parties thereto, Wachovia Bank, National Association, as Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and ING Bank N.V., London Branch, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch and Societe Generale, as Documentation Agents, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed April 5, 2007.

10.27 DIMON Incorporated Supplemental Executive Retirement Plan, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed April 5, 2007.

10.28 Alliance One International, Inc. Pension Equity Plan, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed April 5, 2007.

10.29 Alliance One International, Inc. Supplemental Retirement Account Plan, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed April 5, 2007.

10.30 Waiver and Consent, dated June 20, 2007, by and among Intabex Netherlands B.V. as Borrowers, Alliance One International AG, as a Guarantor, and Wachovia Bank, National Association, as Administrative Agent for the Lenders (filed herewith).

12 Ratio of Earnings to Fixed Charges (filed herewith).

21 List of Subsidiaries (filed herewith).

23.1 Consent of Deloitte & Touche LLP (filed herewith).

23.2 Consent of Ernst & Young LLP (filed herewith).

31.01 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

* Indicates management contract or compensatory plan or arrangement.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday August 16, 2007 at the North Raleigh Hilton Hotel, Ballroom G, 3415 Wake Forest Road, Raleigh, North Carolina. Formal notice of the meeting, together with a proxy statement and proxy, was mailed on or about July 13, 2007.

COMMON STOCK

Alliance One International, Inc. common stock is listed on the New York Stock Exchange (NYSE) as ticker symbol AOI.

TRANSFER AGENT AND REGISTRAR FOR THE COMMON STOCK

American Stock Transfer
Charlotte, North Carolina

Inquiries concerning Alliance One International, Inc. common stock, including stock transfers, lost or stolen stock certificates, changes of address and dividend payment, should be directed to:

American Stock Transfer
59 Maiden Lane
New York, NY 10038

Toll-free from within the United States:
866-627-2656
Outside the United States: 718-921-8520

SEC FILINGS

The Company's annual report on Form 10-K and other Securities and Exchange Commission (SEC) filings are available without charge through our website at **www.aointl.com** or by written request addressed to:

Investor Relations
Alliance One International, Inc.
8001 Aerial Center Parkway
P. O. Box 2009
Morrisville, North Carolina 27560

GOVERNANCE DOCUMENTS

The Company's governance-related documents, including our Corporate Governance Guidelines, Code of Business Conduct, and committee charters are available without charge through our website, **www.aointl.com**, or by written request addressed to:

Corporate Secretary
Alliance One International, Inc.
8001 Aerial Center Parkway
P. O. Box 2009
Morrisville, North Carolina 27560

SHAREHOLDER COMMUNICATIONS

Shareholders may communicate with the Board of Directors in writing. Such communications should be sent in care of the Corporate Secretary to the address noted above.

FORWARD-LOOKING STATEMENTS

Alliance One International, Inc's 2007 Annual Report may include certain "forward-looking" statements. These forward-looking statements generally are identified by words such as "expects" or "anticipates" and words or similar effect and include statements regarding the Company's financial and operating goals. Actual results may differ materially from those expressed in any forward-looking statements due to a variety of factors, including those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors That May Affect Future Results" and elsewhere in the Annual Report and in our filings with the Securities and Exchange Commission.

CERTIFICATIONS

Alliance One International, Inc's 2007 annual report on Form 10-K includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer, which are required to be filed with the SEC by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosure. Alliance One International, Inc. has also filed with the NYSE the certification of its Chief Executive Officer confirming that Alliance One International Inc. has complied with the NYSE's corporate governance listing standards.

One

8001 AERIAL CENTER PARKWAY
MORRISVILLE, NC 27560-8417
PHONE 919-379-4300
www.aointl.com


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